Follow-Up Materials


06012940

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Fortis SA NV

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 02 2006
THOMSON
FINANCIAL

FILE NO. 82- 5234 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 5/1/06



99 82-5234


FORTIS

Financial Statements 2005


RECEIVED
2006 MAY -1 P 12:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


RECEIVED
APR 27 2006
SECTION

Financial Statements 2005

Fortis Financial Statements

Report of the Board of Directors of Fortis SA/NV and Fortis N.V.

Fortis SA/NV Financial Statements

Fortis N.V. Financial Statements

Contents

Fortis Financial Statements 2005

All amounts stated in the tables of these financial statements are denominated in millions of euros, unless otherwise indicated.

Auditors' report

Introduction

We have audited the accompanying Financial Statements of Fortis for the year 2005 which have been prepared on the basis of International Financial Reporting Standards as adopted by the European Union. These Financial Statements are the responsibility of the management of Fortis. Our responsibility is to express an opinion on these Financial Statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the Financial Statements give a true and fair view of the financial position of Fortis at 31 December 2005 and of the result and cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union.

Furthermore we have established to the extent of our competence that the Annual Review is consistent with the Fortis Financial Statements.

Amstelveen, 8 March 2006

KPMG Accountants N.V.
Represented by S.J. Kroon RA

Brussels, 8 March 2006

PricewaterhouseCoopers
Réviseurs d'Entreprises S.C.C.R.L.
Represented by Y. Vandenplas and L. Discry

Consolidated balance sheet

(before appropriation of profit)

	Note		31 December 2005		31 December 2004
Assets					
Cash and cash equivalents	16		21,822.0		25,019.7
Assets held for trading	17		62,705.0		60,319.9
Due from banks	18		81,001.9		64,197.0
Due from customers	19		280,759.3		227,833.7
Investments:	20				
- Held to maturity		4,669.3		4,721.3	
- Available for sale		179,020.1		153,543.2	
- Held at fair value through profit or loss		5,127.2		3,390.6	
- Investment property		2,546.3		2,304.4	
- Investments in associates and joint ventures		1,706.3		2,209.2	
			193,069.2		166,168.7
Unit-linked investments			25,666.7		16,853.4
Reinsurance, trade and other receivables	21		9,556.6		6,545.1
Property, plant and equipment	22		3,196.8		3,133.0
Goodwill and other intangible assets	23		1,922.4		671.5
Accrued interest and other assets	24		49,294.6		43,343.3
Total assets			**728,994.5**		**614,085.3**
Liabilities					
Liabilities held for trading	17		50,562.2		51,482.5
Due to banks	25		175,183.0		121,036.6
Due to customers	26		259,063.8		224,582.9
Liabilities arising from insurance and investment contracts	27		56,108.7		48,939.6
Liabilities related to unit-linked products	28		26,150.6		17,033.5
Debt certificates	29		77,266.6		71,777.0
Subordinated liabilities	30		13,757.2		13,345.3
Other borrowings	31		1,699.3		2,861.5
Provisions	32		907.1		851.9
Current and deferred tax liabilities	33		3,628.9		3,464.1
Accrued interest and other liabilities	34		45,011.0		43,033.0
Total liabilities			**709,338.4**		**598,407.9**
Shareholders' equity	5		**18,929.0**		**15,337.4**
Minority interests	6		727.1		340.0
Total equity			**19,656.1**		**15,677.4**
Total liabilities, minority interests and shareholders' equity			**728,994.5**		**614,085.3**

Consolidated income statement

	Note	2005	2004
Income			
Interest income	*37*	66,844.6	54,223.4
Insurance premiums	*49*	12,918.8	11,575.6
Dividend and other investment income	*38*	918.5	844.7
Share in result of associates and joint ventures		157.3	203.7
Realised capital gains (losses) on investments	*39*	1,642.3	1,580.2
Other realised and unrealised gains and losses	*40*	877.7	(939.8)
Fee and commission income	*41*	3,123.9	2,733.0
Income related to investments for unit-linked products		3,223.8	1,128.8
Other income	*42*	712.1	577.2
Total income		**90,419.0**	**71,926.8**
Expenses			
Interest expense	*43*	(60,227.3)	(47,966.2)
Insurance claims and benefits	*49*	(11,787.5)	(10,720.9)
Charges related to unit-linked products		(3,708.9)	(1,091.9)
Change in impairments	*44*	(235.2)	(379.7)
Fee and commission expense	*45*	(1,615.4)	(1,515.7)
Depreciation and amortisation of tangible and intangible assets		(548.3)	(468.9)
Staff expenses	*46*	(4,290.5)	(3,777.8)
Other expenses	*47*	(2,856.2)	(3,116.5)
Total expenses		**(85,269.3)**	**(69,037.6)**
Profit before taxation		**5,149.7**	**2,889.2**
Income tax expense	*48*	(1,163.7)	(510.2)
Net profit for the period		**3,986.0**	**2,379.0**
Net profit attributable to minority interests		45.5	25.5
Net profit attributable to shareholders		**3,940.5**	**2,353.5**
Per share data (EUR)	*7*		
Basic earnings per share		3.07	1.84
Diluted earnings per share		3.03	1.83

Consolidated statement of changes in equity

	Share Capital	Share Premium reserve	Other reserves	Currency translation reserve	Net profit attributable to shareholders	Unrealised gains and losses	**Shareholders' equity**	Minority interests	**Total**
Balance at 1 January 2004	6,293.2	11,667.9	(7,678.7)			2,135.0	**12,417.4**	570.3	**12,987.7**
Net profit for the period					2,353.5		**2,353.5**	25.5	**2,379.0**
Revaluation of investments						1,550.0	**1,550.0**	(14.9)	**1,535.1**
Translation differences				(120.8)		25.9	**(94.9)**	0.2	**(94.7)**
Other			(0.7)			0.8	**0.1**		**0.1**
			(0.7)	(120.8)	2,353.5	1,576.7	**3,808.7**	10.8	**3,819.5**
Dividend paid			(1,178.7)				**(1,178.7)**	(18.7)	**(1,197.4)**
Increase of capital	13.6	40.4					**54.0**		**54.0**
Treasury shares			236.0				**236.0**		**236.0**
Redemption								(200.0)	**(200.0)**
Other								(22.4)	**(22.4)**
Balance at 31 December 2004	**6,306.8**	**11,708.3**	**(8,622.1)**	**(120.8)**	**2,353.5**	**3,711.7**	15,337.4	**340.0**	15,677.4
Net profit for the period					3,940.5		**3,940.5**	45.5	**3,986.0**
Revaluation of investments						1,360.0	**1,360.0**	9.3	**1,369.3**
Translation differences			4.4	231.4		(63.8)	**172.0**	5.6	**177.6**
Other			14.1			51.0	**65.1**		**65.1**
			18.5	231.4	3,940.5	1,347.2	**5,537.6**	60.4	**5,598.0**
Transfer			2,353.5		(2,353.5)				
Dividend paid			(2,012.3)				**(2,012.3)**	(20.1)	**(2,032.4)**
Increase of capital	0.2	10.1					**10.3**		**10.3**
Treasury shares			56.0				**56.0**		**56.0**
Other								346.8	**346.8**
Balance at 31 December 2005	**6,307.0**	**11,718.4**	**(8,206.4)**	**110.6**	**3,940.5**	**5,058.9**	**18,929.0**	**727.1**	**19,656.1**

The impact of acquisitions and divestments is included in the line 'Other' under minority interests. An amount of EUR 265.6 million (2004: EUR 265.6 million) is included in Other reserves related to the equity component of convertible loans (see also note 30.2 'Subordinated convertible loans').

Consolidated cash flow statement

	2005	2004
Cash and cash equivalents - Balance at 1 January	**25,019.7**	**21,534.8**
Profit before taxation	5,149.7	2,889.2
Adjustment to reconcile profit to net cash generated by operating activities:		
Net realised gains (losses) on sales	(1,701.0)	(1,537.7)
Net unrealised gains (losses)	(261.6)	(177.3)
Income of associates and joint ventures (net of dividends received)	(96.9)	(140.1)
Depreciation, amortisation and accretion	967.4	791.8
Provisions and impairments	398.9	478.2
Share based compensation expense	12.2	16.3
Changes in operating assets and liabilities:		
Assets and liabilities held for trading	(3,605.1)	(4,288.0)
Due from banks	(16,592.7)	17,824.4
Due from customers	(46,043.4)	(46,693.9)
Reinsurance, trade and other receivables	(2,457.1)	5,171.5
Due to banks	52,559.6	2,391.8
Due to customers	27,475.7	26,445.5
Liabilities related to insurance and investments contracts	4,493.0	2,645.7
Net changes in all other operational assets and liabilities	(7,022.0)	2,179.5
Income tax paid	(1,022.9)	(554.4)
Cash flow from operating activities	**12,253.8**	**7,442.5**
Purchase of investments	(73,731.4)	(62,235.5)
Proceeds from sales, maturities and redemptions	56,848.2	50,936.5
Purchases of investment property	(386.7)	(350.2)
Proceeds from sales of investment property	176.2	207.5
Investments in associates and joint ventures	(137.3)	(406.7)
Proceeds from sales of associates and joint ventures	1,205.7	43.6
Purchases of property, plant and equipment	(369.2)	(409.9)
Sales of property, plant and equipment	165.4	105.3
Acquisition of subsidiaries, net of cash acquired	(1,112.1)	(49.5)
Divestments of subsidiaries net of cash sold	0.0	1,470.0
Purchase of intangible assets	(142.3)	(80.1)
Proceeds from sales of intangible assets	5.6	1.4
Cash flow from investing activities	**(17,477.9)**	**(10,767.6)**
Proceeds from the issuance of debt certificates	60,794.8	45,514.0
Payment of debt certificates	(57,663.4)	(38,012.5)
Proceeds from the issuance of subordinated liabilities	2,081.3	2,189.3
Payment of subordinated liabilities	(1,545.5)	(1,322.8)
Proceeds from the issuance of other borrowings	1,148.1	7,293.3
Payment of other borrowings	(962.4)	(7,735.8)
Proceeds from the issuance of shares	0.6	45.4
Purchases of treasury shares	(750.8)	(878.1)
Sales of treasury shares	806.8	1,114.1
Dividends paid to shareholders	(2,005.9)	(1,175.0)
Repayment of capital (including minority interests)		(200.0)
Cash flow from financing activities	**1,903.6**	**6,831.9**
Effect of exchange rate differences on cash and cash equivalents	122.8	(21.9)
Cash and cash equivalents - Balance at 31 December	**21,822.0**	**25,019.7**
Supplementary disclosure of operating cash flow information		
Interest income received	*65,268.6*	*47,128.8*
Dividend income received	*343.8*	*264.0*
Interest expense paid	*(59,305.1)*	*(41,478.5)*

1 General

Fortis is an international financial services provider active in the fields of banking and insurance. With a market capitalisation of EUR 35 billion (31 December 2005) and approximately 54.000 employees, Fortis ranks in the top 20 of European financial institutions. In its home market, the Benelux countries, Fortis occupies a leading position which it aims to develop and bolster. Fortis is using the expertise it has acquired in its home market to realise its European ambitions via *different growth platforms. Fortis also operates successfully worldwide in selected activities.* In specific countries in Europe and Asia, it effectively uses its know how and experience in bancassurance.

Legal structure

Fortis's two parent companies are Fortis SA/NV incorporated in Belgium with its registered office at Rue Royale/Koningsstraat 20, Brussels and Fortis N.V. incorporated in The Netherlands with its registered office at Archimedeslaan 6, Utrecht. The parent companies own, on a 50/50 basis, all the shares of two holding companies, Fortis Brussels SA/NV and Fortis Utrecht N.V. The holding companies are shareholders in operating companies and service companies, either directly or indirectly through subsidiaries.



Structure of Fortis
Fortis SA/NV
Fortis N.V.
50%
50%
50%
50%
Fortis Brussels SA/NV
Fortis Utrecht N.V.
Fortis Bank SA/NV
Fortis Insurance N.V.

When purchasing a Fortis share, shareholders effectively acquire a unit that comprises one ordinary Fortis SA/NV share and one ordinary Fortis N.V. share. As a consequence of this 'Twinned Share Principle', the number of Fortis Shares issued is always equal to the number of Fortis SA/NV shares issued and also to the number of Fortis N.V. shares issued.

The Fortis share has primary listings on the Primary Market of Euronext Brussels and on the Official Segment of the Stock market of Euronext Amsterdam. It is possible to trade the Fortis Share on both markets, and also buy on one market and sell on the other. Furthermore, Fortis also has a secondary listing on the Luxembourg Stock Exchange and a sponsored ADR programme in the United States.

2 Accounting principles

On 19 July 2002, the European Parliament and the Council issued regulation (EC) No 1606/2002 which required all consolidated financial statements published after 1 January 2005 by listed companies in the European Union to be compliant with International Financial Reporting Standards ('IFRS') as promulgated by the International Accounting Standards Board ('IASB'). These standards are subject to approval by the Commission as recommended by the EU Accounting Regulatory Committee ('ARC').

2.1 General

Consequently, the Fortis consolidated financial statements have been prepared in accordance with IFRS – including International Accounting Standards ('IAS') and Interpretations – at 31 December 2005 and as adopted by the European Union. For IAS 39, *Financial Instruments: Recognition and Measurement* this takes into account the amendments regarding the fair value option as published on 16 June 2005 by the IASB and as adopted by the European Union on 15 November 2005, as well as the exclusion regarding hedge accounting (the so-called 'carve-out') decided by the European Union on 19 November 2004.

The Fortis consolidated financial statements for the year ended 31 December 2004 were prepared in accordance with the applicable legal and regulatory requirements in Belgium. An overview of these accounting principles ('FAP') can be found in the Fortis 2004 financial statements. Fortis has restated the consolidated financial statements for comparative reasons to comply with IFRS. The effects of the adoption of IFRS are disclosed in note 3 to the consolidated financial statements.

Where accounting policies are not specifically mentioned below, reference should be made to the IFRSs as adopted by the European Union.

2.2 Accounting Estimates

The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying these accounting policies. Actual results may differ from those estimates and judgmental decisions.

Judgements and estimates are principally made in the following areas:
- estimation of the recoverable amount of impaired assets
- determination of fair values of Non-quoted financial instruments
- determination of the useful life and the residual value of property, plant and equipment, investment property and intangible assets
- measurement of liabilities for insurance contracts
- actuarial assumptions related to the measurement of pension liabilities and assets
- estimation of present obligations resulting from past events in the recognition of provisions

2.3 First-Time Adoption of IFRS

IFRS 1, *First-time Adoption of International Financial Reporting Standards*, requires the retrospective application of IFRS when an entity is first adopting IFRS. However, to ease the implementation of IFRS, the standard provides entities with twelve optional exemptions. Fortis has decided to use the following exemptions:

- **Business Combinations**: This exemption allows entities not to apply IFRS 3, *Business Combinations*, retrospectively to past business combinations. Fortis has decided to take advantage of this exemption and therefore, applies the provisions of IFRS 3, Business Combinations, to all business combinations occurring on or after 1 January 2004. Accordingly, business combinations that occurred prior to 1 January 2004 – and the goodwill that was included in equity - are not restated under IFRS.

- **Employee Benefits:** Under IAS 19, Employee Benefits, entities may elect to use a 'corridor' approach that leaves some actuarial gains and losses within defined limits unrecognised. Retrospective application of this approach requires an entity to split the cumulative actuarial gains and losses from the inception of the plan until the date of transition to IFRS into a .recognised portion and an unrecognised portion. However, entities may elect to recognise all cumulative actuarial gains and losses at the date of transition to IFRS. Fortis has decided to take advantage of this exemption and therefore doesn't apply IAS 19 retrospectively, and recognises all actuarial gains and losses on the opening balance sheet on 1 January 2004. Fortis applies the corridor approach prospectively from this date.

- **Cumulative Translation Differences**: IAS 21, *The Effects of Changes in Foreign Exchange Rates,* requires entities to classify some translation differences as a separate component of equity, and on disposal of a foreign operation, to transfer the cumulative translation difference for that foreign operation (including, if applicable, gains and losses on related hedges) to profit or loss as part of the gain or loss on disposal. However, entities have the option to not comply with these requirements for cumulative translation differences that existed at the date of transition to IFRS. Consequently, the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS, and the gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition to IFRS. Fortis takes advantage of this exemption.

- **Designation of Previously Recognised Financial Instruments**: IAS 39, *Financial Instruments: Recognition and Measurement,* permits a financial instrument to be designated on initial recognition as a financial asset or financial liability at fair value through profit or loss or as a financial asset available for sale. Entities have the option to make such a designation at the date of transition to IFRS. Fortis takes advantage of this exemption and designates some previously recognised financial assets as held at fair value through profit or loss or available for sale and some previously recognised financial liabilities as held at fair value through profit or loss at the date of transition.

- **Share-Based Payments:** The transition provisions of IFRS 2, Share-based Payment, encourage entities to apply the provisions to all share options and restricted shares granted to employees on or before 7 November 2002. Entities are also encouraged to apply IFRS 2 to share options and restricted shares that were granted after 7 November 2002 that vested before 1 January 2005. In addition, IFRS 2 may also be early adopted. Fortis has elected to apply IFRS 2 to all share options and restricted shares outstanding as of 1 January 2004 and all options issued subsequent to 1 January 2004.

2.4 Adoption Dates

IFRS permits earlier application of certain standards. Fortis has chosen to adopt IAS 32 (Financial Instruments: Disclosure and Presentation), IAS 39 (Financial Instruments: Recognition and Measurement), IFRS 2 (Share Based Payment), IFRS 3 (Business Combinations), and IFRS 4 (Insurance Contracts) from 1 January 2004. However, IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) has been adopted as from 1 January 2005. IFRS 6 (Exploration for and Evaluation of Mineral Resources) is not applicable to the activities carried out by Fortis. IFRS 7 (Financial Instruments: Disclosures) will be applied as from 1 January 2007 and will only have an impact on disclosures, not on recognition or measurement. The amendments regarding the fair value option as published on 16 June 2005 by the IASB and as adopted by the European Union on 15 November 2005 have been early adopted in the Fortis consolidated financial statements as at 31 December 2005.

2.5 Segment Reporting

Primary Reporting Format – business segments

Fortis's reportable business segments represent groups of assets and operations engaged in providing financial products or services, which are subject to differing risks and returns.

The core activities of Fortis are **Banking** and **Insurance.** As such, Fortis is organised on a world-wide basis into six business segments:

- Retail Banking
- Commercial and Private Banking
- Merchant Banking
- Insurance Belgium
- Insurance Netherlands
- Insurance International

Activities not related to banking and insurance and elimination differences are separately reported from the banking and insurance activities.

Transactions or transfers between the business segments are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

Secondary Reporting Format – geographical segments

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Fortis's reported geographical segments are as follows:

- Benelux (Belgium, The Netherlands, Luxembourg)
- Other European Countries
- United States of America
- Asia
- Others

2.6 Consolidation Principles

Subsidiaries

The consolidated financial statements include those of Fortis SA/NV and Fortis N.V. (the 'Parent Companies') and their subsidiaries. Subsidiaries are those companies, which Fortis, directly or indirectly, has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities ('control'). Subsidiaries are consolidated from the date on which effective control is transferred to Fortis and are no longer consolidated from the date that control ceases. Subsidiaries acquired exclusively with a view to resale are accounted for as non-current assets held for sale (see note 2.23).

In combining the financial statements of Fortis SA/NV and Fortis N.V., Fortis has opted for consortium accounting in order to reflect in the most reliable manner its banking and insurance activities. The EU 7th directive dated 13 June 1983 (83/349/EEC), states that a Member State may require to draw up consolidated financial statements if the relevant entities are managed on a unified basis or the administrative, management or supervisory bodies of the entities concerned consist for the major part of the same persons in office during the year. This has been required in Belgium by art. 111 of the Company Law and in The Netherlands by the Cutch Civil Code, Part 9, Book 2, article 406.1.

Fortis sponsors the formation of Special Purpose Entities ('SPEs') primarily for the purpose of asset securitisation transactions, structured debt issuance, or to accomplish another narrow well defined objective. Some of the SPEs are bankruptcy-remote companies whose assets are not available to settle the claims of Fortis. SPEs are consolidated if in substance they are controlled by Fortis.

Intercompany transactions, balances and gains and losses on transactions between the Fortis companies are eliminated. Minority interests in the net assets and net results of consolidated subsidiaries are shown separately on the balance sheet and income statement. Minority interests are stated at the fair value of the net assets at the date of acquisition. Subsequent to the date of acquisition, minority interests comprise the amount calculated at the date of acquisition and the minority's share of changes in equity since the date of acquisition.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether Fortis controls another entity.

Joint Ventures

Investments in joint ventures are accounted for using the equity method. Joint ventures are contractual agreements whereby Fortis and other parties undertake an economic activity that is subject to joint control.

Associates

Investments in associates are accounted for using the equity method. These are investments where Fortis has significant influence, but which it does not control. The ownership share of net income for the year is recognised as investment income and the investment is recorded at Fortis's share of the net assets of the associate. Goodwill recognised from an acquisition of an associate is presented as part of the investment in the associate.

Gains on transactions between Fortis and investments accounted for using the equity method are eliminated to the extent of Fortis's interest. Losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Adjustments are made to the financial statements of the associates to ensure consistent accounting policies across Fortis.

Losses are recognised until the carrying amount of the investment is reduced to nil and further losses are only recognised to the extent that Fortis has incurred legal or constructive obligations or made payments on behalf of an associate.

2.7 Foreign Currency

The consolidated financial statements are stated in euro, the functional currency of the Parent Companies of Fortis.

Foreign Currency Transactions

For individual entities of Fortis, foreign currency transactions are accounted for using the exchange rate at the date of the transaction.

Outstanding balances in foreign currencies at year end are translated at year end exchange rates for monetary items.

Translation of non-monetary items depends on whether the non-monetary items are carried at historical cost or at fair value. Non-monetary items carried at historical cost are translated using the historical exchange rate that existed at the date of the transaction. Non-monetary items that are carried at fair value are translated using the exchange rate on the date that the fair values are determined.

The resulting exchange differences are recorded in the income statement as foreign currency gains (losses) except for those non-monetary items whose fair value change is recorded as a component of shareholders' equity.

The distinction between exchange differences (recognised in the income statement) and unrealised fair value results (recognised in shareholders' equity) on available-for-sale financial assets is determined according to the following rules:

- the exchange differences are determined based on the evolution of the exchange rate calculated on the previous balances in foreign currency, and
- the unrealised (fair value) results are determined based on the difference between the balances in euro of the previous and the new period, converted at the new exchange rate.

Foreign Currency Translation

On consolidation, the income statement and cash flow statement of entities whose functional currency is not denominated in euro are translated into the presentation currency of Fortis, euro, at average daily exchange rates for the current year (or exceptionally at exchange rate at the date of the transaction if exchange rates fluctuate significantly) and their balance sheets are translated using the exchange rates prevailing at the balance sheet date. Translation exchange differences are recognised in shareholders' equity.

Exchange differences arising on monetary items that are part of a net investment in a foreign entity are recorded in shareholders' equity in the consolidated financial statements, until the disposal of the net investment.

Exchange differences arising on borrowings and other currency instruments designated as hedges of such investments are also recorded in shareholders' equity, except for any hedge ineffectiveness that is immediately recognised in the income statement. On disposal of a foreign entity, such exchange differences are recognised in the income statement as part of the gain or loss on the sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate on the balance sheet date.

	Rates at year end		*Average rates*	
	2005	*2004*	*2005*	*2004*
1 euro =				
Pound sterling	0.69	0.71	0.68	0.68
US dollar	1.18	1.36	1.24	1.24
Japanese Yen	139.07	139.70	136.81	134.32

2.8 Trade Date and Settlement Date Accounting

All purchases and sales of financial assets requiring delivery within the time frame established by regulation or market convention are recognised on the trade date, which is the date when Fortis becomes a party to the contractual provisions of the instrument.

Forward purchases and sales other than those requiring delivery within the time frame established by regulation or market convention are recognised as derivative forward transactions until settlement.

2.9 Offsetting

Financial assets and liabilities are offset and the net amount reported on the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. Assets are recorded net of any accumulated provision for impairment loss.

2.10 Classification and Measurement of Financial Assets and Liabilities

Fortis classifies financial assets and liabilities based on the business purpose of entering into these transactions.

Financial Assets

Consequently, financial assets are classified as assets held for trading, investments, due from banks and due from customers.

The measurement and income recognition in the income statement depend on the IFRS classification of the financial assets being: (a) loans and receivables; (b) held-to-maturity investments; (c) financial assets at fair value through profit or loss and (d) available-for-sale financial assets. This IFRS classification determines the measurement and recognition as follows:

a) Loans and receivables are initially measured at fair value (including transaction costs), and subsequently measured at amortised cost using the effective interest method, with the periodic amortisation in the income statement.

b) Held-to-maturity investments consist of instruments with fixed or determinable payments and fixed maturity for which the positive intent and ability to hold to maturity is demonstrated. They are initially measured at fair value (including transaction costs), and subsequently measured at amortised cost using the effective interest method, with the periodic amortisation recorded in the income statement.

c) Financial assets at fair value through profit or loss include:
   (i) financial assets held for trading, including derivative instruments that do not qualify for hedge accounting, and
   (ii) financial assets that Fortis has irrevocably designated at initial recognition or first-time adoption of IFRS as held at fair value through profit or loss

d) Available-for-sale financial assets are those that are otherwise not classified as loans and receivables, held-to-maturity investments, or financial assets designated at fair value through profit or loss. Available-for-sale financial assets are initially measured at fair value (including transaction costs), and are subsequently measured at fair value with unrealised gains or losses from fair value changes reported in shareholders' equity.

Financial Liabilities

Financial liabilities are classified as liabilities held for trading, due to banks, due to customers, debt certificates, subordinated liabilities and other borrowings.

The measurement and recognition in the income statement depends on the IFRS classification of the financial liabilities being: (a) financial liabilities at fair value through profit or loss, and (b) other financial liabilities. This IFRS classification determines the measurement and recognition in the income statement as follows:

a) Financial liabilities at fair value through profit or loss include:
   (i) financial liabilities held for trading, including derivative instruments that do not qualify for hedge accounting, and
   (ii) financial liabilities that Fortis has irrevocably designated at initial recognition or first-time adoption of IFRS as held at fair value through profit or loss

b) Other financial liabilities are initially recognised at fair value (including transaction costs), and subsequently measured at amortised cost using the effective interest method, with the periodic amortisation recorded in the income statement.

2.11 Fair Value of Financial Instruments

The fair value of a financial instrument is determined based on quoted prices in active markets. When quoted prices in active markets are not available, valuation techniques are used. Valuation techniques make maximum use of market inputs but are affected by the assumptions used, including discount rates and estimates of future cash flows. Such techniques include market prices of comparable investments, discounted cash flows, option pricing models and market multiples valuation methods. In the rare case where it is not possible to determine the fair value of a financial instrument, it is accounted for at cost.

On initial recognition, the fair value of a financial instrument is the transaction price, unless the fair value is evidenced by observable current market transactions in the same instrument, or is based on a valuation technique that includes inputs only from observable markets.

The principal methods and assumptions used by Fortis in determining the fair value of financial instruments are:

- Fair values for securities available for sale or at fair value through profit or loss are determined using market prices from active markets. If no quoted prices are available from an active market, the fair value is determined using discounted cash flow models. Discount factors are based on the swap curve plus a spread reflecting the characteristics of the instrument.

- Fair values for derivative financial instruments are obtained from active markets or determined using, as appropriate, discounted cash flow models and option pricing models.

- Fair values for unquoted private equity investments are estimated using applicable market multiples (e.g. price/earnings or price/cash flow ratios) refined to reflect the specific circumstances of the issuer.

- Fair values for loans are determined using discounted cash flow models based upon Fortis's current incremental lending rates for similar type loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are approximated by the carrying amount. Option pricing models are used for valuing caps and prepayment options embedded in loans that according to IFRS have been separated.

- Off-balance sheet commitments or guarantees are fair valued based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

- The carrying amounts are considered to approximate fair values for other financial assets and liabilities, such as short-term payables and receivables.

2.12 Measurement of Impaired Assets

An asset is impaired when its carrying amount exceeds its recoverable amount. Fortis reviews all of its assets at each reporting date for indicators of impairment.

The carrying amount of impaired assets is reduced to its estimated recoverable amount and the amount of the change in the current year provision is recognised in the income statement. Recoveries, write-offs and reversals of impairment are included in the income statement as part of change in provisions for impairment.

If in a subsequent period, the amount of the impairment on assets other than goodwill or available-for-sale equity instruments decreases, due to an event occurring after the write-down, the amount is reversed by adjusting the impairment and is recognised in the income statement.

Financial Assets

A financial asset (or group of financial assets) is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event (or events) has an impact on the estimated future cash flows of the financial asset (or group of financial assets) that can be reliably estimated.

Depending on the type of financial asset, the recoverable amount can be estimated as follows:

- the fair value using an observable market price;
- present value of expected future cash flows discounted at the instrument's original effective interest rate; or
- based on the fair value of the collateral.

Impairments to available-for-sale equity instruments cannot be reversed through the income statement in subsequent periods.

Other Assets

For non-financial assets, the recoverable amount is measured as the higher of the fair value less cost to sell and the value in use. Fair value less cost to sell is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs. Value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life.

Goodwill

See note 2.21: Goodwill.

2.13 Cash and Cash Equivalents

Content

Cash and cash equivalents comprise cash on hand, freely available balances with central banks and other financial instruments with less than three months maturity from the date of acquisition.

Cash Flow Statement

Fortis reports cash flows from operating activities using the indirect method, whereby the net result is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.

Interest received and interest paid are presented as cash flows from operating activities in the cash flow statement. Dividends received are classified as cash flows from operating activities. Dividends paid are classified as cash flows from financing activities.

2.14 Due from banks and Due from customers

Classification

Due from banks and due from customers include loans originated by Fortis by providing money directly to the borrower or to a sub-participation agent and loans purchased from third parties that are carried at amortised cost. Debt securities acquired on the primary market directly from the issuer are recorded as loans, provided there is no active market for those securities. Loans that are originated or purchased with the intent to be sold or securitised in the short-term are classified as assets held for trading. Loans that are designated as held at fair value through profit or loss or available for sale are classified as such at initial recognition or upon first-time adoption of IFRS.

Measurement

Incremental costs incurred and loan origination fees earned in securing a loan are deferred and amortised over the life of the loan as an adjustment to the yield.

Impairment

A credit risk for specific loan impairment is established if there is objective evidence that Fortis will not be able to collect all amounts due in accordance with contractual terms. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows or, alternatively, the collateral value less costs to sell if the loan is secured.

An 'incurred but not reported' (IBNR) impairment on loans is recorded when there is objective evidence that incurred losses are present in components of the loan portfolio, without having specifically identified impaired loans. This impairment is estimated based upon historical patterns of losses in each component, reflecting the current economic climate in which the borrowers operate and taking into account the risk of difficulties in servicing external debt in some foreign countries based on an assessment of the political and economic situation.

Impairments are recorded as a decrease in the carrying value of due from banks and due from customers.

When a specific loan is identified as uncollectible and all legal and procedural actions have been exhausted, the loan is written off against the related charge for impairment; subsequent recoveries are credited to change in provisions for impairment in the income statement.

2.15 Sale and Repurchase Agreements and Lending/Borrowing Securities

Securities subject to a repurchase agreement ('repos') are not derecognised from the balance sheet. The liability resulting from the obligation to repurchase the assets is included in due to banks or due to customers depending on the type of counterparty. Securities purchased under agreements to resell ('reverse repos') are not recognised on the balance sheet. The right to receive cash from the counterparty is recorded as due from banks or due from customers depending on the type of counterparty. The difference between the sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.

Securities lent to counterparties remain on the balance sheet. Similarly, securities borrowed are not recognised on the consolidated financial statements. If borrowed securities are sold to third parties; the proceeds from the sale and a liability for the obligation to return the collateral are recorded. The obligation to return the collateral is measured at fair value through profit or loss and is classified as a liability held for trading.

2.16 Assets and Liabilities Held for Trading

A financial asset or financial liability is classified as held for trading if it is:

- acquired or incurred principally for the purpose of selling or repurchasing it in the near term, or
- part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking, or
- a derivative (except for a derivative that is a designated and effective hedging instrument).

Assets and liabilities held for trading are initially recognised and subsequently measured at fair value through profit or loss. The (realised and unrealised) results are included in 'Other realised and unrealised gains and losses'. Interest earned (paid) on assets (liabilities) held for trading is reported as interest income (expense). Dividends received are included in investment income.

2.17 Investment Securities

Management determines the appropriate classification of its investment securities at the time of the purchase. Investment securities with a fixed maturity where management has both the intent and the ability to hold to maturity are classified as held to maturity. Investment securities to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices, are classified as available for sale. Investment securities that are acquired for the purpose of generating short-term profits are considered to be held for trading. Any investment, other than investments in equity instruments without a quoted market price in an active market, may be designated on initial recognition as a financial instrument at fair value through profit or loss. Once an asset has been designated as held at fair value through profit or loss it cannot be transferred to a different category.

Held-to-maturity investments are carried at amortised cost less any impairment changes. Any difference between the initial recognition amount resulting from transaction costs, initial premiums or discounts is amortised over the life of the investment using the effective interest method. If a held-to-maturity investment is determined to be impaired, the impairment is recognised in the income statement.

Available-for-sale investment securities are held at fair value. Changes in the fair value are recognised directly in shareholders' equity until the asset is sold unless the asset is hedged by a derivative. If an investment is determined to be impaired, the impairment is recognised in the income statement. For impaired available-for-sale investments, unrealised losses previously recognised in shareholders' equity are transferred to the income statement when the impairment occurs.

If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment was recognised in the income statement, the impairment is reversed, with the amount of the reversal recognised in the income statement. Impairments recognised in the income statement for an investment in an equity instrument classified as available for sale are not reversed through the income statement.

Available-for-sale investment securities that are hedged by a derivative are carried at fair value through profit or loss.

Held for trading assets and assets designated as held at fair value through profit or loss are carried at fair value. Changes in the fair value are recognised in the income statement.

Investment Property

Investment properties are those properties held to earn rental income or for capital appreciation. Fortis may also use certain investment properties for its own use. If the own use portions can be sold separately or leased out separately under a finance lease, these portions are accounted for as property, plant and equipment. If the own use portions could not be sold separately, the property is treated as investment property only if Fortis holds an insignificant portion for its own use.

Investment property is measured at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated using the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. The residual value and the useful life of investment property are reviewed at each year end.

Fortis rents its investment property to unrelated third parties under various non-cancellable rental contracts. Certain contracts contain renewal options for various periods of time; the rental income associated with these contracts is recognised on a straight-line basis over the rental term as investment income.

Transfers to, or from, investment property are only made when there is a change of use:

- into investment property at the end of owner-occupation, or at the start of an operating lease to a another party, or at the end of construction or development
- out of investment property at the commencement of owner-occupation, or start of development with a view to sale.

When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs associated with the construction contract are recognised as revenue and expenses respectively by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

2.18 Leases

Fortis as a Lessor

Assets leased under operating leases are included in the consolidated balance sheet (1) under investment property (buildings), and (2) under property, plant and equipment (equipment and motor vehicles). They are recorded at cost less accumulated depreciation. Rental income, net of any incentives given to lessees, is recognised on a straight-line basis over the lease term. Initial direct costs incurred by Fortis are added to the carrying amount of the leased asset and recognised as an expense over the lease term on the same basis as the rental income.

Fortis has also entered into finance leases, in which substantially all the risks and rewards related to ownership of the leased asset, other than legal title, are transferred to the customer.

When assets held are subject to a finance lease, the present value of the lease payments and any guaranteed residual value is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease interest income is recognised over the term of the lease based on a pattern reflecting a constant periodic rate of return on the net investment outstanding in respect of finance leases. Initial direct costs incurred by Fortis are included in the finance lease receivable and allocated against lease interest income over the lease term.

Fortis as a Lessee

Fortis principally enters into operating leases for the rental of equipment and land and buildings. Payments made under such leases are typically charged to the income statement principally on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Any incentives received from the lessor in relation to operating leases are recognised as a reduction of rental expense over the lease term on a straight-line basis.

If the lease agreement transfers substantially all the risk and rewards incident to ownership of the asset, the lease is recorded as a finance lease and the related asset is capitalised. At inception, the asset is recorded at the lower of the present value of the minimum lease payments or fair value and depreciated over the shorter of its estimated useful life or the lease term. The corresponding lease obligation, net of finance charges, is recorded as borrowings. The interest element of the finance cost is charged to the income statement over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the obligation for each period.

2.19 Reinsurance, Trade and Other Receivables

Reinsurance

Fortis assumes and/or cedes reinsurance in the normal course of business. Reinsurance receivables principally include balances due from both insurance and reinsurance companies for ceded insurance liabilities. Amounts recoverable from or due to reinsurers are estimated in a manner consistent with the amounts associated with the reinsured policies and in accordance with the reinsurance contract. Reinsurance is presented on the consolidated balance sheet on a gross basis unless a right of offset exists.

Contracts that transfer significant insurance risk are classified as reinsurance contracts. Investment contracts are those contracts that transfer financial risk without transferring significant insurance risk.

Reinsurance contracts are reviewed to determine if significant insurance risk is transferred within the contract. Reinsurance contracts that do not transfer significant insurance risk are accounted for using the deposit method and included in loans or borrowings as a reinsurance financial asset or liability. A reinsurance financial asset or liability is recognised based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the reinsured. Amounts received or paid under these contracts are accounted for as deposits using the effective interest method.

Trade and Other Receivables

Trade and other receivables arising from the normal course of business and originated by Fortis are initially recorded at fair value and subsequently measured at amortised cost using the effective interest method, less impairments.

2.20 Property, Plant and Equipment

All real estate held for own use and fixed assets are stated at cost less accumulated depreciation (except for land that is not depreciated) and any accumulated impairment losses. Cost is the amount of cash or cash equivalents paid or the fair value of the other consideration given to acquire an asset at the time of its acquisition or construction. Generally, depreciation is calculated on the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. The residual value and the useful life of property, plant and equipment is reviewed at each year end.

Repairs and maintenance expenses are charged to the income statement when the expenditure is incurred. Expenditures that enhance or extend the benefits of real estate or fixed assets beyond their original use are capitalised and subsequently depreciated.

Borrowing costs to finance the construction of property, plant and equipment: see note 2.36 'Borrowing Costs'.

2.21 Goodwill and Other Intangible Assets

Goodwill

Acquisitions of companies are accounted for using the purchase method of accounting. Goodwill represents the excess of the fair value of the assets given, liabilities incurred or assumed, and equity instruments issued, plus any costs directly attributable to the business combination, over the Fortis's interest in the fair value of assets acquired and liabilities and contingent liabilities assumed. Goodwill arising on the acquisition of a subsidiary is reported on the balance sheet as an intangible asset. Goodwill arising on business combinations before 1 January 2004 is deducted from equity and is not restated under IFRS (see note 2.3). At acquisition date, it is allocated to those cash generating units that are expected to benefit from the synergies of the business combination. It is not amortised, but instead is tested for impairment. Goodwill arising on the acquisition of an associate is presented as part of the investment in the associate.

Any excess of the acquired interest in the net fair value of the acquiree's assets, liabilities and contingent liabilities over the acquisition cost is recognised immediately in the income statement.

Fortis assesses the carrying value of goodwill annually or, more frequently, if events or changes in circumstances indicate that such carrying value may not be recoverable. If such indication exists, the recoverable amount is determined for the cash-generating unit to which goodwill belongs. This amount is then compared to the carrying amount of the cash-generating unit and an impairment loss is recognised if the recoverable amount is less than the carrying amount. Impairment losses are recognised immediately in the income statement.

Fortis first reduces the carrying amount of goodwill allocated to the cash generating unit and then reduces the other assets in the cash generating unit pro rata on the basis of the carrying amount of each asset in the cash generating unit. Previously recognised impairment losses relating to goodwill are not reversed.

Fortis may obtain control of a subsidiary in more than one transaction. When this occurs, each exchange transaction is treated separately by Fortis. The cost of each transaction is compared to the fair value of each transaction to determine the amount of goodwill associated with that individual transaction. Before Fortis obtains control of the entity, the transaction may qualify as an investment in an associate and be accounted for using the equity method. If so, the fair value of the investee's identifiable net assets at the date of each earlier transaction will have been determined in applying the equity method to the investment.

Intangible Assets

An intangible asset is an identifiable non-monetary asset and is recognised at cost if and only if it will generate future economic benefits and if the cost of the asset can be measured reliably.

The present value of future profits (also defined as value of business acquired or 'VOBA') from acquired insurance contracts is recognised as an intangible asset and amortised over the premium or gross profit recognition period of the policies acquired.
Internally generated intangible assets are capitalised when Fortis can demonstrate all of the following:

- the technical feasibility of completing the intangible asset so that wit will be available for use or sale
- its intention to complete the intangible asset and use or sell it
- its ability to use or sell the intangible asset
- how the intangible asset will generate probable future economic benefits
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset
- its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Intangible assets arising from research and internally generated goodwill are not capitalised.

Software for computer hardware that cannot operate without that specific software, such as the operating system, is an integral part of the related hardware and it is treated as property, plant and equipment. When the software is not an integral part of the related hardware, the costs incurred during the development phase for which Fortis can demonstrate all of the above mentioned criteria are capitalised as an intangible asset and amortised using the straight-line method over the estimated useful life.

Other intangible assets include intangible assets with definite lives, such as trademarks and licenses that are generally amortised over their useful lives using the straight-line method. Indefinite lived intangibles, which are not amortised, are instead tested for impairment at least annually. Any impairment loss identified is recognised in the income statement. Intangibles are recorded on the balance sheet at cost less any accumulated amortisation and any accumulated impairment losses. The residual value and the useful life of intangible fixed assets is reviewed at each year end.

Intangible assets with finite lives are reviewed at each reporting date for indicators of impairment.

Indefinite lived intangibles, which are not amortised, are instead tested for impairment at least annually. Any impairment loss identified is recognised in the income statement. *Intangibles are recorded on the balance sheet at cost less any accumulated amortisation* and any accumulated impairment losses. The residual value and the useful life of intangible assets is reviewed at each year end.

2.22 Deferred Acquisition Costs

The costs of acquiring new and renewed insurance business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and primarily are related to the production of new business, are deferred and amortised. Deferred acquisition costs ('DAC') are periodically reviewed to ensure they are recoverable based on estimates of future profits of the underlying contracts.

For insurance life products and investment life products with discretionary participating features, DAC is amortised over the expected life of the contracts based on the present value of the estimated gross margin or profit amounts using the expected investment yield. Estimated gross margin includes anticipated premiums and investment results less benefits and administrative expenses, changes in the net level premium reserve and expected policyholder dividends, as appropriate. Deviations of actual results from estimated experience are reflected in the income statement in the period in which such deviations occur. DAC is adjusted for the amortisation effect of unrealised gains (losses) recorded in shareholders' equity as if they were realised with the related adjustment to unrealised gains (losses) in shareholders' equity.

For insurance life products and investment life products without discretionary participating features DAC is amortised in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issuance and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in the income statement in the period such deviations occur. For these contracts, the amortisation periods generally are for the total life of the policy.

For short duration contracts, DAC is amortised over the period in which the related premiums written are earned. Future investment income, at a risk free rate of return, is considered in assessing the recoverability of DAC.

Some investment contracts with no discretionary participation features issued by insurance entities involve both the origination of a financial instrument and the provision of investment management services. Where clearly identifiable, the incremental costs relating to the right to provide investment management services are recognised as an asset and are amortised as the entities recognise the related revenues. The related intangible asset is tested for recoverability at each reporting date. Fee charges for managing investments on these contracts are recognised as revenue as the services are provided.

2.23 Non-Current Assets Held for Sale and Discontinued Operations

Non-current assets or a group of assets and liabilities are those for which Fortis will recover the carrying amount from a sale transaction that is expected to qualify as a sale within a year, instead of through continuing use.

A discontinued operation is a part of Fortis that has been disposed of or is classified as held for sale and meets the following criteria:

- represents a separate major line of business or geographical area of operations;
- is part of a single co-ordinated plan to dispose of a separate major line of business *or geographical area of operations; or*
- is a subsidiary acquired exclusively with a view to resale.

Non-current assets held for sale (and disposal groups) are not depreciated but measured at the lower of its carrying amount and fair value less costs to sell, and are separately presented on the balance sheet.

Results on discontinued operations are presented separately in the income statement.

2.24 Derivative Financial Instruments and Hedging

Recognition and Classification

Derivatives are financial instruments such as swaps, forward and future contracts, options (both written and purchased). These financial instruments have values that change in response to change with various underlying variables, require little or no net initial investment, and are settled at a future date.

All derivatives are recognised on the balance sheet at fair value on the trade date:

- derivatives held for trading in 'Assets held for trading' and 'Liabilities held for trading'
- derivatives that qualify for hedge accounting in 'Accrued interest and other assets' and *'Accrued interest and other Liabilities'*.

Subsequent changes in the clean fair value (i.e. excluding the interest accruals) of derivatives that are not designated hedging instruments are reported in the income statement under 'Other realised and unrealised gains and losses'.

Financial assets or liabilities can include embedded derivatives. Such financial instruments are often referred to as hybrid financial instruments. Hybrid financial instruments include reverse convertible bonds (bonds whose repayment may take the form of equities) or bonds with indexed interest payments. If the host contract is not carried at fair value through profit or loss and the characteristics and risks of the embedded derivative are not closely related to those of the host contract, the embedded derivative should be separated from the host contract and measured at fair value as a stand alone derivative. Changes in the fair value are recorded in the income statement. The host contract is accounted for and measured applying the rules of the relevant category of the financial instrument.

However, if the host contract is carried at fair value through profit or loss or if the characteristics and risks of the embedded derivative are closely linked to those of the host contract, the embedded derivative is not separated and the hybrid financial instrument is measured as one instrument.

Embedded derivatives requiring separation are reported as hedging derivatives or derivatives held for trading as appropriate.

Hedging

On the date a derivative contract is entered into, Fortis may designate this contract as either (1) a hedge of the fair value of a recognised asset or liability (fair value hedge); (2) a hedge of a net investment in a foreign entity or; (3) a hedge of a future cash flow attributable to a recognised asset or liability or a forecasted transaction (cash flow hedge). Hedges of firm commitments are fair value hedges, except for hedges of foreign exchange risk which are accounted for as cash flow hedges.

Fortis documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. Fortis also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Only assets, liabilities, firm commitments or highly probable forecast transactions that involve a party external to Fortis are designated as hedged items.

The change in fair value of a hedged asset or liability that is attributable to the hedged risk and the change in the fair value of the hedging instrument in a fair value hedge are recognised in the income statement. The change in the fair value of interest bearing derivative instruments is presented separately from interest accruals.

If the hedge no longer meets the criteria for hedge accounting or is otherwise discontinued, the adjustment to the carrying amount of a hedged interest-bearing financial instrument that results from hedge accounting is amortised using the new effective interest rate calculated on the hedge discontinuance date.

Fair value hedge accounting is applied as from 1 January 2005 for portfolio hedges of interest rate risk ('macro hedging'). Macro hedging implies that a group of derivatives (or proportions) are viewed in combination and jointly designated as the hedging instrument. Although the portfolio may, for risk management purposes, include assets and liabilities, the amount designated is an amount of assets or an amount of liabilities. In this context, the starting difference between the fair value and the carrying value of the hedged item at designation of the hedging relationship is amortised over the remaining life of the hedged item. For macro hedges, Fortis uses the 'carved out' version of IAS 39 adopted by the European Union which removes some of the limitations on fair value hedges and the strict requirements on the effectiveness of those hedges. Under this version, ineffectiveness only arises when the revised estimate of certain hedged item bucket drops below the designated amount of that bucket.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised as an unrealised gain or loss in shareholders' equity. Any hedge ineffectiveness is immediately recognised in the income statement.

When the hedge of a forecasted transaction or firm commitment results in the recognition of a non-financial asset or of a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of that non-financial asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as profit or loss in the periods during which the hedged firm commitment or forecasted transaction affects the income statement.

2.25 Securitisations

Fortis securitises various consumer and commercial financial assets. These securitisations may take the form of a sale of the related assets or a credit risk transfer through the use of funded credit derivatives to special purpose companies. These special purpose companies then issue various security tranches to investors. The financial assets included in a securitisation are fully or partially derecognised when Fortis transfers substantially all risks and rewards of the assets or portions thereof or when Fortis transfers nor retains substantially all risks and rewards but does not retain control over the financial assets transferred.

2.26 Due to Customers, Policyholder Account Balances and Other Funds on Deposit

Policyholder account balances are from those policies that have insignificant insurance risk and are in substance financial instruments. Liabilities for customer deposits and policyholders' account balances equal the amount due at the balance sheet date. The value of policyholder account balances represents an accumulation of gross payments received plus credited interest less, any expense and mortality charges and withdrawals.

2.27 Liabilities arising from insurance and investment contracts

Classification

Fortis issues contracts that transfer insurance risk or financial risk or both. Contracts that transfer significant insurance risk are classified as insurance contracts and reinsurance contracts. These contracts can also transfer financial risk.

Investment contracts are those contracts that transfer financial risk without transferring significant insurance risk.

Most life insurance or investment contracts contain a guaranteed benefit. Some of them may also contain a discretionary participation feature. This feature entitles the holder of the contract to receive, as a supplement to guaranteed benefits, additional benefits or bonuses:

- that are likely to be a significant portion of the total contractual benefits;
- whose amount or timing is contractually at the discretion of Fortis; and
- that are contractually based on:
  - the performance of a specified pool of contracts or a specified type of contract;
  - realised and/or unrealised investment returns on a specified pool of assets held by Fortis; or
  - the income statement of Fortis, fund or other entity that issues the contract.

In some unit-linked contracts, there could be an additional death coverage (an insurance component) added to the deposit component (the units). Fortis has unbundled these contracts, so that the components are accounted for uniformly. When unbundling applies, the deposit component is treated as investment contract (without discretionary participation feature) and the insurance component as insurance contract.

Liabilities arising from Insurance Contracts and Investment Contracts with Discretionary Participation Features

For life insurance contracts, future policy benefit liabilities are calculated using a net level premium method (present value of future net cash flows) on the basis of actuarial assumptions as determined by historical experience and industry standards. Participating policies include any additional liabilities relating to any contractual dividends or participations. For some designated contracts, the future policy benefit liabilities have been remeasured to reflect current market interest rates.

For life insurance contracts with minimum guaranteed returns, additional liabilities have been set up to reflect expected long-term interest rates. The liabilities relating to annuity policies during the accumulation period are equal to accumulated policyholder balances. After the accumulation period, the liabilities are equal to the present value of expected future payments. Changes in mortality tables that occurred in previous years are fully reflected in these liabilities.

Embedded derivatives not closely related to the host contracts are separated from the host contracts and measured at fair value through profit or loss. Actuarial assumptions are revised at each reporting date with the resulting impact recognised in the income statement.

The adequacy of the liability is tested at each reporting date on the level of homogeneous product groups. If the liabilities are not adequate to provide for future cash flows, including cash flows such as maintenance costs, as well as cash flows resulting from embedded options and guarantees and amortisation of the deferred acquisition costs ('DAC'), the DAC is written off and/or additional liabilities are established based on best estimate assumptions. Any recognised deficiency is immediately recorded in the income statement.

Claims and claim adjustment expenses are charged to the income statement as incurred. Unpaid claims and claim adjustment expenses include estimates for reported claims and provisions for claims incurred but not reported. Estimates of claims incurred but not reported are developed using past experience, current claim trends and the prevailing social, economic and legal environments. The liability for non-life insurance claims and claim adjustment expenses is based on estimates of expected losses (after taking into account reimbursements, recoveries, salvage and subrogation) and takes into consideration management's judgement on anticipated levels of inflation, claim handling costs, legal risks and the trends in claims. Non-life liabilities for workers' compensation business are presented at their net present value. The liabilities established are adequate to cover the ultimate costs of claims and claim adjustment expenses. Resulting adjustments are recorded in the income statement. Fortis does not discount its liabilities for claims other than for claims with determinable and fixed payment terms.

For life insurance contracts and investment contracts with discretionary participating features, current policyholder dividends are accrued based on the contractual amount due based on statutory net income, restrictions and payment terms. An additional deferred profit sharing liability ('DPL') is accrued based on a constructive obligation or the amount legally required to be paid on differences between statutory and IFRS income and unrealised gains or losses recorded in equity.

In some of Fortis's accounting models, realised gains or losses on assets have a direct effect on the measurement of (a part of) its insurance liabilities and related deferred acquisition costs. Fortis applies 'shadow accounting' to the changes in fair value of the investments and assets and liabilities held for trading that are linked to and therefore affect the measurement of the insurance liabilities. These changes in fair value will therefore not be part of equity.

The whole of the remaining unrealised changes in fair value of the available-for-sale portfolio – after application of 'shadow accounting' – that are subject to discretionary participation features are classified as a separate component of equity.

Fortis's non-participating investment contracts are primarily unit-linked contracts where the investments are held on behalf of the policyholder. Unit-linked contracts are a specific type of life insurance contracts governed by Article 25 of EU Directive 2002/83/EC, where the benefits are linked to UCITS ('Undertakings for Collective Investment in Transferable Securities'), a share basket or a reference value, or to a combination of these values, or units, laid down in the contract. The liabilities for such contracts are measured at unit value (= fair value of the fund in which the unit-linked contracts are invested divided by the number of units of the fund).

Reinsurance Liabilities

Liabilities relating to accepted or ceded reinsurance business that does not transfer significant insurance risk may be considered to be financial liabilities and the liabilities are accounted for in the same way as other financial liabilities as stated in note 2.26.

The accounting requirements for liabilities related to accepted reinsurance contracts with significant insurance risk are the same as those that apply to direct written insurance contracts.

Deposits from reinsurers under ceded reinsurance that transfers significant insurance risk equal the amount due at the balance sheet date.

Unit-linked Investments

Unit-linked investments represent funds maintained to meet specific investment objectives of third parties that bear the investment risk. Certain products may contain guarantees in which case the assets are segregated and recorded at fair value with the change in fair value recognised in the income statement and the liabilities are reported at amounts owed to the policyholders at the balance sheet date, including any guarantees or embedded derivatives. Treasury shares held on behalf of policyholders are eliminated.

The fees for managing investments held on behalf of third parties are recorded on an accrual basis and recognised as fee income when the services are provided.

2.28 Debt Certificates, Subordinated Liabilities and Other Borrowings

Debt certificates, subordinated liabilities and other borrowings are initially recognised at fair value net of direct transaction costs incurred. Subsequently, they are measured at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowing using the effective interest method.

Debt that can be converted into Fortis's own shares is separated into two components on initial recognition: (a) a liability instrument and, (b) an equity instrument. The liability component is first determined by measuring the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component. The carrying amount of the equity instrument represented by the option to convert the instrument into common shares is then determined by deducting the carrying amount of the financial liability from the amount of the compound instrument as a whole.

Preference shares, which carry a mandatory coupon, or are redeemable on a specific date or at the option of the shareholder, including those preferred shares that establish such a contractual obligation indirectly through their terms and conditions are classified as borrowings. The dividends on these preference shares are recognised in the income statement as interest expense on an amortised cost basis using the effective interest method.

If Fortis purchases its own debt, it is removed from the balance sheet and the difference between the carrying amount of the liability and the consideration paid is included in the income statement.

In determining whether preference shares are classified as a financial liability or as an equity instrument, Fortis assesses the particular rights attaching to the shares to determine whether they exhibit the fundamental characteristic of a financial liability.

2.29 Employee Benefits

Pension Liabilities

Fortis operates a number of defined benefit and defined contribution plans throughout its global activities, in accordance with local conditions or industry practices. The pension plans are generally funded through payments to insurance companies or trustee administered plans, determined by periodic actuarial calculations.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependant on one or more factors such as age and years of service. A defined contribution plan is a pension plan under which Fortis pays fixed contributions. Fortis has no legal or constructive obligations to pay further contributions if the assets are not sufficient to pay all employees the benefits relating to employee service in the current and prior periods.

At least annually qualified actuaries calculate the pension assets and liabilities.

For defined benefit plans, the pension costs and related pension asset or liability are estimated using the projected unit credit method. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final liability. Under this method, the cost of providing these benefits is charged to the income statement to spread the pension cost over the service lives of employees. The pension liability is measured at the present value of the estimated future cash outflows using interest rates determined by reference to market yields on high quality corporate bonds that have terms to maturity approximating the terms of the related liability. Net cumulative unrecognised actuarial gains and losses for defined benefit plans exceeding the corridor (greater of 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets) are recognised in the income statement over the average remaining service lives of the employees.

All actuarial gains and losses prior to 1 January 2004 have been recognised in the opening balance sheet.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

The assets, which support the pension liabilities of an entity, must meet certain criteria in order to be classified as 'qualifying pension plan assets'. These criteria relate to the fact that the assets should be legally separate from Fortis or its creditors. If these criteria are not met, then the assets will be included in the relevant caption on the balance sheet (such as investments, property, plant and equipment, etc.). If the assets meet the criteria, they are netted against the pension liability. The netting also applies to the income statement. If the pension assets qualify, then Fortis shows reduced income from assets (such as interests, dividends, etc.) and reduced employee pension costs.

When the fair value of the plan assets is netted against the present value of the obligation of a defined benefit plan, the resulting amount could be negative (an asset). In this case, the recognised asset cannot exceed the total of any cumulative unrecognised net actuarial losses and past service costs, and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Benefit plans that provide long-term service benefits, but are not pension plans, are measured at present value using the projected unit credit method.

Fortis's contributions to defined contribution pension plans are charged to the income statement in the year to which they relate.

Other Post-Retirement Liabilities

Some of the Fortis companies provide post-retirement employee benefits to retirees such as preferential interest rate loans and health care insurance. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment, using a methodology similar to that for defined benefit pension plans. These liabilities are determined based on actuarial calculations.

Equity Compensation Benefits (or Equity Participation Plans)

Share options are granted to directors and to employees for services received. The fair value of the services received is determined by reference to the fair value of the share options granted. Compensation expense is measured on the grant date based on the value of the options and is recognised over the vesting period of the options. Fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the expected volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option.

When the options are exercised and new shares are issued, the proceeds received net of any transaction costs are credited to share capital (par value) and the surplus to share premium. If for this purpose own shares have been repurchased, they will be eliminated from treasury stock.

Loans Granted at Preferential Rates

Loans are sometimes provided to employees at a rate of interest lower than the market rate. The terms of the loans granted at preferential rates state that employees lose the benefit of receiving a preferential rate upon terminating employment, and the interest rate on the loan would be adjusted to the current market rate. However, some entities of Fortis allow employees to maintain the preferential rate subsequent to retirement from Fortis.

For the first category, the difference between the net present value of the loans at preferential rate and the net present value at the prevailing market rate is recognised in the balance sheet as a deferred compensation expense and recorded in operating and administrative expenses over the period that the employee obtains the benefit. As a counterpart, interest income is corrected to show the loans at market rate.

When loans continue after retirement and the (ex) employees continue to benefit from preferential rates due to their past service at Fortis, this benefit is taken into account for the determination of the post-retirement benefits other than pensions.

Employee Entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

2.30 Provisions, Contingencies, Commitments and Financial Guarantees

Provisions

Provisions are liabilities with uncertainties in the amount or timing of payments. Provisions are recognised if there is a present obligation to transfer economic benefits, such as cash flows, as a result of past events and a reliable estimate can be made at the balance sheet date. Provisions are established for certain guarantee contracts for which Fortis is responsible to pay upon default of payment. Provisions are estimated based on all relevant factors and information existing at the balance sheet date, and typically are discounted at the risk free rate.

Contingencies

Contingencies are those uncertainties where an amount cannot be reasonably estimated or when it is not probable that payment will be required to settle the obligation.

Commitments

Loan commitments that allow for draw down of a loan within the timeframe generally established by regulation or convention in the market place are not recognised as derivative financial instruments. A loan commitment that is designated as at fair value through profit or loss or where Fortis has a past practice of selling the assets resulting from its loan commitments are recognised on the balance sheet at fair value with the resulting change recognised in the income statement. Acceptances comprise undertakings by Fortis to pay bills of exchange drawn on customers. Fortis expects most acceptances to be settled simultaneously with the reimbursement from the customers. Acceptances are not recognised in the balance sheet and are disclosed as commitments.

Financial Guarantees

Financial guarantee contracts that require payments to be made in response to changes in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract, are accounted for as derivatives.

Financial guarantee contracts requiring Fortis to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due are accounted for as insurance contracts if significant insurance risk is transferred to Fortis.

2.31 Shareholders' Equity

Share Capital and Treasury Shares

Share Issue Costs

Incremental costs directly attributable to the issue of new shares or share options, other than on a business combination, are deducted from equity net of any related income taxes.

Preference Shares

Preference shares which are non-redeemable and upon which dividends are declared at the discretion of the directors are classified as equity.

Treasury Shares

When the Parent Companies or their subsidiaries purchase Fortis share capital or obtain rights to purchase their share capital, the consideration paid including any attributable transaction costs, net of income taxes, is shown as a deduction from total shareholders' equity.

Dividends paid on treasury shares that are held by Fortis companies are eliminated when preparing the consolidated financial statements.

Fortis shares held by Fortfinlux S.A. in the framework of FRESH capital securities are also not entitled to dividend or capital. In calculating dividend, net profit and shareholders' equity per share, these shares are eliminated. The cost price of the shares is deducted from shareholders' equity.

Compound Financial Instruments

Components of compound financial instruments (liability and equity parts) are classified in their respective area of the balance sheet.

Other Equity Components

Other elements recorded in shareholders' equity are related to:

- first-time adoption (see 2.3)
- foreign currency (see 2.7)
- available-for-sale investments (see 2.17)
- cash flow hedges (see 2.24)
- discretionary participation features and shadow accounting (see 2.27)

2.32 Interest Income and Expense

Interest income and interest expense are recognised in the income statement for all interest bearing instruments (whether classified as held to maturity, available for sale, held at fair value through profit or loss or derivatives) on an accrual basis using the effective interest method based on the actual purchase price including direct transaction costs. Interest income includes coupons earned on fixed and floating rate income instruments and the accretion or amortisation of the discount or premium.

Once a financial asset has been written down to its estimated recoverable amount, interest income is thereafter recognised based on the effective interest rate that was used to discount the future cash flows for the purpose of measuring the recoverable amount.

2.33 Insurance Premiums, Claims and Benefits

A short duration insurance contract is a contract that provides insurance protection for a fixed period of short duration and enables the insurer to cancel the contract or to adjust the terms of the contract at the end of any contract period.

A long duration contract is a contract that generally is not subject to unilateral changes in its terms, such as a non-cancellable or guaranteed renewable contract, and requires the performance of various functions and services (including insurance protection) for an extended period.

Premiums from life insurance policies and investment contracts with discretionary participation features and that are considered long duration type contracts are recognised as revenue when due from the policyholder. Estimated future benefits and expenses are provided against such revenue to recognise profits over the estimated life of the policies. This matching is accomplished by the establishment of liabilities of the insurance policies and investment contracts with discretionary participation features and the deferral and subsequent amortisation of policy acquisition costs.

For contracts with premium payments due over a significantly shorter period than the benefit period, revenues are deferred and recognised in the income statement in proportion to the duration of insurance coverage.

For short duration type contracts (principally non-life), premiums are recorded as written upon inception of the contract. Premiums are recognised in the income statement as earned on a pro rata basis over the term of the related policy coverage. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of the coverage.

Amounts collected for investment contracts without discretionary participation features are reported as policyholders' account balances and accounted for as a deposit liability. Revenues from these contracts consist of fees for the cost of insurance, administration fees and surrender charges. Expenses include benefit claims incurred in the period in excess of related policyholder account balances and interest credited.

2.34 Realised and Unrealised Gains and Losses

For financial instruments classified as available for sale, realised gains or losses on sales and divestments represent the difference between the proceeds received and the initial book value of the asset or liability sold, minus any impairment losses recognised in the income statement after adjusting for the impact of any fair value hedge accounting adjustments. Realised gains and losses on sales are included in the income statement in the caption 'Other realised and unrealised gains and losses'.

For financial instruments carried at fair value through profit or loss, the difference between the carrying value at the end of the current reporting period and the previous reporting period is included in trading income.

For derivatives, the difference between the carrying clean fair value (i.e. excluding the unrealised portion of the interest accruals) at the end of the current reporting period and the previous reporting period is included in 'Other realised and unrealised gains and losses'.

Previously recognised unrealised gains and losses recorded directly into equity are transferred to the income statement upon derecognition or upon the financial asset becoming impaired.

2.35 Fees and Commission Income and Transaction Costs

Fees that are an integral part of the effective interest rate of a financial instrument are generally treated as an adjustment to the effective interest rate. This is the case for origination fees, received as compensation for activities such as evaluating the borrower's financial condition, evaluating and recording guarantees, etc., and also for origination fees received on issuing financial liabilities measured at amortised cost. Both types of fees are deferred and recognised as an adjustment to the effective interest rate. However, when the financial instrument is measured at fair value through profit or loss, the fees are recognised as revenue when the instrument is initially recognised.

Fees are generally recognised as revenue as the services are provided. If it is unlikely that a specific lending arrangement will be entered into and the loan commitment is not considered a derivative, the commitment fee is recognised as revenue on a time proportion basis over the commitment period.

Fees arising from negotiating, or participating in the negotiation of a transaction for a third party, are recognised upon completion of the underlying transaction. Commission revenue is recognised when the performance obligation is complete.

Loan syndication fees are recognised as revenue when the syndication has been completed.

Transaction costs are included in the initial measurement of financial assets and liabilities other than those measured at fair value through profit or loss. Transaction costs refer to incremental costs directly attributable to the acquisition or disposal of a financial asset or liability. They include fees and commissions paid to agents, advisers, brokers and dealers levies by regulatory agencies and securities exchanges, and transfer taxes and duties.

2.36 Borrowing Costs

Borrowing costs are generally expensed as incurred. Borrowing costs that are directly attributable to the acquisition or construction of an asset are capitalised while the asset is being constructed as part of the cost of that asset. Capitalisation of borrowing costs should commence when:

- expenditures for the asset and borrowing costs are being incurred; and
- activities necessary to prepare the asset for its intended use or sale are in progress.

Capitalisation ceases when the asset is substantially ready for its intended use or sale. If active development is interrupted for an extended period, capitalisation is suspended. Where construction occurs piecemeal and use of each part is possible as construction continues, capitalisation for each part ceases on substantial completion of that part.

For borrowing associated with a specific asset, the actual rate on that borrowing is used. Otherwise, a weighted average cost of borrowings is used.

2.37 Income Tax Expense

Income tax payable on profits is recognised as an expense based on the applicable tax laws in each jurisdiction in the period in which profits arise. The tax effects of income tax losses available for carry-forward are recognised as a deferred tax asset if it is probable that future taxable profit will be available against which those losses can be utilised.

Deferred tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

The rates enacted or substantively enacted at the balance sheet date are used to determine deferred taxes.

Deferred tax assets are recognised to the extent that it is probable that sufficient future taxable profit will be available to allow the benefit of part or the entire deferred tax asset to be utilised.

Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, associates, and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Current and deferred tax related to fair value re-measurement of available-for-sale investments and cash flow hedges which are charged or credited directly to shareholders' equity, is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

2.38 Earnings per Share

Basic earnings per share is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding the average number of ordinary shares purchased by Fortis and held as treasury shares.

For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, such as convertible debt and share options granted to employees. Potential or contingent share issuances are treated as dilutive when their conversion to shares would decrease net earnings per share.

3 Impact of IFRS on the balance sheet, shareholders' equity and the income statement of Fortis

The Fortis financial statements for the year ended 31 December 2004 were drawn up in accordance with the applicable legal and regulatory requirements in Belgium. An overview of these accounting principles (Fortis Accounting Principles ('FAP')) is given in the Fortis financial statements for the year ended 31 December 2004. In order to facilitate comparison, Fortis has restated these consolidated financial statements in accordance with IFRS. This note provides further information about the impact of the transition to IFRS.

3.1 Reconciliation of shareholders' equity

The reconciliation of shareholders' equity under FAP and IFRS may be presented as follows:

	31 December 2004	*1 January 2004*
FAP net equity	**14,364.6**	**11,894.2**
Real estate	(1,549.0)	(1,605.4)
Financial instruments	1,809.1	1,036.7
Treasury shares	(215.0)	(230.5)
Fund for general banking risks	2,198.2	2,209.1
Pensions	(842.0)	(961.1)
Provisions	55.1	173.6
Insurance	(483.6)	(99.2)
IFRS shareholders' equity	**15,337.4**	**12,417.4**

Real estate

Under FAP real estate was recorded at fair value with changes in the carrying amount arising on revaluation recognised directly in shareholders' equity. Under IFRS Fortis measures its real estate at historical cost less depreciation and any impairment. Because of the reversal of the effects of revaluations and the recognition of depreciation and impairments, shareholders' equity as at 31 December 2004 decreased by EUR 1,549 million after taxes relative to shareholders' equity under FAP (1 January 2004: minus EUR 1,605 million).

Financial instruments

The main effects on the financial instruments are discussed below.

Debt securities

Under IFRS Fortis records most debt securities as 'available-for-sale', which are held at fair value with changes in fair value recognised directly in equity. This differs from the method used under FAP, according to which debt securities were carried at amortised cost.

This revaluation caused, shareholders' equity as on 31 December 2004 increased by EUR 3,544 million after taxes (1 January 2004: plus EUR 2,112 million).

Shares

Under IFRS shares that form part of the investment portfolio are valued at fair value and unrealised changes in fair value are recorded in shareholders' equity. Under IFRS impairments on shares are recognised in profit or loss.

In the past under FAP, Fortis used the portfolio approach, where unrealised changes in fair value were recorded directly in shareholders' equity as long as the fair value of the portfolio as a whole was higher then its cost. If the fair value of the portfolio fell bellow cost, then the changes in value were recognised in profit or loss. As the portfolio approach is no longer used and the impairment rules are now applied, shareholders' equity at 31 December 2004 decreased by EUR 116 million after taxes (1 January 2004: reduced by 126 million).

Derivatives

Under FAP derivatives held for risk management purposes were not recorded in the balance sheet, other than as accruals and deferrals. Under IFRS these derivatives must be recorded in the balance sheet at fair value. As a result, shareholders' equity as on 31 December 2004 is reduced by EUR 1,437 million after taxes (1 January 2004: minus EUR 727 million).

Other financial instruments

Fortis has made use of the 'fair value option', as a result of which certain amounts classified under amounts due from customers, amounts due to customers, debt certificates and subordinated liabilities are recorded at fair value through profit or loss. Consequently, shareholders' equity as of 31 December 2004 is reduced by EUR 106 million after taxes (1 January 2004: reduced by EUR 92 million).

Treasury shares

Under IFRS all Fortis shares and (embedded) derivatives on Fortis shares owned by Fortis must be deducted from or added to shareholders' equity.

Under FAP treasury shares that were held as an investment or for trading purposes were recorded as an asset. Under FAP the embedded derivatives on Fortis shares in the debt instruments issued by Fortis were not recorded.

Since treasury shares and derivatives on treasury shares are recorded via shareholders' equity, under IFRS, shareholders' equity, at 31 December 2004 decreased by EUR 215 million (1 January 2004: EUR 231 million). Deferred tax is not recognised in relation to treasury shares.

Fund for general banking risks

Unlike FAP, IFRS does not allow a fund for general banking risks. Therefore shareholders' equity increased by the balance of the fund (31 December 2004: EUR 2,198 million; 1 January 2004: EUR 2,209 million). No deferred tax is recognised in relation to the fund for general banking risks.

Pensions

Fortis has used the option provided under IFRS to add or charge pension-related actuarial gains and losses that have not yet been recognised in the income statement to shareholders' equity in full. As a result, shareholders' equity on 31 December 2004 is reduced by EUR 842 million after taxes (1 January 2004: minus EUR 961 million).

Provisions and insurance

Under FAP equalisation and catastrophe provisions were created for specific insurance risks. Such provisions are not allowed under IFRS.

Fortis uses the option provided by IFRS 4 to record revaluations of investments which are attributable to policyholders in the liabilities arising from insurance and investment contracts ('shadow accounting').

As a result of the adoption of shadow accounting and the release of provisions, shareholders' equity on 31 December 2004 is reduced by EUR 484 million after taxes (1 January 2004: minus EUR 99 million).

3.2 Comparison of balance sheets under FAP and IFRS

The differences between the balance sheets under FAP and IFRS are as follows.

			31 December 2004
	FAP	*IFRS*	*difference*
Assets			
Cash and cash equivalents	5,216.1	25,019.7	19,803.6
Assets held for trading	37,870.9	60,319.9	22,449.0
Due from banks	72,654.2	64,197.0	(8,457.2)
Due from customers	209,372.3	227,833.7	18,461.4
Investments	163,667.2	166,168.7	2,501.5
Unit-linked investments	18,702.6	16,853.4	(1,849.2)
Other assets	63,164.5	53,692.9	(9,471.6)
Total assets	**570,647.8**	**614,085.3**	**43,437.5**
Liabilities			
Liabilities held for trading		51,482.5	51,482.5
Due to banks	119,029.8	121,036.6	2,006.8
Due to customers	213,778.9	224,582.9	10,804.0
Liabilities arising from insurance and investment contracts	57,846.2	48,939.6	(8,906.6)
Liabilities related to unit-linked products	18,822.7	17,033.5	(1,789.2)
Debt certificates	51,943.5	71,777.0	19,833.5
Subordinated liabilities	12,270.6	13,345.3	1,074.7
Other borrowings		2,861.5	2,861.5
Accruals and other liabilities	81,134.8	47,349.0	(33,785.8)
Total liabilities	**554,826.5**	**598,407.9**	**43,581.4**
Shareholders' equity	**14,364.6**	**15,337.4**	**972.8**
Minority interests	1,456.7	340.0	(1,116.7)
Total equity	**15,821.3**	**15,677.4**	**(143.9)**
Total liabilities, minority interests and shareholders' equity	**570,647.8**	**614,085.3**	**43,437.5**

			1 January 2004
	FAP	*IFRS*	*difference*
Assets			
Cash and cash equivalents	8,286.4	21,534.8	13,248.4
Assets held for trading	23,458.2	43,084.5	19,626.3
Due from banks	79,445.8	82,352.4	2,906.6
Due from customers	182,039.2	183,961.6	1,922.4
Investments	157,994.8	157,756.6	(238.2)
Unit-linked investments	19,946.2	19,427.4	(518.8)
Other assets	52,079.4	64,530.1	12,450.7
Total assets	**523,250.0**	**572,647.4**	**49,397.4**
Liabilities			
Liabilities held for trading		38,726.4	38,726.4
Due to banks	109,368.4	118,688.9	9,320.5
Due to customers	187,423.4	200,051.0	12,627.6
Liabilities arising from insurance and investment contracts	64,410.1	53,372.4	(11,037.7)
Liabilities related to unit-linked products	20,379.9	23,711.3	3,331.4
Debt certificates	52,278.9	68,383.7	16,104.8
Subordinated liabilities	11,173.1	10,157.2	(1,015.9)
Other borrowings		6,557.4	6,557.4
Accruals and other liabilities	64,201.3	40,011.4	(24,189.9)
Total liabilities	**509,235.1**	**559,659.7**	**50,424.6**
Shareholders' equity	**11,894.2**	**12,417.4**	**523.2**
Minority interests	2,120.7	570.3	(1,550.4)
Total equity	**14,014.9**	**12,987.7**	**(1,027.2)**
Total liabilities, minority interests and shareholders' equity	**523,250.0**	**572,647.4**	**49,397.4**

Increase in balance sheet total

The increase in balance sheet total under IFRS by a net total of EUR 43 billion as per 31 December 2004 is mainly attributable to:

- the recognition of risk management derivatives in the balance sheet at fair value as well as the recognition of transactions on the trade date instead of on the settlement date (impact: plus EUR 25 billion);
- the recognition of joint ventures based on the equity method instead of on the basis of proportional consolidation (impact: minus EUR 12 billion);
- the fact that under IFRS a number of Special Purpose Entities ('SPEs') must be included in the scope of consolidation (impact: plus EUR 23 billion);
- the more restricted rules for offsetting financial assets and liabilities. As a consequence, amounts due from customers and amounts due to customers have increased by approximately EUR 6 billion.

Further details about the main changes in the balance sheet items are set out below.

Cash and cash equivalents

The increase in cash and cash equivalents under IFRS is attributable to the fact that investments and amounts due from banks and customers originally payable within three months are recognised as cash. Under FAP these were recorded as part of the respective balance sheet items.

Due from customers/Due to customers

The increase in due from customers is mainly attributable to the consolidation of SPEs for securitised mortgages which were not consolidated under FAP, and the deconsolidation of joint ventures. This also results in an increase in debt certificates on the liabilities side of the balance sheet.

Assets held for trading and liabilities held for trading

The value of the assets held for trading has increased due to the reclassification of option premiums from Accrued interest and other assets to Assets held for trading and the recognition in the balance sheet of risk management derivatives.

Under FAP amounts owed as a result of trading positions were included in Other amounts payable. Under IFRS these amounts owed are recorded as liabilities held for trading. In addition to this reclassification, the recognition in the balance sheet of risk management derivatives has also contributed to an increase in this item.

Liabilities arising from insurance and investment contracts

The liabilities arising from insurance and investment contracts have decreased because joint ventures are no longer fully consolidated, pension insurances within the group have been eliminated and certain insurance contracts have been reclassed as investments contracts or administration contracts.

3.3 Reconciliation of the net result and the income statement

The following table shows the impact of the changeover from FAP to IFRS on the income statement and the net result of Fortis.

	2004
FAP net result	**3,358.5**
Depreciation on real estate	(103.8)
Financial instruments	(947.4)
Provisions	(74.1)
Treasury shares	(141.0)
Capital gain on sale of Assurant, Inc.	303.0
Other	(41.7)
IFRS net profit attributable to shareholders	**2,353.5**

Depreciation on real estate

Under IFRS Fortis values its real estate at the cost price minus depreciation and any impairment, while such depreciation and impairments are recorded in the income statement. Under FAP real estate was recorded at fair value and the unrealised revaluation was recognised in shareholders' equity. Consequently depreciation did not occur.

Financial instruments

The main effects on the financial instruments are discussed below.

Debt securities

Under IFRS Fortis values certain debt securities that are considered part of the trading portfolio at fair value. Consequently, changes in revaluations for these debt securities must be included in the realised and unrealised capital gains and losses. This increases the volatility in the income statement as compared with FAP.

Derivatives

As all derivatives (including the risk management derivatives that remained outside the balance sheet under FAP) are recorded in the balance sheet at fair value under IFRS, this result in a decrease in net profit by EUR 735 million. Under IFRS changes in the fair value of derivatives are included in realised and unrealised capital gains and losses.

Shares

Under FAP, shares were valued on the basis of the portfolio approach. If the value of the portfolio fell below cost price, the changes in fair value were recorded in the income statement.

Under IFRS, shares are valued at fair value and revaluations are recorded in shareholders' equity. Under IFRS, impairments on shares are recognised in the income statement.

During 2004 the fair value of the equity portfolio rose above cost price. Related to this rise, a relatively large positive result of some EUR 435 million at year end was recognised under FAP. Under IFRS, any revaluation of shares after impairment is recorded in shareholders' equity. On the other hand, however, under IFRS the gains realised upon the sale of shares are higher because for a number of shares the cost price under IFRS is lower than under FAP due to impairment.

Other financial instruments

Fortis takes advantage of the 'fair value option' under IFRS, as a result of which certain amounts due from customers, due to customers, debt certificates and subordinated liabilities are revalued through profit or loss.

Provisions

Under IFRS provisioning is subject to stricter rules than under FAP. As a result, under IFRS a number of provisions for expected costs and risks – including the equalisation and catastrophe provisions – have been released to equity.

The costs that were charged to these provisions in 2004 under FAP are included in the income statement under IFRS and consequently depress the result.

Treasury shares

Under FAP losses and gains arising from trading and investing in Fortis shares were recorded in the income statement as (un)realised gains and losses. Such treatment is not allowed under IFRS, and gains and losses on treasury shares must be recorded in sharholders' equity.

In addition, under IFRS the conversion element or option right on treasury shares included in convertible bonds must be valued separately at the time of issue and must be amortised over the term of maturity of the bond. The amortised part is included in the income statement under interest charges.

Capital gain on sale of Assurant, Inc.

Under FAP goodwill paid upon acquisitions was charged directly to shareholders' equity. If a subsidiary was sold within five years of being acquired, a time-weighted portion of the goodwill was added back to the cost, thus impacting the gain upon the sale of the company. Under IFRS, however, goodwill on acquisitions from 1 January 2004 on, must be capitalised and tested annually for impairment, while any impairment must be charged to the income statement.

Under the IFRS transition rules, Fortis opted to reset the accumulated translation reserves to zero. As a result, under IFRS the gain on the sale of part of the US insurance subsidiary Assurant, Inc. turned out higher than under FAP.

3.4 Comparison of the income statement under FAP and IFRS

			2004
	FAP	*IFRS*	*difference*
Income			
Interest income	41,191.4	54,223.4	13,032.0
Insurance premiums	13,396.1	11,575.6	(1,820.5)
Realised and unrealised capital gains/losses	999.0	640.4	(358.6)
Fee and commission income, net	1,976.1	1,217.3	(758.8)
Income related to investments for unit-linked products	1,387.1	1,128.8	(258.3)
Other income	2,420.3	1,625.6	(794.7)
Total income	**61,370.0**	**70,411.1**	**9,041.1**
Expenses			
Interest expense	(34,348.6)	(47,966.2)	(13,617.6)
Insurance claims and benefits	(14,218.9)	(11,812.8)	2,406.1
Change in impairments	(265.4)	(379.7)	(114.3)
Operating expenses	(8,182.9)	(7,363.2)	819.7
Total expenses	**(57,015.8)**	**(67,521.9)**	**(10,506.1)**
Profit before taxation	**4,354.2**	**2,889.2**	**(1,465.0)**
Taxation	(900.0)	(510.2)	389.8
Net profit for the period	**3,454.2**	**2,379.0**	**(1,075.2)**
Net profit attributable to minority interests	95.7	25.5	(70.2)
Net profit attributable to shareholders	**3,358.5**	**2,353.5**	**(1,005.0)**

The main differences compared to 2004 are set out below.

Interest income and interest expense

Under IFRS interest income and interest expense are higher because interest income and expense related to trading derivatives are accounted for as interest instead of as results from financial transactions, as was the case under FAP. Under IFRS the interest margin for full year 2004 is EUR 586 million lower then under FAP, due to the deconsolidation of joint ventures and the reclassification of dividend on preferred shares from results from financial transactions to interest expenses and other income on certain lease contracts to interest income.

Insurance

Under IFRS the insurance premiums are for full year 2004 EUR 1,821 million lower because premiums related to insurance products which are now classified as investment contracts under IFRS are no longer included in the income statement (deposit accounting). Part of the decrease is also due to the deconsolidation of joint ventures.

Changes in insurance claims and benefits and charges related to unit-linked investments under IFRS comprise a decline due to the adoption of deposit accounting (under FAP premiums were recorded in the income statement, while under IFRS they are accounted for in the balance sheet) and the deconsolidation of a joint venture, and an increase as a result of the reclassification of claim handling costs to operational expenses.

Realised and unrealised gains and losses

Realised and unrealised gains and losses are for full year 2004 EUR 359 million lower because risk management derivatives are recognised in the income statement (while remaining outside the income statement under FAP) and because of the lower net gain on the sale/revaluation of shares.

The lower gain is due to the fact that under IFRS the unrealised recovery of the value of the shares up to the level of the cost price is recorded in shareholders' equity, while under FAP such adjustments were recognised in the income statement. On the other hand, the gain on the sale of shares is higher because under IFRS the cost price is lower and because of the reclassification of the results arising on the sale of subsidiaries from other revenues to realised and unrealised value adjustments, the higher gain under IFRS arising on the sale of subsidiaries due to a different treatment of goodwill and translation differences, and because of the reclassification of (net) interest expenses related to derivatives to the interest margin.

Net fee and commission income

Net fee and commission income decreases in 2004 by EUR 759 million. This is mainly due to the reclassification of the insurance's commission charges from operating expenses to net fee and commission income.

Other income

Other income is lower due to the reclassification of gains on the divestment of subsidiaries to Realised capital gains and losses and the reclassification under IFRS of income from lease contracts from Other income to Interest income. A number of lease contracts have been reclassified under IFRS from operating lease contracts to finance lease contracts.

Change in impairments

Under IFRS the changes in impairments are higher due to a different measurement method *for shares. Under FAP a portfolio approach was used and all changes in fair value below* the cost price were accounted for in the income statement. Under IFRS shares are valued on an individual basis and impairments on shares are recognised in the income statement. Any subsequent increase in fair value is accounted for under shareholders' equity.

Operating expenses

Under IFRS operating expenses are for full year 2004 EUR 820 million lower. This is due to, among other things:

- the reclassification of the insurers' commission charges to net commission income;
- the reclassification of claim handling charges from insurance claims to operational expenses;
- lower depreciation charges due to the reclassification of operating lease contracts as finance lease contracts;
- lower pension charges because deferred actuarial gains and losses are accounted for in IFRS as shareholders' equity as per 1 January 2004;
- the deconsolidation of joint ventures;
- the depreciation of land and buildings (under FAP depreciation did not occur).

3.5 Main differences in the cash flow statement

Differences between the cash flow statements prepaired under IFRS and FAP, arise due to:

- a broader definition of cash under IFRS, including freely available balances with central banks and other financial instruments with a maturity less than three months from the date on which they were obtained;
- differences in the classification of assets, liabilities and transactions as affecting cash flows from operating activities, investing activities or financing activities;
- changes in measurement and recognition;
- changes in scope of consolidation, including certain SPEs and deconsolidation of joint ventures.

4 Acquisitions and divestments

The following major acquisitions and divestments were made in 2005 and 2004.

4.1 Dişbank

On 4 July Fortis acquired 89.4% of the shares of Dişbank, the seventh largest bank in Turkey with some 173 branches throughout the country. Dişbank is active in the fields of retail banking and commercial and private banking and serves over one million customers. Dişbank was renamed Fortis Bank AS.

On 23 September 2005, Fortis made a public offer on all outstanding shares of Dişbank quoted on the exchange of Istanbul. The offer amounted to YTL 4.42 (EUR 2.73) per 1,000 shares and closed on 10 October; 3.9% of the outstanding shares were purchased by Fortis. At year end 2005, Fortis's interest in Dişbank came to 93.3% of the share capital of Dişbank.

The impact of the acquisition of Dişbank on Fortis's consolidated balance sheet as per 4 July 2005 was as follows:

Assets		**Liabilities**	
Cash and cash equivalents	323.3	Liabilities held for trading	17.4
Assets held for trading	178.7	Due to banks	1,578.9
Due from banks	314.4	Due to customers	2,445.0
Due from customers	2,449.4	Other borrowings	182.9
Investments	1,154.0		
Intangibles	390.6	**Total liabilities**	**4,224.2**
Accrued interest and other assets	375.8	Minority interests	42.6
		Cost price	919.4
Total assets	**5,186.2**	**Total liabilities and minority interests**	**5,186.2**

Recognised in the balance sheet upon acquisition and included in the goodwill and other intangible assets are EUR 333 million for goodwill and EUR 49 million for the credit card business of Dişbank. The acquisition was settled in cash.

The fair value of the intangible assets is based on the net discounted cash flow of the credit card business. The cash flows are based on:

- the average revenue per credit card (taking into account the expected defaults);
- the number of credit cards;
- the expected life of a credit card, and
- the operating cost to run the credit card business.

The discount factor used to calculate the cash flows is based on the cost of capital on the Turkish market.

Dişbank contributed EUR 351 million to total income and EUR 35 million to the net profit attributable to shareholders of Fortis for the year 2005.

Although Dişbank is active in the various segments of Fortis, during the first period of the integration the numbers of Dişbank are included in Other Banking in the segment reporting.

4.2 Millenniumbcp Fortis

In the first quarter of 2005, Fortis completed the acquisition of a controlling interest of 51% in Millenniumbcp Fortis. The remaining 49% of the share capital is owned by Banco Commercial de Portugal (BCP). Millenniumbcp Fortis is a Portuguese insurance company that sells insurance policies via the branch network of BCP. Millenniumbcp Fortis is the biggest bancassurance company in Portugal.

The acquisition of the 51% stake in Millenniumbcp Fortis resulted in an increase in the following consolidated balance sheet items of Fortis at 1 January 2005.

Assets		**Liabilities**	
Cash and cash equivalents	156.2	Due to customers	12.8
Assets held for trading	0.2	Liabilities arising from insurance and investment contracts	2,701.9
Due from banks	219.0	Liabilities related to unit-linked products	4,129.5
Due from customers		Accruals and other liabilities	308.6
Investments	2,552.5		
Unit-linked investments	4,125.9	**Total liabilities**	**7,152.8**
Intangibles	697.5	Minority interests	332.2
Accrued interest and other assets	247.8	Cost price	514.1
Total assets	**7,999.1**	**Total liabilities and minority interests**	**7,999.1**

Goodwill and other intangible assets include an amount of EUR 165 million for goodwill and an amount of EUR 528 million for value of business acquired (VOBA). The acquisition was settled in cash.

Millenniumbcp Fortis contributed in the year 2005 about EUR 2,6 billion to total income and about EUR 20 million to the net profit of Fortis.

4.3 Assurant, Inc.

In February 2004 Fortis reduced its stake in Assurant, Inc. from 100% to 35% because Fortis no longer considered Assurant, Inc. to be a strategic part of its core business. The shares of Assurant, Inc. were sold through an initial public offer (IPO). The gain as a result of the IPO, after recapitalisation of Assurant, Inc., amounted to EUR 422 million. In 2004 Assurant, Inc. was fully consolidated for one month.

The 35% shareholding was recorded as a participating interest and measured under the equity method during the period February 2004 – January 2005. In January 2004 Assurant, Inc. contributed EUR 490 million to Fortis's total income and a loss of EUR 17 million to net profit. Under the equity method, Assurant, Inc. contributed EUR 91 million to Fortis's net profit for the period February 2004 – December 2004.

In the first quarter of 2005 Fortis reduced its remaining stake in Assurant, Inc. from 35% to 15% by selling its shares on the New York Stock Exchange, at a price of USD 30.60. A gain of EUR 230 million has been recognised on this transaction.

At the time of the divestment Fortis owned approximately 35% of Assurant, Inc. This holding was accounted for as a participating interest and valued on the basis of the equity method. After the sale, Fortis owns 15% of Assurant, Inc. which is recorded at fair value with value adjustment through profit or loss. Reclassification of the 15% stake has resulted in an unrealised gain of EUR 212 million.

On the same date Fortis issued mandatorily exchangeable bonds for the remaining shares in Assurant, Inc. The bonds will be redeemed on 26 January 2008.

4.4 Seguros Bilbao and Fortis Bank Asia

Fortis sold its Spanish insurance company Seguros Bilbao to Grupo Catalano Occidente in early 2004. The sales price was EUR 255 million, resulting in a gain of EUR 145 million for Fortis. Fortis sold Fortis Bank Asia in the second quarter of 2004 (book profit of EUR 18 million).

4.5 Other

In addition to the transactions described above, Fortis also made a number of smaller acquisitions. The acquisitions can be summarised as follows:

Acquired company	*Quarter of acquisition*	*Acquisition amount*	*% acquired*	*Capitalised intangible assets*	*Goodwill/ (bad will)*	*Segment*
Muang Thai	Q2 2004	60.6	40.0	2.6	30.2	Insurance International
Centrapriv	Q4 2004	37.6	100.0	-	26.0	C&P Banking
Fortis Lease SPA	Q1 2005	51.6	100.0	22.8	4.9	C&P Banking
Fundamentum Asset Management	Q1 2005	40.4	100.0	7.0	26.9	C&P Banking
Able Brookers	Q3 2005	26.9	100.0	2.8	20.6	Insurance International
Atradius	Q4 2005	63.6	100.0	0.1	36.1	C&P Banking
Dryden	Q4 2005	78.6	100.0	6.8	(16.9)	C&P Banking

Assets and liabilities of acquisitions and divestments

The table below provides details on the assets and liabilities as a result of acquisitions or divestments of subsidiaries at 31 December.

	2005		2004	
	Acquisitions	*Divestments*	*Acquisitions*	*Divestments*
Assets and liabilities of acquisitions and divestments				
Cash and cash equivalents	578.0		7.0	(948.5)
Assets held for trading	180.1			(8.9)
Due from banks	540.6			(226.7)
Due from customers	3,087.6		2,009.3	(2,551.9)
Investments	3,767.8		1,438.7	(9,466.3)
Unit-linked investments	4,126.0			(3,091.1)
Reinsurance, trade and other receivables	589.7		7.5	(3,517.7)
Property, plant and equipment	90.0			(264.2)
Goodwill and other intangible assets	1,193.0			(45.6)
Accrued interest and other assets	271.7		16.2	(2,801.5)
Liabilities held for trading	103.2		0.3	(5.9)
Due to banks	2,259.2		489.1	(1,100.9)
Due to customers	2,560.2		2,881.9	(2,345.6)
Liabilities arising from insurance and investment contracts	2,701.9			(11,134.2)
Liabilities related to unit-linked products	4,129.5			(3,089.6)
Subordinated liabilities				(156.2)
Provisions	58.2		0.2	(5.2)
Current and deferred income tax liabilities	201.8		7.0	(613.7)
Accrued interest and other liabilities	368.1		44.9	(1,998.2)
Minority interests	374.6		0.1	(22.4)
Net assets acquired / Net assets divested	**1,667.8**		**55.2**	**(2,450.5)**
Negative goodwill	22.3		1.3	
Gain (loss) on disposal net of taxes				585.0
Cash (used) for acquisitions / received from divestments:				
Total purchase consideration / Proceeds from sale	(1,690.1)		(56.5)	3,035.5
Less: Cash and cash equivalents acquired / divested	578.0		7.0	(948.5)
Less: Non-cash consideration				(617.0)
Cash (used) for acquisitions / received for divestments	**(1,112.1)**		**(49.5)**	**1,470.0**

The various acquisitions did not have a substantial impact on the consolidated income statement regardless the timing of the transactions.

Fortis has applied IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, since 1 January 2005. At year end 2005 Fortis had no assets or operations to which IFRS 5 applies.

5 Shareholders' equity

The following table shows the composition of shareholders' equity at 31 December 2005:

Share capital:	
- Ordinary shares: 1,340,822,545 shares issued consisting of	
1 share Fortis NV par value EUR 0.42 and 1 share Fortis SA/NV unit of account value EUR 4.28	6,307.0
- Cumulative preference shares Fortis NV par value EUR 0.42; 1,820 million shares	
authorised; no shares issued	
Share premium reserve	11,718.4
Unrealised gains and losses	5,058.9
Currency translation reserve	110.6
Other reserves	(8,206.4)
Net profit attributable to shareholders	3,940.5
Shareholders' equity	**18,929.0**

5.1 Preference shares Fortis N.V.

Cumulative Preference Shares Fortis N.V.

None of Fortis's 1,820 million authorised Cumulative Preference Shares with a nominal value of EUR 0.42 are issued or outstanding. However, Fortis N.V. has granted an option to the Stichting Continuïteit Fortis (see separate information included in the company financial statement of Fortis N.V.) to acquire a number of Cumulative Preference Shares of Fortis N.V. not exceeding the number of ordinary (twinned) shares issued at that time. The issued Cumulative Preference Shares have the same voting rights as issued Ordinary Shares.

The exercise price of the options is EUR 0.42 per Cumulative Preference Share. Upon exercise, however, only 25% of the nominal value is required to be paid. The Foundation will be required to pay the additional 75% of the nominal value per Cumulative Preference Share only upon the request of Fortis N.V. on the basis of a resolution of the Board of Directors.

If Cumulative Preference Shares are issued, a General Meeting of Shareholders shall be convened within two years of the date on which the Cumulative Preference Shares are issued so that a decision can be taken regarding the purchase or withdrawal of these issued Cumulative Preference Shares.

If the General Meeting of Shareholders does not resolve to purchase or withdraw the Cumulative Preference Shares, subsequent General Meetings of Shareholders will be convened and held, in each case within two years of the previous meeting. A resolution concerning purchase or withdrawal of the Cumulative Preference Shares will be put on the agenda of these meetings, until there are no Cumulative Preference Shares outstanding.

From Fortis N.V.'s profits, a dividend will, if possible, first be paid to holders of Cumulative Preference Shares before one is paid to holders of Ordinary Shares. The dividend to be paid will be equal to the average Euribor for a term of one year, as published by the European Central Bank during the year over which the dividend is to be paid, increased by 1.5%. The dividend will be calculated as a percentage of the amount paid in to Fortis N.V. on such shares and pro rata for the period outstanding.

Cumulative Preference Shares have a liquidation value equal to the amount paid in to Fortis N.V. related to such shares plus any accumulated but unpaid dividends. Cumulative Preference Shares have priority in liquidation over Ordinary Shares.

5.2 Fortis treasury shares

If Fortis buys or sells any of its own shares or obtains the right to buy or sell such shares, the amount paid or received, including after-tax transaction costs, is deducted from shareholders' equity. Final and interim dividends paid on Fortis shares held by Fortis companies are eliminated.

Changes in outstanding shares

The following table shows the changes in the number of outstanding shares:

	Shares issued	*Treasury shares*	*Shares outstanding*
Balance 1 January 2004	**1,337,882,634**	**(70,040,401)**	**1,267,842,233**
Issued related to employee share purchase plan	2,903,911		2,903,911
On balance sold		10,093,963	10,093,963
Balance 31 December 2004	**1,340,786,545**	**(59,946,438)**	**1,280,840,107**
Issued related to option plans including warrants	36,000		36,000
On balance sold		2,734,255	2,734,255
Balance 31 December 2005	**1,340,822,545**	**(57,212,183)**	**1,283,610,362**

In 2004 Fortis offered its employees the opportunity to purchase Fortis shares. Fortis SA/NV and Fortis N.V. issued 2,903,911 new shares, raising additional capital of EUR 45.4 million. In 2005, Fortis did not make an offer to purchase Fortis shares.

Below is an overview of the potential number of outstanding shares at 31 December:

	2005
Number of shares at 31 December 2005	1,340,822,545
Shares potentially to be issued:	
- in connection with option plans, including warrants (see note 11)	29,938,579
- in connection with convertible notes	2,458
Total potential number of shares at 31 December 2005	**1,370,763,582**

5.3 Unrealised gains and losses included in shareholders' equity

The table below shows changes in unrealised gains and losses included in shareholders' equity for 2005.

	Available for sale investments	*Revaluation of associates*	*Hedges*	*DPF component*	*Total*
Balance at 1 January 2004					
Gross	3,336.6	170.6			3,507.2
- Related tax	(1,028.7)				(1,028.7)
Shadow accounting	(430.0)				(430.0)
- Related tax	90.0				90.0
Minority interests	(3.5)				(3.5)
Discretionary Participation Feature (DPF)	(32.2)			32.2	
	1,932.2	**170.6**		**32.2**	**2,135.0**
Changes:					
Unrealised during the period	3,179.4	204.0			3,383.4
Reversal of unrealised gains (losses) because of sales	(373.2)				(373.2)
Exchange rate differences	16.0	(11.0)	20.9		25.9
Divestments of associates	(502.4)				(502.4)
Other	17.5	(16.8)			0.7
Change in gross	2,337.3	176.2	20.9		2,534.4
Related tax	(749.7)				(749.7)
Change in shadow accounting	(250.3)				(250.3)
Related tax	44.2				44.2
Change in minority interests	(1.9)				(1.9)
Change in DPF	(24.9)			24.9	
Balance at 31 December 2004	**3,286.9**	**346.8**	**20.9**	**57.1**	**3,711.7**
Gross	5,673.9	346.8	20.9		6,041.6
- Related tax	(1,778.4)				(1,778.4)
Shadow accounting	(680.3)				(680.3)
- Related tax	134.2				134.2
Minority interests	(5.4)				(5.4)
Discretionary Participation Feature (DPF)	(57.1)			57.1	
Balance net at 31 December 2004	**3,286.9**	**346.8**	**20.9**	**57.1**	**3,711.7**

	Available for sale investments	*Revaluation of Associates*	*Hedges*	*DPF component*	*Total*
Balance at 1 January 2005	**3,286.9**	**346.8**	**20.9**	**57.1**	**3,711.7**
Changes:					
Unrealised during the period	2,405.8	54.7	(59.4)		2,401.1
Reversal unrealised gains (losses) because of sales	(756.4)	(10.4)	0.5		(766.3)
Exchange rate differences	(3.0)	6.8	(67.6)		(63.8)
Divestments of associates	(1.1)	(119.4)			(120.5)
Other	50.1	1.0			51.1
Change in gross	1,695.4	(67.3)	(126.5)		1,501.6
Related tax	(32.2)		28.3		(3.9)
Change in shadow accounting	(267.7)				(267.7)
Related tax	121.5				121.5
Change in minority interest	(4.3)				(4.3)
Change in DPF	(42.1)			42.1	
Balance at 31 December 2005	**4,757.5**	**279.5**	**(77.3)**	**99.2**	**5,058.9**
Gross	7,369.3	279.5	(105.6)		7,543.2
- Related tax	(1,810.6)		28.3		(1,782.3)
Shadow accounting	(948.0)				(948.0)
- Related tax	255.7				255.7
Minority interest	(9.7)				(9.7)
Discretionary Participation Feature (DPF)	(99.2)			99.2	
Balance net at 31 December 2005	**4,757.5**	**279.5**	**(77.3)**	**99.2**	**5,058.9**

Fortis enters into insurance contracts with, in addition to the guaranteed part, benefit features for which the amounts and timing of declaration and payment are at the entire discretion of Fortis. Depending on the contractual and statutory terms and conditions, unrealised changes in fair value of the asset-mix related to such contracts, after the application of shadow accounting, are reported in a separate discretionary participation features (DPF) component and in the section unrealised gains and losses as part of shareholders' equity.

5.4 Dividend

Shareholders may choose to receive a dividend from Fortis SA/NV (Belgium) or from Fortis N.V. (the Netherlands). The dividend of Fortis SA/NV is equal to the dividend of Fortis N.V.

If no express choice is made by the shareholders for a Fortis share, the following will apply: if the Fortis share is held by a paying agent that has an account with a CSD member of a central securities custody office established in Belgium or the Netherlands respectively, or if the Fortis share is held by a shareholder whose residence as stated in the shareholders' register is in Belgium or the Netherlands respectively, the shareholder will be deemed to have chosen the dividend of Fortis SA/NV or Fortis N.V. respectively.

If the shareholder has received physical bearer shares, the shareholder will be deemed to have chosen the dividend of Fortis SA/NV.

In all other cases, 50% of the relevant shares will be assigned the Fortis SA/NV dividend and 50% of the relevant shares will be assigned the Fortis N.V. dividend.

The companies comprising Fortis are subject to legal restrictions regarding the amount of dividend they may pay to their shareholders. The Netherlands Civil Code stipulates that dividends may be paid out by a Dutch company only if the net equity of the company exceeds the total of the paid-up and called-up capital and the reserves required by law or by the company's Articles of Association.

Under the Belgian Companies Code, 5% of the net profit of a company must be used annually for the formation of a reserve fund. This obligation no longer applies once the reserve fund has reached a minimum of 10% of the authorised share capital. Dividends may not be paid if the level of net assets of the company falls below, or following payment of a dividend would fall below, the sum of its paid-up capital and non-distributable reserves.

The Belgian and Dutch subsidiaries are also subject to dividend restrictions arising from minimum capital and solvency requirements imposed by regulators in the countries in which the subsidiaries operate.

Dividend proposal for 2005

A total cash dividend of EUR 1.16 per share, an increase of 12% on the EUR 1.04 paid for 2004, will be proposed by the Board of Directors to the Annual General Meeting of Shareholders on 31 May 2006. As an interim dividend of EUR 0.52 per share was paid on 15 September 2005, the final dividend will amount to EUR 0.64 per share and will be payable on 22 June 2006.

6 Minority interests

The following table provides information about the most significant minority interests in companies of Fortis:

	% of minority interest	Amount at 31 December 2005	Amount at 31 December 2004
Group company			
Fortis Bank AS (Turkey)	6.7%	46.2	
Fortis Bank NV/SA	0.2%	21.8	22.0
Fortis Fixed Rate Quarterly Capital Funding Trust		50.0	50.0
Interparking SA	10.0%	68.9	67.5
Millenniumbcp Fortis	49.0%	363.4	
Moeara Enim	5.0%	147.2	145.8
Other		29.6	54.7
Total		**727.1**	**340.0**

To strengthen the capital base of its insurance business, in April 1999 Fortis issued non-cumulative guaranteed Trust Capital Securities through Fortis Fixed Rate Quarterly Capital Funding Trust in the United States. This trust may hold only debt or other securities issued by Fortis entities. The Trust Capital Securities are guaranteed by parent companies and have a perpetual maturity, but after ten years Fortis has the opportunity to redeem this security for cash on the distribution date.

The issue included of three tranches:

- a tranche of EUR 400 million with a variable coupon of 3-month Euribor plus 1.30% for the first ten years and a coupon of 3-month Euribor plus 2.30% in subsequent years;
- a tranche of EUR 50 million with a fixed coupon of 6.25% per year for the entire maturity of the instrument;
- a tranche of EUR 200 million, with a fixed coupon of 5.50% for the first ten years, and a coupon of 3-month Euribor plus 2.30% in subsequent years.

The tranche of EUR 50 million is classified as minority interests while the tranches of EUR 400 million and EUR 200 million are classified as subordinated loans due to the fact that Fortis expects that these tranches will be redeemed on the contractual date of interest rate change.

7 Earnings per share

The following table specifies the calculation of earnings per share (EPS).

(number of shares in '000)	*2005*	*2004*
Net profit attributable to shareholders	3,940.5	2,353.5
Elimination of interest expense		
on convertible debt (net of tax effect)	71.7	63.0
Net profit used to determine diluted		
earnings per share	4,012.2	2,416.5
Weighted average number of ordinary shares		
for basic earnings per share	1,282,950	1,276,832
Adjustments for:		
- assumed conversion of convertible debt	39,685	43,237
- share options	2,126	755
Weighted average number of ordinary shares		
for diluted earnings per share	1,324,761	1,320,824
Basic earnings per share (in euros per share)	3.07	1.84
Diluted earnings per share (in euros per share)	3.03	1.83

In 2005 weighted average options on 7,911,340 shares (2004: 18,136,767) with weighted average exercise prices of EUR 32.37 per share (2004: EUR 32.59) were excluded from the calculation of diluted EPS because the exercise price of the options was higher than the average market price of the shares. During 2005 (like in 2004) no shares arising from convertible securities were excluded from the calculation of earnings per share because the interest per share saved on these securities was lower than the basic earnings per share.

8 Risk management

Fortis's banking and insurance activities are exposed to a range of potential risks. Fortis's risk management policies and organisational structure are designed to ensure that these risks are continuously identified, analysed, measured, monitored and managed. Fortis uses standardised risk taxonomy to classify the main types of risks into operational risk, investment risk (including credit risk, market risk and liquidity risk) and insurance risk.

8.1 Operational risk

Operational risk includes all risks that are not directly related to the underlying economics of banking or insurance activities. For the purposes of reporting and monitoring, this risk is split into event risk and business risk. Event risk is the risk of losses due to non-recurring events such as system failure, error, fraud, crime, legal proceedings or damage to property. Business risk includes the risk of losses due to events that could damage a business franchise or its operating economics such as shifts in the competitive environment or legislative or tax changes.

In accordance with industry practice, Fortis has acquired insurance policies issued by third party insurers which provide coverage under a combined Bankers Blanket Bond, Computer Crime and Professional Indemnity insurance. Fortis has Directors & Officers liability insurance. These policies are subject to certain specific deductibles, maximum coverage and conditions as specified in the insurance policy in question.

In 2005 and 2004 Fortis did not experience any material operational losses.

8.2 Investment risk

Credit Risk

Credit risk arises when a customer or counterparty is no longer able to meet its obligations under contract. This may happen as a result of either a customer's or counterparty's insolvency or government restrictions on capital transfers.

Credit risk arises both in lending and in investing activities. All businesses of Fortis use appropriate instruments, policies, and processes to manage credit risk including maintenance of a fully independent credit approval process with set creditworthiness limits and oversight procedures. To manage the concentration of credit risk, Fortis's credit risk management policy aims to spread the credit risk across several sectors and countries.

Fortis's overall (gross) exposure to credit risk at 31 December 2005 and 2004 can be presented as follows:

	2005	2004
Cash and cash equivalents	**21,822.5**	**25,019.7**
Assets held for trading		
- Derivatives trading	23,789.3	22,319.2
- Debt securities trading	20,903.8	22,186.6
Total Assets held for trading	**44,693.1**	**44,505.8**
Due from banks		
- Interest bearing deposits	4,389.6	5,815.9
- Loans and advances	2,988.1	3,188.5
- Reverse repurchase agreements	55,831.5	42,497.1
- Securities lending transactions	13,784.9	9,724.4
- Other	4,040.3	3,016.3
Total due from banks	**81,034.4**	**64,242.2**
Due from customers		
- Government and official institutions	8,355.7	6,654.7
- Residential mortgages	84,561.0	76,878.6
- Consumer loans	9,817.9	9,042.5
- Commercial loans	94,265.8	77,221.7
- Reverse repurchase agreements	59,656.6	35,928.4
- Securities lending	15,108.3	15,990.8
- Other	11,449.9	8,807.9
Total due from customers (see also note 19)	**283,215.2**	**230,524.6**
Interest bearing investments:		
- Treasury bills	503.9	586.1
- Government bonds	99,167.3	88,505.5
- Corporate debt securities	40,872.2	33,916.8
- Mortgage backed securities	13,588.5	10,002.9
- Other asset backed securities	20,861.0	19,178.5
Total interest bearing investments	**174,992.9**	**152,189.8**
Total credit risk on balance	**605,758.1**	**516,482.1**
Off balance credit commitments	179,704.3	101,867.1
Total credit risk	**785,462.4**	**618,349.2**

Off-balance credit commitments consists of outstanding acceptances, fixed lending obligations, documentary letters of credits and guarantees. Liquidity requirements to support calls under guarantees and credit commitments are considerably less than the contractual outstanding amounts, as many of these commitments will expire or terminate without being funded.

The overview above does not include specific insurance business related credit risks, such as credit risk on reinsurance counterparties and credit risk on intermediaries. These exposures and related impairments are reported in note 21 Reinsurance, trade and other receivables.

The table below provides information at year end on impaired outstanding amounts in Due from banks, Due from customers and credit commitments and the related impairments.

	31 December 2005	31 December 2004
Due from banks		
Outstanding gross	81,034.4	64,242.2
Impaired outstanding	43.4	47.2
Impairments		
- specific credit loss	(18.2)	(15.9)
- IBNR	(14.3)	(29.3)
	(32.5)	(45.2)
Due from customers		
Outstanding gross	283,215.2	230,524.6
Impaired outstanding	6,136.4	5,727.5
Impairments		
- specific credit loss	(2,102.3)	(2,359.0)
- IBNR	(353.6)	(331.9)
	(2,455.9)	(2,690.9)
Credit commitments		
Outstanding gross	179,704.3	101,867.1
Impaired outstanding	497.3	471.0
Provision for credit losses		
- specific credit loss	(142.8)	(151.7)
- IBNR	(87.7)	(41.0)
	230.5	192.7
Average balance of impaired loans during the year	6,657.1	5,260.2
Interest collected on impaired loans	**96.6**	**106.1**

Impairment for specific credit risk is established if there is objective evidence that Fortis will not be able to collect all amounts due in accordance with contractual terms. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows or, alternatively, the collateral value less costs to sell if the loan is secured.

An 'incurred but not reported' (IBNR) impairment on loans is recorded when there is objective evidence that incurred losses are present in components of the loan portfolio, without having specifically identified impaired loans. This impairment is estimated based upon historical patterns of losses in each component, reflecting the current economic climate in which the borrowers operate and taking into account the risk of difficulties in servicing debt in some foreign countries based on an assessment of the political and economic situation.

The scope of the calculation of the IBNR impairment contains all financial assets found not to be individually impaired from the categories Due from customers and Due from banks. Also all related off-balance sheet captions as undrawn credit facilities and credit commitments are included.

For the calculation of the IBNR impairment, financial assets are grouped on the basis of similar credit risk characteristics that are indicative of the debtors' ability to pay all amounts due according to the contractual terms (for example, on the basis of a credit risk evaluation or grading process that considers asset type, industry, geographical location, collateral type, past-due status and other relevant factors).

To determine the IBNR impairment, Fortis has developed a methodology based upon the expected loss concept on a one year time frame, as will be required by Basel II. The expected loss is calculated as the product of Exposure at Default (EaD), Probability of Default (PD) and Loss Given Default (LGD).

To comply with the IFRS requirements, a correction factor is added to take into account the 'loss emergency period' or 'incubation period', being the average period between the first detected trigger in a credit relation and the later – if required – actual classification of the credit file as impaired.

The IBNR impairment is also adapted, considering the impact of several macro economic parameters.

The following table outlines the credit quality by investment grade of Fortis's debt securities at 31 December 2005 and 2004, based on external ratings.

		2005		2004
	Book value	*Percentage*	*Book value*	*Percentage*
Investment grade				
AAA	81,070.2	46.4%	70,363.3	46.2%
AA	61,809.8	35.3%	57,496.3	37.8%
A	25,440.0	14.5%	18,796.9	12.4%
BBB	2,074.3	1.2%	2,529.1	1.7%
Investment grade	**170,394.3**	**97.4%**	**149,185.6**	**98.1%**
Below investment grade	1,387.1	0.8%	765.6	0.5%
Unrated	3,177.1	1.8%	2,197.9	1.4%
Total net investments in interest bearing securities	**174,958.5**	**100.0%**	**152,149.1**	**100.0%**
Impairments	34.4		40.7	
Total gross investments in interest bearing securities	**174,992.9**		**152,189.8**	

The table below shows Fortis's industry concentration of Fortis' customer loan portfolio at 31 December 2005 and 2004 (the figures for 2004 have been adjusted for comparison purposes):

	2005	*2004*
Agriculture, forestry and fishing	625.5	1,238.3
Energy and water	4,668.8	4,429.9
Metallurgic & non-metallic minerals	1,294.8	1,266.6
Chemicals and plastics	2,013.8	2,264.1
Metal works	2,114.0	2,130.1
Other manufacturing	12,925.5	4,080.3
Construction and engineering	2,818.1	3,303.5
Distribution, hotels and catering	8,514.0	10,808.3
Transport	4,309.6	3,601.2
Communication	1,421.2	622.8
Real estate	7,516.7	8,339.2
Shipping	2,273.1	1,943.5
Trade and commodity finance	1,578.7	517.7
Other services	13,858.1	7,902.9
Public administrations	6,215.9	5,774.7
Government and official institutions	8,355.7	6,654.7
Financial institution & services to firms (incl. insurance)	100,117.8	78,349.5
Monetary intermediations	2,430.6	2,278.3
Private persons	94,132.2	81,978.5
Unclassified	6,031.1	3,040.5
Total due from customers	**283,215.2**	**230,524.6**

The geographical distribution of Fortis's credit risk exposure can be presented based on location of the Fortis company involved or based on the location of the customer.

The table below sets out the concentration of credit risk based on the location of the Fortis Company at 31 December 2005 and 2004.

	2005		2004	
	Book value	Percentage	Book value	Percentage
Location of Fortis company				
Benelux	502,358.6	82.9%	441,824.8	85.5%
Other European countries	45,329.2	7.5%	30,397.3	5.9%
United States	46,348.8	7.7%	35,376.1	6.9%
Asia	10,309.2	1.7%	6,796.1	1.3%
Others	1,412.3	0.2%	2,087.8	0.4%
Total	**605,758.1**	**100.0%**	**516,482.1**	**100.0%**

The table below sets out the concentration of credit risk at 31 December 2005 and 2004 by location of the customer.

	2005		2004	
	Book value	Percentage	Book value	Percentage
Location of customer				
Benelux	239,337.5	39.4%	257,282.2	49.8%
Other European countries	265,996.7	44.0%	196,875.3	38.1%
United States	73,032.0	12.1%	43,641.1	8.5%
Asia	10,503.5	1.7%	7,792.1	1.5%
Others	16,888.4	2.8%	10,891.4	2.1%
Total	**605,758.1**	**100.0%**	**516,482.1**	**100.0%**

Market Risk

Market risk is the risk of losses due to fluctuations in market risk factors which include share prices, interest rates, exchange rates and commodity and property prices. Market risk impacts both the structural positions of the banking and insurance activities (ALM risk) and the trading positions taken by the banking business (trading risk).

ALM risk – interest rate risk

Fortis monitors and controls its ALM interest rate risk using indicators such as:

- basis point sensitivity which highlights the changes in market value of all assets and liabilities in response to a one basis point change in interest rate;
- 'duration' of the capital and reserves being a general measure of the interest-rate risk;
- 'earnings at risk' being an indicator that simulates the effect of changes in interest rates on future results;
- 'Value-at-Risk' (VaR), which calculates the potential structural loss for Fortis resulting from market fluctuations, based on a horizon of one year and a reliability interval of 99,97%.

Fortis's objective in managing the ALM interest rate risk is to ensure effective management of the interest rate exposure within the limits decided. This is achieved through hedging interest rate exposure using derivative financial instruments, primarily interest rate swaps.

As a result of a hedge, the economic impact of changes in the hedged item's net present value (NPV), due to changes in the appropriate benchmark interest rate curve, is reduced by offsetting changes in the NPV of the hedging derivative financial instrument.

The risk being hedged is interest rate risk, specifically, fair value changes of fixed rate assets and liabilities due to changes in the designated benchmark interest rate. The designated interest rate is the rate prevailing in the hedging instrument, so that any changes in fair value of the hedged item due to credit risk above that inherent in the hedging instrument, is excluded from the hedged risk.

Not all economic hedges covering Fortis interest rate risk exposure, qualify as hedges under IFRS. Designation and documentation of a hedge relationship must be completed on or before the date of transition to IFRS if the hedge relationship is to qualify for hedge accounting from that date. For that reason Fortis could in some cases not apply hedge accounting retroactively to the comparative 2004 figures. Fortis is applying hedge accounting from 2005 onwards to reflect the underlying economic reality and hence to reduce accounting volatility.

The table below shows Fortis's exposure to interest rate risk. Included in the table are all assets and liabilities at carrying value, classified by the earlier of contractual repricing or maturity date. The carrying amounts of derivatives, which are principally used to reduce Fortis's exposure to interest rate changes, are in this table reported as 'Non-interest bearing financial instruments'.

The off-balance interest sensitivity gap over a given time period is the difference between the notional amounts to be received and the notional amounts to be paid for interest rate derivatives that mature or reprice during that period.

The maturities of assets and liabilities and the ability to replace, at acceptable cost, interest-bearing liabilities as they mature, are important factors in assessing Fortis's exposure to changes in interest rates.

	Less than 1 month	1-3 months	3-12 months	1-5 year	over 5 years	no-maturity	Total
	Earlier of contractual repricing or maturity						
At 31 December 2005							
Assets							
Fixed rate financial instruments	98,708.4	41,808.8	59,677.5	90,725.5	144,788.3	11,051.9	446,760.4
Variable rate financial instruments	43,083.5	26,811.5	23,791.9			24,160.6	117,847.5
Non-interest bearing financial instruments						82,075.5	82,075.5
Non-financial instruments						82,311.1	82,311.1
Total assets	**141,791.9**	**68,620.3**	**83,469.4**	**90,725.5**	**144,788.3**	**199,599.1**	**728,994.5**
Liabilities							
Fixed rate financial instruments	189,730.7	58,973.9	46,990.1	41,369.8	28,019.3	9,244.1	374,327.9
Variable rate financial instruments	34,814.1	8,097.9	4,707.8			124,492.8	172,112.6
Non-maturity							
Non-interest bearing financial instruments						90,668.0	90,668.0
Non-financial instruments						72,229.9	72,229.9
Total liabilities	**224,544.8**	**67,071.8**	**51,697.9**	**41,369.8**	**28,019.3**	**296,634.8**	**709,338.4**
On balance sheet interest sensitivity gap	(82,752.9)	1,548.5	31,771.5	49,355.7	116,769.0	(97,035.7)	19,656.1
Off balance sheet interest sensitivity gap	117,330.5	36,558.8	(108,194.3)	(52,958.1)	(10,411.7)		(17,674.8)
Total interest sensitivity gap	**34,577.6**	**38,107.3**	**(76,422.8)**	**(3,602.4)**	**106,357.3**	**(97,035.7)**	**1,981.3**
At 31 December 2004							
Total assets	59,560.8	60,898.7	69,189.6	72,480.9	129,892.4	222,062.9	614,085.3
Total liabilities	137,959.6	72,558.0	37,186.0	34,101.2	42,945.9	273,657.2	598,407.9
On balance sheet interest sensitivity gap	(78,398.8)	(11,659.3)	32,003.6	38,379.7	86,946.5	(51,594.3)	15,677.4
Off balance sheet interest sensitivity gap	160,285.4	49,943.1	(147,804.5)	(72,346.1)	(14,223.4)		(24,145.5)
***Total interest* sensitivity gap**	**81,886.6**	**38,283.8**	**(115,800.9)**	**(33,966.4)**	**72,723.1**	**(51,594.3)**	**(8,468.1)**

ALM risk – currency risk

The table below provides information on the risk that fair values and future cash flows of financial instruments fluctuate due to changes in foreign exchange rates. Included in the table are all assets and liabilities at carrying value, classified by currency. Fortis ensures effective management of the exposure to currency risk, within the limits decided.

	EUR	*GBP*	*USD*	*Yen*	*Other*	*Total*
At 31 December 2005						
Assets						
Cash and cash equivalents	8,449.8	2,051.8	5,484.4	1,083.0	4,753.0	21,822.0
Assets held for trading	48,725.5	1,387.6	8,268.6	252.4	4,070.9	62,705.0
Due from banks	49,816.1	7,623.7	18,701.1	2,448.1	2,412.9	81,001.9
Due from customers	183,320.7	29,642.9	62,312.2	836.2	4,647.3	280,759.3
Investments - debt and equity securities	152,742.2	6,139.5	28,910.0	328.3	696.6	188,816.6
Investment property	2,518.8	1.8			25.7	2,546.3
Investments in associates and joint ventures	1,566.0		95.8		44.5	1,706.3
Unit-linked investments	25,344.5	47.9	229.0	45.3		25,666.7
Reinsurance, trade and other receivables	6,904.7	1,408.9	737.2	64.4	441.4	9,556.6
Property, plant and equipment	2,981.9	71.9	19.2	0.8	123.0	3,196.8
Goodwill and other intangible assets	1,866.7	47.1	8.6			1,922.4
Accrued interest and other assets	32,934.3	6,872.9	9,665.2	100.5	279.7	49,294.6
Total assets	**516,613.2**	**55,296.0**	**134,431.3**	**5,159.0**	**17,495.0**	**728,994.5**
Liabilities						
Liabilities held for trading	38,448.6	1,725.0	8,094.5	48.5	2,245.6	50,562.2
Due to banks	105,646.4	14,476.4	46,248.3	910.7	7,901.2	175,183.0
Due to customers	183,115.7	27,437.9	44,298.8	631.6	3,579.8	259,063.8
Liabilities arising from insurance and investment contracts	54,632.7	1,268.6	207.3	0.1		56,108.7
Liabilities related to unit-linked investments	26,150.6					26,150.6
Debt certificates	36,245.3	7,924.4	30,645.4	793.3	1,658.2	77,266.6
Subordinated liabilities	12,801.5	159.7	134.5	413.6	247.9	13,757.2
Other borrowings	1,471.4	73.2	116.7	10.2	27.8	1,699.3
Provisions	760.7	30.7	25.5		90.2	907.1
Current and deferred tax liabilities	3,448.8	35.5	48.0		96.6	3,628.9
Accrued interest and other liabilities	31,776.2	3,618.3	6,775.4	123.6	2,717.5	45,011.0
Total liabilities	**494,497.7**	**56,749.7**	**136,594.4**	**2,931.6**	**18,564.8**	**709,338.4**
Net on balance sheet position	**22,395.0**	**(1,453.7)**	**(2,163.1)**	**2,227.4**	**(1,349.5)**	**19,656.1**
At 31 December 2004						
Total assets	433,518.1	51,482.2	114,668.1	2,425.8	11,991.1	614,085.3
Total liabilities	420,908.7	50,496.8	110,675.1	2,424.9	13,902.4	598,407.9
Net on balance sheet position	**12,609.4**	**985.4**	**3,993.0**	**0.9**	**(1,911.3)**	**15,677.4**

Trading risk

Trading risk is closely related to the activities of Merchant Banking. This risk is monitored using the linear Value at Risk (VaR) indicator, which is calculated based on a holding period of one day and a reliability interval of 99%. The different components of the market risk (interest rates, exchange rates, equities and commodities) are evaluated both separately and combined, taking into account correlations between the changes in market values of these different components.

	2005	*2004*
VaR as of 31 December	15.9	12.7
Highest VaR	22.9	55.2
Lowest VaR	10.0	9.2
Average VaR	14.4	21.7


Value at Risk
60
50
40
30
20
10
0
1/01/2004
1/03/2004
1/05/2004
1/07/2004
1/09/2004
1/11/2004
1/01/2005
1/03/2005
1/05/2005
1/07/2005
1/09/2005
1/11/2005
31/12/2005

The effectiveness of VaR calculations is tested using 'back-testing', which compares the VaR figure with the calculated Mark-to-Market change using observed daily market data variation. Unobservable market data variation is excluded from this calculation. A yearly review of the number of days when the losses were greater than the estimated VaR is performed. For the trading activities Fortis applies a probability level of 99%, which means that the negative trading result may be greater than the VaR only on one day per 100 days. Back-testing analysis revealed that Fortis achieved this target. In 2005, on exactly one occasion out of a total of 248, the difference in market value of two successive days was greater than the estimated VaR. In 2004, there was not a single day on which the difference in market value of two successive days was not greater than the estimated VaR.

Liquidity Risk

The table below shows Fortis's assets and liabilities classified into relevant maturity groupings based on the remaining period to the contractual maturity date.

Demand deposits, saving accounts and other assets and liabilities without stated maturity are reported in the column 'No Maturity date' and are considered by Fortis as a relatively stable core source of funding of its operations.

Given the importance of the capital market as a potential source of financing, the liquidity risk is closely related to the company's solvency and to the confidence that creditors have in Fortis to meet its financial commitments. The liquidity risk management objective is to ensure that Fortis can meet customer's withdrawals, repayment commitments and capital requirements even at unfavourable market conditions. Fortis manages its liquidity by maintaining a diversified and stable funding base.

	Up to 1 month	*1-3 months*	*3-12 months*	*1-5 years*	*over 5 years*	*No maturity*	*Total*
At 31 December 2005							
Assets							
Fixed rate financial instruments	98,361.8	40,425.3	58,662.7	93,750.7	144,508.0	11,051.9	446,760.4
Variable rate financial instruments	33,235.4	3,435.3	11,132.5	10,697.8	35,185.9	24,160.6	117,847.5
Non-interest bearing financial instruments	18,657.2	1,901.4	3,050.8	6,204.5	18,596.1	33,665.5	82,075.5
Non-financial assets	30,585.1	2,328.7	3,725.9	6,968.2	4,441.5	34,261.7	82,311.1
Total assets	**180,839.5**	**48,090.7**	**76,571.9**	**117,621.2**	**202,731.5**	**103,139.7**	**728,994.5**
Liabilities							
Fixed rate financial instruments	187,575.3	56,089.3	47,867.8	45,760.6	27,790.8	9,244.1	374,327.9
Variable rate financial instruments	28,623.6	5,998.3	3,641.1	1,621.1	7,735.7	124,492.8	172,112.6
Non-interest bearing financial instruments	16,789.3	841.5	2,846.4	13,321.6	27,250.0	29,619.2	90,668.0
Non-financial liabilities	22,856.2	2,569.3	3,885.8	6,788.7	7,155.6	28,974.3	72,229.9
Total liabilities	**255,844.4**	**65,498.4**	**58,241.1**	**67,492.0**	**69,932.1**	**192,330.4**	**709,338.4**
Net liquidity gap	**(75,004.9)**	**(17,407.7)**	**18,330.8**	**50,129.2**	**132,799.4**	**(89,190.7)**	**19,656.1**
At 31 December 2004							
Total assets	144,329.5	55,390.6	84,878.5	93,649.4	124,541.0	111,296.3	614,085.3
Total liabilities	190,277.0	72,032.4	49,329.6	56,222.2	53,465.9	177,080.8	598,407.9
Net liquidity gap	**(45,947.5)**	**(16,641.8)**	**35,548.9**	**37,427.2**	**71,075.1**	**(65,784.5)**	**15,677.4**

8.3 Insurance Risk

A transfer of risk from the policyholder to the insurance company is a key feature of the insurance business. Whilst for the policyholder this risk may be random and unpredictable, insurance companies are able to pool such individual risks into portfolios and analyse and model the average underwriting claims and their potential variation for such portfolios.

Insurance risk arises because the level of claims on insurance products is uncertain when products are sold and remain uncertain for a considerable amount of time after the sale of the products.

Insurance risk can be classified into non-life claims risk, longevity risk, mortality risk and disability risk.

Investment risk arising in the insurance businesses, including credit risk, market risk and liquidity risk, is considered and commented in general in the section above 8.2. Investment risk.

Concerning more specific the Low Interest Rate risk and Reserves (LIRR) within Fortis, technical rates in provisions are based on the lower of the guaranteed rates and a regulatory maximum. Sometimes these technical rates tend to be matched by assets of similar yield, but often significant asset liability duration mismatch exists and this creates exposure to low interest rate environments and a need to test the adequacy of provisions under current yield curve assumptions.

The key sources of comfort around adequacy with respect to interest rate risk are:
- regulatory tests and additional local provisions
- IFRS liability adequacy tests (LAT) and loss recognition
- Fortis Low Interest Rate Reserves (LIRR), which are based on recalculation of the reserves at a 4% interest rate.
- additional best estimate tests performed locally, such as embedded value (EV), market consistent embedded value (MCEV) or Fortis Fair Value Economic model (ForCap).

In Insurance Belgium interest rate adequacy is tested via the LIRR. The LIRR itself has decreased from 2004, in line with decrease in the portfolio and is still considered to be a significant buffer against low interest rates. A comparison of local provisions and the fair value of liabilities at year end 2004 showed the provisions to be adequate, largely as a result of the interest rate provisions.

In Insurance Netherlands, no LIRR has historically been held, as the regulatory test applied locally measures the impact of reinvestment rates below 4%. This test shows the provisions to be adequate on 3% reinvestment (4% for pre-1999 business).

In addition, an internal test on the same basis as the regulatory test was performed but assuming 3.5% reinvestment for the pre-1999 business. Results based on year end 2004 data show significant positive margins compared to the prescribed prudent basis.

However, the same test also shows that the business is very sensitive to interest rates. This sensitivity is a result of a significant duration mismatch and the business needs to be monitored closely in terms of the potential impact of a continued low interest environment. To this end, information is reported to senior management on a monthly basis to flag any potential issues.

In Insurance International, IFRS liability adequacy tests and low interest rate provisions, also guarantee sufficient comfort in respect of interest rate risk coverage.

Insurance risk management

Fortis manages insurance risks through a combination of its underwriting policy, pricing, provisioning, solvency capital and reinsurance arrangements.

The risk management departments within each insurance business are responsible for evaluating and managing insurance risks within the policies and guidelines set at Fortis level. Other departments such as those responsible for investments are also involved in this risk management process.

Underwriting policy

Underwriting policies are set at local level as part of the overall management of insurance risk and involve review procedures by actuarial personnel, in which actual loss experience is examined. A range of indicators and statistical analysis tools are employed to refine underwriting standards in order to improve loss experience and/or ensure pricing is adjusted appropriately.

Pricing

Fortis sets premiums at a level that will ensure premiums combined with investment income earned on them, exceed the total amount of claims and costs of handling the claims and managing the business. The premium setting on policies (pricing) is performed using statistical analysis based on internal and external historical data. The appropriateness of pricing is tested using techniques and key performance indicators appropriate for a particular portfolio, on both a priori bases (e.g. profit testing) and a posteriori basis (e.g. embedded value, combined ratios).

The factors taken into consideration in the pricing of insurance vary by product, according to the coverage and benefits offered, however, in general include:

- expected claims of the policyholders and related expected benefit payments and their timing
- the level and nature of uncertainty associated with the expected benefits. This includes analysis of claims statistics as well as consideration of the evolution of jurisprudence, the economic environment and demographic trends
- other costs of producing the relevant product, such as distribution, marketing, policy administration, and claim administration costs
- capital market conditions, reflecting the time value of money
- solvency capital requirements and target levels of profitability
- insurance market conditions, notably competitor pricing of similar products.

Provisioning

Each insurance business in Fortis establishes provisions for future claims on policies and sets aside assets to support these provisions. This involves making estimates and assumptions that can affect the reported amounts of assets, liabilities, equity and profit or loss, within the next year. These estimates are evaluated at each reporting date using statistical analysis based on internal and external historical data.

The adequacy of the insurance liabilities is reviewed at each reporting date and required increases in liabilities are immediately recorded and recognised in profit or loss.

In addition, these liabilities are reviewed at Fortis level by Central Risk Management. The overall adequacy of liabilities arising from insurance and investment contracts as of 31 December 2005 was confirmed by certified actuaries (internal or external).

Due to potential inaccuracies inherent in techniques, assumptions and data used in the statistical analysis, the risk that the actual outcome will exceed liabilities arising from insurance and investment contracts cannot be eliminated completely. To ensure that the risk of inability to meet policyholder and other obligations is reduced to extremely low levels, Fortis holds additional solvency capital.

The relative variability of the expected outcomes is smaller for larger and more diversified portfolios. Factors that would increase insurance risk include lack of risk diversification in terms of type and amount of risk, geographical location, type of industry as well as negative environmental changes (such as changes in law, etc.) and extreme events such as windstorms.

Reinsurance

Where appropriate, Fortis's insurance businesses also enter into reinsurance contracts to limit exposure to underwriting losses. This reinsurance may be on a policy by policy basis (per risk), or on portfolio basis (per event) when individual policyholder exposures are within internal limits but where an unacceptable risk of accumulation of claims exists. These events are either weather related events or man made events. The selection of reinsurance companies is based primarily on pricing and counterparty risk management considerations.

To meet the diversification requirements at group level, reinsurance strategy is co-ordinated centrally and when appropriate, is channelled through Fortis Reinsurance, an internal re-insurance company. The role of this company is to bring retentions in defined lines of business up to a level, which is sustainable for the consolidated Fortis Group.

Fortis Reinsurance provides reinsurance to the insurance operating companies at a level, which is appropriate to the operating companies and purchases protection (retrocession) at a much higher level than the individual operating companies. In 2005, the main product line of this internal reinsurance was Motor Third Party Liability. In 2006, the product lines General Third Party Liability and Fire (part of Natural Catastrophe program) will be added. In the other product lines, reinsurance is purchased directly by the insurance operating companies.

The major uses of reinsurance include mitigating the impact of natural catastrophe (e.g. windstorms, earthquakes and floods), large single claims from policies with high limits and multiple claims triggered by a single man made event.

Although reinsurance protection for the unlimited cover under motor policies is still available, discussions with governments and regulatory bodies regarding possible descent of this capacity have been initiated. Re-insurers also intend to limit cover (or have already limited cover) for the terrorism exposures under original policies. In some countries alternatives are in place, for example, Pool Re UK (property only) and NHT Netherlands (all lines of business).

Further information on risk retention by product line is provided in the tables below.

Per risk retentions

2005	*Highest Retention (in EUR)*
Product lines	
Motor Third Party Liability [1]	6,000,000
Property [2]	3,000,000
General Third Party Liability [2]	2,500,000
Workmen's Compensation [2]	2,500,000
Marine [2]	1,250,000
Life per Death Risk [2]	750,000
Disability [2]	750,000

1) Unlimited protection in Motor Third Party Liability.
2) Reinsurance in line with underwriting guidelines and policy limits.

Per event retentions and limits

2005	*Highest Retention (in EUR)*	*Protections Purchased (in EUR)*
Product lines		
Property Natural and Man Made Catastrophe [1] (Western Europe Combined)	63,000,000	666,000,000
Motor Hull [2]	6,000,000	15,000,000
General Third Party Liability [4]	2,500,000	50,000,000
Workmen's Compensation [2]	2,500,000	78,500,000
Marine [2]	1,250,000	28,750,000
Catastrophe Life/Disability [3]	5,000,000	73,500,000
Personal Accident [3]	500,000	9,500,000

1) Exposure is modelled by external modelling agencies. Protections are within 99% probability.
2) Protections purchased are based on historical experience.
3) Protections purchased are based on market share scenarios.
4) Protections purchased are based on internal modelling.

The proportion of premiums ceded to re-insurers by product line for the year ended 31 December is summarised below:

Line of Business	2005 Written Premiums	2005 Ceded Premiums	2005 Net	2004 Written Premiums	2004 Ceded Premiums	2004 Net
Accident and health	1,498.4	(165.9)	1,332.5	1,662.9	(334.3)	1,328.6
Motor, third party	1,057.7			1,312.3		
Motor, other lines	390.2			147.2		
Total Motor	1,447.9	(97.4)	1,350.5	1,459.5	(43.1)	1,416.4
Fire and other damage to property	1,005.7	(130.6)	875.1	946.6	(115.1)	831.5
Marine, aviation and transport	237.9			224.4		
Liability	334.1			359.3		
Legal aid	53.2			62.4		
Miscellaneous	198.0			424.5		
Total other lines	823.3	(173.1)	650.2	1,070.6	(273.3)	797.3
Total	**4,775.3**	**(567.0)**	**4,208.3**	**5,139.6**	**(765.8)**	**4,373.8**

Non-life claims risk

Non-life claims risk concerns the uncertainty in ultimate claims arising from property and casualty business including, motor and third party liability portfolios. To mitigate this risk the insurance business applies selection and underwriting policies based on their historical claims experience. This is done by type of client segment and class of business enhanced with knowledge of or expectations regarding future developments of claims frequency and severity. Fortis enjoys also diversification effects by being active in a wide range of non-life insurance classes and geographies.

Premiums received but unearned could prove to be insufficient to cover expected insured events during the remaining contract period. If this proves to be the case an additional liability is recorded and rates on similar new business are increased or covers limited. The actuarial staff of the insurance entities carries out sufficiency tests for unearned premium provision at each reporting date.

In Fortis's non-life insurance businesses, provisions for payment of claims and claims expenses are established for claims that arise from the respective non-life insurance policies. In general, Fortis establishes claims provisions by product, coverage and year. Provisions are set taking into account forecast payouts on reported claims and estimates of unreported claims and include allowances for claims expenses and inflation.

These provisions are also revised as additional information becomes available and claims are made. The time required to learn of and settle claims is an important consideration in establishing provisions. Short-tail claims, such as motor damage and property damage claims, generally are reported within a few days or weeks and are settled shortly thereafter. Resolution of long-tail claims, such as bodily injury, can take years to complete. For long-tail claims, due to the nature of the loss, information concerning the event, such as required medical treatment, may not be readily obtainable. In addition, the analysis of long-tail losses is more difficult, requires more detailed work and is subject to greater uncertainties than short-tail losses. Analyses are made of among other things, Fortis's experience with similar cases and historical trends, such as reserving patterns, exposure growth, loss payments, pending levels of unpaid claims, as well as court decisions and economic conditions. Any adjustments resulting from changes in provision estimates are reflected in current results of operations. However, because the establishment of claims provisions is an inherently uncertain process, there can be no assurance that ultimate losses will not exceed existing claims provisions, and this risk is covered by the additional assets held as solvency capital.

The claims provision development table below reflects the historical adequacy of the claims provisions. The development of claims provisions of acquired insurance companies, like Millenniumbcp Fortis, is included in the table in accordance with the years that the provisions were established. Divestures, like Assurant, Inc. and Seguros Bilbao, are excluded from the table. The line other claims liabilities includes discounted claims provisions with regard to accident and health and workers compensation.

in EUR '000	*< 2001*	*2001*	*2002*	*2003*	*2004*	*2005*	*Total*
Estimate of cumulative claims:							
At the end of the underwriting year	5,483,185	2,241,137	2,517,368	2,589,205	2,797,689	2,667,592	
One year later	5,463,558	2,258,515	2,452,149	2,264,372	2,611,909		
Two years later	5,413,669	2,215,122	2,394,692	2,316,016			
Three years later	5,456,674	2,202,812	2,360,499				
Four years later	5,441,550	2,131,700					
Estimate of cumulative claims to date	**5,441,550**	**2,131,700**	**2,360,499**	**2,316,016**	**2,611,909**	**2,667,592**	**17,529,266**
Cumulative payments to date	4,997,104	1,703,823	1,926,991	1,763,457	1,816,232	1,349,936	13,557,543
Outstanding claims liabilities	**444,446**	**427,877**	**433,508**	**552,559**	**795,677**	**1,317,656**	**3,971,723**
Other claims liabilities (not included in the above)	1,312,564	78,893	90,015	100,696	153,148	735,650	2,470,966
Total claims reserve	**1,757,010**	**506,770**	**523,523**	**653,255**	**948,825**	**2,053,306**	**6,442,689**

Concerning the adequacy of property and casualty technical provisions, tests have been performed, concluding that the provisions are adequate at levels in excess of the 95th percentile for most of the major businesses. In a number of operating companies stochastic adequacy tests have been refined and performed on the property and casualty business, leading to a level of prudence in provisions on company level, including the impact of diversification, above the 99.5th percentile.

Longevity risk

Longevity risk covers the uncertainty in ultimate claims due to policyholders living longer than expected and can arise for example, in annuity portfolios within life insurance and workers compensation portfolios within non-life insurance.

Longevity risk is managed through pricing, underwriting policy, by regularly reviewing the mortality tables used for pricing and establishing provisions, by limitation of the contract period and by repricing at renewal. Where longevity is found to be improving faster than assumed in the mortality tables additional provisions are established and the tables are updated.

Mortality risk

Mortality risk covers uncertainty in ultimate claims due to policyholders not living as long as expected and can arise for example, in term life insurance portfolios within the life insurance. Given the continuing expected increase in life expectancy of the population the mortality risk in the existing business on a portfolio level is not material at this stage.
However, mortality risk could become material if epidemic diseases were to manifest themselves and the risk that a large number of people are killed by a major event such as an industrial accident or terrorist attack.

Mortality risk is mitigated through underwriting policy, regular review of mortality tables, but also through several excess-of-loss and catastrophe reinsurance treaties.

Disability risk

Disability risk covers the uncertainty in claims due to disability rates and levels higher than expected and can arise for example within the portfolios of the disability and health business- and workers compensation.

The incidence of disability as well as the recovery from disability is influenced by the economic environment, governmental intervention, medical advances and costs as well as standards used for disability assessment.

This risk is managed through regular review of historical claims patterns, expected future trends and adjusting pricing, provisioning and underwriting policy appropriately. Fortis also mitigates disability risk through medical selection strategies and appropriate reinsurance coverage.

9 Supervision and solvency

As a financial institution, Fortis is subject to prudential supervision. Fortis is supervised both at the Fortis level and at the level of the individual operating companies.

9.1 Fortis level

At Fortis level, Fortis is supervised jointly by the Belgian Banking, Finance and Insurance Commission ('BFIC') and the Dutch Central Bank (DNB). Their prudential supervision includes the verification on a semi-annual basis that Fortis ensures the availability of own funds at least equal to the sum of the solvency requirements of each different financial sector represented in Fortis. The elements of own funds and the solvency requirements for the banking and insurance activities are calculated in accordance with the corresponding sector rules. Fortis met all requirements in 2005 and 2004.

9.2 Banks

Fortis's banking subsidiaries are subject to the regulations of the various supervisory authorities in the countries where the subsidiaries operate. These guidelines require the banking subsidiaries to maintain a minimum level of qualifying capital relative to the on- and off-balance sheet credit commitments and the bank's trading positions. The positions and credit commitments are weighted according to the level of risk involved (risk-weighted commitments). The minimum requirement for core capital (Tier I) is 4%, while total qualifying capital must be maintained at a minimum of 8% of risk-weighted commitments.

	Minimum	*2005*	*2004*
Credit risk		198,241.0	163,042.3
Market risk		13,854.3	9,349.1
Risk weighted commitments		212,095.3	172,391.4
Tier 1 ratio	4.0%	7.4%	8.3%
Total capital ratio	8.0%	10.5%	11.6%

9.3 Insurance

The insurance subsidiaries are required to maintain a minimum level of qualifying capital relative to the premiums received for non-life insurance policies and the life insurance liabilities arising from insurance and investment contracts or the benefit paid. The consolidated solvency position of Fortis's insurance subsidiaries at 31 December 2005 is presented in the table below.

	2005	2004
Minimum required qualifying capital	3,756.5	3,444.5
Available qualifying capital based on net core capital	8,784.6	7,751.2
Solvency surplus	**5,028.1**	**4,306.7**

9.4 Solvency

In addition to the solvency requirements set by the regulatory authorities, Fortis aims to maintain a certain consolidated solvency level, by setting lower and upper limits for the available net core capital. The lower limit (floor) is the sum of 6% of the risk-weighted commitments of the bank and 175% of the minimum qualifying capital requirements of the insurance subsidiaries. The upper limit is the sum of 7% of the risk-weighted commitments of the bank and 250% of the minimum qualifying capital requirements of the insurance subsidiaries.

The components of net core capital at 31 December are:

	2005	2004
Shareholders' equity	**18,929.0**	**15,337.4**
Minority interests	727.1	340.0
Hybrid loans	4,080.2	4,155.0
Revaluation of real estate to fair value	1,678.4	1,549.0
Revaluation of bonds, net of shadow accounting	(2,582.6)	(2,977.0)
Reversal of non trade derivatives and hedge accounting	695.6	1,458.0
Goodwill	(715.5)	(76.5)
Treasury shares	313.5	266.5
Net core capital	**23,125.7**	**20,052.4**
Fortis floor	19,299.5	16,371.4
Surplus	**3,826.2**	**3,681.0**

Under IFRS, all Fortis shares held by Fortis (treasury shares) are deducted from equity. For the calculation of the net core capital the Fortis shares hold for the account of policyholders and Fortis shares in the trading portfolio are added back in the net core capital.

10 Post-employment benefits and other long-term employee benefits

The expenses related to post-employment benefits and other long-term employee benefits can be summarised as follows.

	2005	2004
Defined benefit plans	276.6	276.7
Other post-employment benefits	26.8	47.0
Defined contribution plans	71.2	51.3
Total post-employment benefit costs	374.6	375.0
Other long-term benefits	14.8	28.3
Total	**389.4**	**403.3**

10.1 Defined benefit plans

Fortis operates defined benefit pension plans covering the majority of its employees. Many of these plans are closed to new employees or are funded partly by means of employee contributions. Under these plans, benefits are based on years of service and level of salary. Pension obligations are determined based on mortality, employees turnover, wage drift and economic assumptions such as inflation, value of plan assets and discount rate. Discount rates by country or region are set on the basis of the yield (on the valuation date) of debt securities issued by blue-chip companies (or by the government in the absence of a representative corporate market).

In addition to pensions, costs of defined benefit plans also include other post-employment benefits such as reimbursement of part of the health insurance premiums and favourable conditions on financial products (e.g. mortgage loans), which continue to be granted to employees after retirement.

The following table shows the components of pension and other post-employment benefits costs.

	Pension schemes		Other post-employment benefits	
	2005	2004	2005	2004
Current service cost	(259.3)	(235.9)	(16.0)	(33.0)
Interest expense	(212.1)	(216.9)	(8.3)	(12.8)
Expected return on plan assets	198.6	174.3		
Expected return on reimbursement rights recognised as an asset	0.1	1.8		
Net actuarial losses (gains) recognised	(3.4)		(2.5)	(1.2)
Past service cost	(0.7)			
Losses (gains) on curtailments (settlements)	0.2			
Total defined benefit expense	**(276.6)**	**(276.7)**	**(26.8)**	**(47.0)**
Actual return on plan assets	290.0	234.1		
Actual return on reimbursement rights recognised as an asset	203.4	80.5		

As Fortis is a financial institution specialised in the management of employee benefits, some of its employee pension plans are insured by Fortis insurance companies. Consequently, under IFRS, these assets are considered non-qualifying and the pension expense excludes any expected return on these assets and are also excluded from the insurance claims and benefits. For this reason the interest expense related to these plans has been excluded from the total defined benefit expenses. The impact of these non qualifying plans compared to qualifying plans can be summarised as follows:

	2005	2004
Reduction of insurance claims, benefits and increase of staff expenses	76.6	84.0
Increase of interest expenses and decrease of staff expenses	(66.8)	(72.2)
On balance increase of staff expenses	9.8	11.8

The following table reflects the changes in net-pension liabilities.

	Pension schemes		Other post-employment benefits	
	2005	2004	2005	2004
Defined benefit asset (liability) at 1 January	**(2,678.6)**	**(2,748.1)**	**(358.3)**	**(321.5)**
Total defined benefit expense	(276.6)	(276.7)	(26.8)	(47.0)
Contributions received/benefits paid	212.5	279.2	7.3	6.7
Foreign exchange differences	(0.9)	(0.1)	(0.1)	
Acquisitions and divestments of subsidiaries	(18.5)	(2.2)		
Divestments of subsidiaries		188.1	0.6	3.2
Reorganisation between qualifying/non-qualifying plans		(112.7)		
Other	(10.1)	(6.1)	0.7	0.3
Defined benefit asset (liability) at 31 December	**(2,772.2)**	**(2,678.6)**	**(376.6)**	**(358.3)**

The following table provides details of the amounts shown in the balance sheet at 31 December regarding pensions and other post-employment benefits:

	Pension schemes		Other post-employment benefits	
	2005	2004	2005	2004
Present value of funded obligations	5,730.9	5,004.7		
Present value of unfunded obligations	1,758.0	1,898.2	440.7	416.4
Fair value of plan assets	(4,384.3)	(3,621.1)		
	3,104.6	3,281.8	440.7	416.4
Unrecognised actuarial gains (losses)	(464.0)	(597.8)	(64.1)	(58.1)
Unrecognised past service cost	(10.7)	(6.4)		
Unrecognised assets due to limitations	142.3	1.0		
Net liability	**2,772.2**	**2,678.6**	**376.6**	**358.3**
Amounts in the balance sheet:				
liabilities	2,777.9	2,679.2	376.6	358.3
assets	5.7	0.6		
Net asset (liability)	**(2,772.2)**	**(2,678.6)**	**(376.6)**	**(358.3)**

Pension assets comprise EUR 1.3 million (2004: EUR 1.1 million) in Fortis shares. Under IFRS, assets managed by insurance companies of Fortis are considered non-qualifying and are not included in the prior table. At year end 2005, these assets amounted to EUR 1,875.7 million (2004: EUR 1,728.4 million).

The following table provides the parameters applied:

	Pension schemes				*Other post employment benefits*			
	2005		*2004*		*2005*		*2004*	
	Low	*High*	*Low*	*High*	*Low*	*High*	*Low*	*High*
Discount rate	3.6%	5.0%	3.8%	5.0%	3.3%	5.0%	3.8%	4.6%
Expected return on plan assets	3.4%	7.3%	4.0%	7.5%				
Future salary increases (price inflation included)	2.0%	5.0%	2.3%	5.0%	1.3%	5.0%	2.0%	4.0%
Future pension increases (price inflation included)	1.8%	5.0%	1.6%	5.0%	1.6%	1.6%	2.5%	2.5%
Long-term increase in health costs					3.8%	4.3%	3.8%	4.3%
Medical cost trend rates					3.8%	4.3%	3.8%	4.3%
Expected rate of return on reimbursement rights	3.0%	4.1%	3.0%	4.5%				

The plan assets comprise predominantly fixed-income securities and investment contracts with insurance companies. Fortis's internal investment policy stipulates that investment in derivatives and emerging markets for the funding of pension plans is to be avoided (with the exception of the Turkish plans). Fortis intends to gradually adapt its asset allocation policy in the future in order to ensure a closer match between the duration of the assets and that of the pension liabilities. The asset mix of the plan assets is as follows:

Asset Category	*2005*	*2004*
Equity securities	17%	21%
Debt securities	69%	65%
Insurance contracts	9%	9%
Real Estate	3%	2%
Convertibles	1%	1%
Other	1%	1%
Cash	0%	1%

To administer pension plans, Fortis set up general guidelines about tactical asset allocation based on criteria such as geographical allocation and rating. In order to keep the investment strategy in balance with the structure of the pension benefit obligation, Asset Liability Management studies are carried out periodically. According to these guidelines and the results of the studies, the asset allocation is decided on for each scheme at company level.

As a rule, pension assets are invested in global equity and debt markets. Bonds have taken a larger part in the global allocation in 2005.

The category 'other' mainly consists of mortgage loans and high yield bonds. Hedge funds are used prudently. Derivatives are used only to limit plans exposure to interest rate risk.

10.2 Defined contribution plans

Fortis also operates a number of defined contribution plans worldwide. The employer's commitment in a defined contribution plan is limited to payment of the contributions calculated in accordance with the plan regulations. Employer contributions for defined contribution plans amounted to EUR 71.2 million in 2005 (2004: EUR 51.3 million).

10.3 Other long-term employee benefits

Other long-term employee benefits include jubilee premiums or long-term disability benefits. The table below shows liabilities related to these benefits included in the balance sheet.

	2005	*2004*
Present value of the obligation	56.8	57.3
Fair value of plan assets		
Net recognised obligations	**56.8**	**57.3**

Actuarial assumptions:

	2005		*2004*	
	Low	*High*	*Low*	*High*
Discount rate	2.9%	4.2%	3.8%	4.6%
Salary increase	1.8%	3.8%	2.3%	3.8%

The costs of other long-term employee benefits are shown below.

	2005	*2004*
Current service cost	(13.9)	(27.9)
Interest expense	(2.7)	(0.1)
Expected return on plan assets		
Net actuarial losses (gains) recognised immediately	1.7	(0.3)
Past service costs recognised immediately		
Losses (gains) of curtailments or settlements	0.1	
Total benefit expense	**(14.8)**	**(28.3)**

The following table shows the changes in liabilities related to other long-term employee benefits during the year.

	2005	2004
Net liability at 1 January	(57.3)	(56.1)
Total expense	(14.8)	(28.3)
Benefits paid out	15.9	25.4
Foreign exchange differences		
Acquisitions and divestments of subsidiaries		1.7
Other	(0.6)	
Net liability at 31 December	**(56.8)**	**(57.3)**

11 Employee share option and share purchase plans

Fortis uses share related instruments as part of the remuneration package for its employees and directors. These benefits take the form of:

- Employee share options
- Shares offered at a discount
- Restricted shares

11.1 Employee share options

Each year, Fortis decides whether it will offer options to its personnel. The last years Fortis has decided to offer options on Fortis shares to its senior managers in order to strengthen their commitment to Fortis and to align their interests. The features of the option plans may vary from country to country depending upon local tax regulations. One distinction is made between conditional and unconditional options. Unconditional options are granted to employees who work in countries where the options are subject to taxation directly upon being granted. Conditional options are granted to employees in countries where the options are taxed after the options are exercised. In most cases conditional options become vested when the employee is still employed after a period of 5 years. In general, options may only be exercised five years after the grant date, regardless of whether they are conditional or unconditional.

On 31 December 2005 the following option plans, including options granted to directors and members of the Executive Committee, were in effect:

				2005
Lapsing year	*Outstanding options (in '000)*	*Weighted average exercise price (in EUR)*	*Highest exercise price (in EUR)*	*Lowest exercise price (in EUR)*
2006	802	31.93	38.40	29.81
2007	2,029	33.67	37.57	18.60
2008	1,394	32.60	34.70	25.18
2009	12,856	29.08	38.40	14.86
2010	4,957	34.19	34.70	18.29
2011	680	22.84	25.18	22.28
2012	1,311	26.12	31.75	25.18
2013	2,779	14.73	14.86	14.54
2014	2,793	18.03	18.29	17.66
2015	2,821	22.16	22.28	21.99
Total	**32,422**	**27.34**		

Lapsing year	Outstanding options (in '000)	Weighted average exercise price (in EUR)	Highest exercise price (in EUR)	Lowest exercise price (in EUR)
				2004
2005	2,849	36.11	43.41	34.70
2006	802	31.93	38.40	29.81
2007	2,069	33.40	37.57	18.60
2008	1,395	32.60	34.70	25.18
2009	12,925	29.06	38.40	14.86
2010	4,960	34.19	34.70	18.29
2011	131	25.18	25.18	25.18
2012	1,315	26.12	31.75	25.18
2013	2,779	14.73	14.86	14.54
2014	2,793	18.03	18.29	17.66
Total	**32,018**	**28.65**		

The changes in outstanding options were as follows:

	2005		2004	
	Number of options (in '000)	Average exercise price (in EUR)	Number of options (in '000)	Average exercise price (in EUR)
Balance 1 January	32,018	28.65	35,253	28.24
Options granted to Exco members	272	22.28	59	18.29
Options granted to other employees	3,097	22.16	2,888	18.02
Exercised options	(36)			
Lapsed	(2,929)		(6,182)	
Balance 31 December	**32,422**	**27.34**	**32,018**	**28.65**
On existing Fortis shares	2,483		1,920	
On new Fortis shares	29,939		30,098	
Of which conditional	4,903		5,042	
Of which unconditional	27,519		26,976	
Exercisable in the money	290	17.67	227	18.60
Exercisable out of the money	19,478	31.89	21,139	32.28

In 2005 Fortis recorded an amount of EUR 6.8 million as staff expense with respect to the option plans (2004: EUR 4.8 million). As long as the options are not exercised the options do not have an impact on shareholders equity since the expenses as recorded in the income statement are off set by an increase in equity. At the moment of exercise shareholders' equity is increased by the exercise price.

The options granted by Fortis are 10-year American at-the-money call options with a 5-year vesting period which are valued based on the Simple Cox model. The parameters below were used to calculate the fair value of the options granted.

	2005	2004
Date of grant of options	11 April 2005	12 April 2004
First exercise date	11 April 2010	13 April 2009
Final maturity	10 April 2015	12 April 2014
Dividend yield	5.00%	5.06%
10 year interest rate	3.80%	4.02%
Stock price on date of grant	21.84	18.29
Volatility	23.27%	25.60%
Fair value of options as % of exercise price	15.36%	17.02%

All option plans and restricted share plans (see below) are settled by the delivery of Fortis shares rather than in cash. A number of option plans and restricted share plans specifically state that upon exercise, existing shares must be delivered; for the other plans, new shares may be issued.

To meet the obligation to deliver existing shares, shares are repurchased, taking into account the likelihood of the options being exercised. At year end 2005 Fortis has in portfolio 1,388,868 shares for this purpose (31 December 2004: 1,474,168 shares). It is assumed that this will be sufficient to meet the expected delivery obligation. The shares in question have been deducted from shareholders' equity.

11.2 Shares offered to staff

In 2002, 2003 and 2004 Fortis offered its staff the opportunity to buy shares at a discount. The terms of the offer varied from country to country, depending on the features of the local tax regulations. However, in all cases shares can not be sold during the first five years after purchase. In 2005 no shares were offered to staff.

The following table gives an overview of the shares allocated to staff at a discount:

(number of shares in '000)	*2004*	*2003*	*2002*
Number of shares subscribed	2,904	2,821	1,752
Share price	15.64	12,23 (95 shares)	22,03 (237 shares)
		12,04 (2,726 shares)	20,14 (1,515 shares)
End of holding period	2 November 2009	3 November 2008	8 June 2007

In 2004 EUR 9.1 million of the total staff expenses for Fortis are related to this scheme.

11.3 Restricted shares

In 2005 and the two preceding years Fortis granted restricted shares to the members of the Executive Committee and the management committees of a number of Fortis companies. The conditions for granting and exercising these restricted shares are described in note 12, 'Remuneration of Board Members and Executive Managers'.

At the end of the year, the following number of restricted shares was granted:

(number of shares in '000)	*Total*	*2005*	*2004*
Number of restricted shares granted	753	406	101
End of holding period		11 April 2008	12 April 2007

The total value of restricted shares granted during the year represents EUR 4.1 million in total staff expenses in 2005 (2004: EUR 1.7 million).

12 Remuneration of Board members and Executive Managers

For all proposals, recommendations and decisions relating to the remuneration of Board members and Executive Managers, the Board and the Nomination & Remuneration Committee act in conformity with the Fortis Governance Statement, which includes the Fortis remuneration policy.

The terms below have the following meanings:

- **'Board members':**
  the non-executive and executive members of the Board of Directors. The CEO is the only executive member;

- **'Executive Managers':**
  the CEO and the members of the Executive Committee.

12.1 Remuneration of Fortis Board members

Remuneration Policy

The remuneration of the Fortis Board members is determined by the Board of Directors in compliance with the prerogatives of the General Meetings of Shareholders. Detailed proposals for remuneration of Non-executive Board members are formulated by the Nomination & Remuneration Committee, based upon advice from outside experts.

For the Non-executive Board members, the levels and structure of remuneration are determined in view of their general and specific responsibilities and general international market practice. The remuneration of Non-executive Board members includes both regular basic remuneration for board membership and board committee meeting attendance fees. The Non-executive Board members do not receive annual incentive awards or stock options and are not entitled to pension rights. Non-executive Board members are not entitled to any termination indemnity.

The remuneration of the Executive Board member, the CEO, is related exclusively to his position as CEO.

Board members are generally appointed for a three-year term with a maximum of 4 years. They can serve for a maximum of 12 years. In the interest of Fortis, the Board may grant exceptions to this policy, on condition that the reasons for the exception are explained to the General Meetings of Shareholders.

Remuneration data 2005

For the 2005 financial year, total remuneration of the Non-executive Board members amounted to EUR 1.7 million (2004: EUR 1.7 million). This amount includes both regular basic remuneration for board membership and board committee meetings attendance fees.

Remuneration of the CEO, who is also a member of the Board of Directors, is explained below under 'Remuneration of the Executive Managers'.

For each Board member the details of remuneration and shares held are shown in the table below. No credits and loans granted by Fortis are outstanding on 31 December 2005. Mr. Lippens holds 55.900 Fortis stock options pursuant to his former executive position at Fortis, of which in 2005 none have been exercised, and is also entitled to pension benefits for the period during which he held this executive position.

	Function (Except the CEO all Board members are Non-executives)	*Total remuneration in 2005 (thousands of EUR)*	*Fortis shares held at 31 December 2005*
Count Maurice Lippens	Chairman	330	725,000
Jan Slechte	Deputy-Chairman	137	
Jean-Paul Votron	CEO [1]	-	
Baron Phillippe Bodson	Board member	133 [3]	96,300
Richard Delbridge	Board member	137	
Jan-Michiel Hessels	Board member	127	
Baron Daniel Janssen	Board member	127 [3]	70,855
Jacques Manardo	Board member	132	
Annemieke Roobeek	Board member [2]	54	
Ronald Sandler	Board member	137	
Rana Talwar	Board member	131	
Baron Piet van Waeyenberge	Board member	124 [3]	
Klaas Westdijk	Board member	139	

1) *Mr. Votron is not remunerated as Board Member but as CEO (see note 12.2 below, which gives the details of the CEO's remuneration).*
2) *Board Member until May 25, 2005.*
3) *Total remuneration is paid out to a company outside Fortis, where the Board Member exercises a function.*

12.2 Remuneration of the Fortis Executive Managers

Remuneration Policy

The remuneration of Executive Managers is determined by the Board of Directors, upon proposals by the Nomination & Remuneration Committee, in compliance with the prerogatives of the General Meetings of Shareholders.

Both the levels and structure of remuneration for Fortis Executive Managers are analysed on an annual basis. At the initiative of the Nomination & Remuneration Committee, Fortis's remuneration competitive positioning is regularly reviewed by and discussed with a leading international firm of compensation and benefits consultants, in light of the practices of other major Europe-based international financial services groups and other organisations operating on a global basis.

The remuneration of Executive Managers is designed to:

- ensure the organisation's continued ability to attract, motivate and retain high-calibre and high-potential executive talent for which Fortis competes in an international market place;
- promote achievement of demanding performance targets in order to align the interests of executives and shareholders in the short, medium and long term;
- stimulate, recognise and reward both strong individual contribution and solid team performance.

The reward package for the Executive Managers reflects a concept of integrated total direct compensation, combining the following three major components of pay: base salary, annual incentive (short-term performance-related bonus) and long-term incentive.

In calibrating the various remuneration components, the objective is to position the overall remuneration levels in line with compensation practices of other leading multinational firms. The reference market is a combination of the financial industry on the one hand and all sectors taken together on the other hand, both at European level and at the level of Belgium and the Netherlands. The variable, performance-related pay components are the dominant portion of the total compensation package of Executive Managers, i.e. total 'pay-at-risk' in terms of targeted short and long-term incentives compensation levels represent at least 60% of the Executive Managers total compensation.

The above reward package is part of a contract providing the main characteristics of the status: the description of the components of the package, the expiration date (between 60 and 65), the termination clauses and various other clauses such as confidentiality and exclusivity. As from January 1, 2005, the contracts provide for a termination indemnity, in case of termination without cause at the initiative of Fortis, which equals twice the amount of the base salary, respecting however commitments taken by Fortis before the date of January 1, 2005.

Base salary

Base salary levels are intended to compensate the Executive Managers for their position responsibilities and their particular set of competencies. These levels are set in line with general prevailing market rates for equivalent-type positions and are subject to regular annual reviews. There is, however, no mechanism for automatic adjustment. Base salary levels have remained unchanged in 2005.

Annual incentive

The annual incentive is designed to stimulate, recognise and reward strong individual contribution by the Executive Managers as well as solid performance as head of or as team members within the Executive Committee. Payout under the annual incentive scheme is directly linked to the actual performance against a set of predetermined qualitative and quantitative performance objectives. The objectives are set on the basis of the overall Fortis and specific business strategy and annual objectives. The existing performance management system has three sets of objectives, each contributing a specific proportion to the Executive Manager's overall performance rating at the end of the year. These objectives cover the general and the leadership responsibility of the Executive Managers and the specific results to be achieved by each of them. For each set of objectives, the performance is rated between one (does not meet expectations) and seven (exceptional). Based on these ratings and the overall outcome of the appraisal process, the actual individual annual incentive ranges between one third (33%) and five thirds (167%) of the target incentive. Target annual incentive payouts are expressed as percentages of base salary and range between 70% and 100%, depending upon the position within the Executive Committee.

Long-term incentive

The long-term incentive plan is designed to:

- encourage and support the creation of shareholder value and to ensure that the Executive Managers, like the shareholders, share in the company's successes and setbacks;
- provide the opportunity for Executive Managers to receive, within their overall package, competitive rewards for performance as a result of sustained group performance over a longer period of time, enable the organisation to outperform a group of Fortis's peers in the international market, and also take into account the growth potential of the Fortis share.

Key features of the current long-term incentive plan are as follows:

- the initial target long-term incentive level is set by the Nomination & Remuneration Committee. It is determined as a percentage of annual base salary and ranges between 70% and 100%;
- actual long-term incentive is recommended by the Nomination & Remuneration Committee on the basis of Fortis's actual share performance relative to a peer group of Europe's top 30 financial institutions (as determined by market capitalisation 1)). The share performance of Fortis and the companies in the peer group is divided into quartiles. Based on this relative performance position at the end of December, the Nomination & Remuneration Committee establishes a multiplier which varies between zero and two and depends on the quartile in which the Fortis share performance falls. Actual long-term incentive level recommended by the Committee is equal to the initial target long-term incentive multiplied by the multiplier. Actual long-term incentives may not exceed 200% of the target long-term incentive.

The long-term incentive is delivered as a mix of options, cash and/or restricted shares:

- the grant of options stipulates a strike price of 100% of the Fortis share market value at the time they are granted and an option term of six years. Options can be exercised during predetermined 'open periods' falling within a time frame ranging from the first day of the year following the third anniversary of the grant until the end of the option term. Neither the strike price nor the other conditions regarding the granted options can be modified during the term of the options, except in certain exceptional circumstances in accordance with established market practice;
- the grant of restricted shares consists of the commitment, taken by Fortis, to grant a number of Fortis shares at the end of a three year period, provided the professional relationship with Fortis has not been terminated prematurely, unless the Board of Directors decides otherwise. At the date of grant, the Executive Manager will be allowed to sell a maximum of 50% of those shares within 10 days in order to finance the tax liabilities associated with the grant. The unsold shares will remain unsaleable until six months after termination of the professional relationship between Fortis and the Executive Manager, which emphasizes the Executive Manager's long-term commitment.

1) *For 2005 the peer group was composed of the following financial institutions (being the same as for 2004, except Prudential PLC being replaced by KBC Groep NV) : ABN AMRO Holding NV, Aegon NV, Allianz AG, Assicurazioni Generali SpA, Aviva Plc, AXA SA, Banca Intesa SpA, Banco Bilbao Vizcaya Argentaria SA, Banco Santander Central Hispano SA, Barclays PLC, BNP Paribas, Crédit Agricole SA, Crédit Suisse Group, Deutsche Bank AG, Dexia, HBOS PLC, HSBC Holdings PLC, ING Groep NV, KBC Groep NV, Lloyds TSB Group Plc, Münchener Rückversicherungs AG, Nordea Bank AB, Royal Bank of Scotland Group Plc, Sanpaolo IMI SpA, Société Générale, Standard Chartered Plc, Swiss Reinsurance, UBS AG, UniCredito Italiano SpA, Zurich Financial Services AG.*

Other remuneration components

The Executive Managers participate in Fortis's pension schemes in either Belgium or The Netherlands. These schemes are in line with predominant market practices in the respective geographic environments. For the CEO it is a defined contribution plan. For the other Executive Managers it is a non-contributory defined benefit plan. They provide retirement and pre and post-retirement survivors' pensions or their lump sum equivalent. Target defined pensions, including state pension, are set at percentages of base salary and may not exceed 80% of the latter salary. Other benefits, such as medical and other insurance coverage, are provided in line with competitive practices in the market where the Executive Manager is employed.

Approval of Remuneration Policy

In accordance with the Dutch law, entered into force on 1 October 2004, the Remuneration Policy for Fortis Board members was approved by the General Shareholders Meeting of Fortis N.V. on 11 October 2004. This meeting also determined the maximum number of options and restricted shares that can be attributed to the CEO under the long-term incentive scheme. Any amendments to this policy that the Board might consider important to make, will in the future be subject to the approval of the General Meeting of Shareholders of Fortis N.V.

With respect to the Executive Managers who are not members of the Board, the Board has decided to adopt the same Remuneration Policy as the one applicable for Board members. The Board has the authority to amend the Remuneration Policy for these Executives as it sees fit, on the basis of recommendations made by the Nomination & Remuneration Committee. In the event of any such amendments, appropriate commentaries on them will be drawn up and included, at the latest, in the first annual report published after the amendments were adopted.

Compensation data 2005 of the CEO and Executive Committee

CEO

Compensation of the CEO, who is also a Board member, is related exclusively to his position as CEO.

As from 11 October 2004, Mr Votron has assumed the duty of CEO of Fortis. Mr Votron's contract came into effect on 11 October 2004 and will expire after the 2008 Annual General Meeting of Shareholders, but no later than 31 May 2008. Mr Votron's remuneration was established in accordance with the remuneration policy described above.

Mr Votron's annual base salary amounts to EUR 750,000. Both his target annual incentive and long-term incentive amount to 100% of this base salary. Fortis does not publish specific annual performance targets because it views this information as market-sensitive. The exercise of Stock Appreciation Rights at the end of Mr Votron's initial contract will entitle him to an amount between EUR 1.0 million and EUR 2.75 million, depending on the performance of the Fortis share during the term of this initial contract. Mr Votron participates in the pension schemes and in the medical and other insurance coverage available at Fortis. Fortis's contribution amounts to EUR 500.000 annually. Should Fortis terminate the contract prematurely, Mr Votron will receive a gross sum equal to no more than twice the amount of his base remuneration. Mr Votron will receive no payment if the contract is terminated prematurely due to gross negligence or an intentional act.

Based on the above compensation package, ,the remuneration of Mr Votron for 2005 was composed of a base salary of EUR 750,000, an annual incentive of EUR 1.4 million, both for 2004 and 2005 (for 2004, no bonus had been paid in 2005 to Mr. Votron), and an amount of EUR 585,000, representing the value of the other remuneration components (pension cost, long term incentive paid in cash and other costs). The actual Long Term Incentive attributed to the CEO in 2005 was 100 % of his Target Long Term Incentive.

Executive Committee

During the course of 2005, the composition of the Executive Committee has been modified. On 1 February, 2005, MM Van Harten and Clijsters were appointed as new members. Mr. Feilzer left the Committee on 1 November, 2005 and Mr. Van Ek on 1 January, 2006.

For 2005, total direct remuneration for the nine executives who were members of the Executive Committee, during all or part of the year, was EUR 10.1 million (2004, for seven members: EUR 7.3 million). Total direct remuneration was composed of an aggregate total base salary for the nine members of EUR 4.5 million (2004, for seven members: EUR 3.6 million), ranging, on a yearly basis and as in 2004, from EUR 505,000 to EUR 613,000 per member, an aggregate total annual incentive of EUR 4.9 million for the nine members (2004, for the seven members: EUR 3,5 million), ranging, on an individual basis, from EUR 354,000 to EUR 760,000, and an aggregate total of other remuneration components of EUR 0.7 million (2004: EUR 0.2 million) for long-term incentive paid in cash and other costs, other than pension expenses. Based on the relative performance of the Fortis share in 2005 the long-term incentive for 2005 was set at 180% of the target long-term incentive (compared to one third in 2004). Aggregate pension expenses amounted to EUR 1.4 million (for 2004: EUR 1,5 million).

Details of the stock options and restricted shares granted to, and held by, the CEO and persons who were members of the Executive Committee during all or part of 2005 are reflected in the table below.

	Year	Total Options granted number	Exercise price	Expiry date	Options exercised before 2005	Options exercised in 2005	Options outstanding at 31 December 2005	Restricted shares
J.P. Votron								
	2005	37,360	22.28	10-04-2011	0	0	37,360	27,590
H. Verwilst								
	1997	15,300	18.60	20-11-2007	0	0	15,300	0
	1999	7,650	31.75	31-12-2012	0	0	7,650	0
	1999	7,500	29.81	3-10-2009	0	0	7,500	0
	2000	18,950	38.40	14-04-2009	0	0	18,950	0
	2001	26,750	37.57	18-04-2007	0	0	26,750	0
	2002	52,300	32.23	28-04-2008	0	0	52,300	0
	2003	22,890	14.86	27-04-2009	0	0	22,890	19,845
	2004	11,705	18.29	12-04-2010	0	0	11,705	7,660
	2005	46,740	22.28	10-04-2011	0	0	46,740	34,515
G. Mittler								
	1997	10,350	18.60	20-11-2007	0	0	10,350	0
	1999	7,650	31.75	31-12-2012	0	0	7,650	0
	1999	7,500	29.81	3-10-2009	0	0	7,500	0
	2000	13,350	38.40	14-04-2009	0	0	13,350	0
	2001	18,000	37.57	18-04-2007	0	0	18,000	0
	2002	35,500	32.23	28-04-2008	0	0	35,500	0
	2003	15,525	14.86	27-04-2009	0	0	15,525	13,460
	2004	7,940	18.29	12-04-2010	0	0	7,940	5,195
	2005	31,700	22.28	10-04-2011	0	0	31,700	23,410
K. De Boeck								
	1997	15,300	18.60	20-11-2007	0	0	15,300	0
	1999	7,650	31.75	31-12-2012	0	0	7,650	0
	1999	7,500	29.81	3-10-2009	0	0	7,500	0
	2000	12,000	38.40	14-04-2009	0	0	12,000	0
	2001	18,000	37.57	18-04-2007	0	0	18,000	0
	2002	35,500	32.23	28-04-2008	0	0	35,500	0
	2003	15,525	14.86	27-04-2009	0	0	15,525	13,460
	2004	7,940	18.29	12-04-2010	0	0	7,940	5,195
	2005	31,700	22.28	10-04-2011	0	0	31,700	23,410
J. De Mey								
	1997	15,300	18.60	20-11-2007	0	0	15,300	0
	1999	7,650	31.75	31-12-2012	0	0	7,650	0
	1999	7,500	29.81	3-10-2009	0	0	7,500	0
	2000	12,000	38.40	14-04-2009	0	0	12,000	0
	2001	18,000	37.57	18-04-2007	0	0	18,000	0
	2002	35,500	32.23	28-04-2008	0	0	35,500	0
	2003	15,525	14.86	27-04-2009	0	0	15,525	13,460
	2004	7,940	18.29	12-04-2010	0	0	7,940	5,195
	2005	31,700	22.28	10-04-2011	0	0	31,700	23,410

	Year	Total Options granted number	Exercise price	Expiry date	Options exercised before 2005	Options exercised in 2005	Options outstanding at 31 December 2005	Restricted shares
F. Dierckx								
	1999	7,650	31.75	31-12-2012	0	0	7,650	0
	1999	7,500	29.81	3-10-2009	0	0	7,500	0
	2000	12,000	38.40	14-04-2009	0	0	12,000	0
	2001	18,000	37.57	18-04-2007	0	0	18,000	0
	2002	35,500	32.23	28-04-2008	0	0	35,500	0
	2003	15,525	14.86	27-04-2009	0	0	15,525	13,460
	2004	7,940	18.29	12-04-2010	0	0	7,940	5,195
	2005	31,700	22.28	10-04-2011	0	0	31,700	23,410
J. Feilzer								
	1999	7,500	29.81	3-10-2004	0	0	0	0
	2000	13,350	38.40	14-04-2006	0	0	13,350	0
	2001	18,000	37.57	18-04-2007	0	0	18,000	0
	2002	35,500	32.23	28-04-2008	0	0	35,500	0
	2003	15,525	14.86	27-04-2009	0	0	15,525	13,460
	2004	7,940	18.29	12-04-2010	0	0	7,940	5,195
	2005	31,700	22.28	10-04-2011	0	0	31,700	23,410
J. van Ek								
	1999	37,298	19.26	24-05-2004	37,298	0	0	0
	2000	37,298	17.47	22-09-2005	37,298	0	0	0
	2001	13,500	37.57	18-04-2007	0	0	13,500	0
	2002	22,000	32.23	28-04-2008	0	0	22,000	0
	2003	15,525	14.86	27-04-2009	0	0	15,525	13,460
	2004	7,940	18.29	12-04-2010	0	0	7,940	5,195
	2005	31,700	22.28	10-04-2011	0	0	31,700	23,410
P. van Harten								
	2002	7,500	25.18	28-04-2009	0	0	7,500	0
	2003	5,550	14.86	27-04-2009	0	0	5,550	4,815
	2004	4,245	18.29	12-04-2010	0	0	4,245	2,775
	2005	17,610	22.28	10-04-2011	0	0	17,610	13,005
J. Clijsters								
	1999	5,000	29.81	3-10-2009	0	0	5,000	0
	2000	2,500	34.70	1-10-2010	0	0	2,500	0
	2002	7,500	25.18	28-04-2012	1,875	0	5,625	0
	2003	7,500	14.54	27-04-2013	0	0	7,500	0
	2004	7,500	17.66	13-04-2014	0	0	7,500	0
	2005	17,610	22.28	10-04-2011	0	0	17,610	13,005

13 Audit fees

Fees paid to Fortis's auditors for 2005 and 2004 can be broken down into the following components:

- Audit fees include fees for auditing the statutory and consolidated financial statements, and quarterly and other reports;
- Audit related fees include fees for work performed on prospectuses, non-standard auditing and advisory services not related to statutory auditing;
- Fees for tax advice;
- Other non-audit fees include fees for support and advice on acquisitions.

The breakdown of the audit fees for the year ended 31 December is as follows:

	2005	*2004*
Audit fees	20.2	18.2
Audit-related fees	8.0	1.2
Tax fees	2.8	1.4
Other non-audit fees	8.1	17.3
Total	**39.1**	**38.1**

14 Related parties

Related parties to Fortis include associates, pension funds, joint ventures, Board members, being the non-executive and executive members of the Board of Directors of Fortis, Executive Managers, being the CEO and the members of the Executive Committee, close family members of any individual referred to above, entities controlled or significantly influenced by any individual referred to above and other related entities.

As part of its business operations Fortis frequently enters into transactions with related parties. Such transactions mainly relate to loans, deposits and reinsurance contracts and are entered into on the basis of the same commercial and market terms that apply to non-related parties.

The remuneration and combined shareholdings of Board members and Executive Managers are described in note 12. At 31 December 2005, there are no outstanding credits or loans made by Fortis to Board members.

Credits, loans or bank guarantees in the normal course of business may be granted by Fortis companies to Executive Managers or to close family members of the Board members and close family members of Executive Managers. At 31 December, there were no outstanding credits, loans or bank guarantees, other than the ones in the normal course of business noted above.

The following table provides an overview of the transactions entered into with the following related parties for the year ended 31 December:

- associates
- joint ventures
- other related parties such as pension funds and significant minority shareholders in associates.

			2005			*2004*
	Associates and joint ventures	*Other*	*Total*	*Associates and joint ventures*	*Other*	*Total*
Income statement transactions for the year ended 31 December:						
Interest income	1.5	103.5	105.0	1.7	65.7	67.4
Interest expense	(9.0)	(38.1)	(47.1)	(28.0)	(18.6)	(46.6)
Insurance premiums, net of reinsurance (earned)		78.4	78.4			
Fee and commission income	0.1	37.9	38.0		19.2	19.2
Other income	0.2	40.4	40.6	1.5	5.0	6.5
Change in provision for insurance reserves and insurance benefits paid, net of reinsurance		(1.1)	(1.1)			
Fee and commission expense		(62.3)	(62.3)		(12.9)	(12.9)
Operating, administrative and other expenses		(230.0)	(230.0)		(120.9)	(120.9)

	2005			2004		
	Associates and joint ventures	*Other*	*Total*	*Associates and joint ventures*	*Other*	*Total*
Outstanding related party balances as of 31 December:						
Loans to customers	75.9	710.9	786.8	24.8	303,7	328.5
Provision for loan losses		6.7	6.7			
Other assets	1.1	6,370.3	6,371.4	1.1	3,112.5	3,113.6
Due to customers, policyholder account balances and other funds on deposit	0.4	176.4	176.8	33.2	24.0	57.2
Insurance policy and claim reserves		0.5	0.5			
Debt certificates, subordinated liabilities and other borrowings		56.9	56.9		222.8	222.8
Other liabilities	284.8	2,430.9	2,715.7	842.8	1,036.6	1,879.4

With respect to related parties Fortis granted the following guarantees and irrevocable and conditional commitments:

- EUR 24.5 million with respect to guarantees given to related parties;
- EUR 80.4 million with respect to guarantees obtained from related parties;
- EUR 77.4 million with respect to unconditional and conditional commitments to related parties.

15 Information on segments

Fortis is an international financial services provider active in the fields of banking and insurance. The company operates in geographical areas that are subject to differing rates of profitability, opportunities for growth, future prospects and risk.

The primary format for reporting information is based on business segments. The core activities of Fortis are **banking** and **insurance**. As such, Fortis is organised on a worldwide basis into six business segments:

- Retail Banking
- Commercial & Private Banking
- Merchant Banking
- Insurance Belgium
- Insurance Netherlands
- Insurance International

Activities not related to banking and insurance and elimination differences are reported separately from the banking and insurance activities.

Fortis's segment reporting reflects the full economic contribution of the segments within Fortis. The aim is direct allocation of all balance sheet and income statement items to the segments that have full management responsibility.

Segment information is prepared based on the same accounting policies as those used in preparing and presenting Fortis's consolidated financial statements (as described in note 2) and by applying appropriate allocation rules.

Transactions between the different segments are executed under standard commercial terms and conditions ('at arm's length').

15.1 Banking

Retail Banking

Retail Banking provides financial services to retail customers, independent professions and small-sized enterprises. In the Benelux countries, Fortis offers advice on all forms of daily banking, saving, investment, credit and insurance through a variety of distribution channels. Fortis also provides retail banking services in France and Poland.

Merchant Banking

Merchant Banking offers financial solutions composed of a comprehensive range of wholesale products to corporate and institutional clients. Merchant Banking also offers expertise in niche markets with a regional or global scope.

Commercial & Private Banking

Commercial & Private Banking offers worldwide integrated services and solutions for asset and liability management to high-net-worth private clients and their businesses as well as to corporate clients and their advisers. Medium-sized enterprises are served by a uniform product and service offering, with the same range of cross-border products, services and specialisms, at the network of Business Centres throughout Europe.

Other banking

Balance sheet items, revenues and costs for support functions, operations and Asset and Liability Management (ALM) are reported in this section. The figures reported are those after allocation to the commercial segments.

For 2005 Fortis Bank AS (Turkey), Fortis Hypotheek Bank and some other Fortis companies have been reported under this section. As from 2006 Fortis Bank AS will be reported within the relevant segments.

Allocation rules

Segment reporting within the banking segments make use of balance sheet allocation rules, balance sheet squaring mechanisms, a fund transfer pricing system, rebilling of support and operations expenses and overhead allocation.

The balance sheet allocation and squaring methodology aim at reporting information on segments to reflect Fortis's business model.

Under Fortis's business model, segments do not act as their own treasurer in bearing the interest rate risk and the foreign exchange risk by funding their own assets with their own liabilities, or by having direct access to the financial markets. This is reflected in the fund transfer pricing system, which removes the interest and currency risks by transferring them from the segments to the central bankers. A key role in this system is attributed to Asset and Liability Management (ALM). The results of ALM are allocated to the segments based on the economic capital used and the interest margin generated within the segment.

Support and operations departments provide services to the segments. These services include human resources, information technology, payment services, settlement of security transactions and ALM. The costs and revenues of these departments are charged to the segments via a rebilling system on the basis of service level agreements (SLAs) reflecting the economic consumption of the products and services provided. The SLAs ensures that the costs and revenues are charged based on actual use and at a fixed rate. Differences between the actual costs and the rebilled costs based on standard tariffs are passed through to the three segments in a final allocation.

15.2 Insurance

Insurance Netherlands

Fortis Verzekeringen Nederland serves the market via independent insurance brokers and offers businesses and individuals a wide range of life, non-life, healthcare and disability insurances and mortgages and savings products.

Insurance Belgium

Fortis AG works through intermediaries to offer a comprehensive range of life and non-life insurances to private individuals and small and medium-sized enterprises (SMEs) Fortis AG also offers group policies to large enterprises through Fortis Employee Benefits .

FB Insurance sells a comprehensive range of life and non-life insurance products through bank branches.

Insurance International

Insurance activities are carried out in Luxembourg, France and the United Kingdom via Fortis Insurance International and its subsidiaries. Insurance activities are performed in Portugal, Spain, China, Malaysia and Thailand in cooperation with local partners.

Other insurance and eliminations

This item includes the full figures for Assurant, Inc. for January 2004 (one month) and Fortis's share in Assurant, Inc's results after the listing on the stock exchange. The capital gain on the sale of Assurant, Inc. however, is reported under the General section.

The capital gain on the sale of Seguros Bilbao is reported in this section, as are eliminations between insurance segments.

Allocation rules

In accordance with Fortis's business model, Insurance companies do not report support activities separately.

When allocating balance sheet items to segments, a bottom-up approach is used based on the products sold to external customers.

For the balance sheet items not related to products sold to customers, a tailor-made methodology adapted to the specific business model of each reportable segment is applied.

15.3 General

This section comprises activities not related to the core banking and insurance business, such as treasury and finance and other holding activities.

15.4 Balance sheet and income statement by activity

Balance sheet by activity

					31 December 2005
	Banking	*Insurance*	*General*	*Eliminations*	*Total*
Assets					
Cash and cash equivalents	25,593.9	2,420.8	5,186.2	(11,378.9)	21,822.0
Assets held for trading	62,830.1	398.7	216.7	(740.5)	62,705.0
Due from banks	80,054.2	3,717.0		(2,769.3)	81,001.9
Due from customers	277,862.2	7,632.4	6,745.1	(11,480.4)	280,759.3
Investments:					
- Held to maturity	5,369.3			(700.0)	4,669.3
- *Available for sale*	126,698.5	52,923.8	1,151.9	(1,754.1)	179,020.1
- Held at fair value through profit or loss	2,289.5	2,247.5	845.2	(255.0)	5,127.2
- Investment property	401.9	2,144.4			2,546.3
- Investments in associates and joint ventures	1,254.4	475.8		(23.9)	1,706.3
	136,013.6	*57,791.5*	*1,997.1*	*(2,733.0)*	*193,069.2*
Unit-linked investments		25,906.9		(240.2)	25,666.7
Reinsurance, trade and other receivables	6,309.8	3,251.6	64.4	(69.2)	9,556.6
Property, plant and equipment	2,017.7	1,178.7	0.4		3,196.8
Goodwill and other intangible assets	634.5	1,287.9			1,922.4
Accrued interest and other assets	47,879.6	3,365.3	417.5	(2,367.8)	49,294.6
Total assets	**639,195.6**	**106,950.8**	**14,627.4**	**(31,779.3)**	**728,994.5**
Liabilities					
Liabilities held for trading	50,754.9	28.9	220.0	(441.6)	50,562.2
Due to banks	174,780.0	4,782.8	3,475.8	(7,855.6)	175,183.0
Due to customers	263,284.8	231.8	7,015.8	(11,468.6)	259,063.8
Liabilities arising from insurance and investment contracts	29.5	58,107.8		(2,028.6)	56,108.7
Liabilities related to unit-linked products		26,150.6			26,150.6
Debt certificates	76,826.8	5.2	711.2	(276.6)	77,266.6
Subordinated liabilities	12,489.7	1,591.7	1,962.7	(2,286.9)	13,757.2
Other borrowings	5,022.9	1,317.4	820.6	(5,461.6)	1,699.3
Provisions	795.2	111.2	0.7		907.1
Current and deferred tax liabilities	1,309.0	2,005.1	278.8	36.0	3,628.9
Accrued interest and other liabilities	40,720.3	4,414.5	543.3	(667.1)	45,011.0
Total liabilities	**626,013.1**	**98,747.0**	**15,028.9**	**(30,450.6)**	**709,338.4**
Shareholders' equity	**12,975.1**	**7,712.3**	**(429.7)**	**(1,328.7)**	**18,929.0**
Minority interests	207.4	491.5	28.2		727.1
Total equity	**13,182.5**	**8,203.8**	**(401.5)**	**(1,328.7)**	**19,656.1**
Total liabilities, minority interests and *shareholders' equity*	**639,195.6**	**106,950.8**	**14,627.4**	**(31,779.3)**	**728,994.5**

	31 December 2004				
	Banking	*Insurance*	*General*	*Eliminations*	*Total*
Assets					
Cash and cash equivalents	24,834.4	2,876.6	1,020.4	(3,711.7)	25,019.7
Assets held for trading	60,329.1	290.7	235.8	(535.7)	60,319.9
Due from banks	63,056.2	3,528.8		(2,388.0)	64,197.0
Due from customers	225,507.0	7,729.8	9,712.5	(15,115.6)	227,833.7
Investments:					
- Held to maturity	5,421.3			(700.0)	4,721.3
- Available for sale	110,854.5	43,006.9	1,127.9	(1,446.1)	153,543.2
- Held at fair value through profit or loss	1,510.2	2,087.0		(206.6)	3,390.6
- Investment property	365.4	1,939.0			2,304.4
- Investments in associates and joint ventures	1,089.6	1,119.6			2,209.2
	119,241.0	*48,152.5*	*1,127.9*	*(2,352.7)*	*166,168.7*
Unit-linked investments		16,936.0		(82.6)	16,853.4
Reinsurance, trade and other receivables	3,548.7	3,052.3	198.9	(254.8)	6,545.1
Property, plant and equipment	1,954.7	1,177.6	0.7		3,133.0
Goodwill and other intangible assets	91.2	580.3			671.5
Accrued interest and other assets	41,855.7	3,160.8	468.9	(2,142.1)	43,343.3
Total assets	**540,418.0**	**87,485.4**	**12,765.1**	**(26,583.2)**	**614,085.3**
Liabilities					
Liabilities held for trading	51,667.5	16.3	253.2	(454.5)	51,482.5
Due to banks	123,257.1	4,215.9	1.0	(6,437.4)	121,036.6
Due to customers	226,656.9	483.8	9,624.2	(12,182.0)	224,582.9
Liabilities arising from insurance and investment contracts	25.7	50,600.2		(1,686.3)	48,939.6
Liabilities related to unit-linked products		17,033.5			17,033.5
Debt certificates	71,549.9	5.6	487.9	(266.4)	71,777.0
Subordinated liabilities	11,062.3	1,715.0	1,992.7	(1,424.7)	13,345.3
Other borrowings	3,376.6	754.2	837.0	(2,106.3)	2,861.5
Provisions	687.6	164.2	0.1		851.9
Current and deferred tax liabilities	1,595.7	1,599.4	269.0		3,464.1
Accrued interest and other liabilities	39,468.7	3,664.0	505.1	(604.8)	43,033.0
Total liabilities	**529,348.0**	**80,252.1**	**13,970.2**	**(25,162.4)**	**598,407.9**
Shareholders' equity	**10,879.3**	**7,105.5**	**(1,226.6)**	**(1,420.8)**	**15,337.4**
Minority interests	190.7	127.8	21.5		340.0
Total equity	**11,070.0**	**7,233.3**	**(1,205.1)**	**(1,420.8)**	**15,677.4**
Total liabilities, minority interests and shareholders' equity	**540,418.0**	**87,485.4**	**12,765.1**	**(26,583.2)**	**614,085.3**

Income statement by activity

	Banking	Insurance	General	Eliminations	2005 Total
Income					
Interest income	64,695.2	2,702.9	647.4	(1,200.9)	66,844.6
Insurance premiums	13.5	12,980.3		(75.0)	12,918.8
Dividend and other investment income	187.9	736.0	7.6	(13.0)	918.5
Share in result of associates and joint ventures	70.2	82.8	7.1	(2.8)	157.3
Realised capital gains (losses) on investments	712.0	493.2	444.4	(7.3)	1,642.3
Other realised and unrealised gains and losses	805.0	15.6	94.1	(37.0)	877.7
Fee and commission income	2,894.2	414.9		(185.2)	3,123.9
Income related to investments for unit-linked products		3,255.4		(31.6)	3,223.8
Other income	259.2	480.6	8.5	(36.2)	712.1
Total income	**69,637.2**	**21,161.7**	**1,209.1**	**(1,589.0)**	**90,419.0**
Expenses					
Interest expense	(60,042.7)	(505.4)	(813.3)	1,134.1	(60,227.3)
Insurance claims and benefits	(6.0)	(11,944.1)		162.6	(11,787.5)
Charges related to unit-linked products		(3,708.9)			(3,708.9)
Change in impairments	(208.7)	(26.5)			(235.2)
Fee and commission expense	(603.9)	(1,196.7)		185.2	(1,615.4)
Depreciation and amortisation of tangible and intangible assets	(308.3)	(239.8)	(0.3)	0.1	(548.3)
Staff expenses	(3,369.8)	(867.5)	(43.0)	(10.2)	(4,290.5)
Other expenses	(1,918.9)	(941.0)	(36.6)	40.3	(2,856.2)
Total expenses	**(66,458.3)**	**(19,429.9)**	**(893.2)**	**1,512.1**	**(85,269.3)**
Profit before taxation	**3,178.9**	**1,731.8**	**315.9**	**(76.9)**	**5,149.7**
Income tax expense	(733.3)	(473.1)	42.7	(0.0)	(1,163.7)
Net profit for the period	**2,445.6**	**1,258.7**	**358.6**	**(76.9)**	**3,986.0**
Net profit attributable to minority interests	11.4	34.2		(0.1)	45.5
Net profit attributable to shareholders	**2,434.2**	**1,224.5**	**358.6**	**(76.8)**	**3,940.5**

					2004
	Banking	Insurance	General	Eliminations	Total
Income					
Interest income	52,353.3	2,526.7	901.1	(1,557.7)	54,223.4
Insurance premiums	15.9	11,674.5		(114.8)	11,575.6
Dividend and other investment income	177.7	680.8	1.2	(15.0)	844.7
Share in result of associates and joint ventures	47.2	155.5		1.0	203.7
Realised capital gains (losses) on investments	516.1	668.7	462.8	(67.4)	1,580.2
Other realised and unrealised gains and losses	(914.5)	23.8	(29.1)	(20.0)	(939.8)
Fee and commission income	2,633.6	265.8	0.7	(167.1)	2,733.0
Income related to investments for unit-linked products		1,140.7		(11.9)	1,128.8
Other income	244.4	320.8	37.3	(25.3)	577.2
Total income	**55,073.7**	**17,457.3**	**1,374.0**	**(1,978.2)**	**71,926.8**
Expenses					
Interest expense	(47,827.3)	(538.4)	(1,086.1)	1,485.6	(47,966.2)
Insurance claims and benefits	(26.0)	(10,886.9)		192.0	(10,720.9)
Charges related to unit-linked products		(1,091.9)			(1,091.9)
Change in impairments	(208.2)	(171.5)			(379.7)
Fee and commission expense	(514.6)	(1,168.1)		167.0	(1,515.7)
Depreciation and amortisation of tangible and intangible assets	(315.6)	(152.2)	(1.1)	0.0	(468.9)
Staff expenses	(2,962.6)	(757.5)	(31.1)	(26.6)	(3,777.8)
Other expenses	(2,039.6)	(1,038.9)	(64.5)	26.5	(3,116.5)
Total expenses	**(53,893.9)**	**(15,805.4)**	**(1,182.8)**	**1,844.5**	**(69,037.6)**
Profit before taxation	**1,179.8**	**1,651.9**	**191.2**	**(133.7)**	**2,889.2**
Income tax expense	(200.9)	(370.9)	61.6		(510.2)
Net profit for the period	**978.9**	**1,281.0**	**252.8**	**(133.7)**	**2,379.0**
Net profit attributable to minority interests	14.2	9.4		1.9	25.5
Net profit attributable to shareholders	**964.7**	**1,271.6**	**252.8**	**(135.6)**	**2,353.5**

15.5 Income statement of banking segments

	Retail banking	Merchant banking	Commercial & Private banking	Other banking	Eliminations	Total banking
						2005
Income						
Interest income	10,380.4	65,550.2	4,323.0	14,188.4	(29,746.8)	64,695.2
Interest expense	(7,912.5)	(64,786.9)	(3,293.1)	(13,797.0)	29,746.8	(60,042.7)
Net interest income	2,467.9	763.3	1,029.9	391.4		4,652.5
Fee and commission income	1,621.8	655.6	759.0	(22.3)	(119.9)	2,894.2
Fee and commission expense	(530.0)	(196.0)	(57.0)	59.2	119.9	(603.9)
Net fee and commission income	1,091.8	459.6	702.0	36.9		2,290.3
Insurance premiums				13.5		13.5
Dividend, share in result of associates and joint ventures and other investment income	14.9	113.2	39.4	107.1	(16.5)	258.1
Realised capital gains (losses) on investments	62.9	318.3	15.8	352.8	(37.8)	712.0
Other realised and unrealised gains and losses	43.1	526.7	62.4	126.9	45.9	805.0
Other income	513.2	127.2	238.4	(574.9)	(44.7)	259.2
Total income, net of interest expense	**4,193.8**	**2,308.3**	**2,087.9**	**453.7**	**(53.1)**	**8,990.6**
Change in impairments	(129.4)	106.4	(153.0)	(32.7)		(208.7)
Net revenues	**4,064.4**	**2,414.7**	**1,934.9**	**421.0**	**(53.1)**	**8,781.9**
Expenses						
Staff expenses	(1,111.4)	(602.8)	(565.9)	(1,089.7)	0.0	(3,369.8)
Depreciation and amortisation of tangible and intangible assets	(13.8)	(9.2)	(31.0)	(254.3)		(308.3)
Other expenses	(370.5)	(355.8)	(246.3)	147.4	(1,093.7)	(1,918.9)
Insurance claims and benefits				(6.0)		(6.0)
Allocation expense	(1,262.0)	(358.8)	(445.5)	919.5	1,146.8	
Total expenses	**(2,757.7)**	**(1,326.6)**	**(1,288.7)**	**(283.1)**	**53.1**	**(5,603.0)**
Profit before taxation	**1,306.7**	**1,088.1**	**646.2**	**137.9**	**(0.0)**	**3,178.9**
Income tax expense	(445.2)	(73.6)	(186.3)	(28.2)	0.0	(733.3)
Net profit for the period	**861.5**	**1,014.5**	**459.9**	**109.7**	**(0.0)**	**2,445.6**
Net profit attributable to minority interests	(0.3)	6.7	0.3	4.7		11.4
Net profit attributable to shareholders	**861.8**	**1,007.8**	**459.6**	**105.0**	**(0.0)**	**2,434.2**
Net revenues from external customers	2,396.2	1,176.7	2,003.0	3,178.4		8,754.3
Net revenues internal	1,668.2	1,238.0	(68.1)	(2,757.4)		27.6
Net revenues	**4,064.4**	**2,414.7**	**1,934.9**	**421.0**		**8,781.9**
Non-cash expenses (excl depreciation & amortisation)	(31.8)	(82.2)	(43.3)	(71.5)		(228.8)

						2004
			Commercial &			
	Retail	Merchant	Private	Other		Total
	banking	banking	banking	banking	Eliminations	banking
Income						
Interest income	9,492.5	52,101.8	3,700.3	12,180.3	(25,121.6)	52,353.3
Interest expense	(7,194.1)	(51,066.3)	(2,765.3)	(11,923.2)	25,121.6	(47,827.3)
Net interest income	2,298.4	1,035.5	935.0	257.1	0.0	4,526.0
Fee and commission income	1,390.8	702.0	680.2	207.2	(346.6)	2,633.6
Fee and commission expense	(452.3)	(215.3)	(64.8)	(128.8)	346.6	(514.6)
Net fee and commission income	938.5	486.7	615.4	78.4		2,119.0
Insurance premiums				15.9		15.9
Dividend, share in result of associates and joint ventures and other investment income	13.1	93.9	31.1	94.1	(7.3)	224.9
Realised capital gains (losses) on investments	26.5	38.1	19.6	458.8	(26.9)	516.1
Other realised and unrealised gains and losses	24.6	(279.1)	48.2	(734.9)	26.7	(914.5)
Other income	(9.5)	72.8	88.4	172.3	(79.6)	244.4
Total income, net of Interest expense	**3,291.6**	**1,447.9**	**1,737.7**	**341.7**	**(87.1)**	**6,731.8**
Change in impairments	(120.9)	(47.6)	(64.5)	24.8		(208.2)
Net revenues	**3,170.7**	**1,400.3**	**1,673.2**	**366.5**	**(87.1)**	**6,523.6**
Expenses						
Staff expenses	(1,032.3)	(510.4)	(483.1)	(935.2)	(1.6)	(2,962.6)
Depreciation and amortisation of tangible and intangible assets	(23.6)	(13.4)	(27.6)	(251.0)		(315.6)
Other expenses	(291.6)	(385.8)	(280.8)	(34.6)	(1,046.8)	(2,039.6)
Insurance claims and benefits				(26.0)		(26.0)
Allocation expense	(1,209.5)	(343.8)	(323.3)	741.1	1,135.5	
Total expenses	**(2,557.0)**	**(1,253.4)**	**(1,114.8)**	**(505.7)**	**87.1**	**(5,343.8)**
Profit before taxation	**613.7**	**146.9**	**558.4**	**(139.2)**		**1,179.8**
Income tax expense	(247.3)	120.3	(136.8)	62.9		(200.9)
Net profit for the period	**366.4**	**267.2**	**421.6**	**(76.3)**		**978.9**
Net profit attributable to minority interests	(0.1)	1.2	0.7	12.4		14.2
Net profit attributable to shareholders	**366.5**	**266.0**	**420.9**	**(88.7)**		**964.7**
Net revenues from external customers	1,953.3	828.4	1,881.0	1,840.7		6,503.4
Net revenues internal	1,217.4	571.9	(207.8)	(1,474.2)		20.2
Net revenues	**3,170.7**	**1,400.3**	**1,673.2**	**366.5**		**6,523.6**
Non-cash expenses (excl depreciation & amortisation)	(110.0)	(9.6)	(59.5)	(10.1)		(189.2)

15.6 Income statement of insurance segments

	Insurance Netherlands		Insurance Belgium		Insurance International		Other insurance (incl. eliminations)	Total insurance
2005	Life	Non-life	Life	Non-Life	Life	Non-Life		
Income								
Interest income	1,006.1	143.2	1,197.9	116.7	186.9	113.5	(61.4)	2,702.9
Insurance premiums	2,635.1	1,988.8	4,138.8	1,159.2	1,482.1	1,640.0	(63.7)	12,980.3
Dividend and other investment income	249.4	20.3	393.6	71.5	11.2	5.4	(15.4)	736.0
Share in result of associates and joint ventures	24.6	1.8	1.7	0.4	37.2	17.1		82.8
Realised capital gains (losses) on investments	255.8	72.1	119.5	9.1	28.7	8.0		493.2
Other realised and unrealised gains and losses	(9.0)	(2.1)	23.6	0.6	2.7	(0.2)		15.6
Fee and commission income	34.9	79.8	88.2	12.1	96.0	114.5	(10.6)	414.9
Income related to investments for unit-linked products	1,567.0		1,009.6		678.8			3,255.4
Other income	120.4	82.2	66.1	66.7	11.2	162.8	(28.8)	480.6
Total income	**5,884.3**	**2,386.1**	**7,039.0**	**1,436.3**	**2,534.8**	**2,061.1**	**(179.9)**	**21,161.7**
Expenses								
Interest expense	(381.3)	(16.2)	(125.1)	(11.3)	(15.8)	(17.1)	61.4	(505.4)
Insurance claims and benefits	(2,492.8)	(1,310.5)	(4,708.8)	(750.4)	(1,389.2)	(1,350.3)	57.9	(11,944.1)
Charges related to unit-linked products	(1,916.0)		(975.3)		(817.6)			(3,708.9)
Change in impairments	(18.4)	(5.1)	(29.5)	(1.2)	11.6	16.1		(26.5)
Fee and commission expense	(144.4)	(400.4)	(179.7)	(214.0)	(53.9)	(215.0)	10.7	(1,196.7)
Depreciation and amortisation of tangible and intangible assets	(75.7)	(9.4)	(49.9)	(29.5)	(68.9)	(6.4)		(239.8)
Staff costs	(182.5)	(163.9)	(216.3)	(152.8)	(44.9)	(106.1)	(1.0)	(867.5)
Other expenses	(244.6)	(158.7)	(209.6)	(137.0)	(81.1)	(161.9)	51.9	(941.0)
Total expenses	**(5,455.7)**	**(2,064.2)**	**(6,494.2)**	**(1,296.2)**	**(2,459.8)**	**(1,840.7)**	**180.9**	**(19,429.9)**
Profit before taxation	**428.6**	**321.9**	**544.8**	**140.1**	**75.0**	**220.4**	**1.0**	**1,731.8**
Income tax expense	(122.0)	(92.0)	(147.2)	(43.2)	(8.6)	(60.1)		(473.1)
Net profit for the period	**306.6**	**229.9**	**397.6**	**96.9**	**66.4**	**160.3**	**1.0**	**1,258.7**
Net profit attributable to minority interests	3.1		5.2	1.2	14.2	10.5	(0.0)	34.2
Net profit attributable to shareholders	**303.5**	**229.9**	**392.4**	**95.7**	**52.2**	**149.8**	**1.0**	**1,224.5**
Total income from external customers	5,753.5	2,328.3	6,895.1	1,410.8	2,522.2	2,025.6	(69.3)	20,866.2
Total income internal	130.8	57.8	143.9	25.5	12.6	35.5	(110.6)	295.5
Total income	**5,884.3**	**2,386.1**	**7,039.0**	**1,436.3**	**2,534.8**	**2,061.1**	**(179.9)**	**21,161.7**
Non-cash expenses (excl depreciation & amortisation)	(18.5)	(51.7)	(36.9)	(23.2)		(18.8)		(149.1)

	Insurance Netherlands		*Insurance Belgium*		*Insurance International*		*Other Insurance*	*Eliminations*	*2004 Total Insurance*
	Life	*Non-life*	*Life*	*Non-Life*	*Life*	*Non-Life*			
Income									
Interest income	997.3	144.8	1,056.0	113.3	87.1	96.9	35.2	(3.9)	2,526.7
Insurance premiums	2,542.2	2,035.6	3,669.3	1,092.7	397.5	1,418.2	531.8	(12.8)	11,674.5
Dividend and other investment income	226.0	23.4	360.3	69.9	6.4	6.5	(11.6)		680.8
Share in result of associates and joint ventures	6.5		1.8	0.4	44.2	11.7	90.9		155.5
Realised capital gains (losses) on investments	323.1	(20.9)	164.6	24.5	32.5	(2.2)	147.1		668.7
Other realised and unrealised gains and losses	(21.2)	9.9	33.3	3.7	(1.6)	(0.3)			23.8
Fee and commission income		85.9	94.9	10.3	14.9	68.5		(8.7)	265.8
Income related to investments for unit-linked products	460.3		562.3		118.1				1,140.7
Other income	(177.9)	170.7	73.7	60.7	12.1	130.7	74.4	(23.7)	320.8
Total income	**4,356.3**	**2,449.4**	**6,016.2**	**1,375.5**	**711.2**	**1,730.0**	**867.8**	**(49.1)**	**17,457.3**
Expenses									
Interest expense	(333.6)	(38.4)	(78.8)	(10.6)	(6.8)	(11.3)	(62.8)	3.9	(538.4)
Insurance claims and benefits	(2,498.5)	(1,544.3)	(4,192.8)	(717.6)	(331.2)	(1,210.1)	(408.1)	15.7	(10,886.9)
Charges related to unit-linked products	(337.8)		(524.8)		(229.3)				(1,091.9)
Change in impairments	(77.3)	(12.9)	(69.7)	(4.9)	(5.4)	(2.9)	1.6		(171.5)
Fee and commission expense	(158.3)	(404.6)	(188.1)	(200.6)	(30.2)	(195.0)		8.7	(1,168.1)
Depreciation and amortisation of tangible and intangible assets	(58.1)	(10.4)	(45.1)	(25.4)	(6.2)	(6.0)	(1.0)		(152.2)
Staff expenses	(124.3)	(139.5)	(207.2)	(131.4)	(30.6)	(81.6)	(42.9)		(757.5)
Other expenses	(320.6)	(137.5)	(206.6)	(123.0)	(40.8)	(88.7)	(142.5)	20.8	(1,038.9)
Total expenses	**(3,908.5)**	**(2,287.6)**	**(5,513.1)**	**(1,213.5)**	**(680.5)**	**(1,595.6)**	**(655.7)**	**49.2**	**(15,805.4)**
Profit before taxation	**447.8**	**161.8**	**503.1**	**162.0**	**30.7**	**134.4**	**212.1**	**0.1**	**1,651.9**
Income tax expense	(123.9)	(33.1)	(139.1)	(48.3)	0.1	(36.7)	10.1		(370.9)
Net profit for the period	**323.9**	**128.7**	**364.0**	**113.7**	**30.8**	**97.7**	**222.2**	**0.1**	**1,281.0**
Net profit attributable to minority interests	3.8		4.3	0.9			0.4		9.4
Net profit attributable to shareholders	**320.1**	**128.7**	**359.7**	**112.8**	**30.8**	**97.7**	**221.8**		**1,271.6**
Total income from external customers	4,263.4	2,445.7	5,902.5	1,354.6	704.5	1,711.2	768.5		17,150.4
Total income internal	92.9	3.7	113.7	20.9	6.7	18.8	99.3		306.9
Total income	**4,356.3**	**2,449.4**	**6,016.2**	**1,375.5**	**711.2**	**1,730.0**	**867.8**		**17,457.3**
Non-cash expenses (excl depreciation & amortisation)	(2.6)	(19.1)	(76.0)	(26.5)		(2.8)			(127.0)

15.7 Income statement of insurance (Life and Non-life)

				2005
	Life	*Non-life*	*Other Insurance (incl. eliminations)*	*Total*
Income				
Interest income	2,390.9	373.4	(61.4)	2,702.9
Insurance premiums	8,256.0	4,788.0	(63.7)	12,980.3
Dividend and other investment income	654.2	97.2	(15.4)	736.0
Share in result of associates and joint ventures	63.5	19.3		82.8
Realised capital gains (losses) on investments	404.0	89.2		493.2
Other realised and unrealised gains and losses	17.3	(1.7)		15.6
Fee and commission income	219.1	206.4	(10.6)	414.9
Income related to investments for unit-linked products	3,255.4			3,255.4
Other income	197.7	311.7	(28.8)	480.6
Total income	**15,458.1**	**5,883.5**	**(179.9)**	**21,161.7**
Expenses				
Interest expense	(522.2)	(44.6)	61.4	(505.4)
Insurance claims and benefits	(8,590.8)	(3,411.2)	57.9	(11,944.1)
Charges related to unit-linked products	(3,708.9)			(3,708.9)
Change in impairments	(36.3)	9.8		(26.5)
Fee and commission expense	(378.0)	(829.4)	10.7	(1,196.7)
Depreciation and amortisation of tangible and intangible assets	(194.5)	(45.3)		(239.8)
Staff expenses	(443.7)	(422.8)	(1.0)	(867.5)
Other expenses	(535.3)	(457.6)	51.9	(941.0)
Total expenses	**(14,409.7)**	**(5,201.1)**	**180.9**	**(19,429.9)**
Profit before taxation	**1,048.4**	**682.4**	**1.0**	**1,731.8**
Income tax expense	(277.8)	(195.3)		(473.1)
Net profit for the period	**770.6**	**487.1**	**1.0**	**1,258.7**
Net profit attributable to minority interests	22.5	11.7		34.2
Net profit attributable to shareholders	**748.1**	**475.4**	**1.0**	**1,224.5**
Total income from external customers	15,170.8	5,764.7	(69.3)	20,866.2
Total income internal	287.3	118.8	(110.6)	295.5
Total income	**15,458.1**	**5,883.5**	**(179.9)**	**21,161.7**
Non-cash expenses (excl depreciation & amortisation)	(55.4)	(93.7)		(149.1)

	Life	Non-life	Other Insurance	Eliminations	2004 Total
Income					
Interest income	2,140.4	355.0	35.2	(3.9)	2,526.7
Insurance premiums	6,609.0	4,546.5	531.8	(12.8)	11,674.5
Dividend and other investment income	592.7	99.8	(11.6)		680.8
Share in result of associates and joint ventures	52.5	12.1	90.9		155.5
Realised capital gains (losses) on investments	520.2	1.4	147.1		668.7
Other realised and unrealised gains and losses	10.5	13.3			23.8
Fee and commission income	109.8	164.7		(8.7)	265.8
Income related to investments for unit-linked products	1,140.7				1,140.7
Other income	(92.1)	362.1	74.4	(23.7)	320.8
Total income	**11,083.7**	**5,554.9**	**867.8**	**(49.1)**	**17,457.3**
Expenses					
Interest expense	(419.2)	(60.3)	(62.8)	3.9	(538.4)
Insurance claims and benefits	(7,022.5)	(3,472.0)	(408.1)	15.7	(10,886.9)
Charges related to unit-linked products	(1,091.9)				(1,091.9)
Change in impairments	(152.4)	(20.7)	1.6		(171.5)
Fee and commission expense	(376.6)	(800.2)		8.7	(1,168.1)
Depreciation and amortisation of tangible and intangible assets	(109.4)	(41.8)	(1.0)		(152.2)
Staff expenses	(362.1)	(352.5)	(42.9)		(757.5)
Other expenses	(568.0)	(349.2)	(142.5)	20.8	(1,038.9)
Total expenses	**(10,102.1)**	**(5,096.7)**	**(655.7)**	**49.1**	**(15,805.4)**
Profit before taxation	**981.6**	**458.2**	**212.1**		**1,651.9**
Income tax expense	(262.9)	(118.1)	10.1		(370.9)
Net profit for the period	**718.7**	**340.1**	**222.2**		**1,281.0**
Net profit attributable to minority interests	8.1	0.9	0.4		9.4
Net profit attributable to shareholders	**710.6**	**339.2**	**221.8**		**1,271.6**
Total income from external customers	10,870.4	5,511.5	768.5		17,150.4
Total income internal	213.3	43.4	99.3	(49.1)	306.9
Total income	**11,083.7**	**5,554.9**	**867.8**	**(49.1)**	**17,457.3**
Non-cash expenses (excl depreciation & amortisation)	(78.6)	(48.4)			(127.0)

15.8 Balance sheet of banking segments

The balance sheets for the segments within the banking activity at December 31 are as follows:

						31 December 2005
	Retail banking	Merchant banking	Commercial & Private banking	Other banking	Eliminations	Total banking
Assets						
Cash and cash equivalents	10,023.6	46,845.8	10,521.7	31,306.9	(73,104.1)	25,593.9
Assets held for trading	205.0	62,112.2	36.6	1,301.3	(825.0)	62,830.1
Due from banks	24,565.2	141,536.5	27,533.2	45,199.3	(158,780.0)	80,054.2
Due from customers	159,310.8	169,360.2	70,979.8	107,669.6	(229,458.2)	277,862.2
Investments:						
- Held to maturity				5,369.3		5,369.3
- Available for sale	27.8	73,161.5	311.6	53,659.2	(461.6)	126,698.5
- Held at fair value through profit or loss		2,093.4	26.2	349.2	(179.3)	2,289.5
- Investment property			305.9	140.5	(44.5)	401.9
- Investments in associates and joint ventures	170.2	787.8	42.8	253.6		1,254.4
	198.0	*76,042.7*	*686.5*	*59,771.8*	*(685.4)*	*136,013.6*
Reinsurance, trade and other receivables	180.6	2,711.0	1,790.4	3,153.1	(1,525.3)	6,309.8
Property, plant and equipment	36.9	107.0	86.7	2,972.0	(1,184.9)	2,017.7
Goodwill and other intangible assets	13.5	4.5	167.5	468.4	(19.4)	634.5
Accrued interest and other assets	685.9	40,427.3	1,364.7	13,869.1	(8,467.4)	47,879.6
Total assets	**195,219.5**	**539,147.2**	**113,167.1**	**265,711.5**	**(474,049.7)**	**639,195.6**
Liabilities						
Liabilities held for trading	1.2	51,011.6	40.3	(11.9)	(286.3)	50,754.9
Due to banks	52,595.1	235,602.8	43,677.7	88,146.3	(245,241.9)	174,780.0
Due to customers	138,339.6	162,935.2	67,222.6	100,182.5	(205,395.1)	263,284.8
Liabilities arising from insurance and investment contracts				29.5		29.5
Debt certificates	638.7	47,110.5	186.0	31,398.1	(2,506.5)	76,826.8
Subordinated liabilities	79.4	2,396.2	243.7	11,968.0	(2,197.6)	12,489.7
Other borrowings	28.6	417.4	243.2	4,781.7	(448.0)	5,022.9
Provisions	94.0	187.7	127.7	873.1	(487.3)	795.2
Current and deferred tax liabilities	114.8	660.9	82.6	771.8	(321.1)	1,309.0
Accrued interest and other liabilities	3,328.1	38,824.9	1,343.3	14,389.9	(17,165.9)	40,720.3
Total liabilities	**195,219.5**	**539,147.2**	**113,167.1**	**252,529.0**	**(474,049.7)**	**626,013.1**
Shareholders' equity				**12,975.1**		**12,975.1**
Minority interests				207.4		207.4
Total equity				**13,182.5**		**13,182.5**
Total liabilities, minority interests and shareholders' equity	**195,219.5**	**539,147.2**	**113,167.1**	**265,711.5**	**(474,049.7)**	**639,195.6**
Due from external customers	67,390.6	120,757.4	52,865.1	32,211.5		273,224.6
Due from customers internal	91,920.2	48,602.8	18,114.7	75,458.1	(229,458.2)	4,637.6
Due from customers	**159,310.8**	**169,360.2**	**70,979.8**	**107,669.6**	**(229,458.2)**	**277,862.2**
Due to external customers	85,067.9	113,833.7	39,395.3	14,049.1		252,346.0
Due to customers internal	53,271.7	49,101.5	27,827.3	86,133.4	(205,395.1)	10,938.8
Due to customers	**138,339.6**	**162,935.2**	**67,222.6**	**100,182.5**	**(205,395.1)**	**263,284.8**

						31 December 2004
	Retail banking	Merchant banking	Commercial & Private banking	Other banking	Eliminations	Total banking
Assets						
Cash and cash equivalents	5,898.1	77,912.2	7,638.7	28,073.0	(94,687.6)	24,834.4
Assets held for trading	84.1	69,911.8	67.3	2,354.1	(12,088.2)	60,329.1
Due from banks	20,054.5	232,672.0	11,491.7	67,465.6	(268,627.6)	63,056.2
Due from customers	67,626.3	153,704.4	55,891.0	55,768.7	(107,483.4)	225,507.0
Investments:						
- Held to maturity				5,421.3		5,421.3
- Available for sale	31.9	71,964.3	185.7	48,902.2	(10,229.6)	110,854.5
- Held at fair value through profit or loss		1,349.7	19.7	151.7	(10.9)	1,510.2
- Investment property		0.6	241.1	123.6	0.1	365.4
- Investments in associates and joint ventures	171.9	710.9	1.1	205.7		1,089.6
	203.8	*74,025.5*	*447.6*	*54,804.5*	*(10,240.4)*	*119,241.0*
Reinsurance, trade and other receivables	135.1	2,618.1	1,141.9	1,802.3	(2,148.7)	3,548.7
Property, plant and equipment	32.7	132.8	86.7	1,799.2	(96.7)	1,954.7
Goodwill and other intangible assets	12.5	6.3	54.1	18.3		91.2
Accrued interest and other assets	29,485.4	164,966.2	4,636.0	45,308.0	(202,539.9)	41,855.7
Total assets	**123,532.5**	**775,949.3**	**81,455.0**	**257,393.7**	**(697,912.5)**	**540,418.0**
Liabilities						
Liabilities held for trading		62,722.1	68.7	3,716.4	(14,839.7)	51,667.5
Due to banks	35,410.2	342,046.0	28,129.0	112,812.7	(395,140.8)	123,257.1
Due to customers	84,220.4	159,305.5	38,051.5	40,057.0	(94,977.5)	226,656.9
Liabilities arising from insurance and investment contracts				25.7		25.7
Debt certificates	756.1	48,003.8	925.8	31,884.7	(10,020.5)	71,549.9
Subordinated liabilities	38.3	3,150.8	21.9	9,739.9	(1,888.6)	11,062.3
Other borrowings	6.2	1,235.6	248.7	2,052.2	(166.1)	3,376.6
Provisions	83.0	108.8	60.2	345.5	90.1	687.6
Current and deferred tax liabilities	35.4	739.4	56.7	1,235.1	(470.9)	1,595.7
Accrued interest and other liabilities	2,982.9	158,637.3	13,892.5	44,454.5	(180,498.5)	39,468.7
Total liabilities	**123,532.5**	**775,949.3**	**81,455.0**	**246,323.7**	**(697,912.5)**	**529,348.0**
Shareholders' equity				**10,879.3**		**10,879.3**
Minority interests				190.7		190.7
Total equity				**11,070.0**		**11,070.0**
Total liabilities, minority interests and shareholders' equity	**123,532.5**	**775,949.3**	**81,455.0**	**257,393.7**	**(697,912.5)**	**540,418.0**
Due from external customers	58,847.0	87,007.8	46,456.9	28,395.5		220,707.2
Due from customers internal	8,779.3	66,696.6	9,434.1	27,373.2	(107,483.4)	4,799.8
Due from customers	**67,626.3**	**153,704.4**	**55,891.0**	**55,768.7**	**(107,483.4)**	**225,507.0**
Due to external customers	79,853.6	94,923.8	30,594.0	9,923.5		215,294.9
Due to customers internal	4,366.8	64,381.7	7,457.5	30,133.5	(94,977.5)	11,362.0
Due to customers	**84,220.4**	**159,305.5**	**38,051.5**	**40,057.0**	**(94,977.5)**	**226,656.9**

15.9 Balance sheet of insurance segments

The balance sheets for the segments within the insurance activity at 31 December are as follows:

					31 December 2005
	Insurance Netherlands	*Insurance Belgium*	*Insurance International*	*Other Insurance (incl. eliminations*	*Total*
Assets					
Cash and cash equivalents	677.0	1,014.1	856.2	(126.5)	2,420.8
Assets held for trading	122.9	275.8			398.7
Due from banks	1,195.1	2,281.8	240.3	(0.2)	3,717.0
Due from customers	6,332.1	2,252.2	80.6	(1,032.5)	7,632.4
Investments:					
- Available for sale	14,775.0	29,867.4	8,281.1	0.3	52,923.8
- Held at fair value through profit or loss	1,585.4	632.8	29.3		2,247.5
- Investment property	1,382.3	716.2	45.9		2,144.4
- Investments in associates and joint ventures	214.2	40.8	220.3	0.5	475.8
	17,956.9	*31,257.2*	*8,576.6*	*0.8*	*57,791.5*
Unit-linked investments	8,453.2	8,157.3	9,303.9	(7.5)	25,906.9
Reinsurance, trade and other receivables	1,729.2	562.3	1,002.5	(42.4)	3,251.6
Property, plant and equipment	162.8	983.2	32.7		1,178.7
Goodwill and other intangible assets	414.5	206.8	666.6		1,287.9
Accrued interest and other assets	1,462.3	1,530.2	432.8	(60.0)	3,365.3
Total assets	**38,506.0**	**48,520.9**	**21,192.2**	**(1,268.3)**	**106,950.8**
Liabilities					
Liabilities held for trading	27.5	0.8	0.6		28.9
Due to banks	14.7	3,905.7	876.8	(14.4)	4,782.8
Due to customers	92.2	60.9	87.1	(8.4)	231.8
Liabilities arising from insurance and investment contracts	20,344.9	29,703.4	8,162.9	(103.4)	58,107.8
Liabilities related to unit-linked products	8,658.2	8,157.3	9,335.1		26,150.6
Debt certificates	5.2				5.2
Subordinated liabilities	2,094.3	249.9	61.3	(813.8)	1,591.7
Other borrowings	1,357.5	61.2	117.2	(218.5)	1,317.4
Provisions	38.7	20.3	52.2		111.2
Current and deferred tax liabilities	587.0	1,204.9	213.2		2,005.1
Accrued interest and other liabilities	2,738.3	1,175.2	778.2	(277.2)	4,414.5
Total liabilities	**35,958.5**	**44,539.6**	**19,684.6**	**(1,435.7)**	**98,747.0**
Shareholders' equity	**2,547.5**	**3,981.3**	**1,143.7**	**39.8**	**7,712.3**
Minority interests			363.9	127.6	491.5
Total equity	**2,547.5**	**3,981.3**	**1,507.6**	**167.4**	**8,203.8**
Total liabilities, minority interests and shareholders' equity	**38,506.0**	**48,520.9**	**21,192.2**	**(1,268.3)**	**106,950.8**
Due from external customers	5,307.5	2,175.1	50.5		7,533.1
Due from customers internal	1,024.6	77.1	30.1	(1,032.5)	99.3
Due from customers	**6,332.1**	**2,252.2**	**80.6**	**(1,032.5)**	**7,632.4**
Due to external customers	84.2	60.7	81.1		226.0
Due to customers internal	8.0	0.2	6.0	(8.4)	5.8
Due to customers	**92.2**	**60.9**	**87.1**	**(8.4)**	**231.8**

	Insurance Netherlands	*Insurance Belgium*	*Insurance International*	*Other Insurance*	*Eliminations*	*31 December 2004* *Total*
Assets						
Cash and cash equivalents	715.8	880.3	1,039.3	250.4	(9.2)	2,876.6
Assets held for trading	86.9	203.8				290.7
Due from banks	1,255.3	2,260.1	13.4			3,528.8
Due from customers	5,310.7	2,418.6	81.8		(81.3)	7,729.8
Investments:						
- Available for sale	13,632.9	25,251.4	4,124.0	0.7	(2.1)	43,006.9
- Held at fair value through profit or loss	1,544.7	542.3				2,087.0
- Investment property	1,236.0	639.6	63.4			1,939.0
- Investments in associates and joint ventures	204.1	27.4	139.7	748.4		1,119.6
	16,617.7	*26,460.7*	*4,327.1*	*749.1*	*(2.1)*	*48,152.5*
Unit-linked investments	6,897.0	7,048.5	2,990.5			16,936.0
Reinsurance, trade and other receivables	1,857.1	603.7	626.0		(34.5)	3,052.3
Property, plant and equipment	173.3	976.6	27.7			1,177.6
Goodwill and other intangible assets	423.9	149.1	7.3			580.3
Accrued interest and other assets	1,433.1	1,446.6	302.7	(20.8)	(0.8)	3,160.8
Total assets	**34,770.8**	**42,448.0**	**9,415.8**	**978.7**	**(127.9)**	**87,485.4**
Liabilities						
Liabilities held for trading	15.6	0.7				16.3
Due to banks	767.9	3,319.1	148.2		(19.3)	4,215.9
Due to customers	376.1	86.7	24.7		(3.7)	483.8
Liabilities arising from insurance and investment contracts	19,733.3	26,330.1	4,622.8	(42.2)	(43.8)	50,600.2
Liabilities related to unit-linked products	6,985.8	7,048.5	2,999.2			17,033.5
Debt certificates	5.3		0.3			5.6
Subordinated liabilities	1,433.7	250.0	61.3		(30.0)	1,715.0
Other borrowings	566.3	72.2	115.7			754.2
Provisions	35.3	13.5	112.4	3.0		164.2
Current and deferred tax liabilities	564.9	990.9	43.6			1,599.4
Accrued interest and other liabilities	2,148.2	1,027.2	498.4	21.3	(31.1)	3,664.0
Total liabilities	**32,632.4**	**39,138.9**	**8,626.6**	**(17.9)**	**(127.9)**	**80,252.1**
Shareholders' equity	**2,138.4**	**3,309.1**	**789.2**	**868.8**		**7,105.5**
Minority interests				127.8		127.8
Total equity	**2,138.4**	**3,309.1**	**789.2**	**996.6**		**7,233.3**
Total liabilities, minority interests and shareholders' equity	**34,770.8**	**42,448.0**	**9,415.8**	**978.7**	**(127.9)**	**87,485.4**
Due from external customers	4,789.0	2,284.8	51.7			7,125.5
Due from customers internal	521.7	133.8	30.1		(81.3)	604.3
Due from customers	**5,310.7**	**2,418.6**	**81.8**		**(81.3)**	**7,729.8**
Due to external customers	376.1	83.0	24.7			483.8
Due to customers internal		3.7			(3.7)	
Due to customers	**376.1**	**86.7**	**24.7**		**(3.7)**	**483.8**

15.10 Balance sheet of insurance activities (Life and Non-life)

The balance sheets for the insurance activity broken down into Life and Non-life at 31 December are as follows:

				31 December 2005
	Insurance Life	*Insurance Non-Life*	*Other Insurance (incl. eliminations)*	*Total*
Assets				
Cash and cash equivalents	1,553.6	993.7	(126.5)	2,420.8
Assets held for trading	377.5	21.2		398.7
Due from banks	3,643.9	73.3	(0.2)	3,717.0
Due from customers	8,371.7	293.2	(1,032.5)	7,632.4
Investments:				
- Available for sale	44,683.3	8,240.2	0.3	52,923.8
- Held at fair value through profit or loss	1,914.4	333.1		2,247.5
- Investment property	2,049.7	94.7		2,144.4
- Investments in associates and joint ventures	392.3	83.0	0.5	475.8
	49,039.7	*8,751.0*	*0.8*	*57,791.5*
Unit-linked investments	25,914.4		(7.5)	25,906.9
Reinsurance, trade and other receivables	1,495.6	1,798.4	(42.4)	3,251.6
Property, plant and equipment	892.2	286.5		1,178.7
Goodwill and other intangible assets	1,160.5	127.4		1,287.9
Accrued interest and other assets	2,813.6	611.7	(60.0)	3,365.3
Total assets	**95,262.7**	**12,956.4**	**(1,268.3)**	**106,950.8**
Liabilities				
Liabilities held for trading	24.3	4.6		28.9
Due to banks	4,098.2	699.0	(14.4)	4,782.8
Due to customers	103.7	136.5	(8.4)	231.8
Liabilities arising from insurance and investment contracts	50,341.3	7,869.9	(103.4)	58,107.8
Liabilities related to unit-linked products	26,150.6			26,150.6
Debt certificates	4.7	0.5		5.2
Subordinated liabilities	2,338.5	67.0	(813.8)	1,591.7
Other borrowings	1,346.1	189.8	(218.5)	1,317.4
Provisions	79.4	31.8		111.2
Current and deferred tax liabilities	1,554.5	450.6		2,005.1
Accrued interest and other liabilities	3,635.1	1,056.6	(277.2)	4,414.5
Total liabilities	**89,676.4**	**10,506.3**	**(1,435.7)**	**98,747.0**
Shareholders' equity	**5,266.1**	**2,406.4**	**39.8**	**7,712.3**
Minority interests	320.2	43.7	127.6	491.5
Total equity	**5,586.3**	**2,450.1**	**167.4**	**8,203.8**
Total liabilities, minority interests and shareholders' equity	**95,262.7**	**12,956.4**	**(1,268.3)**	**106,950.8**
Due from external customers	7,321.9	211.2		7,533.1
Due from customers internal	1,049.8	82.0	(1,032.5)	99.3
Due from customers	**8,371.7**	**293.2**	**(1,032.5)**	**7,632.4**
Due to external customers	92.9	133.1		226.0
Due to customers internal	10.8	3.4	(8.4)	5.8
Due to customers	**103.7**	**136.5**	**(8.4)**	**231.8**

					31 December 2004
	Insurance Life	*Insurance Non-Life*	*Other Insurance*	*Eliminations*	*Total*
Assets					
Cash and cash equivalents	1,800.8	834.6	250.4	(9.2)	2,876.6
Assets held for trading	272.3	18.4			290.7
Due from banks	3,477.1	51.7			3,528.8
Due from customers	7,406.8	404.3		(81.3)	7,729.8
Investments:					
- Available for sale	35,781.4	7,226.9	0.7	(2.1)	43,006.9
- Held at fair value through profit or loss	1,709.2	377.8			2,087.0
- Investment property	1,800.9	138.1			1,939.0
- Investments in associates and joint ventures	298.8	72.4	748.4		1,119.6
	39,590.3	*7,815.2*	*749.1*	*(2.1)*	*48,152.5*
Unit-linked investments	16,936.0				16,936.0
Reinsurance, trade and other receivables	1,200.2	1,886.6		(34.5)	3,052.3
Property, plant and equipment	888.6	289.0			1,177.6
Goodwill and other intangible assets	521.9	58.4			580.3
Other assets	2,717.5	464.9	(20.8)	(0.8)	3,160.8
Total assets	**74,811.5**	**11,823.1**	**978.7**	**(127.9)**	**87,485.4**
Liabilities					
Liabilities held for trading	15.8	0.5			16.3
Due to banks	4,014.9	220.3		(19.3)	4,215.9
Due to customers	375.6	111.9		(3.7)	483.8
Liabilities arising from insurance and investment contracts	43,327.6	7,358.6	(42.2)	(43.8)	50,600.2
Liabilities related to unit-linked products	17,033.5				17,033.5
Debt certificates	4.5	1.1			5.6
Subordinated liabilities	1,682.8	62.2		(30.0)	1,715.0
Other borrowings	483.9	270.3			754.2
Provisions	124.3	36.9	3.0		164.2
Current and deferred tax liabilities	1,328.1	271.3			1,599.4
Accrued interest and other liabilities	2,506.6	1,167.2	21.3	(31.1)	3,664.0
Total liabilities	**70,897.6**	**9,500.3**	**(17.9)**	**(127.9)**	**80,252.1**
Shareholders' equity	**3,913.9**	**2,322.8**	**868.8**		**7,105.5**
Minority interests			127.8		127.8
Total equity	**3,913.9**	**2,322.8**	**996.6**		**7,233.3**
Total liabilities, minority interests and shareholders' equity	**74,811.5**	**11,823.1**	**978.7**	**(127.9)**	**87,485.4**
Due from external customers	6,755.9	396.6			7,125.5
Due from customers internal	650.9	34.7		(81.3)	604.3
Due from customers	**7,406.8**	**404.3**		**(81.3)**	**7,729.8**
Due to external customers	375.4	108.4			483.8
Due to customers internal	0.2	3.5		(3.7)	
Due to customers	**375.6**	**111.9**		**(3.7)**	**483.8**

15.11 Geographic segmentation

Fortis's activities are managed worldwide based on the banking and insurance activities defined. The table below shows the key figures based on the incorporation of the Fortis company who has entered into the transaction.

				31 December 2005
	Net Profit	Total revenues	Number of employees	Total assets
Benelux	3,326.1	78,920.8	37,814	612,254.2
Other European countries	494.4	6,193.3	14,736	55,520.4
United States	60.2	2,714.0	496	47,665.5
Asia	31.0	2,447.8	872	12,215.0
Others	28.8	143.1	327	1,339.4
Total	**3,940.5**	**90,419.0**	**54,245**	**728,994.5**

				31 December 2004
	Net Profit	Total revenues	Number of of employees	Total assets
Benelux	1,752.9	65,154.4	39,244	535,777.3
Other European countries	286.5	3,498.2	8,123	33,128.4
United States	184.1	2,092.3	382	35,594.8
Asia	103.8	1,017.8	795	8,008.7
Others	26.2	164.1	315	1,576.1
Total	**2,353.5**	**71,926.8**	**48,859**	**614,085.3**

Explanatory notes to the balance sheet

16 Cash and cash equivalents

Cash includes cash on hand, available balances with central banks and other financial instruments with a term of less than three months from the date on which they were acquired. At 31 December the composition of cash is as follows:

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2005				
Cash on hand	543.5	87.2	0.0	630.7
Balances with central banks other than mandatory reserve deposits and readily convertible in cash	1,360.3			1,360.3
Due from banks	15,404.0	2,303.9	(1,706.5)	16,001.4
Other	8,286.6	29.7	(4,486.2)	3,830.1
Total, gross	**25,594.4**	**2,420.8**	**(6,192.7)**	**21,822.5**
Impairments incurred but not reported	(0.5)			(0.5)
Total	**25,593.9**	**2,420.8**	**(6,192.7)**	**21,822.0**
31 December 2004				
Cash on hand	570.4	542.8	0.0	1,113.2
Balances with central banks other than mandatory reserve deposits and readily convertible in cash	1,483.8			1,483.8
Due from banks	20,487.5	1,849.6	(1,730.0)	20,607.1
Other	2,292.7	484.2	(961.3)	1,815.6
Total	**24,834.4**	**2,876.6**	**(2,691.3)**	**25,019.7**

The average book value of cash and cash equivalents for 2005 amounted to EUR 26,783.8 million (2004: EUR 30,371.7 million). The average yield in 2005 was 1.9 % (2004: 2.3%).

17 Assets held for trading and liabilities held for trading

Assets held for trading

The following table provides a specification of the assets held for trading as on 31 December.

	2005	*2004*
Trading securities:		
Treasury bills and other eligible bills	933.7	4,503.1
Debt securities:		
- Government bonds	7,415.5	7,538.5
- Corporate debt securities	8,704.2	6,717.0
- Mortgage-backed securities	2,673.4	2,227.6
- Other asset-backed securities	1,177.0	1,200.4
Equity securities	17,987.1	15,793.7
Total trading securities	**38,890.9**	**37,980.3**
Derivative financial instruments		
Over the counter (OTC)	23,632.0	21,989.0
Exchange traded	157.3	330.2
Total derivative financial instruments	**23,789.3**	**22,319.2**
Other assets held for trading	24.8	20.4
Total assets held for trading	**62,705.0**	**60,319.9**
Fair values of trading securities supported by observable market data	37,514.9	33,843.9
Fair values of trading securities obtained through a valuation technique	1,376.0	4,136.4
Total	**38,890.9**	**37,980.3**

Some EUR 4.6 million of the assets were pledged as collateral related to liabilities.

Liabilities held for trading

The table below shows the composition of liabilities held for trading at 31 December.

	2005	*2004*
Short security sales:		
- fair value supported by observable market data	24,719.8	24,046.5
- fair value obtained through a valuation technique	732.5	51.1
Other liabilities held for trading	306.6	315.1
Derivative financial instruments	24,803.3	27,069.8
Total	**50,562.2**	**51,482.5**

The details of the derivative financial instruments are shown in note 35 'Derivatives'. For details on the calculation of the fair values see note 36 'Fair values of financial assets and financial liabilities'.

18 Due from banks

Due from banks consisted of the following at 31 December:

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2005				
Interest-bearing deposits	4,159.1	355.9	(125.4)	4,389.6
Loans and advances	2,282.3	951.4	(245.6)	2,988.1
Reverse repurchase agreements	55,831.5			55,831.5
Securities lending transactions	13,784.9	2,261.9	(2,261.9)	13,784.9
Mandatory reserve deposits with central banks	2,178.7			2,178.7
Held at fair value through profit or loss	1,478.4			1,478.4
Other	371.8	147.8	(136.4)	383.2
Total due from banks	**80,086.7**	**3,717.0**	**(2,769.3)**	**81,034.4**
Less impairments:				
- specific credit risk	(18.2)			(18.2)
- incurred but not reported	(14.3)			(14.3)
Net due from banks	**80,054.2**	**3,717.0**	**(2,769.3)**	**81,001.9**
31 December 2004				
Interest-bearing deposits	5,812.1	13.9	(10.1)	5,815.9
Loans and advances	2,063.1	1,125.5	(0.1)	3,188.5
Reverse repurchase agreements	42,497.1			42,497.1
Securities lending transactions	9,724.4	2,249.1	(2,249.1)	9,724.4
Mandatory reserve deposits with central banks	2,004.2			2,004.2
Held at fair value through profit or loss	120.9			120.9
Other	879.8	140.3	(128.9)	891.2
Total due from banks	**63,101.6**	**3,528.8**	**(2,388.2)**	**64,242.2**
Less impairments:				
- specific credit risk	(15.9)			(15.9)
- incurred but not reported	(29.5)		0.2	(29.3)
Net due from banks	**63,056.2**	**3,528.8**	**(2,388.0)**	**64,197.0**

The average carrying amount of Due from banks in 2005 was EUR 92,437.5 million (2004: EUR 71,891.3 million). The average yield in 2005 was 3.6% (2004: 4.1%).

In accordance with monetary policy, the various banking businesses are required to place amounts on deposit with the central banks in the countries where Fortis operates. Together with the amount that is reported under Cash and cash equivalents, the total balance held with central banks came to EUR 3,539.0 million at year end 2005 (2004: EUR 3,488.0 million).The average outstanding balance with central banks (Cash and cash equivalents plus Due from banks) during 2005 amounted to EUR 4,763.6 million (2004: EUR 4,956.2 million).

Fortis has in the Merchant Banking segment designated financial assets part of Due from banks at fair value through profit or loss.

Within the defined investment strategies of Merchant Banking, financial assets and financial liabilities, including derivatives, are brought together in specific portfolios. The performance and risks of these portfolios are managed and evaluated on a fair value basis.

There is no significant difference between the carrying amounts of the assets held at fair value through profit or loss and the exposure to credit risk of these assets.

Impairments of due from banks

The changes in the impairments of due from banks are as follows:

	2005		2004	
	Specific credit risk	*IBNR*	*Specific credit risk*	*IBNR*
Balance 1 January	**15.9**	**29.3**	**17.0**	**62.5**
Increase in impairments	1.0	9.1	0.1	0.9
Release of impairments	(1.7)	(10.7)	(0.3)	(34.1)
Write-offs of uncollectible loans	0.6		(1.0)	
Foreign currency translation effects and other adjustments	2.4	(13.4)	0.1	
Balance 31 December	**18.2**	**14.3**	**15.9**	**29.3**

In note 8 'Risk Management' are the impairments for specific credit risk and 'incurred but not reported' (IBNR) described in more detail.

19 Due from customers

The composition of due from customers at 31 December is as follows:

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2005				
Government and official institutions	7,781.3	572.8	1.6	8,355.7
Residential mortgage	80,097.9	4,463.1		84,561.0
Consumer loans	9,431.1	386.9	(0.1)	9,817.9
Commercial loans	93,645.9	1,662.2	(1,042.3)	94,265.8
Reverse repurchase agreements	61,073.9		(1,417.3)	59,656.6
Securities lending transactions	17,307.5	0.8	(2,200.0)	15,108.3
Policyholder loans		119.3		119.3
Finance lease receivables	7,825.1	71.0	(0.1)	7,896.0
Other loans	1,710.9	440.9	(77.1)	2,074.7
Loans available for sale	56.1			56.1
Held at fair value through profit or loss	1,139.3			1,139.3
Fair value adjustment from hedge accounting	164.5			164.5
Total due from customers	**280,233.5**	**7,717.0**	**(4,735.3)**	**283,215.2**
Less impairments:				
- Specific credit risk	(2,064.5)	(37.8)		(2,102.3)
- Incurred but not reported	(306.8)	(46.8)		(353.6)
Net due from customers	**277,862.2**	**7,632.4**	**(4,735.3)**	**280,759.3**
31 December 2004				
Government and official institutions	5,975.4	678.2	1.1	6,654.7
Residential mortgage	72,406.8	4,471.8		76,878.6
Consumer loans	8,814.6	227.8	0.1	9,042.5
Commercial loans	77,566.4	1,765.1	(2,109.8)	77,221.7
Reverse repurchase agreements	36,934.9		(1,006.5)	35,928.4
Securities lending transactions	18,190.8		(2,200.0)	15,990.8
Policyholder loans		121.7		121.7
Finance lease receivables	6,341.8	71.0		6,412.8
Other loans	1,352.1	465.1	(88.0)	1,729.2
Held at fair value through profit or loss	543.8			543.8
Fair value adjustment from hedge accounting	0.4			0.4
Total due from customers	**228,127.0**	**7,800.7**	**(5,403.1)**	**230,524.6**
Less impairments:				
- Specific credit risk	(2,326.7)	(32.3)		(2,359.0)
- Incurred but not reported	(293.3)	(38.6)		(331.9)
Net due from customers	**225,507.0**	**7,729.8**	**(5,403.1)**	**227,833.7**

In 2005 the average amount of Due from customers was EUR 245,392.1 million (2004: EUR 215,051.5 million). The average yield in 2005 was 5.0% (2004: 4.6%).

Loans designated as available for sale concern loans that will be securitized after being purchased in the market.

Fortis has in the Merchant Banking segment, designated financial assets part of 'Due from customers at fair value through profit or loss'. Selected inflation rate linked credit contracts with governmental counterparties are designated at fair value through profit or loss, eliminating an accounting mismatch between the measurement of the interest rate swap and other derivatives involved and the credits previously recorded at amortised cost.

Some other structured loans and contracts coupled with derivatives are also designated at fair value through profit or loss, eliminating an accounting mismatch.

The amortised cost of the assets held at fair value through profit or loss is at 31 December 2005 EUR 1,057. 2 million (2004: EUR 506.6 million).

Furthermore, Fortis is hedging interest rate exposure of fixed rate mortgages on a portfolio basis (macro hedging), using derivative financial instruments, primarily interest rate swaps.

As a result of the hedge, the economic impact of changes in the hedged item's net present value (NPV), due to changes in the appropriate benchmark interest rate curve will be reduced by offsetting changes in the NPV of the hedging derivative financial instrument.

The hedged mortgages are prepayable fixed rate mortgages with the following characteristics:

- denominated in local currency (euro);
- fixed term to maturity or repricing;
- prepayable amortising principal amounts;
- fixed interest payment dates;
- not containing any interest rate options or embedded derivatives;
- accounted for on an amortised cost basis.

Mortgages with these characteristics form the portfolio of mortgages from which the hedged item is designated. More than one group (or portfolio) of mortgages can be identified as the hedged item within the fixed rate mortgage portfolio. Mortgages included in a portfolio hedge of interest rate risk need to share the risk being hedged. The expected mortgage cash flows within the identified group of mortgages, designated as the hedged item, are derived to match the amount of notional swap cash flows on a monthly basis.

When notional swap cash flows exceed 95% of expected mortgage cash flows in any given month the expected mortgage cash flows from months either side of swap cash flow are designated as hedged items until all notional swap cash flows are matched. Mortgage cash flows are allocated to monthly time buckets based on expected repricing dates. Fortis estimates repricing dates using a constant prepayment rate which is applied to the contractual cash flows and repricing dates of the mortgage portfolio.

The hedging instruments are plain vanilla interest rate swaps entered into with external counterparties at market rates prevailing at the time of the transaction.

The changes in the fair value of the mortgages which are attributable to the hedged interest rate risk are recorded in the line 'Fair value adjustment from hedge accounting' in order to adjust the carrying amount of the loan. The difference between the fair value and the carrying value of the hedged mortgages at designation of the hedging, is amortised over the remaining life of the hedged item and is also recorded in the line 'Fair value adjustment from hedge accounting'.

Financial lease receivables

Receivables related to financial lease agreements at 31 December comprised of:

	Minimum lease proceeds		*Present value of the minimum lease payment receivable*	
	2005	*2004*	*2005*	*2004*
Gross investment in finance leases:				
Not later than 3 months	1,380.5	507.2	1,296.7	447.1
Later than 3 months and not later than 1 year	1,768.5	1,335.1	1,558.8	1,185.2
Later than 1 year and not later than 5 years	4,253.1	2,916.5	3,642.6	2,459.9
Later than 5 years	1,723.4	2,614.0	1,398.1	2,320.6
Total	**9,125.5**	**7,372.8**	**7,896.2**	**6,412.8**
Unearned (future) finance income	1,229.3	960.0		

The proceeds from financial lease agreements recorded in the income statement in 2005 amounted to EUR 402.7 million (2004: EUR 323.1 million).

Impairments of due from customers

The following table shows the changes in the impairments of Due from customers:

	2005		*2004*	
	Specific credit risk	*IBNR*	*Specific credit risk*	*IBNR*
Balance 1 January	**2,359.0**	**331.9**	**2,700.5**	**346.1**
Acquisitions/divestments of subsidiaries	45.6	22.0	(10.3)	(8.5)
Increase in impairments	890.9	60.8	886.6	84.9
Release of impairments	(693.5)	(87.7)	(685.6)	(83.9)
Write-offs of uncollectible loans	(496.2)	(6.5)	(534.1)	(2.2)
Foreign currency translation effects and other adjustments	(3.5)	33.1	1.9	(4.5)
Balance 31 December	**2,102.3**	**353.6**	**2,359.0**	**331.9**

In note 8 'Risk Management' are the impairments for specific credit risk and 'incurred but not reported' (IBNR) described in more detail.

At 2005 year end the fair value of real estate owned by Fortis as collateral for default mortgages was EUR 32.3 million (2004: EUR 27.4 million). Fortis intends to sell this real estate in 2006.

The impairment on financial lease receivables included in the amounts above is EUR 8.9 million at 31 December 2005 (2004: EUR 17.8 million).

20 Investments

The composition of investments at 31 December is as follows.

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2005				
Investments				
- Held to maturity	5,369.3		(700.0)	4,669.3
- Available for sale	126,815.3	53,240.5	(602.0)	179,453.8
- Held at fair value through profit or loss	2,289.5	2,247.5	590.2	5,127.2
- Investment property	405.4	2,206.7	0.1	2,612.2
- Investments in associates and joint ventures	1,254.4	475.7	(23.8)	1,706.3
Total, gross	**136,133.9**	**58,170.4**	**(735.5)**	**193,568.8**
Impairments	(120.3)	(378.9)	(0.4)	(499.6)
Total	**136,013.6**	**57,791.5**	**(735.9)**	**193,069.2**
31 December 2004				
Investments				
- Held to maturity	5,421.3		(700.0)	4,721.3
- Available for sale	110,956.0	43,460.6	(318.2)	154,098.4
- Held at fair value through profit or loss	1,510.2	2,087.0	(206.6)	3,390.6
- Investment property	368.6	1,991.3		2,359.9
- Investments in associates and joint ventures	1,089.6	1,119.6		2,209.2
Total, gross	**119,345.7**	**48,658.5**	**(1,224.8)**	**166,779.4**
Impairments	(104.7)	(506.0)		(610.7)
Total	**119,241.0**	**48,152.5**	**(1,224.8)**	**166,168.7**

20.1 Investments held to maturity

The amortised cost and estimated fair value of Fortis's investments held to maturity at 31 December 2005 were as follows:

	2005		2004	
	Carrying amount	Fair values	Carrying amount	Fair values
Government bonds	4,282.6	4,510.2	4,332.7	4,547.4
Corporate debt securities	386.7	406.8	388.6	408.2
Total investments held at maturity	**4,669.3**	**4,917.0**	**4,721.3**	**4,955.6**

The investments held to maturity are only held by the banking segments. At 31 December 2005, like at 31 December 2004, there were no impairments on held to maturity investments.

20.2 Investments available for sale

The fair value and amortised cost of Fortis's investments available for sale including gross unrealised gains and gross unrealised losses at 31 December were as follows:

2005	Historical/ amortised cost	Gross positive revaluations	Gross negative revaluations	Fair value adjustments from hedge accounting	Impairments	Fair values
Treasury bills and other eligible bills	503.9	0.5	(0.5)			503.9
Government bonds	91,209.4	3,827.4	(122.1)	(75.1)	(4.7)	94,834.9
Corporate debt securities	39,037.6	1,275.2	(154.0)	29.0	(5.3)	40,182.5
Mortgage-backed securities	13,478.7	46.2	(6.9)		(7.8)	13,510.2
Other asset-backed securities	17,601.6	110.5	(32.7)	(5.1)	(16.6)	17,657.7
Private equities and venture capital	335.9	74.7	(8.7)		(16.8)	385.1
Other equity securities	8,342.3	2,255.3	(199.8)	37.2	(334.2)	10,100.8
Other investments	1,589.1	306.8	(2.6)		(48.3)	1,845.0
Total	**172,098.5**	**7,896.6**	**(527.3)**	**(14.0)**	**(433.7)**	**179,020.1**

2004	Historical/ amortised cost	Gross positive revaluations	Gross negative revaluations	Fair value adjustments from hedge accounting	Impairments	Fair values
Treasury bills and other eligible bills	586.4	0.5	(0.8)			586.1
Government bonds	80,368.0	4,151.8	(434.6)	40.5	(4.4)	84,121.3
Corporate debt securities	32,133.1	1,784.0	(688.5)	42.7	(14.6)	33,256.7
Mortgage-backed securities	8,975.5	52.5	(13.7)		(2.7)	9,011.6
Other asset-backed securities	17,578.5	88.0	(106.2)		(19.1)	17,541.2
Private equities and venture capital	359.8	127.4	(78.4)		(18.8)	390.0
Other equity securities	7,367.7	2,078.9	(1,381.7)	4.0	(483.2)	7,585.7
Other investments	968.3	97.9	(3.2)		(12.4)	1,050.6
Total	**148,337.3**	**8,381.0**	**(2,707.1)**	**87.2**	**(555.2)**	**153,543.2**

Impairments on investments available for sale

The following table shows the changes in the impairments on investments available for sale:

	2005	2004
Balance 1 January	**555.2**	**764.9**
Acquisitions/divestments of subsidiaries	(0.1)	
Increase in impairments	52.7	145.2
Release of impairments	(7.3)	(5.4)
Reversal on sale/divestment	(174.0)	(348.1)
Foreign currency translation effects and other adjustments	7.2	(1.4)
Balance 31 December	**433.7**	**555.2**

Fortis has deployed in the Merchant Banking segment some investment strategies on which (micro) fair value hedge accounting is applied.

In general, the objective of these strategies, is to take a medium or long-term investment position on the credit spread between a bond and the swap curve over a certain period. The interest swap associated with the bond is designed to hedge the underlying bond against adverse changes in the interest rate. The designated risk is interest rate risk and the only remaining risk is credit risk.

Changes in the fair value of the investments attributable to the hedged interest rate risk are presented in the column 'Fair value adjustments from hedge accounting' in order to adjust the carrying amount of the investments.

Furthermore, Fortis is hedging interest rate risk of fixed rate bonds on a portfolio basis (macro hedging) using primarily interest rate swaps.

The hedged bonds are bond assets with the following characteristics:

- denominated in local currency (Euro);
- fixed term to maturity;
- fixed principal amounts;
- fixed interest payment dates;
- not containing any interest rate options or embedded derivatives;
- accounted for on an amortised cost basis.

Bonds with these characteristics form the portfolio of bond assets from which the hedged item will be designated. Bond assets included in a portfolio hedge of interest rate risk need to share the risk being hedged. Bond cash flows are allocated to monthly time buckets based on contractual maturity dates.

The hedging instruments are plain vanilla interest rate swaps entered into with external counterparties at market rates prevailing at the time of the transaction.

The changes in the fair value of the bonds which are attributable to the hedged interest rate risk are presented in the column 'Fair value adjustments from hedge accounting' in order to adjust the carrying amount of the bonds. The difference between the fair value and the carrying value of the hedged bonds at designation of the hedging, is amortised over the remaining life of the hedged item and is also recorded in the column 'Fair value adjustment from hedge accounting'.

Fortis hedges the foreign currency risk on selected equity securities portfolios.

The foreign currency risk of equity securities can economically be hedged by the use of a deposit or current account (as funding) denominated in the same currency as the securities.

If the deposit or current account classifies as a hedging instrument, the foreign exchange difference of the hedging instrument and the foreign exchange component of the fair value change of the hedged instrument are reported directly in the income statement. Investments available for sale includes the fair value adjustment on the hedged equity securities, indicated in the column Fair value adjustments from hedge accounting.

20.3 Investments held at fair value through profit or loss

The following table provides information at 31 December about the investments that are held at fair value and for which unrealised gains or losses are recorded through profit or loss.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2005				
Government bonds		45.1		45.1
Corporate debt securities	15.7	282.0		297.7
Mortgage-backed securities	70.5			70.5
Other asset-backed securities	1,521.3	1,920.4	(255.0)	3,186.7
Private equities and venture capital	498.1			498.1
Other equity securities	97.3		845.1	942.4
Other investments	86.6		0.1	86.7
Total investments held at fair value through profit or loss	**2,289.5**	**2,247.5**	**590.2**	**5,127.2**
31 December 2004				
Government bonds		47.1		47.1
Corporate debt securities	21.0	267.5	(31.6)	256.9
Mortgage-backed securities	988.6			988.6
Other asset-backed securities	20.8	1,772.4	(175.0)	1,618.2
Private equities and venture capital	349.0			349.0
Other equity securities	45.9			45.9
Other investments	84.9			84.9
Total investments held at fair value through profit or loss	**1,510.2**	**2,087.0**	**(206.6)**	**3,390.6**

Within Fortis Merchant Banking segment, some investments made by private equity entities of Fortis, are designated at fair value through profit or loss, expressing as such the business of investing in financial assets with a view to profiting from their total return in the form of interest or dividend and changes in fair value. Some other investments coupled with derivatives are also designated at fair value through profit or loss, eliminating an accounting mismatch.

Other financial assets that are part of the investment portfolio designated, at fair value through profit or loss, concern investments of the Fortis insurance businesses related to insurance liabilities where cash flows are contractually or on the basis of discretionary participation features linked to the performance of these assets and whose measurement incorporates current information. As such this measurement reduces significantly an accounting mismatch that would otherwise arise from measuring assets and liabilities and recognising gains and losses on them, on different bases.

Fortis remaining investment of 15% in Assurant, Inc., is designated at fair value through profit or loss, avoiding as such an accounting mismatch with the issued mandatory exchangeable bonds for the remaining shares in Assurant, Inc.

The amortised cost of the debt securities held at fair value through profit or loss is at 31 December 2005 EUR 3,674.5 million (2004: EUR 2,905.1 million) and the carrying value is in 2005 EUR 3,600.0 million (2004: EUR 2,910,8 million).

20.4 Investment property

Investment property mainly comprise residential and commercial real estate and mixed use real estate, located primarily in the Benelux countries. The following table shows the changes in investment property during the year ended.

	2005	2004
Cost at 1 January	**3,175.9**	**3,015.0**
Acquisitions/divestments of subsidiaries	78.9	(19.3)
Additions/purchases	384.6	348.2
Capital improvements	2.1	2.0
Divestments	(142.0)	(170.6)
Transfers to (from) real estate held for own use	(50.1)	
Foreign currency translation effects	3.7	(1.6)
Other	2.6	2.2
Cost at 31 December	**3,455.7**	**3,175.9**
Accumulated depreciation at 1 January	**(816.0)**	**(759.9)**
Acquisitions/divestments of subsidiaries	0.2	
Depreciation expense	(94.5)	(74.2)
Reversal of depreciations due to divestments	32.7	20.9
Transfers to (from) real estate held for own use	33.0	
Foreign currency translation effects	(0.6)	0.3
Other	1.7	(3.1)
Accumulated depreciation at 31 December	**(843.5)**	**(816.0)**
Impairments at 1 January	**(55.5)**	**(35.2)**
Increase in impairments	(12.0)	(20.5)
Reversal of impairments	1.9	2.3
Other	(0.3)	(2.1)
Impairments at 31 December	**(65.9)**	**(55.5)**
Net investment property	**2,546.3**	**2,304.4**
Fair value supported by market evidence	960.3	811.6
Fair values subject to an independent valuation	3,263.2	3,304.9
Total fair value of investment property	**4,223.5**	**4,116.5**
Cost of investment property under construction	41.5	57.2

The depreciable amount of buildings is allocated based on the straight line method over their useful life. For this purpose, investment property is split into the following components: structure, closing, technics and equipment, heavy finishing and light finishing.

The maximum useful live of the components is as follows:

Structure	50 years for offices and retail; 70 years for residential
Closing	30 years for offices and retail; 40 years for residential
Technics and equipment	20 years for offices; 25 years for retail and 40 years for residential
Heavy finishing	20 years for offices; 25 years for retail and 40 years for residential
Light finishing	10 years for offices, retail and residential

Land has an unlimited useful life and therefore is not depreciated.

Property rented out under operating lease

Fortis rents certain assets (mainly property held for investment purposes) to external parties based on operating lease agreements. At 31 December the minimum lease payments to be received with respect to non-revocable agreements amounted to:

	2005	2004
Not later than 3 months	37.7	37.5
3 months and not later than 1 year	117.3	116.0
1 year and not later than 5 years	632.4	568.3
5 years and over	1,560.5	1,414.7
Total	**2,347.9**	**2,136.5**

20.5 Investments in associates and joint ventures

The following table gives an overview of the most significant investments in associates and joint ventures at 31 December.

	2005	2004
	Carrying amount	Carrying amount
Joint ventures		
Bank van De Post	129.5	143.9
Caifor	8.8	6.9
Deltafort	167.9	160.7
Associates		
Assurant, Inc.		748.1
BGL Investment Partners	176.2	134.3
Caipora International Finance Cooperatieve UA	107.3	93.3
Debra International Finance Cooperatieve UA	209.5	180.3
Mayban Fortis Holding	107.5	41.7
Muang Thai Holdings	71.1	61.1
NIB Capital Foreign Debt fund V	346.5	346.5
Tai Ping Life	32.9	29.9
Other	349.1	262.5
Total	**1,706.3**	**2,209.2**

Of the investments above only BGL Investment Partners and Assurant, Inc. have a stock market listing. The market value of BGL Investment Partners was EUR 132 million at 31 December 2005 (2004: EUR 100 million) and Assurant, Inc. at 31 December 2004 EUR 1.124 million.

	Total assets	*Total liabilities*	*Total income*	*Total expenses*
2005				
BGL Investment Partners	342.0	2.7	66.6	(14.7)
Caipora International Finance Cooperatieve UA	429.0		15.3	
Debra International Finance Cooperatieve UA	838.0		43.2	
Mayban Fortis Holding	2,594.7	2,261.3	198.6	(171.6)
Muang Thai Holdings	706.6	614.1	237.0	(219.0)
NIB Capital Foreign Debt fund V	462.0		20.2	
Tai Ping Life	1,266.8	1,128.6	824.5	(905.7)
2004				
Assurant, Inc.	17,962.1	15,297.2	5,948.4	(5,517.8)
BGL Investment Partners	289.4	3.0	14.7	(6.4)
Caipora International Finance Cooperatieve UA	373.0		15.3	
Debra International Finance Cooperatieve UA	721.0		43.2	
Mayban Fortis Holding	1,041.7	891.1	126.3	(104.5)
Muang Thai Holdings	560.8	479.3	202.7	(196.2)
NIB Capital Foreign Debt fund V	462.0		20.2	
Tai Ping Life	1,094.3	952.1	703.8	(744.3)

Investments in joint ventures

Companies that Fortis owns and controls jointly with other companies (joint ventures) are measured at net asset value. The most significant joint ventures in which Fortis participates are Caifor, Bank van De Post and Deltafort. Further information about these joint ventures is provided below.

Caifor

Fortis and the Spanish bank 'la Caixa' established the joint venture Caifor in Spain. Caifor is a holding company that has Vidacaixa and Segurcaixa as its main subsidiaries. Caifor's core business is insurance. Fortis has an economic interest of 60% in Segurcaixa (non-life) and 40% in Vidacaixa (life). The most significant financial data for Caifor at 31 December are set out below.

	2005	*2004*
Joint venture Caifor (on basis of 100%)		
Income	3,941.3	3,084.3
Expenses	(3,799.9)	(2,948.4)
Total assets	21,492.8	19,845.5
Total liabilities	21,552.7	20,059.3

Bank van De Post

Bank van De Post, the joint subsidiary of Fortis Bank and De Post, provides standard financial products and services, i.e. retail banking products, savings products, investments and credit facilities to individuals and businesses via post offices in Belgium. Fortis has a 50% economic interest in this joint venture.

The following table provides the main financial data for Bank van De Post at 31 December.

	2005	*2004*
Joint venture Bank van De Post (on basis of 100%)		
Income	265.8	255.0
Expenses	(264.9)	(244.1)
Total assets	6,252.5	5,863.0
Total liabilities	5,993.5	5,575.1

Deltafort

Fortis has established a joint venture together with Delta Lloyd to optimize the management of certain investments. Each partner has contributed its investments and receives the revenues on these investments. For this reason only the share of Fortis in Deltafort is shown in the table below.

	2005	*2004*
Joint venture Deltafort (Fortis share)		
Income	8.6	10.0
Expenses		
Total assets	175.3	169.0
Total liabilities		

21 Reinsurance, trade and other receivables

The table below shows the components of reinsurance, trade and other receivables at 31 December.

	Banking	Insurance	General (incl. eliminations	Total
31 December 2005				
Reinsurance share in liabilities arising from insurance and investment contracts		1,167.5		1,167.5
Receivables from policyholders	0.7	695.4		696.1
Fees and commissions receivable	130.0	31.0	(9.7)	151.3
Operating lease receivables	4.7	3.7		8.4
Receivables from intermediaries	7.2	438.5		445.7
Receivables from reinsurance operations		237.8		237.8
Factoring receivables	1,632.6			1,632.6
Other	4,564.4	744.0	5.0	5,313.4
Total, gross	**6,339.6**	**3,317.9**	**(4.7)**	**9,652.8**
Impairments	(29.8)	(66.3)	(0.1)	(96.2)
Total	**6,309.8**	**3,251.6**	**(4.8)**	**9,556.6**
31 December 2004				
Reinsurance share in liabilities arising from insurance and investment contracts		1,515.1		1,515.1
Receivables from policyholders	0.2	640.2	(0.3)	640.1
Fees and commissions receivable	53.7	41.3	(2.1)	92.9
Operating lease receivables	7.8	6.8	0.1	14.7
Receivables from intermediaries	464.9	415.5	(0.2)	880.2
Receivables from reinsurance operations		26.0		26.0
Factoring receivables	936.8			936.8
Other	2,088.1	465.2	(53.4)	2,499.9
Total, gross	**3,551.5**	**3,110.1**	**(55.9)**	**6,605.7**
Impairments	(2.8)	(57.8)		(60.6)
Total	**3,548.7**	**3,052.3**	**(55.9)**	**6,545.1**

Other receivables include value added and other indirect taxes receivables as well as transitory balances related to clearing activities.

Change in impairments of reinsurance, trade and other receivables

The following table shows the changes in the impairments of reinsurance, trade and other receivables.

	2005	2004
Balance 1 January	**60.6**	**54.5**
Acquisitions/divestments of subsidiaries	20.9	
Increase in impairments	13.3	9.4
Release of impairments	(5.6)	(2.6)
Write-offs of uncollectible amounts	(4.2)	(1.8)
Foreign currency translation effects and other adjustments	11.2	1.1
Balance 31 December	**96.2**	**60.6**

22 Property, plant and equipment

The table below shows the categories of property, plant and equipment at 31 December.

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2005				
Land and buildings held for own use	1,485.6	1,074.8		2,560.4
Leasehold improvements	218.8	9.5		228.3
Equipment and motor-vehicles	307.5	84.2	0.4	392.1
Buildings under construction	5.8	10.2		16.0
Total	**2,017.7**	**1,178.7**	**0.4**	**3,196.8**
31 December 2004				
Land and buildings held for own use	1,481.9	1,058.8		2,540.7
Leasehold improvements	183.5	10.7		194.2
Equipment and motor-vehicles	280.4	79.7	0.7	360.8
Buildings under construction	8.9	28.4		37.3
Total	**1,954.7**	**1,177.6**	**0.7**	**3,133.0**

Changes in property, plant and equipment

The changes in property, plant and equipment can be detailed as follows for the years 2004 and 2005:

					2004
	Land & Buildings held for own use	*Leasehold improve-ments*	*Equipment and motor-vehicles*	*Buildings under construction*	*Total*
Cost basis at 1 January	**3,561.7**	**431.6**	**1,574.3**	**78.1**	**5,645.7**
Acquisitions/divestments of subsidiaries	(101.1)	(15.2)	(129.6)	(81.7)	(327.6)
Additions	153.9	47.9	158.9	49.2	409.9
Reversal of cost due to divestments	(46.4)	(22.8)	(233.1)	(5.9)	(308.2)
Foreign currency translation effects	(0.1)	1.0	1.4		2.3
Other	(4.1)	2.8	1.3	(2.4)	(2.4)
Cost basis at 31 December	**3,563.9**	**445.1**	**1,373.2**	**37.3**	**5,419.5**
Accumulated depreciation					
1 January	**(905.2)**	**(246.2)**	**(1,069.6)**		**(2,221.0)**
Acquisitions/divestments of subsidiaries	13.6	9.2	40.8		63.6
Depreciation expense	(147.4)	(37.7)	(157.2)		(342.3)
Reversal due to divestments	11.0	15.9	190.9		217.8
Foreign currency translation effects	0.1	(0.1)	0.6		0.6
Other	8.3	8.0	(7.8)		8.5
Accumulated depreciation at 31 December	**(1,019.6)**	**(250.9)**	**(1,002.3)**		**(2,272.8)**
Impairments at 1 January	**(4.0)**	**(1.3)**	**(10.6)**		**(15.9)**
Impairments, charged to profit or loss	(0.3)		(0.1)		(0.4)
Other	0.7	1.3	0.6		2.6
Impairments at 31 December	**(3.6)**		**(10.1)**		**(13.7)**
Net property, plant and equipment	**2,540.7**	**194.2**	**360.8**	**37.3**	**3,133.0**

					2005
	Land & Buildings held for own use	*Leasehold improve-ments*	*Equipment and motor-vehicles*	*Buildings under construction*	*Total*
Cost basis at 1 January	**3,563.9**	**445.1**	**1,373.2**	**37.3**	**5,419.5**
Acquisitions/divestments of subsidiaries	36.3	21.8	29.5		87.6
Additions	92.8	65.5	178.4	32.5	369.2
Reversal of cost due to divestments	(140.2)	(34.9)	(198.9)	(10.9)	(384.9)
Transfer from investment property	50.1				50.1
Foreign currency translation effects	2.7	3.4	7.8		13.9
Other	97.9	(5.9)	(6.9)	(42.8)	42.3
Cost basis at 31 December	**3,703.3**	**495.1**	**1,383.1**	**16.0**	**5,597.5**
Accumulated depreciation 1 January	**(1,019.6)**	**(250.9)**	**(1,002.3)**		**(2,272.8)**
Acquisitions/divestments of subsidiaries	10.6	(3.7)	(4.4)		2.5
Depreciation expense	(130.0)	(44.2)	(147.5)		(321.7)
Reversal of depreciation due to divestments	52.6	24.4	176.5		253.5
Transfer from investment property	(33.0)				(33.0)
Foreign currency translation effects	(0.3)	(1.8)	(5.4)		(7.5)
Other	(18.4)	9.5	(0.2)		(9.1)
Accumulated depreciation at 31 December	**(1,138.1)**	**(266.8)**	**(983.2)**		**(2,388.1)**
Impairments at 1 January	**(3.6)**		**(10.1)**		**(13.7)**
Impairments charged to profit or loss	(6.8)		(4.2)		(11.0)
Reversal of impairments	10.7		6.8		17.5
Other	(5.1)		(0.3)		(5.4)
Impairments at 31 December	**(4.8)**		**(7.8)**		**(12.6)**
Net property, plant and equipment	**2,560.4**	**228.3**	**392.1**	**16.0**	**3,196.8**

Amounts in 'Other' in Land and buildings and Buildings under construction relate primarily to transfers to and from building held for resale.

Out of the property, plant and equipment listed above, assets representing an amount of EUR 321.3 million (2004: EUR 193.3 million) have been pledged as collateral for loans.

At 31 December 2005, property, plant and equipment includes an amount of EUR 0.4 million (2004: EUR 1.0 million) capitalised funding costs.

The depreciable amount of buildings is allocated based in the straight line method over their useful life. For this purpose, the real estate is split into the following components: structure, closing, technics and equipment, heavy finishing and light finishing.

Structure	50 years for offices and retail; 70 years for residential
Closing	30 years for offices and retail; 40 years for residential
Technics and equipment	20 years for offices; 25 years for retail and 40 years for residential
Heavy finishing	20 years for offices; 25 years for retail and 40 years for residential
Light finishing	10 years for offices, retail and residential

Land has an unlimited useful life and therefore is not depreciated.

IT, office and other equipment, and motor vehicles are depreciated over their respective useful life that has been determined individually.

As a general rule, residual values are considered to be zero.

23 Goodwill and other intangible assets

Goodwill and other intangible assets at 31 December are as follows:

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2005				
Goodwill	475.4	202.4		677.8
Value of business acquired		869.8		869.8
Software and other intangible assets	159.1	215.7		374.8
Total	**634.5**	**1,287.9**		**1,922.4**
31 December 2004				
Goodwill	35.9			35.9
Value of business acquired		417.8		417.8
Software and other intangible assets	55.3	162.5		217.8
Total	**91.2**	**580.3**		**671.5**

Changes in goodwill and other intangible assets

The changes in goodwill and other intangible assets can be detailed as follows for the years 2004 and 2005.

				2004
	Goodwill	*Value of business acquired*	*Software and other rintangible assets*	*Total*
Cost basis at 1 January		**493.3**	**439.1**	**932.4**
Acquisitions/divestments of subsidiaries	35.8		(31.2)	4.6
Additions			44.5	44.5
Reversal of cost due to divestments			(18.9)	(18.9)
Foreign currency translation effects	(0.5)		0.7	0.2
Other	0.6		(0.7)	(0.1)
Cost basis at 31 December	**35.9**	**493.3**	**433.5**	**962.7**
Accumulated amortisation at 1 January		**(55.3)**	**(187.0)**	**(242.3)**
Acquisitions/divestments of subsidiaries			(1.5)	(1.5)
Amortisation		(20.2)	(32.3)	(52.5)
Reversal of amortisation due to divestments			15.7	15.7
Other			2.2	2.2
Accumulated amortisation at 31 December		**(75.5)**	**(202.9)**	**(278.4)**
Impairments at 1 January			**(11.5)**	**(11.5)**
Reversal of impairments			1.6	1.6
Other			(2.9)	(2.9)
Impairments at 31 December			**(12.8)**	**(12.8)**
Net intangible assets	**35.9**	**417.8**	**217.8**	**671.5**

				2005
	Goodwill	Value of business acquired	Software and other intangible assets	Total
Cost basis at 1 January	**35.9**	**493.3**	**433.5**	**962.7**
Acquisitions/divestments of subsidiaries	636.7	537.0	100.8	1,274.5
Additions			107.9	107.9
Reversal of cost due to divestments			(18.0)	(18.0)
Foreign currency translation effects	4.7		3.5	8.2
Other	2.6	(0.3)	(0.1)	2.2
Cost basis at 31 December	**679.9**	**1,030.0**	**627.6**	**2,337.5**
Accumulated amortisation 1 January		**(75.5)**	**(202.9)**	**(278.4)**
Acquisitions/divestments of subsidiaries			1.4	1.4
Amortisation		(84.7)	(47.3)	(132.0)
Reversal of amortisation due to divestments			10.5	10.5
Foreign currency translation effects			(1.6)	(1.6)
Other			(0.6)	(0.6)
Accumulated amortisation 31 December		**(160.2)**	**(240.5)**	**(400.7)**
Impairments at 1 January			**(12.8)**	**(12.8)**
Acquisitions/divestments of subsidiaries	2.3			2.3
Impairments charged to profit or loss	(4.9)		(0.1)	(5.0)
Reversal of impairments			1.9	1.9
Other	0.5		(1.3)	(0.8)
Impairments at 31 December	**(2.1)**		**(12.3)**	**(14.4)**
Net intangible assets	**677.8**	**869.8**	**374.8**	**1,922.4**

Intangible assets are amortised in accordance with the expected lifes of the assets. Under IFRS, goodwill is tested for impairment at least annually by comparing the recoverable amount to the carrying value.

In general none of the software and other intangible assets has an expected life of more than 10 years.

Amortisation scheme of Value of Business Acquired (VOBA)

VOBA is recognised at the moment of acquisition of an insurance company or a portfolio of policies. The VOBA is amortised over the expected live of the portfolio acquired, in line with the expected profits.

The expected amortisation expenses for value of business acquired from 2006 onwards are as follows:

	2006	*2007*	*2008*	*2009*	*2010*	*Thereafter*
Estimated amortisation of VOBA	70.3	70.3	75.0	61.5	49.9	542.8

24 Accrued interest and other assets

The table below shows the components of accrued interest and other assets at 31 December.

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2005				
Deferred acquisition cost		1,041.7		1,041.7
Accrued investment and interest income	21,964.6	1,146.8	(202.8)	22,908.6
Derivatives held for hedging purposes	314.9	1.1		316.0
Buildings held for resale	10.0	110.7		120.7
Pension assets	1,818.0	0.3	(1,812.6)	5.7
Deferred tax assets	640.5	848.1	11.0	1,499.6
Income tax receivable	329.2	49.7	51.0	429.9
Other	22,815.7	167.9	19.8	23,003.4
Total, gross	**47,892.9**	**3,366.3**	**(1,933.6)**	**49,325.6**
Impairments	(13.3)	(1.0)	(16.7)	(31.0)
Total	**47,879.6**	**3,365.3**	**(1,950.3)**	**49,294.6**
31 December 2004				
Deferred acquisition cost		1,032.7	25.3	1,058.0
Accrued investment and interest income	20,055.3	1,050.8	(104.5)	21,001.6
Derivatives held for hedging purposes	5.4			5.4
Buildings held for resale	73.7	54.5		128.2
Pension assets	1,667.2	0.7	(1,667.3)	0.6
Deferred tax assets	821.1	816.2	15.8	1,653.1
Income tax receivable	646.2	45.9	99.7	791.8
Other	18,597.6	160.8	(25.5)	18,732.9
Total, gross	**41,866.5**	**3,161.6**	**(1,656.5)**	**43,371.6**
Impairments	(10.8)	(0.8)	(16.7)	(28.3)
Total	**41,855.7**	**3,160.8**	**(1,673.2)**	**43,343.3**

The line 'derivatives held for hedging purposes' contains the positive fair value of all derivatives qualifying as hedging instruments in fair value and in cash flow hedges.

The hedging strategies are further explained in note 8, 'Risk Management'.

All purchases and sales of financial assets requiring delivery within the time frame established by regulation or market convention are recognised on the trade date, which is the date when Fortis becomes a party to the contractual provisions of the instrument. The line 'other' contains balancing temporary amounts between trade date and settlement date.

For more details on pension plans and related pension assets we refer to note 10 'Post employment benefits and other long-term employee benefits'.

Changes in deferred acquisition costs

The changes in deferred acquisition costs related to insurance and investment contracts are as follows:

	2005	2004
Balance at 1 January	**1,058.0**	**2,285.9**
Acquisitions/divestments of subsidiaries	8.3	(1,202.1)
Amortisation	(39.7)	(32.9)
Purchases and sales	13.0	0.1
Other adjustments including exchange rate differences	2.1	7.0
Balance at 31 December	**1,041.7**	**1,058.0**

25 Due to banks

The table below shows the components of due to banks at 31 December.

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2005				
Deposits from banks:				
On demand	6,062.5	927.2	(721.4)	6,268.3
Time deposits	69,774.4		(6.3)	69,768.1
Other deposits	59.8	51.8	(4.0)	107.6
Total deposits	**75,896.7**	**979.0**	**(731.7)**	**76,144.0**
Repurchase agreements	73,298.7	1,319.0	(1,319.0)	73,298.7
Securities lending	11,536.9			11,536.9
Advances against collateral	10,000.0	2,365.3	(2,303.4)	10,061.9
Held at fair value through profit or loss	1,833.1			1,833.1
Other	2,214.6	119.5	(25.7)	2,308.4
Total	**174,780.0**	**4,782.8**	**(4,379.8)**	**175,183.0**
31 December 2004				
Deposits from banks:				
On demand	5,695.1	42.7	(535.4)	5,202.4
Time deposits	43,461.9	716.7	(700.0)	43,478.6
Other deposits	155.5	0.2	(0.2)	155.5
Total deposits	**49,312.5**	**759.6**	**(1,235.6)**	**48,836.5**
Repurchase agreements	46,680.8	902.6	(902.6)	46,680.8
Securities lending	10,298.4			10,298.4
Advances against collateral	13,000.0	2,352.5	(2,303.4)	13,049.1
Other	3,965.4	201.2	(1,994.8)	2,171.8
Total	**123,257.1**	**4,215.9**	**(6,436.4)**	**121,036.6**

The average balance of due to banks amounted to EUR 171,564.0 million (2004: EUR 140,471.4 million). The average yield in 2005 was 2.8% (2004: 3.1%). The non interest bearing deposits from banks were in 2005 EUR 217.1 million (2004: EUR 54.5 million)

Fortis has in the Merchant Banking segment designated financial liabilities part of 'Due to Banks' as 'Held at fair value through profit or loss'. Within the defined investment strategies of Merchant Banking, financial assets and financial liabilities, including derivatives, are brought together in specific portfolios. These portfolios are managed and evaluated on a fair value basis.

There is no significant difference between the carrying amount of the liabilities held at fair value through profit or loss and the nominal value of these liabilities.

Contractual terms of deposit held by banks

The contractual terms of the deposits held by banks at 31 December are as follows:

	2005	*2004*
2005		47,990.0
2006	75,791.1	185.9
2007	34.7	32.8
2008	32.0	26.2
2009	23.2	126.1
2010	21.1	
Thereafter	241.9	475.5
Total deposits	**76,144.0**	**48,836.5**

26 Due to customers

The components of due to customers at 31 December are as follows:

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2005				
Demand deposits	73,476.7		(7,964.9)	65,511.8
Saving deposits	58,051.2	0.9	(0.2)	58,051.9
Time deposits	60,209.2	6.0	(2,918.5)	57,296.7
Other deposits	648.9	8.5	(0.1)	657.3
Total deposits	*192,386.0*	*15.4*	*(10,883.7)*	*181,517.7*
Repurchase agreements	67,363.8			67,363.8
Securities lending	2,270.8			2,270.8
Other borrowings	493.8	3.3	4,349.7	4,846.8
Funds held under reinsurance agreements		213.1		213.1
Held at fair value through profit or loss	770.4		2,081.2	2,851.6
Total due to customers	**263,284.8**	**231.8**	**(4,452.8)**	**259,063.8**
31 December 2004				
Demand deposits	61,353.0	125.1	(4,032.9)	57,445.2
Saving deposits	54,689.5	2.0	(0.4)	54,691.1
Time deposits	54,765.3	0.2	(3,058.8)	51,706.7
Other deposits	825.8	38.7	(3.7)	860.8
Total deposits	*171,633.6*	*166.0*	*(7,095.8)*	*164,703.8*
Repurchase agreements	47,865.0		(12.1)	47,852.9
Securities lending	1,484.5			1,484.5
Other borrowings	5,673.8	3.3	2,265.2	7,942.3
Funds held under reinsurance agreements		314.5		314.5
Held at fair value through profit or loss			2,284.9	2,284.9
Total due to customers	**226,656.9**	**483.8**	**(2,557.8)**	**224,582.9**

The average balance of due to customers amounted to EUR 234,210.1 million in 2005 (2004: EUR 216,207.0 million). The average yield was 3.0% in 2005 (2004: 2.2%).

Fortis has designated financial liabilities as part of 'Due to customers at fair value through profit or loss'. Within the defined investment strategies, financial assets and financial liabilities, including derivatives, are brought together in specific portfolios. These portfolios are managed and evaluated on a fair value basis.

The nominal value of the liabilities held at fair value through profit or loss is at 31 December 2005 EUR 2,733.9 million (2004: EUR 2,186.5 million).

Customer deposits

The average rate of interest paid on deposits during the year ended 31 December was as follows:

	2005	*2004*
	Average rate paid	*Average rate paid*
Interest bearing demand deposits	1.1%	0.9%
Saving deposits	2.2%	2.5%
Time deposits	2.6%	2.3%

The average amount of deposits of customers during the year was EUR 207,589.7 million (2004: EUR 173,806.9 million).

Maturity dates of customer deposits

The maturity dates of customer deposits at 31 December are as follows:

	2005	*2004*
2005		154,051.5
2006	169,013.9	1,473.9
2007	2,523.3	1,330.2
2008	922.4	453.1
2009	1,372.0	2,802.4
2010	1,195.2	
Thereafter	6,490.9	4,592.7
Total customer deposits	**181,517.7**	**164,703.8**

27 Liabilities arising from insurance and investment contracts

The following table provides an overview of the liabilities arising from insurance and investment contracts at 31 December.

2005	Insurance	Investments with DPF	Total Life products	Non-life products	Other (incl. eliminations)	Total
Gross						
Liability for future policyholder benefits	35,303.4	13,663.2	48,966.6		(1,890.2)	47,076.4
Claims reserves				6,442.7	(23.3)	6,419.4
Unearned premiums				1,408.8	(1.0)	1,407.8
Reserve for policyholder profit sharing	137.7	72.0	209.7	0.2		209.9
Shadow accounting adjustment	927.7	237.9	1,165.6	17.6	(188.0)	995.2
	36,368.8	**13,973.1**	**50,341.9**	**7,869.3**	**(2,102.5)**	**56,108.7**
Reinsurance	(231.2)		(231.2)	(936.3)		(1,167.5)
Net	**36,137.6**	**13,973.1**	**50,110.7**	**6,933.0**	**(2,102.5)**	**54,941.2**
2004						
Gross						
Liability for future policyholder benefits	34,397.9	8,026.1	42,424.0		(1,728.5)	40,695.5
Claims reserves				6,020.6	(21.0)	5,999.6
Unearned premiums				1,337.9	2.9	1,340.8
Reserve for policyholder profit sharing	108.4	40.1	148.5			148.5
Shadow accounting adjustment	625.5	129.7	755.2			755.2
	35,131.8	**8,195.9**	**43,327.7**	**7,358.5**	**(1,746.6)**	**48,939.6**
Reinsurance	(402.9)		(402.9)	(1,112.2)		(1,515.1)
Net	**34,728.9**	**8,195.9**	**42,924.8**	**6,246.3**	**(1,746.6)**	**47,424.5**

For further information on Discretionary Participation Features (DPF) see note 5.3.

The changes in the Liabilities arising from insurance and investment contacts with DPF are as follows:

	Life insurance contracts	*Investment contracts with DPF*
Balance at 1 January 2004	**39,054.4**	**6,117.7**
Acquisition and divestment of subsidiaries	(5,134.4)	
Net additions through income statement	926.3	2,078.2
Foreign currency translation effects	20.2	
Shadow accounting adjustment	265.3	
Balance at 31 December 2004	**35,131.8**	**8,195.9**
Acquisition and divestment of subsidiaries	134.7	2,427.3
Net additions through income statement	888.2	3,172.3
Foreign currency translation effects	(0.7)	
Shadow accounting adjustment	284.6	108.2
Transfer between reserves	(69.8)	69.4
Balance at 31 December 2005	**36,368.8**	**13,973.1**

The changes in the Liabilities arising from insurance contracts for non-life products are as follows:

Balance at 1 January 2004		**12,682.8**
Acquisition and divestment of subsidiaries		(5,999.6)
Increase in liabilities current year	3,180.0	
Decrease in liabilities prior years	(62.6)	
Claims paid current year	(1,601.4)	
Claims paid prior years	(1,039.2)	
		476.8
Change unearned premiums		102.8
Interest accrual		8.9
Foreign currency translation effects		86.8
Balance at 31 December 2004		**7,358.5**
Acquisition and divestment of subsidiaries		131.2
Increase in liabilities current year	3,069.3	
Decrease in liabilities prior years	(282.4)	
Claims paid current year	(1,349.9)	
Claims paid prior years	(1,121.5)	
		315.5
Change unearned premiums		(12.7)
Interest accrual		13.9
Foreign currency translation effects		45.3
Shadow accounting adjustment		17.6
Balance at 31 December 2005		**7,869.3**

28 Liabilities related to unit-linked products

The Liabilities related to unit-linked products can be broken down into insurance and investment contracts as follows:

	2005	2004
Insurance contracts	9,994.0	7,888.8
Investment contracts	16,156.6	9,144.7
Total	**26,150.6**	**17,033.5**

The following table shows the changes in the liabilities related to unit-linked insurance contracts.

	2005	2004
Balance at 1 January	**7,888.8**	**10,188.1**
Acquisition and divestment of subsidiaries		(3,089.5)
Premiums	1,317.0	1,303.6
Payments due to surrenders, maturities and claims	(709.3)	(1,050.7)
Changes in unit value	1,501.6	522.9
Other changes	(4.1)	14.4
Balance at 31 December	**9,994.0**	**7,888.8**

The following table shows the changes in the liabilities related to unit-linked investment contracts.

	2005	2004
Balance at 1 January	**9,144.7**	**8,431.5**
Acquisition and divestment of subsidiaries	4,129.5	
New deposits	2,041.6	1,174.4
Payments due to surrenders, maturities and claims	(559.6)	(806.7)
Changes in unit value	1,457.7	552.7
Other changes	(57.3)	(207.2)
Balance at 31 December	**16,156.6**	**9,144.7**

29 Debt certificates

Debt certificates include bonds and other fixed income securities. The following table shows the types of debt securities issued by Fortis and the amounts outstanding at 31 December.

	2005	2004
Bons de caisse / Kasbons	7,818.0	10,867.2
Commercial paper	61,915.3	44,549.9
Other	2,291.1	13,347.2
Total at amortised cost	**72,024.4**	**68,764.3**
Held at fair value through profit or loss	5,242.2	3,012.7
Total debt certificates	**77,266.6**	**71,777.0**

The average balance of debt certificates amounted to EUR 72,924.4 million in 2005 (2004: EUR 70,020.0 million). The average yield was 3.4% in 2005 (2004: 2.7%).

Fortis has designated selected debt certificates coupled with derivatives and corresponding investments at fair value through profit or loss, eliminating a potential accounting mismatch. For selected debt certificates issued, containing embedded derivatives, the entire combined contract is designated at fair value through profit or loss, thereby avoiding separation of the embedded derivative. The nominal value of the debt securities held at fair value through profit or loss is at 31 December 2005 EUR 5,381.3 million (2004: EUR 3,104.2 million).

Included in the Debt certificates Other is the Mandatory exchangeable bond of nominal US 774.1 million issued in January 2005, on the remaining shares Assurant, Inc in the possession of Fortis. The embedded derivative included in the instrument has been bifurcated and is recorded in the trading portfolio at fair value through profit or loss.

At 31 December 2005, the bond is measured at EUR 711.2 million and the embedded derivative at EUR 70.9 million under the liabilities held for trading. The value changes in the derivative are compensated by the changes in the value of the shares of Assurant, Inc., recorded in the investments held at fair value through profit or loss.

The balance of debt securities outstanding at 31 December based on contractual maturity is as follows:

	2005	2004
2005		41,229.7
2006	42,058.2	4,574.9
2007	3,647.8	5,473.2
2008	4,264.3	3,493.6
2009	6,133.2	7,329.3
2010	9,332.3	
Thereafter	6,588.6	6,663.6
Total debt certificates	**72,024.4**	**68,764.3**

30 Subordinated liabilities

The following table provides a specification of the subordinated liabilities at 31 December.

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2005				
Liability component of subordinated convertible bonds			1,048.1	1,048.1
Hybrid and Tier-1 loans	2,433.5	598.6		3,032.1
Fair value adjustment from hedge accounting	57.6			57.6
Held at fair value through profit or loss	1,324.9			1,324.9
Other subordinated liabilities	8,673.7	993.1	(1,372.3)	8,294.5
Total subordinated liabilities	**12,489.7**	**1,591.7**	**(324.2)**	**13,757.2**
31 December 2004				
Liability component of subordinated convertible bonds			987.8	987.8
Hybrid and Tier-1 loans	2,570.0	597.2		3,167.2
Held at fair value through profit or loss	1,074.5			1,074.5
Other subordinated liabilities	7,417.8	1,117.8	(419.8)	8,115.8
Total subordinated liabilities	**11,062.3**	**1,715.0**	**568.0**	**13,345.3**

The average balance for subordinated liabilities was EUR 13,397.5 million in 2005 (2004: EUR 11,740.2 million). The average yield was 5.5% in 2005 (2004: 6.6%).

Hybrid and other Tier 1 loans consist of:

- A redeemable perpetual loan (Tier 1 loan) of nominal EUR 1,000 million (2004: EUR 1,000 million) with an interest rate of 6.50% until 26 September 2011 and Euro Reference Rate of +2.37% thereafter;
- A redeemable perpetual loan (Tier 1 loan) of nominal EUR 1,000 million (2004: EUR 1,000 million) with an interest rate of 4.63% until 27 October 2014 and Euro Reference Rate of +1.70% thereafter;
- Non-cumulative guaranteed Trust Capital Securities in the amount of EUR 600 million;
- Non-cumulative non-voting perpetual shares in the amount of EUR 450 million.

Other subordinated liabilities include the following:

- debt securities (not covered by collateral) denominated in various currencies (2005: EUR 8,651.6 million; 2004: EUR 8,501.1 million) with an average interest rate of 5.22% (2004: 5.80%);
- perpetual loans denominated in various currencies (2005: EUR 967.8 million; 2004: EUR 689.2 million) with an average interest rate of 5.39% (2004: 5.99 %).

30.1 Non-cumulative guaranteed Trust Capital Securities

To strengthen the capital basis of its insurance business, in April 1999 Fortis issued non-cumulative guaranteed Trust Capital Securities in the amount of EUR 650 million through a subsidiary in the United States established for this purpose. That subsidiary may hold only debt or other securities owed by Fortis entities. The Trust Capital Securities are guaranteed by parent companies and have a perpetual maturity, but after ten years Fortis has the opportunity to redeem the security for cash on the distribution date.

The issue was composed of three tranches:

- a tranche of EUR 400 million with a variable coupon of 3-month Euribor plus 1.30% for the first ten years and a coupon of 3-month Euribor plus 2.30% in subsequent years;
- a tranche of EUR 200 million, with a fixed coupon of 5.50% for the first ten years, and a coupon of 3-month Euribor plus 2.30% in subsequent years;
- a tranche of EUR 50 million with a fixed coupon of 6.25% per year for the entire duration of the instrument which is classified as minority interest (see note 7 'Minority interest').

Non-cumulative non-voting perpetual shares

In June 1999 Fortis issued non-cumulative, non-voting perpetual shares. The regulator considers these preference shares as part of the Tier 1 capital of the bank. The issue was composed of two tranches:

- a tranche of EUR 450 million with a fixed coupon of 6.25% for the first ten years, and a variable coupon of 3-month Euribor plus 2.60% in subsequent years. After 10 years and once a year in subsequent years Fortis has the opportunity to redeem the instrument for cash on a distribution date;
- a tranche of EUR 200 million with a fixed coupon of 7.00% for the entire duration. After 5 years and once a year in subsequent years Fortis has the opportunity to redeem this instrument for cash on a distribution date. Fortis redeemed this tranche in early 2004.

The preference shares have the benefit of a Support Agreement. Fortis N.V., Fortis Bank, Fortis Bank Nederland (Holding) and Fortis SA/NV (the 'Supporting Companies') jointly and severally agree to contribute to Fortis Capital Limited any additional funds necessary to allow it to pay dividends on the preference shares in the event that any of the Supporting Companies pays a dividend on its ordinary or preference shares in the same financial year. Under this arrangement, even the payment of a symbolic dividend by any of the Supporting Companies on its own capital stock would automatically trigger a full or proportional dividend entitlement for the investors in the hybrid securities, with full recourse against the Supporting Companies. In addition (if the Supporting Companies were to have sufficient aggregate distributable reserves to pay a dividend on their own capital stock) payment would result in an obligation to make payments under the Support Agreement for which distributable reserves of the Supporting Companies would not be adequate.

As a condition for its acceptance of the hybrid securities as constituting Tier 1 capital of Fortis Bank, the supervisory authorities have therefore requested that appropriate measures be put in place to ensure that any payments to be made by Fortis SA/NV or Fortis Bank under the Support Agreement as triggered by a dividend payment on their own shares be capped to the level of the aggregate distributable reserves of the Supporting Companies. To meet this condition, the Board of Directors has decided that Fortis SA/NV will not declare a dividend on its ordinary shares or on its preference shares or other capital instruments (if applicable) unless the aggregate of the distributable reserves of the Supporting Companies is sufficient to cover all dividend payments relating to their respective ordinary shares, preference shares or other capital instruments, as well as any amounts payable in the same financial year pursuant to their obligations under the Support Agreement.

Subordinated loans at fair value

Fortis has designated selected subordinated loans coupled with derivatives and corresponding investments at fair value through profit or loss, eliminating a potential accounting mismatch.

Fortis is hedging interest rate risk of fixed rate subordinated loans on a portfolio basis (macro hedging) using interest rate swaps. The hedged loans are subordinated issues with the following characteristics:

- denominated in local currency (Euro);
- fixed term to maturity;
- fixed principal amounts;
- fixed interest payment dates;
- not containing any interest rate options or embedded derivatives;
- accounted for on an amortised cost basis.

Subordinated issues with these characteristics form the portfolio of issues (liabilities) from which the hedged item is designated. Subordinated issues included in a portfolio hedge of interest rate risk need to share the risk being hedged. The cash flows are allocated to monthly time buckets based on contractual maturity dates.

The hedging instruments are plain vanilla interest rate swaps entered into with external counterparties at market rates prevailing at the time of the transaction.

The changes in the fair value of the subordinated loans which are attributable to the hedged interest rate risk are recorded in the line 'Fair value adjustment from hedge accounting' in order to adjust the carrying amount of the subordinated loans. The difference between the fair value and the carrying value of the hedged subordinated loans at designation of the hedging, is amortised over the remaining life of the hedged item and is also recorded in the line 'Fair value adjustment from hedge accounting'.

The nominal value of the subordinated loans held at fair value through profit or loss is at 31 December 2005 EUR 1,207.7 million (2004: EUR 896.8 million).

30.2 Subordinated convertible loan (FRESH)

On 7 May 2002, Fortfinlux S.A. issued a Floating Rate Equity-linked Subordinated Hybrid ('FRESH') bond of EUR 1,250 million. For regulatory purposes, the FRESH bond is part of Tier 1 capital. The bonds have a nominal value of EUR 250,000 and may at the discretion of the holder be converted into Fortis shares at a price of EUR 31.50 per Fortis share. The principal will not be repaid. The bond holder has only the option to convert. Therefore, the bond has an indefinite life.

From 7 May 2009 the bonds will be automatically converted into Fortis shares if the price of the Fortis share is equal to or higher than EUR 47.25 on twenty successive trading days. Holders of FRESH securities are subordinated to all other loans, subordinated loans, and preference shares, but they rank senior to holders of ordinary shares. The coupons are payable quarterly, in arrears, at a variable interest coupon of 3-month Euribor plus 135 basis points.

The coupons are offset against new Fortis shares to be issued equal to 103% of the coupon if Fortis does not pay a dividend on its shares or if the dividend yield is lower than 0.5%.

The FRESH is recorded in the balance sheet at 31 December as follows:

	2005	*2004*
Equity component	**265.6**	**265.6**
Liability component		
Balance at 1 January	987.8	927.5
Interest expense	104.2	103.4
Interest paid	(43.9)	(43.1)
Balance at 31 December	**1,048.1**	**987.8**

At the moment of issuance of the FRESH the net amounts collected have been split in a liability component and an equity component. The equity component is related to the embedded derivative included in the FRESH.

The liability component is calculated based on the net discounted value of the expected cash flow related to the instrument. The equity component is the difference between the amounts collected and the liability component and recorded net of deferred tax in equity. The issuing cost has been allocated pro rata parte to the equity and liability component. At the moment of conversion of the FRESH into share capital this amount is transferred to the other reserves.

31 Other borrowings

The table below shows the components of other borrowings at 31 December.

	2005	2004
Finance lease obligations	38.8	45.4
Other	1,660.5	2,816.1
Total other borrowings	**1,699.3**	**2,861.5**

Other primarily consists of private placed loans.

Finance lease obligations

Fortis's obligations under finance lease agreements are detailed in the table below:

	Minimum lease payments		Present value minimum lease payments	
	2005	2004	2005	2004
Not later than 3 months	2.5	2.4	2.4	2.3
Later than 3 months and not later than 1 year	7.5	7.2	6.8	6.5
Later than 1 year and not later than 5 years	30.0	38.2	26.1	33.1
Later than 5 years	4.9	7.8	3.5	3.5
Total	**44.9**	**55.6**	**38.8**	**45.4**
Future finance charges	6.1	10.2		

32 Provisions

Changes in provisions during the year were as follows:

	Credit commitments	*Restruc-turing*	*Other*	*Total*
At 1 January 2004	**122.0**	**128.7**	**595.5**	**846.2**
Acquisition and divestment of subsidiaries	(0.4)		(4.9)	(5.3)
Additional amounts provided	123.1	33.0	100.9	257.0
Unused amounts reversed	(68.2)	(7.5)	(49.4)	(125.1)
Utilised during the year	(0.8)	(37.8)	(27.5)	(66.1)
Accretion of interest		1.2	0.7	1.9
Foreign currency translation effects	(0.9)	(0.1)		(1.0)
Other	17.9	(17.4)	(56.2)	(55.7)
At 31 December 2004	**192.7**	**100.1**	**559.1**	**851.9**
Acquisition and divestment of subsidiaries	12.5	1.2	40.7	54.4
Additional amounts provided	138.4	10.6	297.2	446.2
Unused amounts reversed	(112.1)	(1.9)	(120.1)	(234.1)
Utilised during the year	(5.6)	(2.0)	(123.8)	(131.4)
Accretion of interest		0.1	1.1	1.2
Foreign currency translation effects	2.4	0.1	2.0	4.5
Other	2.2	(94.6)	6.8	(85.6)
At 31 December 2005	**230.5**	**13.6**	**663.0**	**907.1**

Provisions for credit commitments are allowances covering credit risk on Fortis's credit commitments recorded off-balance sheet that have been individually identified as impaired or on a portfolio basis. The amount of the impairment is the present value of the cash flows, which Fortis expects to be required to settle its commitment.

Restructuring provisions cover the costs of a restructuring plan for which implementation has been formally announced by Fortis's management. At year end 2005, most restructuring provisions are related to the integration of recently acquired companies.

Other provisions consist of provisions for:

- tax and legal litigations
- early departure programs
- upgrade quality management as announced end of 2005
- joint ventures

The tax and legal litigation provision is based on best estimates available at year end taking into consideration the opinion of legal and tax advisors. The timing of the out flow of cash related to this provision is by nature uncertain given the unpredictability of the outcome and time it takes to conclude the litigations.

The provisions for early departure programs are based on the arrangements in the collective labour agreements. The provisions are set up when the collective labour agreement are concluded and the cash out flows have the same time horizon as the collective labour agreements.

The provision for plan upgrade quality management, announced end of 2005, has a horizon of one year.

The provision for joint ventures is for joint ventures with a negative IFRS net equity. No cash out flows are expected. These entities are profitable and in 2005 the provision was reduced by EUR 62.6 million (2004: EUR 101.2 million) due to realised profits and revaluation of the investment portfolio's. This release is recorded in the line other. The provision joint ventures amount to EUR 21.5 million at 31 December 2005.

33 Current and deferred tax liabilities

As of year end the tax position can be summarized as follows:

			2005			2004
	Current	*Deferred*	*Total*	*Current*	*Deferred*	*Total*
Assets	429.9	1,499.6	1,929.5	791.8	1,653.1	2,444.9
Liabilities	1,201.3	2,427.6	3,628.9	1,097.7	2,366.4	3,464.1

The tax assets are included in the caption Accrued interest and other assets (see note 24).

Deferred tax assets and liabilities at 31 December consist of the following:

	Balance sheet		Income statement	
	2005	2004	2005	2004
Deferred tax assets related to:				
Assets held for trading (trading securities /derivative financial instruments /other assets held for trading)	224.8	128.7	94.8	56.0
Liabilities held for trading (short security sales / derivative financial instruments /other liabilities held for trading)	432.0	1,013.2	(507.0)	413.1
Investments (HTM/AFS)	7.7	21.0	(8.6)	5.6
Investment property	23.7	30.7	(2.3)	(1.8)
Property, plant and equipment	34.3	58.3	(31.1)	27.2
Intangible assets (excluding goodwill)	1.7	9.1	0.3	0.8
Insurance policy and claim reserves	563.5	519.5	(11.5)	41.4
Due from customers	106.7	86.8	1.2	8.0
Impairments on loans	162.7	30.4	61.0	(28.0)
Debt certificates and subordinated liabilities	50.6	35.6	36.9	4.7
Provisions for pensions and post-retirement benefits	431.0	381.3	44.4	(11.1)
Other provisions	611.5	619.9	26.6	(41.6)
Accrued expenses and deferred income	6.4	23.7	(5.5)	4.4
Unused tax losses	172.3	134.9	20.9	(72.6)
Other	516.3	331.2	162.1	141.4
Gross deferred tax assets	3,345.2	3,424.3	(117.8)	547.5
Write-down of deferred tax assets	(107.4)	(84.6)	(28.8)	2.3
Total deferred tax assets, net of write-down	**3,237.8**	**3,339.7**	**(146.6)**	**549.8**
Deferred tax liabilities related to:				
Assets held for trading (trading securities /derivative financial instruments /other assets held for trading)	181.2	382.4	(217.0)	81.8
Liabilities held for trading (short security sales / derivative financial instruments /other liabilities held for trading)	5.4	49.8	(47.8)	(13.9)
Investments (HTM/AFS)	1,827.4	1,741.7	(66.8)	82.9
Unit linked investments				
Investment property	266.7	246.4	4.7	0.1
Property, plant and equipment	375.7	276.0	(11.9)	10.3
Intangible assets (excluding goodwill)	22.0	1.0	(2.6)	(13.9)
Due from customers	166.9	125.0	40.9	16.1
Impairments on loans	21.0	34.2	1.8	13.5
Debt certificates and subordinated liabilities	48.5	45.2	7.9	26.6
Other provisions	116.0	80.2	54.3	2.4
Deferred policy acquisition cost	213.7	244.7	(27.5)	(31.6)
Deferred expense and accrued income	13.0	38.6	24.6	14.4
Tax exempt realised reserves	57.5	47.3	10.2	
Other	850.8	740.5	41.3	283.1
Total deferred tax liabilities	**4,165.8**	**4,053.0**	**(187.9)**	**471.8**
Deferred tax expense			**(41.3)**	**(78.0)**
Net deferred tax	**(928.0)**	**(713.3)**		

Since defined tax assets and liabilities can be netted in certain situations the amounts are presented in the balance as follows:

	2005	*2004*
Deferred tax asset	1,499.6	1,653.1
Deferred tax liability	2,427.6	2,366.4
Net deferred tax	**(928.0)**	**(713.3)**

In certain countries income tax is due on dividends received from subsidiaries. Year end 2005 a total amount of EUR 7.942 million is potentially subject to tax. The total amount of tax payable if all these reserves were paid out to the respective parents would be EUR 77,0 million.

34 Accrued interest and other liabilities

At 31 December the composition of accrued interest and other liabilities is as follows:

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2005				
Deferred revenues	530.6	35.9	(0.5)	566.0
Accrued interest	19,231.1	200.9	(130.9)	19,301.1
Accrued expenses	1,168.7	85.8	(8.3)	1,246.2
Derivatives held for hedging purposes	1,842.5			1,842.5
Pension liabilities	2,120.0	726.3	(68.4)	2,777.9
Other employee benefit liabilities	1,157.7	364.6	113.5	1,635.8
Accounts payable	1,326.3	197.1	5.7	1,529.1
Due to agents, policyholders and intermediaries	12.3	1,106.9	(2.6)	1,116.6
VAT and other taxes payable	85.4	85.2	4.3	174.9
Shareholder dividends payable	4.8	0.1	23.1	28.0
Due to reinsurers		156.2		156.2
Other liabilities	13,240.9	1,455.5	(59.7)	14,636.7
Total	**40,720.3**	**4,414.5**	**(123.8)**	**45,011.0**
31 December 2004				
Deferred revenues	1,090.6	44.8		1,135.4
Accrued interest	18,130.8	203.2	(55.4)	18,278.6
Accrued expenses	1,011.4	147.8	0.3	1,159.5
Derivatives held for hedging purposes	101.7			101.7
Pension liabilities	1,878.5	744.1	56.6	2,679.2
Other employee benefit liabilities	258.1	183.0	(8.2)	432.9
Accounts payable	1,757.7	185.6	11.2	1,954.5
Due to agents, policyholders and intermediaries	16.3	805.5	(2.5)	819.3
VAT and other taxes payable	212.4	86.5	2.4	301.3
Shareholder dividends payable	4.8	0.1	16.7	21.6
Due to reinsurers		125.4		125.4
Other liabilities	15,006.4	1,138.0	(120.8)	16,023.6
Total	**39,468.7**	**3,664.0**	**(99.7)**	**43,033.0**

The line derivatives held for hedging purposes contains the negative fair value of all derivatives qualifying as hedging items in fair value hedges and in cash flow hedge. The hedging strategies are further explained in note 8 'Risk management'.

Further details on pension liabilities can be found in note 10 'Post employment benefits and other long-term employee benefits'. Other employee benefit liabilities relates to, amongst others, other post employment benefits (see note 10), social security charges, termination benefits and accrued vacation days.

All purchases and sales of financial assets requiring delivery within the time frame established by regulation or market convention are recognised on the trade date, which is the date when Fortis becomes a party to the contractual provisions of the instrument. The line 'other' contains balancing temporary amounts between trade date and settlement date.

35 Derivatives

Derivatives include forwards, futures, swaps and options contracts, all of which derive their value from underlying interest rates, foreign exchange rates, commodity values, equity instruments or credit instruments.

A derivative contract may be traded either on an exchange or over-the-counter ('OTC'). Exchange–traded derivatives, which include futures and option contracts, are standardised and generally do not involve significant counterparty risk due to the margin requirements of the individual exchanges. OTC derivative contracts are individually negotiated between contracting parties. Other derivatives include embedded derivatives, being the components of a hybrid (combined) instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary similar to a stand-alone derivative.

The notional amounts of derivative contracts are not recorded in the balance sheet as assets or liabilities and do not represent the potential for gain or loss association with such transactions. Fortis' exposure to the credit risk associated with counterparty non-performance is limited to the net positive replacement cost of the derivative contracts.

Interest rate swaps are contractual agreements between two parties to exchange periodic payments in the same currency, each of which is computed on a different interest rate basis. Most interest rate swaps involve the net exchange of payments calculated as the difference between the fixed and floating interest rate payments. Fortis uses interest rate swaps to change the interest rate characteristics of certain assets and liabilities. For example, based on long-term debt, an interest rate swap can be entered into to convert a fixed interest rate into a floating interest rate, in order to reduce the interest rate mismatch. Fortis also uses interest rate swaps to hedge the risk of price fluctuations of the trading securities.

Interest rate futures are exchange–traded instruments and represent commitments to purchase or sell a designated security or money market instrument at a specified future date and price.

Interest rate forward agreements are OTC where two parties agree on an interest rate and period that will become a reference point in determining a net payment to be made by one party to the other, depending on what market rate actually prevails at a future point in time.

Interest rate options are interest rate protection instruments that involve the obligation of the seller to pay the buyer an interest rate differential in exchange for a premium paid by the buyer. This differential represents the difference between current exchange and an agreed–upon rate applied to a notional amount. Exposure to losses on all interest rate contracts will increase or decrease over their respective lives as interest rates fluctuate.

Currency swaps, in their simplest form, are contractual agreements that involve the exchange of both periodic and final amounts in different currencies. Exposure to loss on both types of swap contracts will increase or decrease over their respective lives depending on maturity dates, interest and foreign exchange rates, and the timing of payments.

Foreign exchange contracts, which include spot, forward and futures contracts, represent agreements to exchange the currency of one country for the currency of another country at an agreed price, on an agreed settlement date. They are used to hedge net capital and foreign exchange exposure.

Foreign exchange option contracts are similar to interest rate option contracts, with the exception that they are based on currencies rather than interest rates. Exposure to loss on these contracts will increase or decrease over their respective lives as currency exchange and interest rates fluctuate.

For exchange–traded foreign exchange contracts, Fortis' exposure to off–balance sheet credit risk is limited, as these transactions are executed on organised exchanges that assume the obligation of counterparties and generally require security deposits and daily settlement of margins.

A commodity forward or futures contract is a contract where the underlying is a commodity. A commodity swap is a swap where exchanged cash flows are dependent on the price of an underlying commodity. A commodity option is an option either to buy or to sell a commodity futures contract at a fixed price until a specified date.

Credit derivatives allow credit risk to be isolated from all other risks and also from the instrument, with which it is associated, so that the credit risk can be passed from one party to another. In a credit default swap, the buyer/beneficiary pays a premium and acquires the right to sell back a reference bond to the seller/guarantor if a credit event occurs. A total return swap is a contract in which the beneficiary agrees to pay the guarantor the "total return" on the reference asset, which consists of all contractual payments as well as any appreciation in the market value of the reference asset. To complete the swap arrangement, the guarantor agrees to pay a floating rate plus a spread and any depreciation to the beneficiary.

Equity derivatives include equity swaps, options, futures and forward contracts. An equity swap is a swap in which the cash flows that are exchanged are based on the total return on some stock market index and an interest rate (either a fixed rate or a floating rate). Equity (or stock) options give the right to buy (in the case of a call option) or to sell (in the case of a put option) a fixed number of shares of a company, at a given price, before or on a specified date.

35.1 Derivatives held for trading

The derivatives held for trading at 31 December were composed of the following:

2005	*Assets* Fair values	Notional amount	*Liabilities* Fair values	Notional amount
Foreign exchange contracts				
Forwards and futures	495.0	233,902.0	358.1	233,888.2
Interest and currency swaps	616.2	14,508.0	575.3	14,012.0
Options	347.7	50,322.2	278.8	49,086.3
Total	**1,458.9**	**298,732.2**	**1,212.2**	**296,986.5**
Interest rate contracts				
Forwards and futures	34.0	24,081.8	19.3	30,876.5
Swaps	12,340.3	1,302,493.6	13,411.8	1,289,358.4
Options	7,114.8	434,090.5	6,968.8	423,555.7
Total	**19,489.1**	**1,760,665.9**	**20,399.9**	**1,743,790.6**
Commodity contracts				
Forwards and futures		1.7	1.3	13.5
Swaps	21.4	208.6	11.9	208.6
Options	118.4	639.2	129.2	602.1
Total	**139.8**	**849.5**	**142.4**	**824.2**
Equity/Index contracts				
Forwards and futures	0.1	446.6	19.4	2,245.2
Swaps	407.7	9,381.4	92.5	11,750.9
Options and warrants	1,997.5	13,011.3	2,590.8	16,596.0
Total	**2,405.3**	**22,839.3**	**2,702.7**	**30,592.1**
Credit derivatives				
Swaps	236.2	17,397.8	159.5	4,794.9
Other	**60.0**	**1,007.3**	**186.6**	**696.5**
Balance at 31 December 2005	**23,789.3**	**2,101,492.0**	**24,803.3**	**2,077,684.8**
Fair values supported by observable market data	1,685.4		665.6	
Fair values obtained using a valuation model	22,103.9		24,137.7	
Total	**23,789.3**		**24,803.3**	
OTC	23,632.0	2,074,973.0	24,677.0	2,046,690.7
Exchange traded	157.3	26,519.0	126.3	30,994.1
Total	**23,789.3**	**2,101,492.0**	**24,803.3**	**2,077,684.8**

2004	Assets		Liabilities	
	Fair values	*Notional amount*	*Fair values*	*Notional amount*
Foreign exchange contracts				
Forwards and futures	1,324.3	230,508.7	1,395.8	230,176.1
Interest and currency swaps	615.4	12,969.3	635.4	12,569.9
Options	353.9	41,238.4	243.4	40,743.6
Total	**2,293.6**	**284,716.4**	**2,274.6**	**283,489.6**
Interest rate contracts				
Forwards and futures	67.5	42,110.6	50.1	36,040.5
Swaps	11,803.4	3,230,155.3	14,198.2	3,228,285.1
Options	5,197.1	407,149.2	5,319.7	391,835.5
Total	**17,068.0**	**3,679,415.1**	**19,568.0**	**3,656,161.1**
Commodity contracts				
Options	29.8	246.7	26.0	176.6
Equity/Index contracts				
Forwards and futures	51.8	443.0	0.2	1,918.5
Options and warrants	2,342.1	9,257.8	4,881.1	12,352.1
Total	**2,393.9**	**9,700.8**	**4,881.3**	**14,270.6**
Credit derivatives				
Options	151.8	14,888.9	93.9	5,615.1
Other	**382.1**	**294.1**	**226.0**	**311.5**
Balance at 31 December 2004	**22,319.2**	**3,989,262.0**	**27,069.8**	**3,960,024.5**

Fair values supported by observable market data	1,730.7		3,721.9	
Fair values obtained using a valuation model	20,588.5		23,347.9	
Total	**22,319.2**		**27,069.8**	

OTC	21,989.0	3,977,486.4	26,898.1	3,949,212.3
Exchange traded	330.2	11,775.6	171.7	10,812.2
Total	**22,319.2**	**3,989,262.0**	**27,069.8**	**3,960,024.5**

35.2 Derivatives held for hedging purposes

Hedging derivatives at 31 December are as follows:

2005	Assets		Liabilities	
	Fair values	*Notional amount*	*Fair values*	*Notional amount*
Foreign exchange contracts				
Forwards and futures	13.0	122.6	14.2	123.7
Interest and currency swaps	83.2	26,186.0	90.8	26,186.0
Total	**96.2**	**26,308.6**	**105.0**	**26,309.7**
Interest rate contracts				
Forwards and futures				
Swaps	218.7	18,144.3	1,737.5	18,148.1
Options	1.1	720.0		
Total	**219.8**	**18,864.3**	**1,737.5**	**18,148.1**
Balance at 31 December 2005	**316.0**	**45,172.9**	**1,842.5**	**44,457.8**
Fair values supported by observable market data	301.9		1,290.0	
Fair values obtained using a valuation model	14.1		552.5	
Total	**316.0**		**1,842.5**	
OTC	316.0	45,172.9	1,842.5	44,457.8

2004	Assets		Liabilities	
	Fair values	*Notional amount*	*Fair values*	*Notional amount*
Foreign exchange contracts				
Interest and currency swaps	0.3	113.1	4.8	118.9
Interest rate contracts				
Swaps	5.1	4,624.9	96.9	4,635.9
Balance at 31 December 2004	**5.4**	**4,738.0**	**101.7**	**4,754.8**
Fair values supported by observable market data	5.4		101.7	
OTC	5.4	4,738.0	101.7	4,754.8

36 Fair Values of financial assets and financial liabilities

The following table presents the carrying amounts and fair values of these classes of financial assets and financial liabilities, not reported on the Fortis consolidated balance sheet at their fair value. It is completed by a description of the methods used to determine fair value of financial instruments.

		2005		2004
	Carrying value	Fair value	Carrying value	Fair value
Assets				
Cash and cash equivalents	21,822.0	21,734.3	25,019.7	25,014.5
Due from banks	81,001.9	81,388.0	64,197.0	64,268.2
Due from customers	280,759.3	285,791.9	227,833.7	230,746.9
Investments held to maturity	4,669.3	4,840.7	4,721.3	4,955.7
Reinsurance, trade and other receivables	9,556.6	9,520.4	6,545.1	6,536.1
Total financial assets	**397,809.1**	**403,275.3**	**328,316.8**	**331,521.4**
Liabilities				
Due to banks	175,183.0	175,621.3	121,036.6	121,593.1
Due to customers	259,063.8	258,572.2	224,582.9	224,256.4
Debt certificates	77,266.6	78,222.6	71,777.0	72,250.7
Subordinated liabilities	13,757.2	13,195.8	13,345.3	12,702.3
Other borrowings	1,699.3	1,578.7	2,861.5	2,750.5
Total financial liabilities	**526,969.9**	**527,190.6**	**433,603.3**	**433,553.0**

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

Fortis uses the following methods, in the order listed, in determining the fair value of financial instruments:

- quoted price in an active market;
- valuation techniques;
- cost.

When a financial instrument is traded in an active and liquid market, its quoted market price or value provides the best evidence of fair value . No adjustment is made to the fair value of large holdings of shares, unless there is a binding agreement to sell the shares at another than market price. The appropriate quoted market prices for an asset held or a liability to be issued is the current bid price, and for an asset to be acquired or a liability held, the asking price. When Fortis has assets and liabilities with offsetting market risks, mid-market prices are used as a basis for establishing fair values.

If no active market price is available, fair values are estimated using present value or other valuation techniques based on market conditions existing at the reporting date.
If there is a valuation technique commonly used by market participants to price an instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, Fortis uses that technique.

Valuation techniques that are well established in financial markets include recent market transactions, discounted cash flows and option pricing models. An acceptable valuation technique incorporates all factors that market participants would consider in setting a price, and should be consistent with accepted economic methodologies for pricing financial instruments.

The basic principles in estimating fair value are:

- maximise market inputs and minimise internal estimates and assumptions;
- change estimation techniques only if an improvement can be demonstrated or if a change is necessary because of changes in the availability of information.

The fair value presented is the "clean" fair value, which is full fair value less interest accruals. Interest accruals are recorded separately.

Methods and assumptions used in determining fair value are largely dependent on whether the instrument is traded on financial markets and what information is available to be incorporated into the valuation models. A summary of different financial instrument types along with the fair value treatment is included below.

Quoted market prices are used for financial instruments traded on financial market with quotation of prices.

Non-exchange-traded financial instruments are often traded in over-the-counter (OTC) markets by dealers or other intermediaries from whom market prices are obtainable.
Quotations are available from various sources for many financial instruments traded regularly in the OTC market. Those sources include the financial press, various quotation publications and financial reporting services, and individual market makers.

Quoted market prices provide the most reliable fair value for derivatives traded on a recognised exchange. Fair value for derivatives not traded on a recognised exchange is considered to be the value that could be realised through termination or assignment of the derivative.

Common valuation methodologies for an interest rate swap incorporate a comparison of the yield of the swap with the current swap yield curve. The swap yield curve is derived from quoted swap rates. Dealer bid and offer quotes are generally available for basic interest rate swaps involving counter parties whose securities are investment-grade.

Factors that influence the valuation of an individual derivative include the counter party's credit standing and the complexity of the derivative. If those factors differ from those basic factors underlying the quote, an adjustment to the quoted price is considered.

The fair value (FV) calculation of financial instruments not actively negotiated on financial markets can be summarised as follows:

Instrument Type	Fortis Products	FV Calculation
Instruments with no stated maturity	Current accounts, saving accounts, etc.	Nominal value.
Instruments without optional features	Straight loans, deposits, etc.	Discounted cash flow methodology; discounting yield curve is the swap curve plus spread (assets) or the swap curve minus spread (liabilities); spread is based on commercial margin computed based on the average on new production during last 3 months.
Instruments with optional features	Mortgage loans and other instruments with option features	Product is split and linear (non-optional) component is valued using a discounted cash flow methodology and option component valued based on option pricing model.
Subordinated loans	Subordinated loans	Discounted cash flow methodology in which spread is based on subordination cost for Fortis based on market quotations.
Private equity	Private equity and non-quoted participations investments	In general based on the European Venture Capital Association valuation guidelines, using amongst others Enterprise Value/EBITDA, Price/Cash flow and Price/Earnings.
Preference shares (non-quotes)	Preference shares	If the share is characterised as a debt instrument, a discounted cash flow model is used.

Fortis has a policy in place aiming at quantifying and monitoring pricing uncertainties related to the calculation of fair values using valuation techniques and internal models. Relating uncertainties characterise the 'model risk' concept.

Model risk arises when the product pricing requires valuation techniques which are not yet standardised or for which input data cannot be directly observed in the market leading to assumptions on the input data themselves.

The development of new, sophisticated products in the market is resulting in the development of mathematical models to price them. These models depend in turn upon assumptions regarding the stochastic behaviour of underlying variables, numerical algorithms and other possible approximations needed to replicate the complexity of the option pay off.

Furthermore, the underlying hypotheses of a model are depending on the general market conditions (specific interest rates, volatilities, etc.) prevailing at the moment of its development. There is no guarantee that the model will continue to give adequate results, should market conditions change drastically.

The Fortis fair value adjustment policy goes beyond existing procedures aiming to assess the quality of regular fair valuations processes.

Any related model uncertainty is quantified as best as possible and is the basis in adjusting the fair value calculated by the valuation techniques and internal models.

Explanatory notes to the income statement

37 Interest income

The breakdown of interest income by type of product is as follows:

	Banking	Insurance	General (incl. eliminations)	Total
2005				
Interest income				
Interest income on cash equivalents	507.0	30.0	(30.3)	506.7
Interest income on due from banks	3,351.4	136.3	(124.7)	3,363.0
Interest income on investments	4,620.2	1,903.3	(81.4)	6,442.1
Interest income on due from customers	11,727.9	525.1	(78.2)	12,174.8
Other interest income	44,488.7	108.2	(238.9)	44,358.0
Total interest income	**64,695.2**	**2,702.9**	**(553.5)**	**66,844.6**
2004				
Interest income				
Interest income on cash equivalents	574.1	183.6	(80.4)	677.3
Interest income on due from banks	3,000.7	42.0	(65.5)	2,977.2
Interest income on investments	3,910.7	1,673.8	47.8	5,632.3
Interest income on due from customers	9,333.7	617.5	(98.3)	9,852.9
Other interest income	35,534.1	9.8	(460.2)	35,083.7
Total interest income	**52,353.3**	**2,526.7**	**(656.6)**	**54,223.4**

Other interest income relates mainly to interest income on derivatives.

38 Dividend and other investment income

The following table provides a specification of dividend and other investment income.

	Banking	Insurance	General (incl. eliminations)	Total
2005				
Dividend and other investment income				
Dividend income from equity securities	119.0	225.9	(1.1)	343.8
Rental income from investment property	53.6	258.4	(2.9)	309.1
Other investment income	15.3	251.7	(1.4)	265.6
Total dividend and other investment income	**187.9**	**736.0**	**(5.4)**	**918.5**
2004				
Dividend and other investment income				
Dividend income from equity securities	97.8	179.5	(13.3)	264.0
Rental income from investment property	59.9	251.7	(0.7)	310.9
Other investment income	20.0	249.6	0.2	269.8
Total dividend and other investment income	**177.7**	**680.8**	**(13.8)**	**844.7**

39 Realised capital gains and losses on investments

Realised capital gains and losses on investments may be specified further as follows:

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
2005				
Debt securities	530.4	168.3		698.7
Equity securities	90.4	245.1	(6.5)	329.0
Real estate	53.7	75.9		129.6
Subsidiaries, associates and joint ventures	35.9	3.9	443.6	483.4
Other	1.6			1.6
Realised capital gains (losses) on investments	**712.0**	**493.2**	**437.1**	**1,642.3**
2004				
Debt securities	397.5	98.8	0.1	496.4
Equity securities	54.8	364.4	(61.3)	357.9
Real estate	22.2	51.0		73.2
Subsidiaries, associates and joint ventures	40.6	170.3	456.6	667.5
Other	1.0	(15.8)		(14.8)
Realised capital gains (losses) on investments	**516.1**	**668.7**	**395.4**	**1,580.2**

40 Other realised and unrealised gains and losses

Other realised and unrealised gains and losses as included in the income statement are presented below:

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
2005				
Assets/liabilities held for trading and derivatives	385.6	13.6	(108.7)	290.5
Assets and liabilities held at fair value through profit or loss	220.2	1.8	164.5	386.5
Hedging results	199.2	0.2	1.3	200.7
Other realised and unrealised gains and losses	**805.0**	**15.6**	**57.1**	**877.7**
2004				
Assets/liabilities held for trading and derivatives	(1,011.7)	4.3	132.9	(874.5)
Assets and liabilities held at fair value through profit or loss	80.4	19.5	(182.0)	(82.1)
Hedging results	16.8			16.8
Other realised and unrealised gains and losses	**(914.5)**	**23.8**	**(49.1)**	**(939.8)**

All changes in fair value here recorded are changes in clean fair value, i.e. excluding interest accruals recorded under 'interest income' and 'interest expense'.

Assets and liabilities held for trading are acquired principally for the purpose of generating a profit from short-term fluctuations in the price or the dealer's margin. Initial recognition is at acquisition cost, including any transaction costs to acquire the security. Subsequent measurement is at fair value as determined by reference to market prices. The difference between book value and fair value, realised and unrealised, is here recorded.

Derivatives held for trading are all derivatives not qualifying for hedge accounting. All changes in the fair value of derivatives held for trading are here reported.

All changes in fair value of the assets and liabilities held at fair value through profit or loss are here reported. This line includes as well unrealised gains and losses from revaluations as realised gains and losses upon derecognition of the assets or liabilities.

Hedging results contain the changes in fair value attributable to the hedged risk, mostly interest rate risk, of hedged assets and liabilities and the changes in fair value of the hedging instruments.

In the context of portfolio hedges of interest rate risk ('macro hedging') the starting difference between the fair value and the carrying value of the hedged item at designation of the hedging relationship is amortised over the remaining life of the hedged item.

41 Fee and commission income

Fee and commission income may be specified as follows:

	Banking	Insurance	General (incl. eliminations)	Total
2005				
Fee and commission income				
Securities	716.4		(10.7)	705.7
Insurance, including reinsurance commissions	238.6	239.4	(142.3)	335.7
Asset management	958.0	67.6	(27.8)	997.8
Payment services	437.7		(0.3)	437.4
Guarantees and commitment fees	231.8			231.8
Other	311.7	107.9	(4.1)	415.5
Total fee and commission income	**2,894.2**	**414.9**	**(185.2)**	**3,123.9**

	Banking	Insurance	General (incl. eliminations)	Total
2004				
Fee and commission income				
Securities	703.8			703.8
Insurance, including reinsurance commissions	213.9	189.1	(141.3)	261.7
Asset management	813.6	38.7	(25.0)	827.3
Payment services	464.3		(0.3)	464.0
Guarantees and commitment fees	189.1			189.1
Other	248.9	38.0	0.2	287.1
Total fee and commission income	**2,633.6**	**265.8**	**(166.4)**	**2,733.0**

42 Other income

Other income has the following components:

	Banking	Insurance	General (incl. eliminations)	Total
2005				
Other income				
Reinsurers' share of claims paid (ceded reinsurance)		502.8		502.8
Reinsurers' share of changes in liabilities for insurance and investment contracts		(229.3)		(229.3)
Operating lease income	2.6			2.6
Gain on sale of buildings held for resale		30.2		30.2
Other	256.6	176.9	(27.7)	405.8
Total other income	**259.2**	**480.6**	**(27.7)**	**712.1**

	Banking	Insurance	General (incl. eliminations)	Total
2004				
Other income				
Reinsurers' share of claims paid (ceded reinsurance)		314.1		314.1
Reinsurers' share of changes in liabilities for insurance and investment contracts		(260.4)		(260.4)
Operating lease income	5.3			5.3
Gain on sale of buildings held for resale	(2.7)	95.6	0.0	92.9
Other	241.8	171.5	12.0	425.3
Total other income	**244.4**	**320.8**	**12.0**	**577.2**

43 Interest expenses

The following table shows the breakdown of interest expenses by product.

	Banking	Insurance	General (incl. eliminations)	Total
2005				
Interest expenses				
Interest expenses due to banks	4,808.3	106.6	(94.9)	4,820.0
Interest expenses due to customers	6,877.6	3.5	68.6	6,949.7
Interest expenses on debt certificates	2,468.0		(10.5)	2,457.5
Interest expenses on subordinated liabilities	608.5	100.6	32.1	741.2
Interest expenses on other borrowings	302.0	77.9	(111.0)	268.9
Interest expenses on other liabilities	44,978.3	216.8	(205.1)	44,990.0
Total interest expenses	**60,042.7**	**505.4**	**(320.8)**	**60,227.3**
2004				
Interest expenses				
Interest expenses due to banks	4,375.7	56.8	(66.2)	4,366.3
Interest expenses due to customers	4,601.2	95.1	80.8	4,777.1
Interest expenses on debt certificates	1,875.9		5.0	1,880.9
Interest expenses on subordinated liabilities	579.2	45.2	150.2	774.6
Interest expenses on other borrowings	154.5	289.2	(77.8)	365.9
Interest expenses on other liabilities	36,240.8	52.1	(491.5)	35,801.4
Total interest expenses	**47,827.3**	**538.4**	**(399.5)**	**47,966.2**

Interest expenses on other liabilities relates mainly to interest expenses on derivatives.

44 Change in impairments

The changes in impairments can be specified as follows:

	Banking	Insurance	General (incl. eliminations)	Total
2005				
Change in impairments on:				
Cash and cash equivalents	0.5			0.5
Due from banks	(2.8)			(2.8)
Due from customers	163.3	7.2		170.5
Credit commitments	26.3			26.3
Investments	14.2	31.2		45.4
Investment property	0.5	9.6		10.1
Investments in associates and joint ventures	(1.0)			(1.0)
Reinsurance, trade and other receivables	3.7	4.0		7.7
Property, plant and equipment	11.0			11.0
Goodwill and other intangible assets	2.9	2.1		5.0
Accrued interest and other assets	(9.9)	(27.6)		(37.5)
Total change in impairments	**208.7**	**26.5**		**235.2**
2004				
Change in impairments on:				
Cash and cash equivalents	(2.3)			(2.3)
Due from banks	(31.1)			(31.1)
Due from customers	187.8	14.2		202.0
Credit commitments	54.8	0.2		55.0
Investments	10.0	129.8		139.8
Investment property	(2.1)	20.3		18.2
Investments in associates and joint ventures	(1.0)	0.1		(0.9)
Reinsurance, trade and other receivables	(0.1)	6.9		6.8
Property, plant and equipment	0.4			0.4
Accrued interest and other assets	(8.2)			(8.2)
Total change in impairments	**208.2**	**171.5**		**379.7**

45 Fee and commission expenses

The components of fee and commission expenses are:

	Banking	Insurance	General (incl. eliminations)	Total
2005				
Fee and commission expenses				
Brokerage fees paid	131.1	2.7	0.0	133.8
Commission intermediaries	151.6	1,165.8	(152.7)	1,164.7
Asset management fees	91.1	17.7	(17.9)	90.9
Other fee and commission expenses	230.1	10.5	(14.6)	226.0
Total fee and commission expenses	**603.9**	**1,196.7**	**(185.2)**	**1,615.4**
2004				
Fee and commission expense				
Brokerage fees paid	125.8	2.3	(0.0)	128.1
Commission intermediaries	140.5	1,126.3	(138.2)	1,128.6
Asset management fees	97.7	16.9	(15.0)	99.6
Other fee and commission expenses	150.6	22.6	(13.8)	159.4
Total fee and commission expenses	**514.6**	**1,168.1**	**(167.0)**	**1,515.7**

46 Staff expenses

Staff expenses may be specified as follows:

	Banking	Insurance	General (incl. eliminations)	Total
2005				
Staff expenses				
Salaries and wages	2,354.1	537.9	25.4	2,917.4
Social security charges	482.2	110.7	4.9	597.8
Pension expenses	172.3	96.9	11.5	280.7
Share based compensation	6.9	3.4	1.9	12.2
Other	354.3	118.6	9.5	482.4
Total staff expenses	**3,369.8**	**867.5**	**53.2**	**4,290.5**
2004				
Staff expenses				
Salaries and wages	2,085.7	531.6	25.1	2,642.4
Social security charges	502.4	104.0	3.8	610.2
Pension expenses	173.5	89.3	13.9	276.7
Share based compensation	6.2	2.7	7.4	16.3
Other	194.8	29.9	7.5	232.2
Total staff expenses	**2,962.6**	**757.5**	**57.7**	**3,777.8**

The pension expenses relate to the defined benefit plans. The expenses from the defined contribution plans as well as the terminations benefit expense and restructuring expenses (2005: upgrade of quality of management) are included in other.

47 Other expenses

Other expenses may be specified as follows:

	Banking	Insurance	General (incl. eliminations)	Total
2005				
Other expenses				
Operating lease rental expenses and related expenses	145.1	50.3	2.6	198.0
Rental and other direct expenses relating to investment property	3.1	58.3		61.4
Professional fees	247.5	84.4	35.5	367.4
Change in deferred acquisition costs		39.7		39.7
Marketing, advertising and public relations	181.5	56.0	13.6	251.1
Technology and system costs	386.8	48.8	2.8	438.4
Other investment charges	3.7	121.1	(7.3)	117.5
Maintenance and repair expenses	119.2	22.4	0.3	141.9
Other	832.0	460.0	(51.2)	1,240.8
Total other expenses	**1,918.9**	**941.0**	**(3.7)**	**2,856.2**
2004				
Other expenses				
Operating lease rental expenses and related expenses	168.8	63.8	3.8	236.4
Rental and other direct expenses relating to investment property	2.5	57.3		59.8
Professional fees	207.8	78.2	38.9	324.9
Change in deferred acquisition costs		32.9		32.9
Marketing, advertising and public relations	131.3	43.6	19.7	194.6
Technology and system costs	360.5	53.6	6.5	420.6
Other investment charges	53.5	117.0	(0.4)	170.1
Maintenance and repair expenses	46.4	9.7	0.1	56.2
Other	1,068.8	582.8	(30.6)	1,621.0
Total other expenses	**2,039.6**	**1,038.9**	**38.0**	**3,116.5**

Other expenses other include amongst other travel expenses, post and telephone, temporary staff and training expenses.

48 Income tax expenses

The details of the current and deferred income tax expenses are presented below.

	2005	2004
Current tax expenses for the current period	1,178.4	597.7
Adjustments recognised in the period for current tax of prior periods	35.6	(9.7)
Previously unrecognised tax losses, tax credits and temporary differences reducing current tax expenses	(9.0)	0.2
Total current tax expenses	**1,205.0**	**588.2**
Deferred taxes arising from the current period	(99.8)	(103.0)
Impact of changes in tax rates on deferred taxes	20.3	15.5
Deferred taxes arising from the write-down or reversal of a write-down of a deferred tax asset	33.0	10.1
Previously unrecognised tax losses, tax credits and temporary differences reducing deferred tax expense	5.2	(0.6)
Total deferred tax expenses	**(41.3)**	**(78.0)**
Total income tax expenses	**1,163.7**	**510.2**

Below is a reconciliation of the expected income tax expense to the actual income tax expense. The expected income tax expense has been determined by relating the profit before tax to the weighted average standard rate in Belgium and The Netherlands. For 2005 this rate was 32.75% (2004: 34.25%).

	2005	*2004*
Profit before taxation	5,149.7	2,889.2
Applicable tax rate	32.7%	34.2%
Expected income tax expense	1,686.3	989.4
Increase (decrease) in taxes resulting from:		
Tax exempt interests	(152.9)	(76.8)
Tax exempt dividends	(78.7)	(76.7)
Tax exempt capital gains	(439.9)	(419.0)
Tax exempt impairments	2.4	
Share in result of associates and joint ventures	(64.5)	(60.9)
Other tax exempt income	(22.9)	(5.7)
Disallowed capital losses	65.7	107.6
Change in impairments of goodwill		
Disallowed operating and administrative expenses	39.3	81.1
Negative goodwill	(9.4)	
Previously unrecognised tax losses and temporary differences	(23.0)	(5.1)
Write-down and reversal of write-down of deferred tax assets	30.4	(3.7)
Effect of changes in tax rates on temporary differences	17.4	74.3
Foreign tax rate differential	12.5	(8.6)
Non-deductible withholding tax	3.8	2.1
Adjustments for current tax of prior years	11.1	(34.0)
Deferred tax on investments in subsidiaries, associates and joint ventures	14.8	(3.3)
Other	71.3	(50.5)
Actual income tax expenses	**1,163.7**	**510.2**

Explanatory notes to the insurance income statement

49 Insurance

49.1 Insurance premiums

The following table provides an overview of gross insurance premiums earned.

	2005	2004
Premiums earned insurance activity:		
Life products	8,256.0	6,609.0
Non life products	4,788.0	4,546.5
Other and eliminations	(65.2)	519.0
	12,978.8	11,674.5
Insurance premiums Banking activities	13.5	15.9
Eliminations	(75.0)	(114.8)
Total gross premiums earned	**12,918.8**	**11,575.6**

The table below shows the further details of life insurance premiums.

	2005	2004
Unit-linked contracts		
Single premiums-written	51.5	76.7
Periodic premiums-written	155.5	186.7
Group business total	*207.0*	*263.4*
Single premiums-written	203.7	331.8
Periodic premiums-written	906.3	708.4
Individual business total	*1,110.0*	*1,040.2*
Unit-linked contracts total	**1,317.0**	**1,303.6**
Non unit-linked contracts		
Single premiums-written	437.8	313.8
Periodic premiums-written	826.5	745.3
Group business total	*1,264.3*	*1,059.1*
Single premiums-written	960.0	982.0
Periodic premiums-written	1,237.0	1,142.3
Individual business total	*2,197.0*	*2,124.3*
Total non unit-linked contracts	**3,461.3**	**3,183.4**
Investment contracts with discretionary participation features		
Single premiums-written	15.4	
Periodic premiums-written	13.6	
Group business total	*29.0*	
Single premiums-written	2,872.3	1,638.4
Periodic premiums-written	576.4	483.6
Individual business total	*3,448.7*	*2,122.0*
Total investment contracts with discretionary participation features	**3,477.7**	**2,122.0**
Total gross premiums	**8,256.0**	**6,609.0**
Life premiums other insurance		58.8
Total		**6,667.8**

The table below shows Non-life insurance net earned premiums. Premiums for motor, fire and other are grouped in casualty and property.

	Accident and health	*Casualty and property*	*Total*
2005			
Gross premiums	1,498.3	3,276.9	4,775.2
Change in provision for unearned premiums	11.1	1.7	12.8
Gross earned premiums	**1,509.4**	**3,278.6**	**4,788.0**
Outward reinsurance premiums	(165.9)	(401.1)	(567.0)
Reinsurance share provision for unearned premiums	(74.6)	4.9	(69.7)
Net earned premiums	**1,268.9**	**2,882.4**	**4,151.3**
2004			
Gross premiums	1,436.4	3,199.8	4,636.2
Change in provision for unearned premiums	(38.2)	(51.5)	(89.7)
	1,398.2	3,148.3	4,546.5
Non life premiums Other insurance	223.9	226.4	450.3
Gross earned premiums	1,622.1	3,414.7	5,036.8
Outward reinsurance premiums	(334.3)	(431.5)	(765.8)
Reinsurance share provision for unearned premiums	29.6	8.3	37.9
Net earned premiums	**1,317.4**	**2,991.5**	**4,308.9**

The break down of the net earned premiums by reportable segment is as follows:

	Accident and health	*Casualty and property*	*Total*
2005			
Insurance Belgium	316.2	785.4	1,101.6
Insurance Netherlands	820.3	934.7	1,755.0
Insurance International	132.4	1,162.3	1,294.7
Other insurance			
Net earned premiums	**1,268.9**	**2,882.4**	**4,151.3**
2004			
Insurance Belgium	294.0	740.8	1,034.8
Insurance Netherlands	754.7	956.2	1,710.9
Insurance International	59.7	1,128.8	1,188.5
Other Insurance	209.0	165.7	374.7
Total	**1,317.4**	**2,991.5**	**4,308.9**

49.2 Insurance claims and benefits

The details of insurance claims and benefits are shown in the table below.

	2005	2004
Claims and benefits insurance activity:		
Life products	8,590.8	7,022.5
Non life products	3,411.2	3,472.0
Other and eliminations	(61.6)	392.4
	11,944.1	10,886.9
Claims and benefits Banking activities	6.0	26.0
Eliminations	(162.6)	(192.0)
Total insurance claims and benefits	**11,787.5**	**10,720.9**

The details of the net life-linsurance claims and benefits are shown in the following table:

	2005	2004
Life Insurance		
Benefits and surrenders, gross	4,366.0	3,981.9
Changes in life insurance liabilities, gross	4,174.5	3,051.8
Ceded reinsurance premiums	50.3	42.9
Reclass to other insurance		(54.1)
Total life insurance claims and benefits	**8,590.8**	**7,022.5**
Reinsurance	(36.1)	303.2
Total life insurance claims and benefits, net	**8,554.7**	**7,325.7**

The details of the net non-life-linsurance claims and benefits are shown in the following table:

	2005	2004
Non-life insurance		
Claims and claims paid, gross	2,471.5	2,640.6
Change in unearned premiums	(12.7)	102.8
Change in liability of insurance contracts	315.5	476.8
Ceded reinsurance premiums	567.0	765.8
Change in unearned reinsurance premiums	69.9	(38.0)
Reclassification to Other Insurance		(476.0)
Total non-life insurance claims and benefits	**3,411.2**	**3,472.0**
Reinsurance share in change in liability	56.7	(63.0)
Reinsurance share in claims and benefits	(298.6)	(291.9)
Total non-life insurance claims and benefits, net	**3,169.3**	**3,117.1**

49.3 Ratios Non-life

The ratios by reportable segment are shown below.

	Claims ratio	*Expense ratio*	*Combined ratio*
2005			
Insurance Netherlands	57.3%	34.9%	92.2%
Insurance Belgium	60.2%	36.9%	97.1%
Insurance International	67.7%	32.4%	100.1%
Other Insurance			
Fortis insurance activity	**61.3%**	**34.7%**	**96.0%**
2004			
Insurance Netherlands	62.9%	34.9%	97.8%
Insurance Belgium	61.0%	37.4%	98.4%
Insurance International	72.0%	29.5%	101.5%
Other Insurance	53.4%	48.5%	101.9%
Fortis insurance activity	**64.1%**	**35.2%**	**99.3%**

Claims ratio: the cost of claims, net of reinsurance in non-life, as a percentage of the earned premiums, excluding the internal costs of handling non-life claims.

Expense ratio: expenses, i.e. costs plus net commissions charged to the year, less internal investment costs as a percentage of the earned premiums, net of reinsurance. The expense ratio is used for non-life insurance companies only.

Combined ratio: the sum of the claims ratio and the expense ratio.

49.4 Non-life insurance by branch

The table below shows financial information on Non-life insurance activities broken down by branch.

	Gross premiums written	*Gross premiums earned*	*Gross claims incurred*	*Gross operating expenses*	*Reinsurance balance*
2005					
Accident and health	1,498.4	1,509.4	(938.7)	(285.9)	(67.6)
Motor	1,447.9	1,453.1	(972.1)	(235.4)	4.3
Fire and other damage to property	1,005.7	997.8	(427.9)	(219.4)	(96.4)
Other lines	823.3	827.7	(448.3)	(121.6)	(97.6)
Total	**4,775.3**	**4,788.0**	**(2,787.0)**	**(862.3)**	**(257.3)**
2004					
Accident and health	1,662.9	1,622.1	(1,126.2)	(298.8)	(44.7)
Motor	1,459.5	1,458.3	(990.8)	(221.3)	(18.8)
Fire and other damage to property	946.6	938.9	(413.8)	(197.4)	(89.7)
Other lines	1,070.6	1,017.5	(586.6)	(244.9)	(99.3)
Total	**5,139.6**	**5,036.8**	**(3,117.4)**	**(962.4)**	**(252.5)**

49.5 Technical result

Fortis also analyses its results from the insurance activities based on the split life and non-life products. Life includes insurance contracts with coverage to the risks of the life and death of individuals. Life also includes investment contracts with and without DPF. Non-life includes accident and health, motor fire and other insurance covering the risk of property losses or claim liabilities.

For the analyses of the results the concept of technical result is used. For the technical results the costs and revenues are allocated to the various life and non-life branches. The financial income, net of the related investment costs, is allocated to the branches based on the investment portfolio covering the insurance liability of the branch. In this financial income the capital gains impacting the measurement of insurance liabilities, related deferred acquisition cost and other intangible assets are included.

The realised and unrealised capital gains on the investment portfolio covering the insurance liability of the branch and not allocated to the technical result are included in the operating margin.

The non technical result include all non allocated income and costs such as: non allocated capital gains and certain general expenses.

Technical result Life

	2005	*2004*
Gross insurance premiums	8,256.0	6,667.8
Reinsurance premiums ceded	(50.3)	(42.6)
Other technical account, net of reinsurance	5,496.4	3,143.6
Fees	122.8	70.0
Other income	66.9	47.5
	13,891.8	9,886.3
Benefits and surrenders	(4,366.0)	(3,981.9)
Reinsurance share benefits and surrenders	206.4	23.2
Changes in liabilities arising from insurance and investment contracts incl unit-linked products	(7,684.8)	(4,054.7)
Reinsurance share change in liability	(170.4)	(326.2)
Profit sharing	(198.6)	(89.0)
	(12,213.4)	(8,428.6)
Operating expenses:		
- Acquisition costs	(363.9)	(362.3)
- Change in deferred acquisition costs	(120.7)	(63.6)
- Administrative expenses	(510.1)	(460.5)
- Reinsurance commissions and profit participation	7.5	5.3
Total operating expenses	(987.2)	(881.1)
Result technical account life insurance before taxation	**691.2**	**576.6**

Technical result Non-life

	2005	2004
Gross insurance premiums earned	4,788.0	5,036.8
Reinsurance premiums ceded, expensed	(636.7)	(727.8)
Allocated investment result from non-technical account	291.5	310.7
Allocated other income	77.8	71.5
	4,520.6	4,691.2
Claims, net of reinsurance		
- Claims paid, gross	(2,471.5)	(2,640.6)
- Reinsurers' share	298.6	291.9
Net claims paid	(2,172.9)	(2,348.7)
- Change in liability for insurance and investment contracts	(315.5)	(476.8)
- Reinsurers' share in change in liability for insurance and investment contracts	(56.7)	63.0
Claim handling expenses	(181.7)	(191.8)
	(553.9)	(605.6)
Operating expenses:		
- Commission expenses	(826.9)	(797.8)
- Change in deferred acquisition costs and VOBA	(1.6)	10.6
- Administrative expenses	(564.3)	(658.1)
- Reinsurance commissions and profit participation	135.8	120.0
	(1,257.0)	(1,325.3)
Result technical account non-life insurance before taxation	**536.8**	**411.6**

Non-technical result

	2005	2004
Interest income	2,764.3	2,530.6
Dividend and other investment income	751.4	696.0
Realised capital gains (losses) on investments	493.2	521.6
Other realised and unrealised gains and losses	15.6	23.8
Income from investments for unit-linked products	3,255.4	1,140.7
Interest expenses	(567.0)	(542.3)
Investment related expenses	(443.7)	(342.8)
Financial income	6,269.2	4,027.6
Allocated financial income to technical result life	(5,496.4)	(3,143.6)
Allocated financial income to technical result non-life	(291.5)	(310.7)
	481.3	573.3
Other income and charges	21.5	(121.7)
Non-technical result life and non-life	502.8	451.6
Other insurance	1.0	212.1
	503.8	663.7
Technical result life	691.2	576.6
Technical result non-life	536.8	411.6
Profit before tax insurance activity	**1,731.8**	**1,651.9**

Technical result Life and Non-life

The technical result per branch can be broken down as follows:

	2005		2004	
	Life	*Non-life*	*Life*	*Non-life*
Technical result				
Life	691.2		576.6	
Accident & health		209.5		178.2
Motor		133.0		104.1
Fire		134.8		117.4
Other		59.5		11.9
Total technical result	**691.2**	**536.8**	**576.6**	**411.6**
Allocated capital gains	166.8	38.7	128.6	21.9
Operating margin	**858.0**	**575.5**	**705.2**	**433.5**
Other non-technical result	190.4	106.9	276.4	24.7
Profit before taxation	**1,048.4**	**682.4**	**981.6**	**458.2**

The table below shows a further break down of the Life and Non-life technical result.

	Life	*Non-life*	*Total*
2005			
Insurance Netherlands	293.1	222.8	515.9
Insurance Belgium	397.8	138.8	536.6
Insurance International	0.3	175.2	175.5
Other Insurance			
Total	**691.2**	**536.8**	**1,228.0**
2004			
Insurance Netherlands	262.5	165.2	427.7
Insurance Belgium	335.1	127.0	462.1
Insurance International	(20.6)	97.3	76.7
Other Insurance	(0.4)	22.1	21.7
Total	**576.6**	**411.6**	**988.2**

The table below shows a break down of the Non-life technical result by branch and insurance segment.

	Accident and Health	*Motor*	*Fire*	*Other*	*Total*
2005					
Insurance Netherlands	145.9	17.8	39.0	20.1	222.8
Insurance Belgium	47.0	62.0	28.9	1.0	138.9
Insurance International	16.6	53.2	66.9	38.4	175.1
Other Insurance					
Total	**209.5**	**133.0**	**134.8**	**59.5**	**536.8**
2004					
Insurance Netherlands	138.1	14.1	22.1	(9.1)	165.2
Insurance Belgium	27.2	59.0	35.9	4.8	126.9
Insurance International	3.5	31.0	59.4	3.3	97.2
Other Insurance	9.4			12.9	22.3
Total	**178.2**	**104.1**	**117.4**	**11.9**	**411.6**

Explanatory notes to the off-balance sheet items

50 Credit-related financial instruments

Credit-related financial instruments include acceptances, commitments to extend credit, letters of credit and financial guarantees. Fortis's exposure to credit loss in the event of non-performance by the counterparty is represented by the contractual notional amounts of those instruments. Fees received from these credit-related instruments are recorded in the income statement when the service is delivered.

Acceptances are used by customers to effect payments for merchandise sold in import-export transactions.

Credit commitments are agreements to lend to a customer as long as there is no violation of any condition laid down in the contract. Commitments generally have fixed expiration dates or other termination clauses. The geographic and counterparty distribution of commitments to extend credit approximates the distribution of loans outstanding. Fortis's experience has been that the majority of loan commitments are drawn upon by customers. These commitments are generally unsecured, but, if necessary, collateral may be required.

Letters of credits either ensure payment by Fortis to a third party for a customer's foreign or domestic trade or are conditional commitments issued by Fortis to guarantee the performance of a customer to a third party. Fortis evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on credit evaluation of the counterparty. Collateral could consist of the goods financed as well as of cash deposits. Most documentary credits are taken out, though in many cases this is followed by immediate payment.

Suretyships and financial guarantees are used to guarantee performance of a customer. The credit risk involved in issuing these guarantees is essentially the same as that involved in extending loan facilities to customers. These suretyships and guarantees may be unsecured.

The following is a summary of the notional amounts (principal sums) of Fortis's credit-related financial instruments with off-balance-sheet risk at 31 December.

	2005	*2004*
Guarantees and standby letters of credit	15,141.7	5,886.6
Commercial letters of credit	581.0	7,183.5
Documentary credits	7,048.9	4,168.1
Commitments to extend credit	156,932.7	84,628.9
Total	**179,704.3**	**101,867.1**

Of these commitments some EUR 17,617.8 million have a maturity of more than one year (2004: EUR 8,477.8 million).

51 Contingent liabilities

Like any other financial institution, Fortis is involved as defendant in various claims, disputes and legal proceedings, arising in the ordinary course of the banking and insurance businesses.

Fortis makes provisions for such matters when, in the opinion of management, who consult with legal advisors, it is probable that a payment will have to be made by Fortis, and when the amount can be reasonably estimated (see note 32 Provisions).

In respect of further claims and legal proceedings against Fortis of which management is aware (and which, according to the principles outlined above, have not been provided for), it is the opinion of management, after due consideration of appropriate professional advice, that such claims are without merit, can be successfully defended or that the outcome of these actions is not expected to result in a significant loss in the Fortis financial statements.

Fortis is in The Netherlands involved in a number of legal proceedings concerning Groeivermogen products (equity lease products). Some operating companies of Fortis were recently confronted with complaints and lawsuits related to the manufacturing or distribution of Groeivermogen products.

These companies are faced with claims which are based on one or more of the following allegations:

- violation of 'duty to care';
- absence of second signature as required for 'hire purchase agreements';
- absence of licence to sell the products concerned, required by the 'law on consumer credit'.

The claims are raised either individually or through a collective action.

The present assessment of the legal risk involved in this matter does not give rise to material provisions to be set up within Fortis.

52 Lease agreements

The following table reflects future commitments for non-cancellable operating leases as of 31 December.

	2005	*2004*
Not later than 3 months	5.6	4.4
3 months and not later than 1 year	26.4	33.1
1 year and not later than 5 years	68.8	73.5
5 years and over	77.1	53.9
Total	**177.9**	**164.9**
Annual rental expense:		
Lease payments	25.1	23.5
Sublease payments	0.2	
Total	**25.3**	**23.5**

53 Funds under management

Funds under management include the investment funds managed by Fortis and all assets of clients which are not on the balance sheet of Fortis and on which Fortis earn a management or advice fees. Assets which are kept in custody but where Fortis has no further involvement in, are excluded.

The line intercompany elimination in the various tables is for the funds under management of customers invested in funds managed by Fortis that otherwise would be counted double.

The following table provides a break down of Funds under management by investment type and origin.

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2005				
Investments for own account:				
- Debt securities	130,418.0	46,089.7	(1,529.3)	174,978.4
- Equity securities	3,392.6	8,448.0	817.3	12,657.9
- Real estate	401.9	2,144.4		2,546.3
- Other	1,801.1	1,109.4	(23.9)	2,886.6
	136,013.6	**57,791.5**	**(735.9)**	**193,069.2**
Investments on behalf of policyholders		**25,906.9**	**(240.2)**	**25,666.7**
Funds under Management:				
- Debt securities	101,727.2	2,969.4		104,696.6
- Equity securities	79,811.7	2,603.3		82,415.0
- Real estate	1,044.7	1,997.8		3,042.5
- Intercompany	(25,660.6)			(25,660.6)
	156,923.0	**7,570.5**		**164,493.5**
Total assets under management	**292,936.6**	**91,268.9**	**(976.1)**	**383,229.4**
31 December 2004				
Investments for own account:				
- Debt securities	114,235.2	38,511.8	(1,184.1)	151,562.9
- Equity securities	3,007.6	5,978.0	(39.4)	8,946.2
- Real estate	365.4	1,939.0		2,304.4
- Other	1,632.8	1,723.7	(1.3)	3,355.2
	119,241.0	**48,152.5**	**(1,224.8)**	**166,168.7**
Investments on behalf of policyholders		**16,936.0**	**(82.6)**	**16,853.4**
Funds under Management:				
- Debt securities	83,199.7			83,199.7
- Equity securities	60,937.8			60,937.8
- Real estate	891.0	1,111.0		2,002.0
- Intercompany	(22,128.6)			(22,128.6)
	122,899.9	**1,111.0**		**124,010.9**
Total assets under management	**242,140.9**	**66,199.5**	**(1,307.4)**	**307,033.0**

The changes in the funds under management per segment are presented below:

	Retail banking	*Merchant banking*	*Commercial & Private banking*	*Other*	*Intercompany*	*Total*
Closing balance at 31 December 2004	**89,569.2**	**248.0**	**52,310.9**	**4,011.4**	**(22,128.6)**	**124,010.9**
In/out flow	12,531.5	(2.0)	3,318.8	3,036.6	(853.4)	18,031.5
Market gains /losses	8,489.4	(28.8)	5,307.4	617.6	(2,282.4)	12,103.2
Other			8,889.6	1,854.5	(396.2)	10,347.9
Balance at 31 December 2005	**110,590.1**	**217.2**	**69,826.7**	**9,520.1**	**(25,660.6)**	**164,493.5**

54 Post-balance sheet events

There have been no material events after the balance sheet date that would require adjustment to the financial statements at 31 December 2005.

On 9 November 2005 Fortis reached an agreement to acquire O'Connor & Company. The acquisition was approved by all relevant regulatory agencies, exchanges and clearing organisations. Fortis completed the acquisition of O'Connor & Company on 1 February 2006.

On 23 December 2005 Fortis announced that it acquired 100% of Von Essen Bank, a German consumer finance bank. The transaction was subject to standard closing procedures and required regulatory approvals and was completed on 8 March 2006.

On 6 January 2006 Fortis announced that its UK subsidiary, Fortis (UK) Limited, had acquired Affinity Solutions Limited, a financial services consultancy firm specialising in the UK's affinity market.

On 27 January 2006 Fortis announced that 100% of Dreieck Industrie Leasing AG's capital, a Swiss leasing company specialised in asset-backed financing solutions, was acquired in a cash transaction for approximately EUR 64 million.

On 24 February 2006 Fortis announced that it ha acquired 100% of the capital of two Hungarian leasing companies – Innotrade Leasing Rt., which targets mainly small enterprises, and Takleasing Rt., which specialises in financial leasing and real estate leasing. The acquisitions are expected to be finalised by the end of April 2006, subject to regulatory approvals.

These transactions have no material impact on Fortis's solvency or net earnings per share.

On 8 March 2006, the Board of Directors reviewed the financial statements and authorised them for issue. These financial statements will be submitted for approval by shareholders at the Annual General Meeting on 31 May 2006.

Brussels / Utrecht, 8 March 2006

Board of Directors

Chairman	Count Maurice Lippens
Deputy Chairman	Jan Slechte
Chief Executive Officer	Jean-Paul Votron
Directors	Baron Philippe Bodson
	Richard Delbridge
	Jan-Michiel Hessels
	Baron Daniel Janssen
	Jacques Manardo
	Ronald Sandler
	Rana Talwar
	Baron Piet Van Waeyenberge
	Klaas Westdijk

Report of the Board of Directors

Fortis SA/NV and Fortis N.V.

Board of Directors, Statutory Auditor and Auditor

Chairman	Count Maurice Lippens
Deputy Chairman	Jan Slechte
Chief Executive Officer	Jean-Paul Votron
Directors	Baron Philippe Bodson Richard Delbridge Jan-Michiel Hessels Baron Daniel Janssen Jacques Manardo Annemieke Roobeek (until 25 May 2005) Ronald Sandler Rana Talwar Baron Piet Van Waeyenberge Klaas Westdijk
Statutory Auditor for Fortis SA/NV	PricewaterhouseCoopers Réviseurs d'Entreprises S.C.C.R.L. Represented by Yves Vandenplas and Luc Discry
Auditor for Fortis N.V.	KPMG Accountants N.V. Represented by Stef Kroon RA

Report of the Board of Directors of Fortis SA/NV and Fortis N.V.

General

Fortis SA/NV and Fortis N.V. are the two parent companies of Fortis. They head Fortis Group, which in turn comprises a large number of group companies that are active in the fields of banking and insurance.

Structure of Fortis Group

The current structure of Fortis Group was established in 1998, when the group's two parent companies adopted an identical management structure and converted Fortis into a consortium. In the following years, several initiatives were taken to unify the group further, such as the establishment of a single Board of Directors in September 2000, the launch of the Fortis share, a new financial instrument composed of the shares of each of the parent companies in December 2001, and the amendment of the parent companies' Articles of Association in 2004 to create a more internationally-oriented Board of Directors, which is headed by a single chairman.

A detailed description of the structure of Fortis, the rights of its shareholders, the organisation of its Board of Directors, board committees and Executive Management, and the policy guidelines applicable within Fortis is included in the Fortis Governance Statement. This statement can be downloaded from the Fortis website or obtained from the company's registered offices.

All factual information on the composition and activities of the Board of Directors and its committees, remuneration of the directors and Executive Managers, and application of Corporate Governance as prescribed by the prevailing codes and regulations, as well as all amendments in the course of the previous financial year, are included elsewhere in the Fortis Annual Review and in the Fortis Financial Statements.

Development and results

Fortis's strong 2005 results confirm that we are fully on track to deliver the targets set out in the strategic plan. These results were achieved through buoyant commercial activity in all our businesses, supported by strong capital markets and favourable operating conditions, such as the current benign credit and claims environments, and tight cost management.

Our ongoing investments in distribution channels, marketing and IT have contributed to the increased top line growth. Net interest income ended higher, commissions went up and insurance premiums rose sharply.

Our increased efforts to focus on the customer are bearing fruit. Revenues at Commercial & Private Banking and Merchant Banking benefit substantially from the increased cross selling to our customer base.

Also the insurance businesses realised a good commercial performance and the delivery on the integration in both home markets was indeed completed by a continued favourable claims ratio environment, market opportunities for realising capital gains and a strong dividend season.

As part of our ambition to profitably grow our market share, we have reinforced our Fortis brand to increase Fortis's visibility.

We also took additional steps to achieve our non-organic growth ambitions, such as the acquisition of Dişbank, the participation in Millenniumbcp Fortis, our Portuguese joint venture, and various smaller add-on acquisitions.

Fortis banking and insurance activities are exposed to a wide range of potential risks, such as investment risk (credit risk, market risk, liquidity risk), insurance risk and operational risk. To ensure these risks are recognised, monitored and managed consistently well, Fortis has a strong risk management organisational structure in place.

Fortis activities are by their nature related to the use of financial instruments, including derivatives, which are deployed as hedging operations and as trading.

Further information on the development and the results of Fortis, its risk management and use of financial instruments, can be found in the Fortis Annual Review and in note 8 of the Fortis Financial Statements.

Share capital

The number of outstanding and paid-up shares at 31 December 2005 was 1,340,822,545.

During the year under review, the Boards of Directors of Fortis SA/NV and of Fortis N.V. decided to issue a maximum of 3,300,000 options in favour of selected Senior Executives and Professionals of Fortis, 2,820,000 of which were effectively issued. The option premiums received – EUR 4.8 million by Fortis SA/NV and EUR 4.8 million by Fortis N.V. – were recorded under share premium reserve.

The Board of Directors also issued 36,000 new shares resulting from the exercise of 36,000 warrants granted in 1997 to the directors of Fortis SA/NV (formerly Fortis (B)) and its direct and indirect subsidiaries. The capital of Fortis SA/NV was thus increased by EUR 154,224 and EUR 180,576 was recorded under share premium reserve. The capital of Fortis N.V. was increased by EUR 15,120 and EUR 319,680 was recorded under share premium reserve

Dividend

In the context of the implementation of International Financial Reporting Standards (IFRS) as adopted by the European Union from the financial year 2005 onwards, Fortis revised its dividend policy applicable as from the year 2005 and will from now on aim for a stable but growing dividend, taking account of Fortis's solvency position, profitability and growth ambitions.

Another change in the new dividend policy is the decision to pay – under normal circumstances – an interim dividend circa equal to 50% of the annual dividend for the previous year.

For 2005, the Board of Directors proposes a dividend of EUR 1.16 per Fortis share. Taking into account the interim dividend of EUR 0.52 per Fortis share paid in September 2005, the balance of EUR 0.64 per Fortis share will be payable from 22 June 2006.

Fortis Board of Directors

It was with great regret that the Board of Directors received the news of the death on 3 October 2005 of Jaap Glasz, one of the founders of Fortis. Jaap Glasz sat on the boards of various Fortis companies, becoming Chairman of the Supervisory Board of Fortis AMEV in 1997, Vice-Chairman of the Board of Directors of Fortis in 1998 and co-chairman, with Maurice Lippens, from 2002 until 2004. The Board will remember Jaap Glasz for his wisdom, integrity and humour, his immense experience in governance matters and his significant contribution to the internationalisation of the Board.

The Annual General Meeting of Shareholders on 25 May 2005 reappointed Daniel Janssen for a period of one year, until the Annual General Meeting of 2006, by which date he will have reached the age limit set by the Board. The Board expresses its sincere gratitude to Daniel Janssen for his commitment and valuable contribution to the work of the Board and to Fortis's growth.

The Board of Directors will propose to the Annual General Meeting of Shareholders on 31 May 2006 the reappointment of Jan Slechte for a period of one year, until the Annual General Meeting of 2007, by which date he will have reached the age limit set by the Board. The Board will also propose to reappoint Richard Delbridge and Klaas Westdijk for a period of three years, until the Annual General Meeting of 2009.

Remuneration of directors and combined shareholdings

In 2005 the total remuneration paid to the non-executive members of the Board of Directors for their mandate as directors of Fortis amounted to EUR 1.7 million (2004: EUR 1.7 million). The remuneration paid to the CEO for 2005 (including the bonus for 2004) amounted to EUR 2.7 million (Anton van Rossum for 2004: EUR 2.4 million; Jean-Paul Votron for the period October 2004 - December 2004: EUR 316,000). Details of the remuneration paid to individual members of the Board of Directors are included in note 12 of the Fortis Financial Statements.

At the end of the year under review, the total number of Fortis shares held by members of the Board of Directors amounted to 892,155. The non-executive members did not receive any options on Fortis shares. Maurice Lippens, a non-executive member, holds options pursuant to his previous position as executive member of the Board of Directors.

In 2005 CEO Jean-Paul Votron was awarded options on Fortis shares and restricted shares as part of his remuneration package. Further details on the remuneration of Jean-Paul Votron can be found in note 12 of the Fortis Financial Statements.

Outlook

The strong annual results confirm our belief that we have taken the right strategic decisions. Implementation of these decisions is on track and we remain firmly focused on our long-term objectives.

Brussels/Utrecht, 8 March 2006

Board of Directors

Fortis SA/NV Financial Statements 2005

General information

1. Foreword

Most of the 'General information' is included in the Report of the Board of Directors of Fortis SA/NV and Fortis N.V. This section of general information contains solely unique information of Fortis SA/NV that has not been provided elsewhere.

2. Identification

The company is a public limited company bearing the name 'Fortis SA/NV'. Its registered office is at Rue Royale 20, 1000 Brussels. This office may be transferred anywhere else in Belgium by resolution of the Board of Directors. The company is registered in the Brussels register of legal entities under no. 0451.406.524.

3. Incorporation and publication

The company was incorporated on 6 November 1993 under the name of 'Fortis Capital Holding'.

4. Places where the public can verify company documents

The Articles of Association of Fortis SA/NV can be verified at the office of the Registry of the Commercial Court at Brussels and at the company's registered office.

The financial statements are filed with the National Bank of Belgium. Decisions on the appointment and withdrawal of Board members of the companies are published, among other places, in the annexes to the Belgian Law Gazette. Financial reports on the companies and notices convening General Meetings are published in the financial press, newspapers and periodicals. The financial statements of the company are available at the registered office and are also filed with the National Bank of Belgium. They are sent each year to registered shareholders and to others on request.

5. Amounts

All amounts stated in tables of these financial statements are denominated in thousands of euros, unless otherwise indicated.

1. Balance sheet before profit appropriation

	31-12-2005	31-12-2004
ASSETS		
FIXED ASSETS	19,530,776	19,531,309
I **Incorporation expenses** (note I)	543	1,076
II **Intangible fixed assets**		
III **Tangible fixed assets**		
IV **Financial fixed assets** (notes IV and V)	19,530,233	19,530,233
A. Affiliated companies	19,530,233	19,530,233
1. Participating interests	19,530,233	19,530,233
CURRENT ASSETS	10,789	3,512
V **Amounts receivable after more than one year**		
VI **Stocks and contracts in progress**		
VII **Amounts receivable within one year**	1,491	145
A. Trade accounts receivable	6	125
B. Other amounts receivable	1,485	20
VIII **Short-term investments**		
IX **Liquid assets**	9,298	3,367
X **Prepayments and accrued income**		
TOTAL ASSETS	19,541,565	19,534,821

		31-12-2005	31-12-2004
	LIABILITIES		
	SHAREHOLDERS' EQUITY	19,518,150	18,563,652
I	**Capital** (note VIII)	5,743,885	5,743,731
	A. Subscribed capital	5,743,885	5,743,731
II	**Share premium reserve**	5,543,911	5,538,932
III	**Capital gains due to revaluations**		
IV	**Reserves**	6,504,045	6,504,045
	A. Legal reserve	574,373	574,373
	B. Reserves not available for distribution	556,063	556,063
	1. For own shares		
	2. Other	556,063	556,063
	C. Tax-free reserves		
	D. Reserves available for distribution	5,373,609	5,373,609
V	**Profit carried forward**	1,726,309	776,944
	PROVISIONS AND DEFERRED TAXES		
VII	**A. Provisions for risks and charges**		
	1. Pensions and similar commitments		
	2. Taxes		
	3. Major renovation and maintenance projects		
	4. Other risks and charges		
	B. Deferred taxes		
	AMOUNTS PAYABLE	23,415	971,169
VIII	**Amounts payable after more than one year** (note X)		
IX	**Amounts payable within one year** (note X)	23,415	971,169
	A. Current portion of amounts payable after more than one year		
	B. Financial debts		
	C. Commercial debts	4	16
	1. Suppliers	4	16
	D. Advance payments received on account of contracts in progress		
	E. Amounts payable in respect of taxes, remuneration and social charges	120	1,033
	1. Taxes	120	1,033
	2. Remuneration and social charges		
	F. Other amounts payable	23,291	970,120
X	**Accruals and deferred income**		
	TOTAL LIABILITIES	19,541,565	19,534,821

2. Income statement

		2005	2004
I	**Operating income**	414	125
	A. Turnover (note XII, A)		
	B. Increase (+) or decrease (-) in stocks of work and contracts in progress and of finished goods		
	C. Own construction capitalised		
	D. Other operating income (note XII, B)	414	125
II	**Operating expenses**	-4,887	- 3,668
	A. Goods for resale, raw and ancillary materials		
	1. Purchases		
	2. Increase (-), decrease (+) in stocks		
	B. Services and miscellaneous goods	4,305	2,644
	C. Remuneration, social charges and pensions (note XII, C2)		
	D. Depreciation and amounts written down on formation expenses and intangible and tangible fixed assets	533	1,024
	E. Increase (+), decrease (-) in amounts written down on stocks, contracts in progress and trade accounts receivable (note XII, D)		
	F. Increase (+),decrease (-) in provisions for risks and charges (note XII, C3 and E)		
	G. Other operating expenses (note XII, F)	49	
	H. Operating expenses capitalised as restructuring costs		
III	**Operating loss**	-4,473	- 3,543
IV	**Financial income**	1,375,681	788,692
	A. Income from financial fixed assets	1,375,000	780,000
	B. Income from current assets	681	8,671
	C. Other financial income (note XIII, A)		21
V	**Financial charges**	-14,469	- 9,411
	A. Interest in respect of amounts payable (note XIII, B and C)	1,734	3,035
	B. Increase (+), decrease (-) in amounts written down on current assets other than those referred to under II. E (note XIII, D)		
	C. Other financial charges (note XIII, E)	12,735	6,376
VI	**Profit on ordinary activities, before taxes**	1,356,739	775,738

		2005	2004
VII	**Extraordinary income**		
VIII	**Extraordinary charges**		
IX	**Profit for the financial year before taxes**	1,356,739	775,738
X	**Tax on profits**	-7	- 1,534
	A. Taxes (note XV)	-7	- 1,534
	B. Adjustment of taxes and write-back of tax provisions		
XI	**Profit for the financial year**	1,356,732	774,204
XII	**Transfer from tax-exempt reserves**		
	Transfer to tax-exempt reserves		
XIII	**Profit for the financial year available for appropriation**	1,356,732	774,204

	APPROPRIATION OF PROFIT	2005	2004
A.	**Profit to be appropriated**	1,356,732	774,204
	1. Profit for the financial year available for appropriation	1,356,732	774,204
	2. Profit carried forward from the previous financial year		
B.	**Transfers from shareholders' equity**		842,485
	1. from the capital and share premium reserves		
	2. from the reserves		842,485
C.	***Transfer to shareholders' equity***		-1,244
	1. To the capital and share premium reserves		
	2. To the legal reserves		1,244
	3. To the other reserves		
D.	**Result to be carried forward**		
	1. Profit to be carried forward		-776,944
E.	**Shareholders' contribution in respect of losses**		
F.	**Profit to be distributed**		-838,501
	1. Dividends		838,501
	2. Director entitlements		
	3. Other allocations		

3. Notes

	2005
I. STATEMENT OF INCORPORATION EXPENSES (item 20 of the assets)	
Net book value as at the end of the preceding financial year	1,076
Change during the financial year:	
- New expenses incurred	
- Depreciation	-533
- Other	
Net book value as at the end of the financial year	543
Comprising: Incorporation expenses and capital increase expenses,	
loan issuance expenses and other formation expenses	543
Restructuring costs	

	1. Affiliated companies (item 280)	*2. Companies in which participating interests are held (item 282)*	*3. Other Companies (item 284)*
IV. STATUS OF FINANCIAL FIXED ASSETS (item 28 of the assets)			
1. Participating interests and equity securities			
a) ACQUISITION VALUE			
As at the end of the preceding financial year	19,530,233		
Changes during the financial year:			
- Acquisitions			
- Disposals and asset retirements			
- Reclassification			
As at the end of the financial year	19,530,233		
b) CAPITAL GAINS			
c) DEPRECIATION AND AMOUNTS WRITTEN OFF			
d) UNCALLED AMOUNTS			
e) NET BOOK VALUE AT THE END OF THE FINANCIAL YEAR (a)+(b)-(c)-(d)	19,530,233		
2. Receivables			
NET BOOK VALUE AT THE END OF THE PRECEDING FINANCIAL YEAR			
NET BOOK VALUE AT THE END OF THE FINANCIAL YEAR			
ACCUMULATED AMOUNTS WRITTEN DOWN ON RECEIVABLES AT THE END OF THE FINANCIAL YEAR			

V. A. PARTICIPATING INTERESTS AND ENTITLEMENTS IN OTHER COMPANIES

The following list comprises the companies in which Fortis SA/NV holds a participating interest (recorded in items 280 and 282 of the assets), as well as the other companies in which Fortis SA/NV holds entitlements (recorded in items 284 and 51/53 of the assets) representing at least 10% of the capital issued.

Name, full address of the REGISTERED OFFICE In case of a company governed by Belgian law, the V.A.T. or NATIONAL NUMBER	Entitlements held by			*Information derived from the latest available financial statements*			
	The company (directly)		*subsidiaries*	*Financial statements as at*	*Currency Code*	*Shareholders' equity*	*Net result*
	Number	%	%			*(+) of (-) (in thousands of monetary units)*	
Fortis Brussels SA/NV *Rue Royale, 20* *1000 Brussels, BELGIUM* *BE 0476.301.276*				31/12/2004	EUR	19,607,135	755,037
ordinary shares	500,000,001	50,00					
Fortis Utrecht N.V. *Archimedeslaan 6* *3584 BA Utrecht, THE NETHERLANDS*				31/12/2004	EUR	20,460,000	108,600
ordinary shares	500,000,001	50,00					

VIII. SPECIFICATION OF EQUITY	*Amounts*	*Number of shares*
A. AUTHORISED CAPITAL		
1. Subscribed capital (item 100 of the liabilities)		
- At previous year-end	5,743,731	xxxxxxxxxx
- Changes during the financial year:		
Capital increase	154	36,000
- At year-end	5,743,885	xxxxxxxxxx
2. Capital represented by:		
2.1. Ordinary shares		1,340,822,545
2.2. Registered and bearer shares		
Registered shares	xxxxxxxxxx	130,014,087
Bearer shares	xxxxxxxxxx	1,210,808,458
B. UNPAID CAPITAL		
Shareholders who have not yet paid up in full		
C. OWN SHARES held by:		
- the company itself		
- its subsidiaries	1,487,030	57,212,183
D. COMMITMENTS TO ISSUE SHARES		
E. CAPITAL AUTHORISED BUT NOT SUBSCRIBED	1,688,922	

	1. Number of shares	*2. Attached voting rights*
F. SHARES ISSUED NOT REPRESENTING CAPITAL		

G. STRUCTURE OF THE SHAREHOLDER GROUP OF THE COMPANY AS AT THE CLOSING DATE OF THE FINANCIAL YEAR, as shown by the notices received by the company: see page 236.

X. STATUS OF LIABILITIES		*2005*
A. AMOUNTS PAYABLE ORIGINALLY DUE AFTER MORE THAN ONE YEAR, ACCORDING TO THEIR REMAINING TERM TO MATURITY		
B. GUARANTEED AMOUNTS PAYABLE (included in items 17 and 42/48 of the liabilities)		
C. AMOUNTS PAYABLE IN RESPECT OF TAXES, REMUNERATION AND SOCIAL CHARGES		
1. **Taxes** (item 450/3 of the liabilities)		
a) Taxes due		
b) Taxes not yet due		120
c) Estimated taxes payable		
2. **Remuneration and social charges** (item 454/9 of the liabilities)		
XII. RESULTS OF OPERATIONS	*2005*	*2004*
A. NET TURNOVER (item 70)		
B. OTHER OPERATING INCOME (item 74)		
C1. EMPLOYEES LISTED IN THE STAFF REGISTER		
C2. STAFF COSTS (item 62)		
C3. PENSION PROVISIONS (included in item 635/7)		
D. DOWNWARD VALUE ADJUSTMENTS (item 631/4)		
E. PROVISIONS FOR RISKS AND CHARGES (item 635/7)		
Formed		
Used and reversed		
F. OTHER OPERATING EXPENSES (item 640/8)		
Taxes and levies on business operations	49	
Other		
G. TEMPORARY STAFF AND PERSONS AVAILABLE TO THE COMPANY		
1. Total number on balance sheet date		
2. Average number of FTE's:		
Number of hours actually worked	45	53
Costs for the company	1	1

XIII.	**FINANCIAL RESULTS**	*2005*	*2004*
A.	**OTHER FINANCIAL INCOME** (item 752/9)		
B.	**AMOUNTS WRITTEN DOWN ON LOAN ISSUANCE COSTS AND FROM RISKS**		
C.	**CAPITALISED INTEREST**		
D.	**AMOUNT WRITTEN DOWN ON CURRENT ASSETS** (item 651)		
E.	**OTHER FINANCIAL CHARGES** (item 652/9)		
	PROVISIONS OF A FINANCIAL NATURE		
	Breakdown of other financial charges, if significant amounts are involved:		
	- Banking expenses	4	2
	- Expenses related to own funds	12,731	6,374

XV.	**INCOME TAXES**	*2005*
	A. BREAKDOWN OF ITEM 670/3	
	1. Taxes on the result for the financial year	
	2. Taxes on the result for previous years	7
	a. Additional charges for income taxes due or paid	7
	b. Estimated additional charges for income taxes (included in item 450/3 of the liabilities) or additional charges for income taxes for which a provision was made (included in item 161 of the liabilities)	

B. INSOFAR AS TAXES FOR THE CURRENT PERIOD ARE MATERIALLY AFFECTED BY DIFFERENCES BETWEEN THE PROFIT BEFORE TAXES, as stated in the financial statements, **AND THE ESTIMATED TAXABLE PROFIT**, the main source for such differences with special mention of differences due to timing differences between the determination of the book profit and the profit for tax purposes.

	2005
Dividends of subsidiaries of which 95% is not taxable	1,306,250

C. IMPACT OF THE EXTRAORDINARY RESULTS ON THE LEVEL OF TAXATION ON THE RESULT FOR THE FINANCIAL YEAR

D. SOURCES OF DEFERRED TAXES

	2005	2004
XVI. TAXES ON VALUE ADDED AND TAXES TO THE DEBIT OF THIRD PARTIES		
A. Amount of value added tax charged during the financial year:		
B. Amounts withheld to the debit of third parties in the form of:		
1. advance levy withheld from wage, salaries and benefits	451	60
2. withholding tax	190,629	163,436

XVII. RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET

	2005
Personal security provided or irrevocably pledged by the company by way of surety for amounts payable by or commitments of third parties, of which:	25,465,618
- Outstanding bills of exchange endorsed by the company	
- Bills drawn or guaranteed by the company	
- Maximum amount for which other debts or commitments of third parties are guaranteed by the company	25,465,618

XVIII. RELATIONSHIPS WITH AFFILIATED COMPANIES AND COMPANIES IN WHICH THE COMPANY HOLDS PARTICIPATING INTERESTS

	1. AFFILIATED COMPANIES		2. COMPANIES IN WHICH THE COMPANY HOLDS PARTICIPATING INTERESTS	
	2005	*2004*	*2005*	*2004*
1. FINANCIAL FIXED ASSETS	19,530,533	19,530,533		
Participating interests	19,530,533	19,530,533		
2. AMOUNTS RECEIVABLE				
3. SHORT-TERM INVESTMENTS				
4. AMOUNTS PAYABLE	139	114,956		
Within one year	139	114,956		

	AFFILIATED COMPANIES	
	2005	*2004*
5. PERSONAL AND COLLATERAL SECURITY provided or irrevocably pledged by the company by way of surety for amounts payable by or commitments of affiliated companies	25,465,618	24,978,993
PERSONAL AND COLLATERAL SECURITY provided or irrevocably pledged by affiliated companies by way of surety for amounts payable by or commitments of the company		
6. OTHER SIGNIFICANT FINANCIAL COMMITMENTS		
7. FINANCIAL RESULTS		
Income from financial fixed assets	1,375,000	780,000
Income from current assets	681	8,671
Other financial income		
Interest in respect of amounts payable	1,656	2,914
Other financial charges		
8. REALISATION OF FIXED ASSETS		

XIX. FINANCIAL RELATIONSHIPS WITH

A. managing directors and managers.

B. persons or legal entities who/which control the company directly or indirectly but who are not affiliated companies.

C. other companies that are controlled directly or indirectly by the persons or entities mentioned under b.

	2005
1. Amounts receivable from these persons or entities	
2. Sureties provided on their behalf	
3. Other significant commitments undertaken on their behalf	
Main conditions concerning items 9500, 9501 and 9502	
4. Direct and indirect remuneration and pensions charged to the income statement, to the extent that this disclosure does not exclusively or mainly relate to the situation of a single identifiable person:	
- managing directors and managers	1,023
- former managing directors and former managers	

SHAREHOLDER STRUCTURE

As far as known by Fortis SA/NV, the structure of the company's stable shareholdership at 31 December 2005 was as follows:

	Number of shares	*%*
Stichting VSB Fonds	74,020,696	5.52

On 31 December 2005, the members of the Board of Directors of Fortis SA/NV jointly held 892,155 shares and 55,900 options.

APPROPRIATION OF PROFIT

Shareholders of Fortis may choose to receive a dividend from Fortis SA/NV or from Fortis N.V. In April 2005 the Ministery of Economic Affairs authorised to prepare statutory financial statements before profit appropriation for accounting years 2004, 2005 and 2006.

On September 15th 2005, Fortis paid an interim dividend of EUR 0,52 per Fortis share. As a result of the dividend election process Fortis SA/NV paid an interim dividend of EUR 407,368,000.

COMMITMENTS TO ISSUE OR TRANSFER SHARES

	2005
Number of shares at 31 December	1,340,822,545
Shares potentially to be issued:	
- in connection with option plans, including warrants (see note 11 'Employee stock and option plans) [1]	29,938,579
- in connection with convertible notes	2,458
Potential number of shares at 31 December	1,370,763,582

1) *This is a reference to the relevant note in the Fortis Financial Statements.*

The potential number of shares per 31 December include 39,682,540 shares that were issued for the FRESH transaction. These shares are held by a group company and do not confer voting rights or dividend as long as they are in the possession of the group company (see note 30.2 of the financial statements).

INFORMATION ON THE CONSOLIDATED ACCOUNTS

Together with Fortis N.V. the company is part of the Fortis consortium. The two companies will together publish consolidated accounts.

The Fortis consortium financial statements are available from the group's two registered offices, at Rue Royale 20, 1000 Brussels (Belgium) and Archimedeslaan 6, 3584 BA Utrecht (The Netherlands).

SUMMARY OF VALUATION PRINCIPLES

I. Incorporation expenses

Expenses relating to a capital increase or an issue of shares and convertible and non-convertible notes are amortised over a maximum period of five years.

IV. Financial fixed assets

Financial fixed assets consist only of ownership interests in Fortis companies. They are accounted for at their acquisition price, exclusive of acquisition costs.

VII. and X. Amounts receivable and liquid assets

Amounts receivable and liquid assets are accounted for at face value or at acquisition price.

These items are reduced in value if, at the balance sheet date, and taking into account the value of any guarantees attached to each receivable or liquid asset, recovery is uncertain or doubtful.

VIII. Short-term investments

Securities are recorded at their acquisition price.

Reductions in value are recorded to the amount of the long-term capital losses incurred. If these reductions in value subsequently diminish, they will be reversed in the amount of such diminution. Profits on the sale of securities are determined on the basis of the average acquisition price of the securities.

Conversion of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies are converted at the exchange rates at the end of the financial year. Gains or losses arising from these conversions and exchange rate differences in connection with transactions in the course of the financial year are taken to the income statement.

SOCIAL BALANCE

Fortis SA/NV does not employ any staff as of 31 December 2005.

STATUTORY AUDITOR'S REPORT TO THE GENERAL SHAREHOLDERS' MEETING ON THE ANNUAL ACCOUNTS OF FORTIS SA/NV AS OF AND FOR THE YEAR ENDED 31 DECEMBER 2005

In accordance with legal and regulatory requirements, we report to you on the performance of the audit mandate that was entrusted to us.

We have audited the company's annual accounts as of and for the year ended 31 December 2005, prepared in accordance with the legal and regulatory requirements applicable in Belgium, showing a balance-sheet total of EUR (000) 19.541.565 and a profit for the year of EUR (000) 1.356.732. We have also carried out the specific additional audit procedures required by law.

It is the responsibility of the company's Board of Directors to prepare the annual accounts, to determine what information is to be included in their management report and to ensure that the company complies with the Companies' Code and its statutes.

Unqualified audit opinion on the annual accounts

We conducted our audit in accordance with the legal requirements applicable in Belgium and Belgian auditing standards, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those professional standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement.

In accordance with those standards, we considered the company's administrative and accounting organisation, as well as its internal control procedures. Company officials have responded clearly to our requests for explanations and information. We examined, on a test basis, evidence supporting the amounts in the annual accounts. We assessed the accounting principles used and significant estimates made by the company, as well as the overall presentation of the annual accounts. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking into account the legal and regulatory requirements applicable in Belgium, the annual accounts give a true and fair view of the company's net worth and financial position as of 31 December 2005 and of its results of operations for the year then ended.

Additional certifications and information

We supplement our report with the following additional certifications and information which do not have any impact on our audit opinion on the annual accounts.

- The management report deals with the information required by the law and is consistent with the annual accounts. However, we are not in a position to express an opinion on the description of the principal risks and uncertainties facing the company, or of its state of affairs, its forecast development or the significant influence of certain events on its future development. Nevertheless, we can confirm that the information provided is not patently in contradiction with the information we have acquired in our role as statutory auditors.

- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained in accordance with the legal and regulatory requirements applicable in Belgium.

- There are no transactions undertaken or decisions taken in violation of the company's statutes or the Companies' Code that we have to report to you. As disclosed in the notes to the statutory accounts, these accounts have been presented before appropriation of the result of the year.

- An interim dividend was distributed during the year in relation to which we have issued the attached report in accordance with the legal requirements.

16 March 2006

The Statutory Auditor
PricewaterhouseCoopers Reviseurs d'Entreprises/Bedrijfsrevisoren
Represented by

Yves Vandenplas	Luc Discry
Bedrijfsrevisor	Bedrijfsrevisor

Statutory auditor's Report on the statement of assets and liabilities as of 30 june 2005 in connection with the proposed distribution of an interim dividend

In accordance with Article 618 of the Companies' Code and the statutes of your company, we are pleased to submit our report on our review of the accompanying statement of assets and liabilities as of 30 June 2005, based on which you propose to distribute an interim dividend of EUR 0,52 per share, for a total amount of EUR 676.574.083.

We conducted our review of the statement of assets and liabilities as of 30 June 2005, which consisted primarily of analysis, comparison and discussion of the interim financial information, in accordance with the relevant recommendation of the 'Institut des Reviseurs d'Entreprises – Instituut der Bedrijfsrevisoren'.

Our review did not reveal any matters that would require material adjustments to be made to the statement of assets and liabilities as of 30 June 2005.

Finally, according to the accompanying statement of assets and liabilities, the proposed distribution would not lead to a decrease in the company's net assets to an amount lower than the sum of the company's paid-up capital and those reserves that the law or the company's statutes do not allow to be distributed.

19 August 2005

The Statutory Auditor
PricewaterhouseCoopers Reviseurs d'Entreprises SCCRL
represented by

Y. Vandenplas L. Discry

Enclosure: Statement of assets and liabilities as of 30 June 2005

Enclosure

Statement of assets and liabilities as of 30 June 2005

ASSETS	EUR ('000)
Incorporation expenses	809
Financial fixed assets	19.530.233
Amounts receivable within one year	427.000
Liquid assets	371.922
TOTAL ASSETS	20.329.964

LIABILITIES AND EQUITY	EUR ('000)
Capital	5.743.731
Share premium reserve	5,543,730
Reserves	6.504.045
Profit carried forward	772.960
Profit for the financial year	1.110.988
SHAREHOLDERS' EQUITY	19,675,454
Amounts payable within one year	654,509
Accruals and deferred income	1
LIABILITIES	654.510
TOTAL LIABILITIES AND EQUITY	20.329.964

Fortis N.V. Financial Statements 2005

Balance sheet

(before appropriation of profit)

	31-12-2005	31-12-2004
Assets		
Financial fixed assets		
- Participating interests in group companies	9,528.9	7,791.1
Current assets		
- Receivables from group companies	-	70.4
- Other receivables and accrued interest	0.4	-
Cash and cash equivalents	72.0	2.8
	9,601.3	7,864.3
Liabilities		
Shareholders' equity		
- Capital paid-up and called-up	563.1	563.1
- Legal reserve participating interests	69.4	42.9
- Share premium reserve	6,174.5	6,169.4
- Revaluation reserve	900.5	363.2
- Other reserves	(86.4)	(779.0)
- Retained profit current financial year	1,980.2	1,504.5
	9,601.3	7,864.1
Short-term liabilities		
- Tax and social security contributions	0.0	0.2
	9,601.3	7,864.3

Income Statement

	2005	2004
Profit from group companies	**1,978.3**	1,496.0
Other results after taxation	**1.9**	8.5
Net profit	**1,980.2**	1,504.5

Explanatory notes to the balance sheet and income statement

General

Fortis is a company with a global presence. Up to and including the 2004 financial year, Fortis's Financial Statements were drawn up based on the principles of valuation and profit determination that apply in Belgium.

This was possible under section 2:362, subsection 1, second sentence of the Netherlands Civil Code, which permits the valuation principles that apply in other EU member states to be used. The valuation principles of Fortis N.V. were thus aligned with those of fellow parent company Fortis SA/NV.

Under EU regulations, Fortis has changed the accounting principles of the Consolidated Financial Statements as of the 2005 financial year. The Fortis Consolidated Financial Statements for 2005 have been prepared in accordance with IFRS as adopted by the European Union. In accordance with section 2:362, subsection 8 of the Netherlands Civil Code, the Board of Directors of Fortis N.V. decided to prepare the Non-Consolidated Financial Statements based on accounting principles applied in the Fortis Consolidated Financial Statements for 2005 as clarified in note 2.

The change in accounting principles affects the measurement of participating interests and profit from participating interests. Up to and including the 2004 financial year, participating interests were valued at cost and the dividend received was reported as profit from participating interests. As from the 2005 financial year, participating interests are measured at net asset value, in accordance with the principles of valuation and profit determination in the Fortis Consolidated Financial Statements. The share of profits from participating interests is reported as profit from participating interests, calculated in accordance with the principles for valuation and profit determination of the Fortis Consolidated Financial Statements.

The figures for 2004 have been adjusted for comparison purposes. The change in accounting principles has the following impact on shareholders' equity and profit:

- shareholders' equity as of 1-1-2004 decreased by EUR 12,427.8 million primarily due to the change in measurement of the participating interest in group companies;

- profit for 2004 increased by EUR 1,096.2 million. Till 2004 only the dividend paid by the participating interests was recognised as income. Under the new accounting principles the share in the result is recognised as income.

All amounts stated in the tables of these Financial Statements are denominated in millions of euros, unless otherwise indicated.

Balance sheet

The following pages contain explanatory notes to the various balance sheet items, including an explanation of the principles of valuation applied. Where no valuation principle is stated, the assets and liabilities are included at nominal value, less impairment losses where necessary.

Financial fixed assets

Participating interests in group companies

This item consists of the 50% share in Fortis Brussels SA/NV and the 50% share in Fortis Utrecht N.V. as of year-end 2005 and year-end 2004. Participating interests in group companies are carried at net asset value in accordance with the principles of valuation that apply to the Fortis Consolidated Financial Statements.

Movements in the balance sheet items are as follows:

	2005	*2004*
Balance at 1 January	-	18,779.0
Impact of changes in accounting principles	-	(12,427.1)
Balance at 1 January	**7,791.1**	6,351.9
Share of profit from participating interests	**1,978.2**	1,496.0
Dividend received	**(770.0)**	(400.0)
Revaluation of participating interests	**412.9**	416.3
Foreign exchange differences	**124.4**	(53.1)
Other changes	**(7.7)**	(20.0)
Balance at 31 December	**9,528.9**	7,791.1

Other changes relate to the decision made by shareholders to receive a Dutch- or a Belgian-sourced dividend. In connection with this choice, the dividend paid by Fortis Utrecht N.V. and Fortis Brussels SA/NV is not broken down on the basis of the ownership ratios (50% each). This item represents this difference.

Receivables from group companies

Receivables from group companies are initially recorded at fair value and subsequently measured at amortised cost using the effective interest method, less impairments. All receivables have a term shorter than one year.

Other receivables and accrued interest

This includes interest receivable on the liquid assets. All receivables have a maturity shorter than one year.

Cash and cash equivalents

Cash and cash equivalents are carried at nominal value and are fully at the free disposal of the company.

Shareholders' equity

Movements in shareholders' equity are as follows:

	2005	2004
Balance at 1 January	-	18,837.3
Impact of change in accounting principles	-	(12,427.8)
Balance at 1 January	**7,864.1**	6,409.5
Capital increases	**5.1**	26.9
Profit	**1,980.2**	1,504.5
Revaluation of participating interests, including foreign exchange differences	**537.3**	363.2
Other changes	**(7.7)**	(20.0)
Dividend paid	**(777.7)**	(420.0)
Balance at 31 December	**9,601.3**	7,864.1

Fortis N.V. has a 50% interest in Fortis through its 50% interest in Fortis Utrecht and Fortis Brussels. The shareholders' equity of Fortis N.V. equals approximately 50% of Fortis's consolidated shareholders' equity. Discrepancies arise through differences in the assets and liabilities of Fortis N.V. and Fortis NV/SA.

Capital paid-up and called-up

Movements in paid-up and called-up capital are as follows:

Capital paid-up and called-up at 1 January 2004: 1,337,882,634 shares	561.9
Issue of 2,903,911 shares	1.2
Capital paid-up and called-up at 31 December 2004: 1,340,786,545 shares	563.1
Issue of 36,000 shares	0.0
Capital paid-up and called-up at 31 December 2005: 1,340,822,545shares	563.1

The nominal value of the ordinary shares at 31 December 2005 is EUR 0.42 per share. The shares are fully paid up. On 7 May 2002 39,682,540 shares were issued due to the issuance of Floating Rate Equity-linked Subordinated Hybrid (FRESH) Capital Securities. These shares were then repurchased by the group company Fortfinlux SA. As these shares carry no voting rights and no dividend rights, this repurchase is considered to be economically cancelled. Further information on FRESH securities is provided in note 30 of the Fortis Financial Statements.

An option was granted to Stichting Continuïteit Fortis N.V. to acquire Fortis N.V. preference shares. More information about preference shares can be found in note 5 of the Fortis Financial Statements.

Legal Reserve

This concerns a legal reserve held in connection with capitalised costs. The new accounting principles do not permit capitalisation of this type of cost. Consequently, as of 31 December 2005 there is no legal reserve for capitalised included under shareholders' equity.

Opening balance at 1 January 2004	0.7
Impact of change in accounting policy	(0.7)
Closing balance at 1 January 2004	-

Legal Reserve participating interests

This is a reserve for:

- unrealised gains from associates and joint ventures which are recognised in the income statement and for which there is no liquid market;
- retained earnings from associates and joint ventures.

Opening balance at 1 January 2004	-
Changes in 2004	42.9
Closing balance at 31 December 2004	42.9
Opening balance at 1 January 2005	42.9
Changes in 2005	26.5
Closing balance at 31 December 2005	69.4

Share premium reserve

Movements in share premium reserve are as follows:

Opening balance at 1 January 2004	6,143.5
Amounts received from group companies for options issued	4.3
Issue of 2,903,911 shares	21.5
Other changes	0.1
Closing balance at 31 December 2004	6,169.4
Opening balance at 1 January 2005	6,169.4
Amounts received from group companies for options	4.8
Issue of 36.000 shares	0.3
Other changes	-
Closing balance at 31 December 2005	6,174.5

In 2004 and 2005 a number of operating companies of Fortis granted options on Fortis shares to employees. The options were covered by Fortis SA/NV and Fortis N.V. The amount received from the operating companies for the options is recorded under share premium reserve.

Revaluation reserves

This concerns a legal reserve related to the revaluation of participating interests. Movements in the revaluation reserve are as follows:

Opening balance at 1 January 2004	-
Change in 2004	363.2
Closing balance at 31 December 2004	363.2
Opening balance at 1 January 2005	363.2
Changes in 2005	537.3
Closing balance at 31 December 2005	900.5

Other reserves

Movements in other reserves are as follows:

Opening balance at 1 January 2004	12,138.7
Impact of change in accounting principles	(12,427.1)
Opening balance at 1 January 2004	(288.4)
From profit appropriation 2003	(7.5)
Dividend 2003	(420.0)
Changes in legal reserve participating interests	(42.9)
Other changes	(20.2)
Closing balance at 31 December 2004	(779.0)
Opening balance at 1 January 2005	(779.0)
From profit appropriation 2004	1,504.5
Dividend 2004	(509.2)
Interim dividend 2005	(268.5)
Changes in legal reserve participating interests	(26.5)
Other changes	(7.7)
Closing balance at 31 December 2005	(86.4)

Other changes relate to the valuation of participating interests. See the note to the item 'Participating interests in group companies'.

Short-term liabilities

Taxes and other social security contributions

This item concerns capital tax and corporate tax to be paid.

Option plans

A description of the option plans on the shares of Fortis N.V. is included in notes 11 and 12 of the Financial Statements of Fortis.

Commitments not reflected in the balance sheet

Fortis N.V. has extended a guarantee to the Institute of London Underwriters on behalf of Bishopsgate Insurance Limited. Bishopsgate Insurance Limited terminated its membership of the Institute of London Underwriters on 31 December 1991. Fortis N.V.'s guarantee concerns the current commitments arising out of policies issued by the previously mentioned Institute on behalf of Bishopsgate, and for Bishopsgate's commitments to the Institute.

Fortis SA/NV and Fortis N.V. have each extended guarantees with respect to liabilities and credit facilities of Fortis subsidiaries in various currencies, in total equalling EUR 25,465.6 million (2004: EUR 24,979.0 million).

Income statement

General

The result is made up primarily of the share in the profit from participating interests.

Other results consists mainly of interest income and interest expenses on receivables from and debts to group companies.

No corporation tax is owed on the pre-tax result in connection with carry-back losses from previous years.

Details of the total remuneration paid to the Board of Directors are provided in note 12 of the Financial Statements of Fortis.

Utrecht, 8 March 2006

Board of Directors

Other information

Auditors' report

Introduction

We have audited the company Financial Statements for the year 2005 of Fortis N.V. in Utrecht. These company Financial Statements are the responsibility of the company's management. Our responsibility is to express an opinion on these company Financial Statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the company Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the company Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the company Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the company financial statements give a true and fair view of the company's financial position as of 31 December 2005 and of the result for the year then ended in accordance with accounting principles generally accepted in The Netherlands and also comply with the financial reporting requirements included in Part 9 of Book 2 of The Netherlands Civil Code.

Furthermore we have established to the extent of our competence that the Annual Report is consistent with the company Financial Statements.

Amstelveen, 8 March 2006

KPMG ACCOUNTANTS N.V.

Represented by
S.J. Kroon RA

Provisions of the Articles of Association concerning profit appropriation

These provisions are contained in Article 25. The Board of Directors determines which part of the profit is to be retained. The remainder of the profit is at the disposal of the General Meeting of Shareholders.

Profit appropriation

The Board of Directors proposes a dividend for 2005 of EUR 1.16 per share (2004: EUR 1.04).

Taking into account the interim dividend of EUR 0.52 per Fortis share, paid on 15 September 2005, the balance of EUR 0.64 per Fortis share will be payable from 22 June 2006. Shareholders may choose to receive either a Dutch- or a Belgian-sourced dividend. The final amount to be charged or allocated to the other reserves of Fortis N.V. in connection with the proposed dividend payment will be calculated once shareholders have indicated the source from which they wish to receive the dividend. Shareholders must state their choice by filling in a 'dividend election form'. If no express choice is made by the shareholders, automatic election rules (the Default Rules) will be applicable. More information about these rules is contained in note 5.4 of the Fortis Financial Statements.

Stichting Continuïteit Fortis

The objective of the Stichting Continuïteit Fortis is to ensure the continuity such that the interests of Fortis and its stakeholders are guaranteed as fully as possible. The Stichting Continuïteit Fortis has been granted an option to acquire preference shares of Fortis N.V. of a maximum number equalling the number of the ordinary (twinned) shares issued at that time. The Stichting Continuïteit Fortis has been granted the option – in the event of a hostile takeover bid – to hold the same number of voting rights as are attached to the ordinary shares issued. If the option is exercised, the General Meeting of Shareholders will once every two years be given the opportunity to consider the purchase or cancellation of preference shares issued by Fortis N.V.

The Board of the Stichting Continuïteit Fortis consists of six members, four of whom are independent and two of whom are appointed from among the non-executive members of the Board of Directors. All Board members are appointed by the Boards of Directors of Fortis N.V. and Fortis SA/NV. In the year under review, M.W. den Boogert, H.T. Bouma, R.V.D. Mannekens and H.J.M. Santens acted as independent Board members. P. van Waeyenberge and J.J. Slechte are currently the two directors appointed from among the Board of Directors of Fortis.

Declaration of independence

The Board of Directors of Fortis N.V. and the Board of the Stichting Continuïteit Fortis declare that in their joint opinion the Stichting Continuïteit Fortis meets the independence requirement as formulated by Euronext Amsterdam N.V.

Utrecht, 8 March 2006

Fortis N.V.

Board of Directors

Stichting Continuïteit Fortis

The Board

R.V.D. Mannekens (chairman)
M.W. den Boogert (chairman)
J.J. Slechte
H.J.H.M. Santens
P. van Waeyenberge
H.T. Bouma

Caution with respect to forward-looking statements

Some of the statements contained in this Annual Report, including, without limitation, certain statements made in the sections hereof entitled 'Message to the Shareholders', 'Description of activities', 'Report of the Executive Committee' and 'Note 8, Risk management' are statements of future expectations and other forward-looking statements that are based on management's current views, estimates and assumptions about these future events. These forward looking statements are subject to certain risks and uncertainties that may cause actual results, performance or events to differ materially from those expressed or implied in such statements, including, without limitation, our expectations regarding cost and revenue synergies associated with the integration of our banking operations, including branch closures and levels of restructuring costs, the impact of recent acquisitions and the levels of provisions relating to our credit and investment portfolios. Other factors, more generally, which may impact our results, include, without limitation:

- general economic conditions, including in particular economic conditions in our core markets of Belgium and the Netherlands,
- changes in interest rates and the performance of financial markets,
- the frequency and severity of insured loss events,
- mortality, morbidity and persistency levels and trends,
- currency exchange rates, including euro-U.S. dollar exchange rate,
- changes in competition and pricing environments, including increasing levels of competition in Belgium and the Netherlands,
- changes in domestic and foreign laws, regulations and taxes,
- regional or general changes in asset valuations,
- the occurrence of significant natural or other disasters,
- the inability to reinsure certain risks economically,
- the adequacy of loss reserves,
- regulatory changes relating to the banking, insurance, investment and/or securities industries,
- changes in the policies of central banks and/or foreign governments, and
- general competitive factors, in each case on a global, regional and/or national basis.

Places where the public can inspect company documents

The Articles of Association of Fortis SA/NV and Fortis N.V. can be inspected at the office of the Registry of the Commercial Court at Brussels (Fortis SA/NV), at the Chamber of Commerce in Utrecht (Fortis N.V.) and at the companies' registered offices.

The Annual Accounts are filed with the National Bank of Belgium (Fortis SA/NV) and the Chamber of Commerce in Utrecht (Fortis N.V.). Decisions on the appointment and removal of Board members of the companies are published, among other places, in the annexes to the Belgium Law Gazette (Fortis SA/NV) and the Euronext Amsterdam Daily Official List (Fortis N.V.).

Financial reports on the companies and notices convening General Meetings are published in the financial press, newspapers and periodicals. The annual reports of both companies are available from their registered offices and are also filed with the National Bank of Belgium and the Chamber of Commerce in Utrecht. They are sent each year to registered shareholders and to others on request.

Provision of information to shareholders and investors

Listed shares

At present the Fortis shares are listed on Euronext Brussels, Euronext Amsterdam and on the Luxembourg stock exchange. Furthermore, Fortis has a sponsored ADR programme in the United States. The Fortis SA/NV VVPR are listed only on Euronext Brussels.

Ways in which shares can be held

Shares in Fortis may be registered or bearer shares.

Nominative subscription for and depositing of bearer shares

Fortis offers its shareholders the possibility of depositing their bearer shares. Once deposited, these shares remain bearer shares and are administered at no cost. Holders of bearer shares may, on request and at no cost, have their shares converted into registered shares. Holders of registered shares may, on request and at no charge, have their shares delivered in the form of bearer shares. Fortis has worked out a procedure for the rapid conversion of bearer shares, facilitating rapid delivery.

All information about the various procedures may be obtained from:
Fortis SA/NV, Corporate Administration
Rue Royale 20, 1000 Brussels, Belgium
Tel. +32 (0)2 510 54 13 or +32 (0)2 510 54 14
Fax +32 (0)2 510 56 31

Or:
Fortis N.V.
Secretariat Board of Directors
P.O. Box 2049, 3500 GA Utrecht, The Netherlands
Tel. +31 (0)30 226 62 22
Fax +31 (0)30 226 98 38

Information and communication

The company sends its communiqués, including those relating to the quarterly and annual results, as well as the Annual Report, free of charge to holders of registered shares which have been given to it in custody. The company invites all holders of deposited registered shares to attend the General Meeting personally, and sends them the agenda, the resolution proposals and a proxy form which they can use to have themselves represented at the Meeting and to enable them to take part in voting. When the dividend is made payable, the company automatically credits the bank accounts which have been given to it by the holders of deposited shares, with the amount of dividend accruing to them.

Together with the 2005 Fortis Annual Review these Financial Statements constitute the Annual Report of Fortis. The Financial Statements contain the Financial Statements of Fortis, statutory Financial Statements of Fortis SA/NV and the company Financial Statements of Fortis N.V. The report of the Executive Committee is contained in the 2005 Annual Review.

Fortis and Fortis SA/NV, Rue Royale 20, 1000 Brussels, Belgium
Telephone +32 (0)2 510 52 11, Fax +32 (0)2 510 56 30

Fortis and Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, the Netherlands
Telephone +31 (0)30 226 62 22, Fax +31 (0)30 226 98 38

Internet address: www.fortis.com E-mail address: info@fortis.com


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. CU-COC-802731
© 1996 Forest Stewardship Council
FSC

Fortis

Rue Royale 20
1000 Brussels, Belgium
Telephone +32 (0)2 510 52 11
Fax +32 (0)2 510 56 30

Archimedeslaan 6
3584 BA Utrecht, The Netherlands
Telephone +31 (0)30 226 62 22
Fax +31 (0)30 226 98 38

info@fortis.com

www.fortis.com



Getting you there.

FORTIS

Annual Review 2005



Business strategy	Market position	Key developments in 2005
◦ Improve client satisfaction by tailoring service and price ◦ Enhance distribution and cross-selling to raise sales productivity ◦ Develop consumer finance by leveraging existing networks internationally ◦ Target fast-growing markets to steadily rebalance retail portfolio	• Market leadership in Benelux – one of Europe's wealthiest regions - No. 2 in retail financial services - No. 1 credit card issuer • 4 million credit card holders in Benelux and Turkey	• Online banking overtakes branch visits in Belgium • Greater focus on profitable mortgages and small enterprises in the Netherlands • Proactive approach in Luxembourg to expats and wealthy German customers • Record retail funds under management • Acquisition of Disbank, Turkey's seventh largest privately owned bank • Creation of European growth platform for consumer credits, reinforced by takeover of Von Essen Bank in Germany
◦ Pursue focused growth by leveraging key client relationships and strong product franchises ◦ Exploit opportunities in the US and Asia by following key clients and leveraging existing expertise ◦ Constantly improve MB's sound risk management structure and disciplined cost management	• Leadership position in Benelux • Strong positions in selected high-growth products and skills • Worldwide or regional expertise in several rapidly developing sectors • Private equity portfolio in excess of EUR 1 billion	• Cross-selling further lifted by coordinated client coverage • Substantive operations developed in niches like shipping and commodities • Fortis firmly established in securities financing, energy, CO_2 trading and other innovative activities • Acquisition of Chicago-based clearer O'Connor & Co. Clients can now be offered worldwide clearing services
◦ Offer service and advice to wealthy individuals, business owners and business managers ◦ Become the leading European cross-border solution provider for the enterprise and the entrepreneur ◦ Sustain competitive advantage by developing specialised financial services ◦ Improve performance and reduce costs	• Leading player in Benelux market for medium-sized enterprises operating cross-border • 114 Business Centres in Europe and two in China • Top 5 position in European cross-border leasing and factoring • World leader in trust and corporate services • Top private banking player: no. 7 in Western Europe and no. 11 worldwide	• Seven new Business Centres in the European Union (including three in new countries), two in China and 12 in Turkey • Strategic non-equity alliance in private banking launched with India's second largest bank, ICICI • Acquisition of Dryden Wealth Management and Atradius Factoring • New Dubai office offers wealth management services in Middle East and Southeast Asia
◦ Reinforce leadership position in broker and banking channels ◦ Sustain focus on innovative product and service offering ◦ Maintain tight relationships with insurance brokers ◦ Increase penetration and cross-selling in bancassurance ◦ Continue to control cost base and pursue synergies	• Largest insurer in Belgium: no. 1 in life and no. 2 in non-life • Leading position in growing market for group life and pensions • Biggest real estate asset manager in Belgium	• Cooperation with Banque de La Poste gets off to strong start • Number of affiliates in healthcare portfolio virtually doubled since 2004 • Rated 'Best Composite Insurer' for the third year in a row in ICMA independent survey of 600 insurance brokers • Fortis AG and FB Insurance integration on track
◦ Distribution primarily via independent brokers, plus tied agents, fee consultants and Fortis banking businesses ◦ Main focus on profitable growth in life and disability insurance, pensions, bancassurance and assurfinance ◦ Specialist insurers focus more tightly on their core markets	• Third-ranking insurer in the Netherlands • Leading market position in individual life and non-life cover, disability insurance, niche markets (travel and leisure, funeral policies) • Thanks to our investment policy, Insurance Netherlands is the largest Dutch private landowner	• Three generalist insurance companies (AMEV, Stad Rotterdam, Woudsend) integrated into Fortis ASR. New brand launched in October • Straight-through processing capabilities regarded as best available in market • Intensified cooperation in bancassurance with Fortis banking businesses • Good scores in broker satisfaction surveys
◦ Leverage existing market positions with new product/market combinations to increase profitability ◦ Establish strong footholds in international markets by leveraging Fortis's existing insurance expertise ◦ Enter selected new markets in Europe and Asia, independently or in collaboration with solid local partners ◦ In new and existing markets, focus on multi-channel distribution with forward distribution integration	• Leadership positions in bancassurance (Spain, Portugal, Malaysia, Luxembourg) • UK's third largest private car insurer • Corporate insurance: strong position in Benelux thanks to integrated approach • No. 6 life insurer in China and no. 6 in Thailand. No. 1 in Malaysia for new individual life business • Nationwide licence in China	• Successful incorporation of Millenniumbcp Fortis • Acquisition of UK-based OutRight and Affinity Solutions in fast-growing affinity segment • Acquisition of MNIH will make Mayban Fortis a leading multi-channel insurer in Malaysia • Strong performance from Fortis Corporate Insurance, which has been given an A+ financial rating by Fitch

How we do it - Fortis businesses

Key figures (in EUR million) | **Business profile**

Retail Banking


2005

Contribution to net profit[1]: 23%

	2005	2004
Revenues	4,194	3,552
Expenses	(2,758)	(2,557)
Net profit	862	541
Funds under management (EUR bn)	111	90
Cost/income ratio	65.8%	72.0%
Operating leverage	10.2%	N.A.
FTEs (year-end)	14,186	14,509

Retail Banking provides financial services to individuals and small businesses. Six million customers in Benelux and Turkey currently use Fortis's integrated banking and insurance services.

The business is also active in France and Poland, where it specialises in financial advice to businesspeople.

Merchant Banking


2005

Contribution to net profit[1]: 27%

	2005	2004
Revenues	2,308	1,748
Expenses	(1,327)	(1,253)
Net profit	1,008	467
Cost/income ratio	57.5%	71.7%
Operating leverage	26.2%	N.A.
FTEs (year-end)	4,159	3,908

Merchant Banking offers tailored investment and financing solutions to Fortis's institutional and corporate clients.

The business combines Benelux market leadership with a strong European and worldwide position in fields like structured credits and shipping, commodity and project finance.

Commercial & Private Banking


2005

Contribution to net profit[1]: 13%

	2005	2004
Revenues	2,088	1,842
Expenses	(1,289)	(1,115)
Net profit	460	491
Funds under management (EUR bn)	70	52
Cost/income ratio	61.7%	60.5%
Operating leverage	-2.3%	N.A.
FTEs (year-end)	6,119	5,419

Commercial Banking's integrated European Business Centre network provides medium-sized enterprises active cross-border with a full range of financial services, delivered via a single Global Relationship Manager.

Private Banking offers integrated worldwide asset and liability management solutions to private clients, their businesses and their advisors.

Insurance Belgium


2005

Contribution to net profit[1]: 13%

	2005	2004
Gross inflow:		
• Life	5,280	4,300
• Non-life	1,164	1,097
Operating costs	(348)	(344)
Net profit	488	472
Operating leverage	7.5%	N.A.
Combined ratio (Non-life)	97%	98%
FTEs (year-end)	5,003	5,172

Insurance Belgium consists of FB Insurance (bancassurance) and Fortis AG (distribution via independent intermediaries).

The business operates a multi-channel strategy, supplying life and non-life policies to private clients and SMEs.

Group life, healthcare and pension products for large enterprises are delivered by the unit Fortis Employee Benefits.

Insurance Netherlands


2005

Contribution to net profit[1]: 15%

	2005	2004
Gross inflow:		
• Life	2,635	2,542
• Non-life	1,969	2,086
Operating costs	(556)	(514)
Net profit	533	449
Operating leverage	6.9%	N.A.
Combined ratio (Non-life)	92%	98%
FTEs (year-end)	4,652	4,809

Insurance Netherlands is made up of Fortis ASR and four specialist insurers.

Fortis ASR is a large generalist insurer offering businesses and individuals a wide range of life and non-life policies, together with mortgage and savings products.

The four specialists supply income protection, unit-linked insurance, travel and leisure cover, and funeral policies.

Insurance International


2005

Contribution to net profit[1]: 6%

	2005	2004
Gross inflow[2]:		
* Life	3,567	1,222
* Non-life	1,642	1,424
Operating costs	(353)	(250)
Net profit	202	129
Operating leverage	31.6%	N.A.
Combined ratio (Non-life)	100%	102%
FTEs[2] (year-end)	3,428	2,955

Insurance International leverages its existing skills in distribution, operations and products and has established a presence in selected European and Asian markets. It sells its products via a number of channels, including banks.

UK: non-life products via broker network, affinity groups and directly. Luxembourg: principally life products via brokers and bank alliances. France: life products via brokers and own agents. Spain, Portugal and Malaysia: successful joint ventures with local banking partners. Thailand and China: JVs with strong local partners, multi-channel distribution.

Fortis Corporate Insurance (based in Benelux) is also part of Insurance International.

[1] Excluding General. Other Banking: 3% [2] Excluding non-consolidated companies

How we did in 2005

Another great year: strong growth in net profit

	2005	2004 (pro forma)	change
Income statement (in EUR million)			
Banking			
• Revenues	8,991	7,692	17%
• Expenses	(5,603)	(5,344)	5%
Insurance			
• Gross inflow Life	11,481	8,123	41%
• Gross written premiums Non-life	4,775	4,636	3%
• Operating costs	(1,256)	(1,310)	-4%
Net profit before results on divestments	3,498	2,410	45%
• Banking	2,434	1,590	53%
• Insurance	1,225	1,127	9%
Results on divestments	443	585	-24%
Net profit	3,941	2,995	32%
Balance sheet (in EUR billion)			
Due from customers	280.8	227.8	23%
Customer deposits	181.5	164.7	10%
Shareholders' equity	18.9	15.3	23%
Total assets	729.0	614.1	19%
Assets under management	383.2	307.0	25%
Financial measures			
Return on equity	23.0%	21.6%	
Cost/income ratio (Banking)	62.3%	69.5%	
Risk-weighted commitments (Banking, in EUR billion)	212.1	172.4	23%
Tier 1 ratio (Banking)	7.4%	8.3%	
Total capital ratio (Banking)	10.5%	11.6%	
Combined ratio (Insurance)	96.0%	99.3%	
Share information (in EUR)			
Per share:			
• Net profit (EPS)	3.07	2.35	31%
• Dividend	1.16	1.04	12%
• Shareholders' equity	14.75	11.97	23%
Share price (end of period)	26.92	20.36	32%
Shares entitled to dividend (in millions, end of period)	1,301	1,301	0%
Market capitalisation (in EUR billion)	35.0	26.5	32%
Employees (year-end)			
FTEs	54,245	48,859	11%
• Banking	41,162	35,922	15%
• Insurance	13,083	12,937	1%
Headcount	57,088	50,846	12%

Fortis is publishing its annual results in 2005 in accordance with International Financial Reporting Standards (IFRS), including International Accounting Standards and Interpretations, as at 31 December 2005 and as adopted by the European Union. It is applying hedge accounting from 2005 onwards to reflect the underlying economic reality and hence to reduce accounting volatility. For that reason, and in accordance with IFRS, Fortis has not applied hedge accounting retroactively to the 2004 figures. However, for purposes of comparison, Fortis has published a set of pro forma results for 2004, taking account of the existing hedging strategies. Consequently, unless stated otherwise, all references to the 2004 results in this Annual Review relate to pro forma figures not audited by external auditors.
See the 'Glossary' for a definition of the financial measures used.

Net profit up 32% (in EUR million)



4000
3500
3000
2500
2000
1500
1000
500
0
2,598
532
2,197
2,995
3,941
2001
2002
2003
2004 (IFRS)
2005 (IFRS)

Further increase in earnings and dividend per share (in EUR)



3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
2.01
0.41
1.7
2.35
3.07
2001
2002
2003
2004 (IFRS)
2005 (IFRS)
EPS
Dividend*

* The 2005 dividend has been proposed to the General Meetings of Shareholders.

Return on equity reaches 23% (in %)



25
20
15
10
5
0
17.9
4.3
19.3
21.6
23
2001
2002
2003
2004 (IFRS)
2005 (IFRS)

Strong solvency (in EUR million)



25000
20000
15000
10000
5000
0
19,194
17,567
18,474
20,052
23,126
2001
2002
2003
2004 (IFRS)
2005 (IFRS)
Net core capital
Fortis floor

Your dreams

All of us have dreams and ambitions. You want to succeed and to prosper in your life's journey. And that means taking your unique ideas and plans and putting them into practice.

Like every traveller, you need to think carefully and to plan before you set off. But it's absolutely worth the effort: there is no feeling like knowing you're headed firmly towards that destination you've always dreamed of.

Getting you there


SEC MAIL PROCESSING
RECEIVED
APR 27 2005
WASH. D.C. 209 SECTION

It's easier to get where you want to be if you have a guide. A travelling companion to encourage you along your way, whether the path is straight or you end up taking the scenic route.

We want to be your guide. Fortis is a financial partner who knows every step of the road you have to take to make your dreams a reality. A companion who is always optimistic and willing to go the extra mile. Who knows places you might not have thought to look. And who gives you the advice you need, just when you need it.

Fortis knows all about getting you there. Because prosperity also means growing, managing and safeguarding your assets. Wherever your life's journey takes you, you'll be surprised what you can do with Fortis at your side.

Dreaming of a secure and happy retirement. We all do it. Maybe we'll go on that world cruise we always fancied but never had the time for. Or take up the piano.

The trouble is, not enough of us give our retirement the attention it needs. Most working people simply assume their state pension will be enough and leave it at that.

We're perfectly placed at Fortis to help our customers prepare for the day when their working lives come to an end. In Belgium, they can now look up the estimated value of their pensions online. And once they've calculated how much capital they will need to maintain their standard of living after retirement, they can turn to our flexible pension offering. Its unique combination of security and high potential returns is just what they need to make those retirement dreams come true.



French-based Haulotte Group is the world's number three manufacturer of aerial work platforms and material lifting equipment. There's no doubt where COO Alexandre Saubot wants to get: "Like all number threes, we hope to become number two. And once we're number two, we'll be aiming for the number one spot."

As a globally active business, Haulotte naturally needs banking services in each of its markets. Enter Fortis. "We have 15 subsidiaries around the world," Alexandre says. "Dealing with a single banking partner that is firmly established in many countries has enormous benefits. With Fortis, when we start up in a new market, we don't have to explain our business and prove ourselves all over again."

Haulotte's partnership with Fortis extends to providing financing and leasing services to the manufacturer's customers in Benelux, Britain, France, Germany, Poland and Spain. "We're happy to go this route with Fortis," Alexandre Saubot concludes. "We're very satisfied with the solutions they have provided."



Improving the balance between their work and their personal lives is a growing concern for many Fortis customers. Governments too are getting in on the act. In the Netherlands, for instance, tax breaks are now offered to people who save for parental or carer's leave, to take a career break or for early retirement.

We couldn't agree more, which is why we launched our new Work-Life Balance Account for the Dutch market



Strategic initiatives realised in 2005

There are three strategic axes to the new strategy we launched at the beginning of 2005. Fortis introduced a series of initiatives along each of them in the 12 months under review.

Drive organic growth through sharpened customer focus

- Retail Banking in Belgium and the Netherlands extended branch-opening hours, offering more flexibility to our customers.
- The 'Fortis House' concept was developed as a new European business model, bringing together teams from Commercial Banking and Private Banking. They will offer 'one-stop' financial services to a substantial niche consisting of entrepreneurs who would appreciate a single provider for all their private and business banking needs.
- Announcement of a merger between Fortis AG and FB Insurance in Belgium, to be completed in the first half of 2006. The merged unit, Fortis Insurance Belgium, will become the country's largest insurer.
- Fortis drew up a uniform and consistent policy on its financial and other relationships with the defence industry, including a specific approach to controversial weapons.
- MeesPierson set up a joint venture in the Netherlands for sustainable asset management, targeting mandates from charities, foundations and welfare organisations.

Increase focus outside Benelux

- Commercial & Private Banking opened nine Business Centres. The acquisition of Disbank also enabled us to open twelve new BCs in Turkey. Trust Offices were set up in the United Arab Emirates (UAE), Russia and Poland.
- Fortis entered into a strategic non-equity alliance in July with ICICI Bank – India's second largest – to provide wealth management services to non-resident Indian nationals around the world.
- Merchant Banking opened two offices in North America (in Calgary and San Francisco).
- Fortis was granted a banking licence in the UAE in October. Our new Dubai branch can now offer wealth management services to customers in the Middle East and Southeast Asia.
- Fortis was also granted the first operating license for the new company pension scheme in China.

Seize non-organic growth opportunities

- In January, Fortis acquired a 51% stake in a joint venture (Millenniumbcp Fortis) with Banco Comercial Português at a cost of EUR 514 million. Millenniumbcp Fortis is Portugal's biggest bancassurer.
- Fortis acquired 93.3% of Disbank – the seventh largest privately owned bank in Turkey – in two steps beginning in July. The total acquisition price was EUR 987 million. Disbank will retain its Istanbul listing.
- OutRight, a leading provider of personal lines insurance solutions in the UK, was acquired by Fortis in September, followed in December by Affinity Solutions, a financial services consultancy firm specialised in the UK's affinity market.
- Dryden Wealth Management, which offers asset management services to private and institutional customers, was bought by Fortis for EUR 84 million in October.
- Mayban Fortis – a Malaysian joint venture with Maybank – acquired Malaysia National Insurance Holdings.
- Atradius Factoring was taken over in November and is being integrated into Fortis Commercial Finance. It will shortly begin to operate under the Fortis brand. Meanwhile, a commercial agreement was concluded between Fortis and Atradius itself, a credit insurer, to use each other's European distribution networks.
- Merchant Banking signed an agreement in November to acquire Chicago-based O'Connor & Co., a leading supplier of clearing services to the US equity, futures and options markets. The acquisition was finalised in February 2006.
- Retail Banking announced the acquisition in December of Von Essen KG Bankgesellschaft, a German consumer finance bank.

Other key events

- The 2005 'Accountability Ratings', published by think-tank AccountAbility and consultancy csrnetwork, rated Fortis as the 'Most Improved' Fortune Global 100 company.
- Fortis sold 27.2 million shares in Assurant, Inc. in January via a secondary offering. The sale generated a profit of EUR 0.23 billion. A mandatory exchangeable bond was issued on Assurant, Inc. shares at the same time.
- Announcement in August that Belgolaise – Fortis's Sub-Saharan banking subsidiary – would be reorganised in line with Fortis's strategy and business structure and that the divestment plan for the African network subsidiaries would be continued.
- Interim dividend introduced in 2005.
- Fortis's Dutch general insurer, Banque Générale du Luxembourg and Disbank in Turkey were all rebranded as Fortis in the final quarter.

Where to find it

Profile

Fortis is an international provider of banking and insurance services to personal, business and institutional customers. The company delivers a total package of financial products and services through its own high-performance channels and via intermediaries and other partners.

Fortis's retail banking operations are the market leader in the Benelux region – one of Europe's wealthiest. Building on that leadership, Fortis has developed an integrated, continent-wide network to serve internationally active enterprises. The same, unique skill-set also provides high net worth individuals, enterprises and entrepreneurs with advanced financial services tailored to their specific needs. Fortis's unmatched expertise has made it a regional and in some cases global leader in niche markets like fund administration, export and project finance, shipping and commodities. Fortis successfully combines its banking and insurance skills in growth markets in Europe and Asia, and it leads the market in bancassurance in Spain and Portugal.

Fortis ranks among Europe's top 20 financial institutions, with a market capitalisation of EUR 39 billion (28 February 2006). With excellent solvency, a presence in 50 countries and a dedicated, professional workforce of 57,000, Fortis combines global strength with local flexibility.



Message from the Board of Directors

Fortis entered a new period in 2005 – Jean-Paul Votron's first full year as CEO. It has been a very exciting 12 months, which began with the Board of Directors redefining the company's ambitions and developing a new strategy.

This is a dynamic company: barely 15 years old but built on foundations stretching back almost three centuries. We have emerged from a period of restructuring with a well-balanced portfolio of six robustly positioned businesses. Our development in the past year has been nourished by strong organic growth and accelerated by acquisitions, leaving us more strongly placed than ever to grow across Europe.

We intend to make that happen by looking selectively for additional sources of growth, creating operating leverage and focusing on our competitive skills. Like every financial services company, Fortis faces ongoing reshuffling in Europe's banking and insurance sector, intensifying competition and sharpened customer demand for product superiority and operational efficiency. It is by anticipating these developments and constantly fine-tuning our offering that we will continue to succeed in the future.

Growing Fortis profitably
Fortis's leadership in the Benelux market is the rock on which we can leverage our key strengths. It is why we are well placed to defend and improve our competitive position and to deliver on our goal of becoming one of Europe's top financial institutions.

We have set ourselves the target of increasing Fortis's earnings per share by an average of at least 10% a year in the period 2005–09. We will accomplish this mainly through organic growth and by entering new markets, accelerated where appropriate by means of judicious acquisitions. By focusing on Europe and selectively growing in Asia and North America, we aim to drive the proportion of net profit generated outside the Benelux region to 30% by 2009 from 15% in 2004. At the same time, we want to maintain operating leverage of at least 250 basis points over the period 2005–09 ensuring that as we invest in Fortis's expansion our revenues rise at a faster pace than our expenses.

Meeting our objective
The growth strategy we have adopted to fulfil our ambition of becoming a top European financial institution is straightforward. We aim to grow our banking and insurance franchise profitably by focusing on Europe while pursuing selective growth in Asia and North America.

At the same time, we have to guarantee performance and coherence across Fortis. That means providing our six businesses with effective support services, combined

Our ambition: to be a top European financial institution

Competition and consolidation in Europe's financial sector are intensifying. We believe Fortis is excellently placed to grow profitably in this environment and to strengthen our competitive position by leveraging our key banking and insurance skills.

Fortis's key strengths

- One of the largest banking and insurance institutions in the Benelux region
- Management of multiple distribution channels
- Proven ability to create value through cross-border combination of banking activities and through strong bancassurance operating model
- Outstanding expertise in broker management
- Excellent track record in insurance joint ventures
- Unique, unified cross-border distribution network focusing on medium-sized enterprises and delivering state-of-the-art private banking services
- Ability to develop profitable niches within our international banking businesses
- Highly diversified business portfolio

our desire to 'Act as One'. A high-profile international advertising campaign has been launched, and a series of operations and acquisitions have been successfully integrated and rebranded as Fortis.

Focus on the customer

The key to our success is getting it right for our customers. Everything starts and ends with our ability to help get them where they want to be. That's why we constantly strive to identify and then to meet our customers' needs.

We were the first financial institution to detect a complex and growing demand on the part of medium-sized companies for cross-border banking and insurance services. As we moved to meet that demand, we also spotted a need among business owners for the management of both their commercial and their private financial affairs. Our response was to adjust our organisation and to position Fortis as the financial services provider for the enterprise *and* the entrepreneur. This is illustrated by our new 'Fortis House' concept, which we are currently rolling out across Europe and which unites all the services these customers need under a single roof.

Other customers too are looking for more than just straightforward banking and insurance products. That's why we develop Fortis solutions that protect and grow our customers' assets and which they can access through a variety of banking, insurance and intermediary channels. Having honed that successful bancassurance model in Belgium, we are now excellently placed to deliver it elsewhere. At the same time, we have developed our 'assurfinance' model – where banking products are distributed via brokers – for markets like the Netherlands.

A third example of how we have successfully detected and reacted to changing customer needs is our round-the-clock accessibility for Belgian retail customers. Our online and phone banking services are available 24 hours a day, while our 'Selfbank' terminals can be used from early in the morning to late in the evening. As of the beginning of 2006, we have a million online customers in Belgium. To serve them even better, we will go on investing in our high-performance internet banking tool.

In other words, our customers are a crucial driver of Fortis's strategy and the key to our future growth.

Great performance in 2005

The fine results we have published confirm that we are well on track to deliver the targets set out in our strategic plan. The 45% increase in net profit before results on divestments to EUR 3.5 billion has been achieved thanks to buoyant commercial activity at all our businesses, underpinned by strong capital markets and favourable operating conditions.

Organic growth remains our top priority and 2005 saw excellent results on that side, such as record mortgage production in Belgium, successful commercial campaigns in life insurance (driving up total gross inflow by 41%), and a significant net inflow of funds under management (EUR 18 billion, bringing the total to EUR 164 billion).

At the same time, we accelerated our plans last year by acting on several non-organic growth opportunities – subject in each instance to rigorous investment

Our customer focus is as strong as ever, our growth strategy is firmly on track and our financial performance outstripped the targets we set ourselves.

Highlights of Fortis's strategy

- Focus on the customer
- Grow our banking and insurance franchise profitably
- Concentrate on Europe while pursuing selective growth in Asia and North America
- Strengthen business growth with effective support services, combined with rigorous risk

Germany. This fits with our key strategic objective of growing our international business and creating a more geographically balanced portfolio.

Not only did our share outperform the market, we also returned total dividends (including a newly introduced interim dividend) of EUR 2 billion to our shareholders. Looking at our strong financial performance in 2005, the Board of Directors will propose a cash dividend of EUR 1.16 – up 12% – to the Annual General Meetings of Shareholders on 31 May 2006.

Roadmap to profitable, sustainable and controlled growth

We are extremely proud of the strong performance Fortis delivered in 2005. And our stakeholders have shared in that success too. There will be no let-up, though, in our competitive spirit or in our ambition to become one of Europe's top financial institutions.

To make that happen, we will continue to generate shareholder value through our business performance, and also through leadership, customer satisfaction and employee commitment. Not to mention good governance, social responsibility and brand strength. All these factors feature prominently in the roadmap (see page 9) that shows who we are, where we are going and how we intend to get there.

The kind of growth Fortis wants to pursue has to be responsible as well as vigorous. That means our growth path will take account of the interests of all stakeholders, including the community in which we work. We will explore our 'sustainable growth' objective in greater depth in the second *Sustainability Report* that we will publish in May 2006.

Our Board appointed Jos Clijsters and Peer van Harten to the Executive Committee at the beginning of 2005, while in the final quarter two members decided to take a different road. Joop Feilzer, Chief Institutional Relations, announced in October that he would step down from Fortis's Executive Committee. He will now devote his considerable talents to strengthening our position in the Dutch market. The end of the year, meanwhile, saw Jacques van Ek's retirement from the Executive Committee and as CEO of Insurance Netherlands, having made a significant contribution to the development of our insurance operations in the Netherlands. We are sincerely grateful to Joop and Jacques for their commitment and achievements at Fortis. Peer van Harten will use his experience to fuel further growth at both Insurance International and Insurance Netherlands. Jos Clijsters will head up and further develop all of Fortis's retail banking activities.

We would also like to pay tribute here to Jaap Glasz – co-chairman of Fortis from 2002 to 2004 – who passed away in October. Jaap's immense experience and wisdom contributed a great deal to the leadership provided by the Fortis Boards, the internationalisation of which was also substantially attributable to him.

Let us conclude by warmly thanking our customers for their ongoing trust and our employees for the passion, commitment and entrepreneurship that drove this great set of results. We believe that these have put us on the right road for the future.

We are determined to sustain our progress and to provide an attractive proposition for our customers, employees, shareholders and other stakeholders, while fully preserving our robust financial health.





Ambitious and committed

Here at Fortis we know just what it means to break new ground. Having become Europe's first cross-border financial services company in 1990, we spent the rest of the decade carrying out a series of important acquisitions. When the new century began and the economic environment turned sluggish, we switched our focus to integrating our operations, exploiting synergies and improving cost efficiency.

As we finalised this consolidation process in 2004, we embarked on the next phase of our strategic journey, setting out our long-term ambitions for 2009. Fortis is one company with two highly profitable activities: banking and insurance. What we want to do now is to accelerate our growth while maintaining our tight grip on costs and risks. *In other words, we're targeting profitable, sustainable and controlled growth.*


A top European provider of banking and insurance services
Realise profitable growth within existing and new markets
Create an integrated financial services provider in Benelux
Create a leading Benelux company
First cross-border merger in Europe
Profitable growth
Sharpened customer focus
Organic growth, strategic partnerships and selective acquisitions
Efficient support platforms
One strong Fortis brand
Consolidation
Integration of Fortis Bank
Integration of Fortis ASR
Cross-border synergies
Cost reduction
Acquisitions
Acquisitions in Benelux and North America
1990
1991-1999
2000-2004
2005-2009
2009

Did you know that Fortis... has been active in the world of finance for nearly 300 years? Our

Roadmap to profitable, sustainable and controlled growth

Who we are

We are a real financial partner for our customers. A partner who understands what they care about most and who can grow with them.

We are responsible and trustworthy, and can draw on a long and rich leadership history.

We offer our customers smart and pragmatic solutions that get them where they want to be.

And we share that same positive energy with our employees, shareholders and the community.

Where we're going

Fortis aims to be a top European financial institution, while pursuing selective growth in North America and Asia.

Growth strategy:

- Sharpen customer focus and stimulate revenue growth
- Increase profit contribution from outside Benelux
- Grasp non-organic growth opportunities (acquisitions, strategic partnerships)
- Create efficient support platforms

How we'll get there

- Operate under one Fortis brand with a strong identity
- Deepen our relationships with customers by offering them relevant, meaningful and differentiated products and services
- Leverage our sales and distribution capabilities
- Unlock the potential of committed employees
- Focus on leadership development
- Strengthen risk control
- Enhance performance management
- Apply principles of sustainable development

This roadmap to growth puts the focus firmly on our customers. They are the ones who drive what we do. It is our customers who determine how we are going to serve them and where. Getting them to where they want to be, giving them solutions to protect and grow their assets and delivering superior value: that's how we'll be able to make the difference.

Effective operating model
Our goals are profitable growth and a bigger share of earnings from outside the Benelux region. To get there, we have to modify our organisation and cultivate strong leadership.

A new management structure, focusing on shared objectives and clearly defined performance targets, has been bedding down since the beginning of 2005. Responsibility for the success of Fortis as a whole rests firmly and collectively with the members of the Executive Committee.

Strong leadership means that management has to lead by example – by stimulating creativity and entrepreneurship, being ambitious and keeping one step ahead of shifts in our markets. We have to have the right people in the right place if our growth strategy is to succeed. Hence the targeted initiatives we have developed at senior and middle management level, including leadership training and a more rigorous performance evaluation process. The leadership skills and accountability of our most senior 3,000 managers are being assessed, in order to establish an even stronger performance culture, while simultaneously creating additional opportunities for talented individuals.

We will also make sure that our HR and incentive programmes are sufficiently

Grow our banking and insurance franchise profitably
Although our core banking and insurance businesses are now well established, there is room to serve our customers even better. We can do that in several ways: by increasing our physical presence in key markets outside the Benelux region, leveraging our sales and distribution capabilities more effectively, and deepening our relationships with customers through effective cross-selling. In other words, delivering the total power of the Fortis brand to the customer.

Retail Banking is expected to strengthen its Benelux market position by raising overall customer satisfaction. The business is also due to speed up the rollout of our successful consumer finance operations outside the Benelux region and to make further progress integrating the operations of the former Disbank.

Merchant Banking, meanwhile, is launching a comprehensive plan to deepen its already strong customer relationships and to improve cross-selling. We will also expand our coverage of selected customer franchises, such as shipping and commodities, and product niches like structured finance. That too should foster strong growth outside Benelux.

Commercial & Private Banking will continue to expand in Europe by opening new Business Centres in the next four years. That will give us a presence of around 135 BCs, enabling us to double our market share to 10% of internationally active, medium-sized European companies. At the same time, leveraging the network should help us achieve strong growth in funds under management at Private Banking. We can likewise exploit our proven skills to seize growth opportunities in the European leasing and factoring market and become a top player in these attractive niches.

At Insurance Belgium we aim to extend our market leadership by continuing to fine-tune our bancassurance model and our intermediary distribution channel. The integration of the Fortis AG and FB Insurance operations into Fortis Insurance Belgium is expected to generate synergies and flat costs in real terms in the period to 2009. Additional inflows should result, meanwhile, from the extension of the agreement with Banque de La Poste to include insurance products.

Insurance Netherlands is currently completing the process of integration with the aim of achieving zero cost growth and a solid base for further profitable expansion. We will capitalise on the excellent broker relationships we have built up and further develop our bancassurance operations.

Cornerstones of profitable growth

Grow our franchise profitably
- Sustained retail focus in banking and insurance
- Commercial & Private Banking is the backbone of our pan-European expansion
- Merchant Banking: continued growth in Benelux and investment globally in selected customer and product niches
- Accelerating growth at Insurance International

Geographic focus
- Further growth in Benelux markets
- Focus on Europe
- Selective growth in North America and Asia

Effective support platforms
- Organisational structure to guarantee performance and coherence across Fortis
- Leveraging financial resources and integration experience in pursuit of organic and external growth
- Create one strong international brand

Hoop dreams

Maxime De Zeeuw's dreams of top-flight basketball came true last year when the talented 18 year-old took the court for Belgian first-division team Verviers-Pepinster. Fortis Basketball School helped get him there. Attached to the club, which we also sponsor, the School means promising youngsters like Maxime can get professional training without missing out academically.


14

Insurance International, finally, has been identified as an important driver of growth beyond the Benelux countries. The business's proven skills – such as bancassurance, honed in Spain, Portugal and Malaysia, and its motor insurance expertise in the UK – will be transferred to new and existing markets. At the same time, use of multiple entry strategies to accelerate growth in Europe and Asia will also help us to grow strongly.

Geographic focus

Organic growth remains our priority. We will go on investing in customer satisfaction to further strengthen our market share in the Benelux region. And we will use Fortis's domestic leadership to target European operations that line up closely with our core competencies. That's why, for example, we opened seven Business Centres in Europe, three of them in new countries. Promising opportunities for Merchant Banking in North America and Asia are being considered, and insurance operations in Asia have also been earmarked as an important spearhead for growth. Gross inflow in Life at Insurance International, for instance, nearly tripled to EUR 3.6 billion and net profit increased by 69%.

At the same time, we will continue to take advantage of non-organic growth opportunities to accelerate our plans, while always adhering to strict investment criteria. We made great strides in 2005 towards meeting our goal of generating 30% of net profit outside the Benelux countries by 2009. We acquired Disbank, Turkey's seventh largest privately owned bank, which was already active in most of the same banking operations as Fortis. The acquisition of Dryden Wealth Management, meanwhile, will strengthen our footprint in wealth management services to private and institutional customers in the United Kingdom, Asia and other important markets. It also adds EUR 8 billion to our funds under management. Merchant Banking has signed an agreement to acquire Chicago-based O'Connor & Co., a leading provider of clearing services to the US equity, futures and options markets. Operations at Millenniumbcp Fortis – Portugal's largest bancassurer – have started well, and we have strengthened our UK insurance activities by acquiring OutRight, one of the UK's top suppliers of personal lines insurance solutions. And at the end of the year, we announced the acquisition of German consumer finance bank Von Essen KG Bankgesellschaft.

Effective support platforms

We were fully aware as we embarked on the next stage of our ambitious journey that all our businesses have to be able to rely on two critical support functions: the offices of the Chief Financial Officer (CFO) and Chief Operating Officer (COO).

The CFO Office is tasked with tracking and reporting on the financial performance of our businesses. Its job is to continuously challenge our investment strategy from a long-term perspective to ensure that we produce maximum value for our shareholders at all times.

The COO Office represents a new approach at Fortis, the wide-ranging scope of which gives it a critical role in the implementation of our strategic planning. The Office covers all the cross-business functions that fall under the responsibility of the Chief Operating Officer: Information Services & Technology, Human Resources, Facility Management & Purchasing, Legal & Compliance, Risk Management and Operations. Its mission is to help the businesses grow in a controlled way by providing them with efficient and easy to roll out support platforms, combined

Strict investment criteria

Business focus
- Acquisitions have to fit our strategy
- Both partners should be able to add or derive value from the acquisition

Resource focus
- Acquisitions must bring us a valuable customer base, specific product capability and/or extension of existing skills
- There has to be a good cultural fit
- Possibility of swift integration

Financial focus
- The return on investment (ROI) must at least equal the cost of equity within three years
- Several valuation techniques are used taking into account the specific risk profiles of the acquired business
- EPS impact should be at least neutral after two years

Keen to perform

Execution will be crucial if we are to realise our profitable growth strategy. Hence the beefed-up performance management culture we have been putting into place. As part of that culture, Fortis's overall financial objectives have been translated into concrete, business-specific indicators, represented in the form of 'dash-boards'. In addition to traditional financial elements like income, volumes, margin and cost ratios, these incorporate customer and market-related factors such as customer satisfaction, market penetration and employee satisfaction. The CFO Office monitors and analyses the perform-ance data generated in this way to

In its first full year of operation, the COO Office yielded EUR 81 million in savings, resulting in 0% COO cost growth. Half of these savings were delivered by Operations, thanks to a reduction in the number of FTEs and process improvements. The remainder came predominantly from Facility & Purchasing and Information Services & Technology.

Investing in our people

The results of our first Fortis-wide Employee Motivation Survey were analysed and acted on in 2005. The purpose of the survey was to measure our employees' level of job satisfaction with a view to identifying areas for improvement. The key priorities that emerged included an enhanced focus on leadership, which has now been addressed by Human Resources. Several initiatives have been launched, including the 'Leadership for Growth' programme – an intensive training course which will be followed by some 3,000 of our managers, focusing on what we have identified as required leadership behaviour.

This emphasis on leadership and a winning mentality, backed up by significant investment in stronger performance management, career development and mobility, will help our talented employees to differentiate Fortis from our competitors.

To serve our customers even better, we have shifted the mix of the workforce in favour of customer-facing roles. Net hiring resulting from organic growth amounted to 700 people in 2005. The average number of training days per employee (in FTEs) increased by 20%, from 3.5 in 2004 to 4.2 in 2005.

Our intensified focus on diversity is another area in which Human Resources is heavily involved. We have drawn up a Diversity Action Plan that sets out to enhance respect between employees, regardless of their social or cultural background, and to maximise each individual's opportunities for personal development. The plan also aims to use the power of diversity to benefit the organisation as a whole. Not to mention increasing mobility, both geographically and between businesses.

Workforce

End 2005	**Number of employees**	**Number of FTEs**
Belgium	23,908	22,778
Netherlands	13,540	12,434
Turkey	4,654	4,654
UK	3,746	3,497
France	2,859	2,820
Luxembourg	2,766	2,602
Poland	1,045	1,016
Other countries	4,570	4,444
Total	**57,088**	**54,245**

Innovation and entrepreneurship

Fortis Venturing provides us with another way of investing in our people. This unique asset continues to prove its business value by stimulating entrepreneurship on the part of Fortis employees and others. In addition, it serves as an incubator for innovative and potentially lucrative products and services. Since commencing operation in 2001, the unit has developed an opportunity

One strong international brand
Another key element in getting us where we want to be is to move steadily towards a single Fortis brand across all our businesses. Our 'Act as One' philosophy means we want to operate as one company with a strong identity. To that end, our banking operations in Luxembourg and Turkey and our insurance activities in the Netherlands were all rebranded as Fortis in the final quarter of 2005. Work also began in that quarter on restyling the Fortis brand across the entire organisation. In December, we launched a major international brand campaign. The theme – 'Getting you there' – represents our passion and commitment to going the extra mile and delivering results for our customers. In so doing we hope to maintain their trust and loyalty in the future. The campaign will raise awareness of Fortis as a whole, while also creating a solid platform on which our individual businesses can present their own unique propositions.


FORTIS
4532

Our ambitious long-term targets (2005–09)
The sophisticated performance management process described above is built around a series of ambitious long-term strategic and financial targets for the creation of shareholder value. The scorecard shown here gives an idea of what progress we made in 2005 towards meeting those targets.

Scorecard

	2005–09 targets		2005 performance
Strategic targets	• Strong focus on organic growth	✓	
	• Sharpened customer focus as key to sustainable and profitable growth	✓	
	• Increase non-Benelux net profit share to at least 30% by 2009	✓	18%
	• Seize non-organic growth opportunities to accelerate our plans	✓	10 acquisitions for EUR 1.5 billion
Financial objectives	• Average annual growth of net profit (excluding results on divestments) per share of at least 10%	✓	45%
	• Average operating leverage of more than 250 basis points, to ensure that investments lead to stronger revenue growth relative to underlying costs,		
	- in banking	✓	12%
	- in insurance	✓	14%
	• Risk-adjusted return on risk-adjusted capital (RARORAC) of at least 15%	✓	22%
	• Stable, growing dividend	✓	12%



Getting you there safely

Getting learner drivers out onto the road safely is always a worry. That's why Fortis Venturing invested in VSTEP last year. The Rotterdam-based company creates 'virtual experiences' to make training less hazardous. From the navy to the railways, its simulators make a big difference. Fortis Venturing is our enterprise champion: its mission is to nurture the entrepreneurial skills and imagination of our employees and associates. So far, it has turned 28

Getting you started

Sometimes it's the simplest dreams that are the most powerful. To express yourself, to build a home, to make your mark. Fortis is the financial partner that can get you and your family where you want to be.





Management's Discussion and Analysis

Fortis is publishing its full-year 2005 and 2004 results under the new International Financial Reporting Standards (IFRS) as adopted by the European Union. Under IFRS hedge accounting may not be applied retroactively to the 2004 accounts. However, to facilitate comparison, Fortis has published a set of pro forma results for 2004, taking account of the existing hedging strategies. It is applying hedge accounting from 2005 onwards to reflect the underlying economic reality and hence to reduce accounting volatility. The analysis in this Annual Review refers to movements in the results compared with the pro forma full-year 2004 results, to which hedge accounting was applied.

Fortis applies the fair value option to certain amounts recorded under 'due from customers', 'due to customers', 'debt certificates' and 'subordinated liabilities'. As a result, these items have been revalued in the income statement retroactively to 1 January 2004.

This Management's Discussion and Analysis should be read in conjunction with the 2005 Financial Statements and Auditors' reports.

Consolidated income statement[1]

(in EUR million)	**2005**	**2004**	**2004** (pro forma)
Income			
Interest income	66,845	54,223	54,223
Insurance premiums	12,919	11,576	11,576
Dividend and other investment income	918	845	845
Share in result of associates and joint ventures	157	204	204
Realised capital gains (losses) on investments	1,642	1,580	1,580
Other realised and unrealised gains and losses	878	(940)	20
Fee and commission income	3,124	2,733	2,733
Income related to investments for unit-linked products	3,224	1,129	1,129
Other income	712	577	577
Total income	**90,419**	**71,927**	**72,887**
Expenses			
Interest expense	(60,227)	(47,966)	(47,966)
Insurance claims and benefits	(11,788)	(10,721)	(10,721)
Charges related to unit-linked products	(3,709)	(1,092)	(1,092)
Change in impairments	(235)	(380)	(380)
Fee and commission expense	(1,615)	(1,516)	(1,516)
Depreciation and amortisation of tangible and intangible assets	(548)	(469)	(469)
Staff expenses	(4,291)	(3,778)	(3,778)
Other expenses	(2,856)	(3,116)	(3,116)
Total expenses	**(85,269)**	**(69,038)**	**(69,038)**
Profit before taxation	**5,150**	**2,889**	**3,849**
Income tax expense	(1,164)	(510)	(827)

Consolidated balance sheet (before appropriation of profit)

(in EUR million)		31 December 2005		31 December 2004
Assets				
Cash and cash equivalents		21,822		25,020
Assets held for trading		62,705		60,320
Due from banks		81,002		64,197
Due from customers		280,759		227,834
Investments:				
• Held to maturity	4,669		4,721	
• Available for sale	179,020		153,543	
• Held at fair value through profit or loss	5,127		3,391	
• Investment property	2,546		2,304	
• Investments in associates and joint ventures	1,706		2,209	
		193,069		166,168
Unit-linked investments		25,667		16,853
Reinsurance, trade and other receivables		9,557		6,545
Property, plant and equipment		3,197		3,133
Goodwill and other intangible assets		1,922		672
Accrued interest and other assets		49,294		43,343
Total assets		**728,994**		**614,085**
Liabilities				
Liabilities held for trading		50,562		51,483
Due to banks		175,183		121,037
Due to customers		259,064		224,583
Liabilities arising from insurance and investment contracts		56,109		48,940
Liabilities related to unit-linked products		26,151		17,033
Debt certificates		77,266		71,777
Subordinated liabilities		13,757		13,345
Other borrowings		1,699		2,861
Provisions		907		852
Current and deferred tax liabilities		3,629		3,464
Accrued interest and other liabilities		45,011		43,033
Total liabilities		**709,338**		**598,408**
Shareholders' equity		**18,929**		**15,337**
Minority interests		727		340
Total equity		**19,656**		**15,677**
Total liabilities, minority interests and shareholders' equity		**728,994**		**614,085**

[1] 'Net profit' in this Annual Review corresponds to the 'net profit attributable to shareholders' as reported in this table and in the Financial Statements; 'net profit before results on divestments' corresponds with 'net profit attributable to shareholders' minus the results (net of tax) realised on major divestments by Fortis. The consolidated income statement for 2004 relates to pro forma figures: the item 'other realised and unrealised gains and losses' includes a EUR 960 million pro forma pre-tax result for fair value hedges and the item 'income tax expense' includes a EUR 318 million pro forma additional tax expense. These pro forma figures have not been audited by the external auditors.

Income statement

Net profit before results on divestments went up 45% to EUR 3,498 million. Results across Banking, Insurance and General all improved considerably. Net profit increased by 32% to EUR 3,941 million in 2005 from EUR 2,995 million in 2004.

Banking

(in EUR million)	2005	2004 (pro forma)	change
Net interest income	4,653	4,526	3%
Net commissions and fees	2,290	2,119	8%
Realised capital gains (losses)	712	516	38%
Realised and unrealised gains (losses)	805	46	*
Dividend and other investment income	258	225	15%
Other income	273	260	5%
Total revenues	**8,991**	**7,692**	**17%**
Change in impairments	(209)	(208)	0%
Net revenues	**8,782**	**7,484**	**17%**
Staff expenses	(3,370)	(2,963)	14%
Other operating and administrative expenses	(2,233)	(2,381)	-6%
Total expenses	**(5,603)**	**(5,344)**	**5%**
Profit before income tax	**3,179**	**2,140**	**49%**
Income tax	(734)	(518)	42%
Minority interests	11	14	-20%
Net profit	**2,434**	**1,608**	**51%**
Results on divestments	0	18	
Net profit before results on divestments	**2,434**	**1,590**	**53%**

Net profit before results on divestments advanced 53%, from EUR 1,590 million to EUR 2,434 million.

Total revenues in 2005 (net of interest, commissions and fees) climbed 17% to EUR 8,991 million, as a result of buoyant customer activity and strong results linked to capital markets.

Net interest income rose by 3% compared with last year. Net commissions and fees went up 8% to EUR 2,290 million thanks to a very strong fourth quarter in both Retail Banking and Commercial & Private Banking. The increase in other revenues was driven mainly by the 15% rise in dividend and other investment income, predominantly in Merchant Banking.

The change in impairments remained flat compared with last year at EUR 209 million, while the credit loss ratio dropped to 10 basis points from 13 basis points in 2004. This is still

Total expenses went up 5% to EUR 5,603 million. Staff expenses rose by 14% to EUR 3,370 million, reflecting new hirings at Commercial & Private Banking and Merchant Banking, higher variable remuneration linked to improved results and the EUR 135 million impact of investments in upgrading the quality of management. The total number of FTEs rose 15% to 41,162, due chiefly to the integration of Fortis in Turkey, the aforementioned hirings in strategic growth areas and some smaller acquisitions, such as Dryden Wealth Management and Atradius Factoring. Meanwhile, other expenses came down 6%, partly as a result of the initial effects of previously announced cost savings plans. The cost/income ratio consequently improved to 62.3% from 69.5%. Strong revenue growth combined with a controlled increase in costs resulted in an operating leverage of 12%.

Net inflow at Private Banking (EUR 3.3 billion) and Fortis

the end of 2004 to EUR 278 billion at year-end 2005. Almost half of this growth is related to the increase in reverse repo agreements, while the other half can be attributed to residential mortgages and growth in commercial and corporate lending. Credit risk-weighted commitments rose 22% from year-end 2004 to EUR 198.2 billion, fuelled by expanding lending operations and the consolidation of Fortis in Turkey.

A treasury centre for banking operations will be set up, in line with our policy of centralising support functions. Following an evaluation of the different options across Europe, Belgium has been chosen as the best location for this centre. The move will lead to more efficient and transparent use of resources allocated to this activity.

Employees
(in FTEs)


50000
40000
30000
20000
10000
0
35,922
41,162
2004
2005

Cost/income ratio
(in %)


100
80
60
40
20
0
69.5
62.3
2004
2005

Credit loss ratio
(in basis points)


15
12
9
6
3
0
13
10
2004
2005

Non-performing loans as % of total loans to customers


5
4
3
2
1
0
2.6
2.3
2004
2005



Turkish Scoutmaster

When he's not managing our Investment Banking operations in Eskisehir, Turkey, or looking after his own kids, Turgut Onaral works as a Scout Leader, helping youngsters to build their knowledge and confidence. "Scouting," he says, "is an educational programme that creates better human beings, both physically and mentally. It teaches children about life by offering them new experiences."

Fortis in Turkey

Disbank, Turkey's seventh largest privately owned bank, was acquired by Fortis in July 2005 and Fortis rebranded in November. The early days have been very promising, with the bank already contributing net profit of EUR 35 million in the second half of 2005. Its total revenues amounted to EUR 182 million, while total expenses stood at EUR 142 million. The fourth quarter was dominated by the successful rebranding campaign, for which a one-off charge of EUR 17 million was taken.

Fortis is now active in retail, merchant, commercial and private banking in Turkey, where we stand out from our competitors in terms of quality and innovative services, like leasing, factoring, investment banking, portfolio management, and pension funds.

Cooperation and the exchange of best practices have begun in earnest now that Fortis's organisational structure, based around businesses and support functions, is firmly in place. We have set ourselves the ambitious target of doubling our current 2.5% share of the market by the end of 2009. To that end, we will continue to expand our Turkish branch network with the goal of achieving comprehensive market coverage. That will entail raising the number of branches from 186 in 2005 to around 300. At the same time, staff numbers will rise from 4,654 today to 6,300 by the end of 2009.


Executive of the year
Tayfun Bayazit, CEO of Fortis in Turkey, has been elected "Executive of the Year 2005" by readers of the Turkish financial daily *Dunya*. The award acknowledged the key role he played in Disbank's acquisition by Fortis and its subsequent rapid rebranding.

Why was Fortis attracted to Disbank?

- Much-improved operating environment in Turkey
- Large and rapidly growing market with young and dynamic population of over 70 million
- Strong national tradition of entrepreneurship, with numerous deeply rooted small and medium-sized enterprises
- Solid financial structure
- Top-notch management team leading a young and well-educated workforce
- Highly developed information technology systems and alternative distribution channels

Retail Banking in Turkey

2005 Operational highlights

The goals in 2005 were to boost customer acquisition, to increase penetration within the existing client base, and to enhance performance measurement.

We organised 33 Customer Relationship Management campaigns targeting over 200,000 customers. These focused on asset-based (deposits, bonds and mutual funds) and unit-based products (standing orders, insurance and overdraft facilities), and resulted in a 21% sales ratio. Mortgages and car loans were major sources of customer acquisition and cross-sale proposals.

An innovative and customer-focused bancassurance partnership was introduced on the insurance side. Cross-selling between the bank and insurance channels was intensified, with branch staff referring potential pension customers to the financial advisors.

Service levels were upgraded at alternative delivery channels and consumer finance operations and credit card rules and policies were updated.

2006 Focus

Intensive efforts for customer acquisition by cross-selling and effective performance measurement will be the main items on the agenda. There will also be a strong emphasis on increasing our service quality while gaining further market share. At the same time, we will closely align our services and commercial organisation with our customers' needs and expectations.

Financial packages and bundled products will be developed for professional customers, such as doctors, dentists, pharmacists, lawyers and architects.

A state-of-the-art credit monitoring infrastructure will help Retail Banking increase exposure without sacrificing

	2005 Operational highlights	2006 Focus
Merchant Banking in Turkey	Merchant Banking operated with five business lines and 132 full-time employees in 2005. Its new organisation, fully integrated with Fortis, is providing a competitive edge, enabling Merchant Banking to leverage favourable market conditions with booming privatisation and M&A activity. • The Corporate & Institutional Banking team had a key role in several landmark deals in 2005. • We extended our skills at Global Markets, dealing with complex local and international product structures. • Fortis is one of Turkey's 12 primary fixed-income dealers and ranks among the top banks in terms of foreign currency and Eurobond transactions. We also achieved 15-fold growth in derivative volumes. • The Corporate Finance Capital Markets team completed a sell side advisory process in the sale of four shopping malls. • Fortis Securities, with its 28,000 retail clients, of whom 40% trade online, ranked in the top ten bank-affiliated brokers by volume. • The Specialised Finance team, established in late 2005, has already completed three transactions worth a total of EUR 100 million.	Turkey is expected to sustain its outstanding macroeconomic performance in 2006, presenting ample opportunities for our clients and our own activities. Merchant Banking will continue to expand its franchise and market share by responding to the evolving needs of the market and introducing innovative products. We aim to become one of the leading players in this segment of the Turkish market.
Commercial & Private Banking in Turkey	Commercial Banking has some 5,600 customers in Turkey. The newly added Private Banking operations will enable the business to pursue Fortis's overall strategy in this segment of becoming the bank of choice for enterprise and entrepreneur alike. Our international Business Centre network was extended by the addition of twelve new BCs in high-potential areas in Turkey, covering over 90% of the country's foreign trade and over 80% of loan and deposit volumes. Three of the new Turkish BCs will operate as 'Fortis Houses', at which private bankers will work alongside relationship managers from Commercial Banking. A number of specialised financial services – including leasing, factoring, global cash management and trust – have also been deployed to the new Business Centres.	We will further roll out the 'Fortis House' model by recruiting more account managers and private bankers. Having already achieved an 8% wallet share in terms of loans for Commercial Banking clients, our aim is now to double our market share by 2010. We will also extend our service offering for Private Banking customers. In leasing and factoring, the focus will again be on doubling our actual market share of approximately 5% by 2010.

For accounting purposes, the financial details of our Turkish operations have been reported under 'Other Banking' as of the third quarter of 2005. From 2006 onwards, these figures will be included as part of the various businesses.

Insurance

(in EUR million)	2005	2004 (pro forma)	change
Life			
• Gross written premiums	8,256	6,668	24%
• Investment contracts without DPF	3,225	1,455	*
Gross inflow Life	**11,481**	**8,123**	**41%**
Gross written premiums Non-life[1]	**4,775**	**4,636**	**3%**
Operating costs	**(1,256)**	**(1,310)**	**-4%**
Technical result			
• Life	691	577	20%
• Non-life	537	412	30%
Allocated capital gains	206	150	37%
Operating margin	**1,434**	**1,139**	**26%**
• Life	858	705	22%
• Non-life	576	434	33%
Non-allocated other income and charges	298	513	-42%
Profit before income tax	**1,732**	**1,652**	**5%**
Income tax	(473)	(371)	28%
Minority interests	34	9	*
Net profit	**1,225**	**1,272**	**-4%**
Results on divestments	0	145	
Net profit before results on divestments	**1,225**	**1,127**	**9%**

[1] Excluding EUR 503 million in gross written premiums from Assurant in January 2004 for comparison purposes

Value added by new life business
(in EUR million)


375
300
225
150
75
0
216
300
2004
2005

Employees
(in FTEs)


15000
12000
9000
6000
3000
0
12,937
13,083
2004
2005

Combined ratio
(in %)


120
90
60
30
0
100.3
97.3
99.3
97.1
93.2
96.0
2004
2005
Property & Casualty
Total
Accident & Health

Net profit before results on divestments increased by 9% to EUR 1,225 million. A 40% rise in the Non-life result to EUR 475 million (as the combined ratio improved from 99% to 96%) and a 5% improvement in net profit in the Life businesses, to EUR 748 million, more than compensated for

Our insurance operations closely manage movements in their cost base. Operating costs at our insurance business dropped 4% to EUR 1,256 million. Excluding Assurant, operating costs were up 13% year-on-year due to the inclusion of Millenniumbcp Fortis, costs related to the

Life

Gross inflow at Life advanced 41% to EUR 11.5 billion. Almost two thirds of the EUR 3.4 billion increase was due to the consolidation of Millenniumbcp Fortis as of January 2005, while the remainder can largely be attributed to the 23% rise in Belgium, which boasted record fourth-quarter sales. Excluding the sale of Assurant and the acquisition of Millenniumbcp Fortis, gross inflow was still up a healthy 18% on the back of the aforementioned strong sales in Belgium and double-digit growth in Luxembourg and France.

The operating margin at Life improved in 2005 by 22% to EUR 858 million. Although all businesses contributed to this growth, more than half of it was due to better investment margins in Belgium. The performance of Millenniumbcp Fortis and the return to profitability in France were also responsible for this upward trend.

The embedded value of life insurance operations provides additional information on the value of the contracts in force and the value of new business. The 2005 figures have been calculated in accordance with the European Embedded Value (EEV) principles for the first time. After taking account of the dividend payment to Fortis, EEV reached EUR 10.8 billion at year-end 2005. In keeping with our strategy of focusing on profitable growth, value added by new business (VANB) grew substantially faster than new sales, resulting in a 12 basis-point increase in the new business margin to 2.94%. Growth was mainly driven by the higher proportion of sales generated through the banking channel in Belgium, the contribution of Millenniumbcp Fortis and improved margins at Insurance International.

Non-life

Gross written premiums at Non-life increased 3% (excluding gross written premiums of EUR 503 million at Assurant in 2004). All product branches in Belgium and International contributed to this rise. The 6% decrease in gross written premiums at Non-life in the Netherlands was due to a stricter acceptance policy at Motor (-9%) and to an amendment in accident and health legislation, resulting in a repayment of premiums (-7%).

The operating margin at Non-life increased by 33% to EUR 576 million, reflecting sharply higher technical results (+30% to EUR 537 million), particularly at Insurance Netherlands and Insurance International. All product branches contributed to this growth.

The combined ratio for Non-life improved by 330 basis points to 96.0%, driven by Property & Casualty and Accident & Health. This improvement can be attributed to premium growth, a favourable claims environment in terms of frequency and severity, and a lower expense ratio.

General (including eliminations)

(in EUR million)	**2005**	**2004** (pro forma)	**change**
Insurance premiums	(75)	(115)	-35%
Net interest income	(233)	(257)	-9%
Net commissions and fees	0	1	*
Realised capital gains (losses)	437	395	11%
Realised and unrealised gains (losses)	57	(49)	*
Dividend and other investment income	(1)	(13)	-91%
Other income	(59)	0	*
Total revenues	**126**	**(38)**	*
Change in impairments			*
Net revenues	**126**	**(38)**	*
Technical charges	163	192	-15%
Staff expenses	(53)	(58)	-8%
Other operating and administrative expenses	3	(39)	*
Total expenses	**113**	**95**	**19%**
Profit before income tax	**239**	**57**	*
Income tax	43	62	-31%
Minority interests	0	3	*
Net profit	**282**	**116**	*

The unusually high net profit at General in 2005 and 2004 (EUR 282 million and EUR 116 million respectively) was related to the positive impact of the divestment of Assurant in the first quarter of these years. Excluding this factor, the net loss at General decreased from EUR 306 million to EUR 161 million.

The decrease in net loss at General was due primarily to higher realised and unrealised capital gains related to some financing instruments that are marked-to-market and fewer adjustments for treasury shares. Net interest income was higher than last year as the proceeds of the divestment of Assurant raised the cash position at General.

Solvency

(in EUR million)	31 December 2005	31 December 2004	change
Shareholders' equity	**18,929**	**15,337**	**23%**
Minority interests	727	340	
Hybrid loans	4,080	4,155	
Revaluation of real estate to fair value	1,678	1,549	
Revaluation of bonds, net of shadow accounting	(2,582)	(2,977)	
Reversal of non-trade derivatives and hedge accounting	696	1,458	
Goodwill	(715)	(77)	
Treasury shares	313	267	
Net core capital	**23,126**	**20,052**	**15%**
Solvency requirements:			
• Floor	19,300	16,371	
• Cap	24,238	20,679	
Bank:			
• Risk-bearing capital	22,210	19,969	11%
• Risk-weighted commitments	212,095	172,391	23%

Shareholders' equity grew to EUR 18.9 billion, up EUR 3.6 billion compared with 2004, mainly due to movements in the retained profit and the revaluation of investments.

On 31 December 2005 net core capital stood at EUR 23.1 billion, which was 120% of Fortis's own floor. Net core capital is calculated conservatively and excludes any unrealised capital gains on the bond portfolio, goodwill and any elements of embedded value.

The Tier 1 ratio at Fortis Bank came down from 8.3% at the end of 2004 to 7.4% at year-end 2005. The decline was due mainly to the sharp rise in risk-weighted commitments related to organic growth of the businesses and the acquisition of Disbank in the third quarter. Fortis has reported its solvency figures on the basis of Belgian GAAP, as required by the Belgian supervisory authorities. As of the first quarter of 2006, solvency reporting will be based on IFRS as adopted by the European Union. Note 3 of the Financial Statements explains the differences between Belgian GAAP and IFRS.

Net core capital (in EUR million)


25000
20000
15000
10000
5000
20052
23126

Tier 1 ratio (in %)


10
8
6
4
2
8.3
7.4

Total capital ratio (in %)


15
12
9
6
3
11.6
10.5

Key figures

Breakdown by business	Net profit		RARORAC		FTEs	
	2005	2004	2005	2004	2005	2004
Retail Banking	23%	19%	26%	15%	26%	30%
Merchant Banking	27%	16%	22%	11%	8%	8%
Commercial & Private Banking	13%	17%	18%	19%	11%	11%
Other Banking	3%	4%	-	-	31%	24%
Insurance Belgium	13%	16%	30%	31%	9%	11%
Insurance Netherlands	15%	16%	27%	30%	9%	10%
Insurance International	6%	4%	35%	29%	6%	6%
Other Insurance	-	8%	-	-	-	-
Fortis (excl. General)	100%	100%	22%	16%	100%	100%
Fortis (incl. General)	EUR 3,941m	EUR 2,995m			54,245	48,859
• Banking	62%	54%	20%	14%	76%	74%
• Insurance	31%	42%	30%	30%	24%	26%
• General	7%	4%	-	-	-	-

In the sections that follow, you will find a description of each business, together with operational highlights in 2005, detailed figures, and the focus in 2006.

Auditors' statement

We have audited the financial information contained on pages 16 and 17 of this Annual Review, which is derived from the 2005 Financial Statements of Fortis as audited by us. We issued an unqualified auditors' report on these Financial Statements on 8 March 2006.

The pro forma consolidated income statement for 2004, contained on page 16, has not been derived from the Financial Statements; this information has not been subject to our audit procedures.

The financial information referred to above is the responsibility of the management of Fortis. Our responsibility is to express an opinion on the financial information based on our audit.

In our opinion, the financial information corresponds in all material respects with the Financial Statements from which it is derived. For a more comprehensive view of the financial position and results of the company and the scope of our audit, the financial information should be read in conjunction with the complete Financial Statements from which it is derived and the auditors' report we issued in respect of those Statements.

Amstelveen, 8 March 2006

Brussels, 8 March 2006

Retail Banking

Business profile

We offer our financial services to retail customers – individuals, self-employed people, members of the independent professions and small businesses – through our Retail Banking business. We operate through a variety of distribution channels in the Benelux countries to deliver service and advice on every aspect of individual banking, saving, investment, credit and insurance. Retail Banking is also active in France and Poland, where we are a niche bank focusing on advice to professionals, business owners and executives. Our extensive retail portfolio in Turkey is served by a full and tailored product offering.

Over 14,000 employees at Retail Banking contribute 23% of Fortis's net profit. We provide our financial services to more than six million customers via a range of distribution channels: 1,620 branches, 2,511 Selfbank terminals and ATMs, online banking and telephone banking.

Business strategy

Our strategy at Retail Banking is to work constantly to align our services and distribution channels with what our customers want and expect. It is by raising customer satisfaction in this way that we will be able to sustain our profitable growth track. We aim to grow in both mature and emerging markets, while also building our consumer finance business.

In mature markets like the Benelux countries, we will continue to focus on our customers by differentiating between segments, selectively deepening relationships and offering integrated, multi-channel accessibility. At the same time, we will launch growth initiatives in emerging markets to fuel expansion and to rebalance our retail portfolio. Given consumer finance's relatively high margins and growth rates, meanwhile, we will continue to tighten and build our Dutch-based credit card operations and to optimise our operational platforms in Belgium and Turkey. We will also seek to leverage our main platforms in other European markets.

Key performance indicators

	Target for 2005–09 (CAGR)		**2005 performance**
Total revenues	3–5%	✓	18%
Expenses	0–2%		8%
Net profit	>10%	✓	59%

Ambition

We want to be the preferred bank for our retail customers, which means putting them firmly at the heart of our service model and culture. We are convinced that strengthening the relationship with our customers brings clear benefits on both sides.

Funds under management
(in EUR billion)



120
100
80
60
40
20
0
79
73
78
90
111
2001
2002
2003
2004
2005

Employees
(in FTEs)



18000
15000
12000
9000
6000
3000
0
14,509
14,186
2004
2005

Online banking
(number of contracts, x 1000)



1500
1200
900
600
300
0
2001
2002
2003
2004
2005
Belgium
Luxembourg
Netherlands
Turkey

	2005 Operational highlights	2006 Focus
Retail Belgium offers banking and insurance services to the retail customer segment in Belgium.	The combination of an innovative product offering and competitive pricing enabled us to successfully defend our leading market position. We achieved record mortgage production and buoyant life insurance sales in the consumer market, and our online banking product has become a major customer interface, outstripping the branch network in terms of visits. The service standard offered by our branches has been further upgraded, including the extension of opening hours. Additional personal bankers were recruited to offer a dedicated service to personal banking customers. Credit production rose 20% at Professional & Small Enterprises, confirming our leadership of that market. Banque de La Poste (a jointly owned subsidiary of Fortis Bank and the Belgian Post Office, with 1.3 million customers) added mortgages to its product offering. Fintro (the new name of Crédit à l'Industrie, with 0.4 million customers) continued to develop as a 'flanker' brand.	Further improve the standard of our service. Intensify the use of sales tools and distribution channels. Raise the number of personal bankers. Increase our share of the independent professional market.
Retail Netherlands offers banking and insurance services to the retail customer segment in the Netherlands.	Profitable mortgages and the small business market were a strong focus in 2005. We also successfully targeted asset gathering by mounting campaigns for mutual funds, structured products and life insurance and we also launched an improved version of our online banking product. Our customers have responded favourably to Direct Service: a branch concept that combines efficient financial services with personalised advice, discounts on non-financial products and extended opening hours. The service is already available at 100 of the 169 branches. Direktbank had notable success in selling home loans through intermediaries.	Maintain our strong focus on mortgages by attracting customers with innovative solutions (loyalty programme with financial and other discounts) and package deals (such as insurance and payment services). Continued targeting of the small business market as well as the business owners. Complete rollout of the Direct Service concept to all branches. Launch improved version of our online investment product.

	2005 Operational highlights	2006 Focus
Retail Luxembourg offers banking and insurance services to the retail customer segment in Luxembourg.	Our focus on customer acquisition and asset gathering was evident in our new expat offering, initiatives targeting new personal banking customers in Germany and a huge asset migration drive into high-value products. EU fiscal harmonisation had only a limited impact, thanks to optimum preparation and our wide and innovative alternative product offering. Our full line of insurance solutions was complemented by two new life products, one of which has a strong discretionary asset management element. Internaxx launched its derivative platform for CFD, forex and futures trading. Banque Générale du Luxembourg was rebranded to Fortis in November.	Increase market share by ongoing acquisition of specific customer segments. Focus on consumer credits with launch of a new, streamlined and diversified offering. Intensify use of sales tools including opening of new call centre and implementation of campaign automation tool.
Retail Other Countries offers banking services to small businesses and affluent individuals (entrepreneurs, executives and professionals).	In France, we are working intensively to develop asset gathering – a cornerstone of our strategy (customer advisory/ fee-based business). There was an overall improvement in our service. A survey found that a higher-than-average 90% of our French customers would recommend Fortis to their friends and acquaintances. We focused in Poland on preparing and implementing our small enterprise (SE) and personal banking marketing strategies. Record-breaking credit production was achieved in the SE segment, thanks primarily to the successful 'With Fortis to the EU' marketing campaign for EU subsidies and mortgage loans. On the personal banking side, mortgage loan production also reached a new peak.	In France, we will continue to invest in our network targeting small enterprises and personal banking. In Poland, the principal challenge in the current year will be to further expand our distribution channels.
Consumer Finance comprises a portfolio of consumer credit business in Benelux, Poland, Switzerland, Turkey and (since December) Germany.	We are building and tightening our Dutch-based credit card unit – International Card Services (ICS) – by leveraging our existing, successful credit card operations, with a customer base of over four million card-holders in Benelux and Turkey. ICS gives us a state-of-the-art IT platform on which to develop these activities internationally. We are market leader in Belgium in car financing through our Alpha Credit unit. We also continue to build on our presence in Turkey and Poland. The acquisition of Von Essen KG Bankgesellschaft – a solid and dynamic bank in Germany – gives us a foothold in what is by far Europe's largest market for consumer finance.	Develop Fortis's consumer finance presence in two new countries and integrate Von Essen into the Fortis structure.

Fortis Investments is our asset manager with 16 investment centres in Europe, the US and Asia. Fortis Investments serves a global base of local investors, both institutional customers and distribution partners.

2005 Operational highlights

Funds under management rose significantly, passing the EUR 100 billion milestone to reach EUR 105 billion (2004 year-end: EUR 87 billion). Once again, the main driver of the increase consisted of new inflows of EUR 11.6 billion, split evenly across institutional and wholesale retail. Highly satisfactory investment performance and positive market impact also contributed.

Fortis Investments expanded in Germany via two transactions: acquisition of a 25.1% stake in Versiko (an asset manager with a strong focus on sustainable investments) and the transfer of the management of a EUR 1 billion portfolio, primarily of balanced products, from Westfalenbank.

In China, we increased Fortis Investments' stake in the Fortis Haitong joint venture from 33% to the legal maximum of 49%. This provides a solid foundation on which to expand the joint venture's already leading position in the Chinese fund management sector, where it has a market share of more than 3%. In August 2005, we were one of a handful of foreign groups to obtain a licence to manage China's new company pension schemes.

We were also granted a new Qualified Foreign Institutional Investor (QFII) quota in November, making Fortis the second largest QFII holder in China. We will also apply to take part in the Qualified Domestic Institutional Investor scheme.

2006 Focus

Leverage our position and scale to expand further in both Europe and in new markets.

Consolidate our leadership position in China.

Innovate and develop our core solutions offering.

Further enhance our investment performance.

Financial performance

Results of Retail Banking

(in EUR million)	2005	2004 (pro forma)	change
Total income, net of interest expense	4,194	3,552	18%
Change in impairments	(129)	(121)	7%
Net revenues	4,064	3,432	18%
Expenses	(2,758)	(2,557)	8%
Profit before taxation and minority interests	1,307	875	49%
Income tax	(445)	(334)	33%
Minority interests	0	0	*
Net profit	862	541	59%
Cost/income ratio	65.8%	72.0%	
RARORAC	26%	15%	
Operating leverage	10.2%	N.A.	
Funds under management (in EUR billion, year-end)	111	90	23%



Net revenues
3,432
4,064 +18%
Expenses
2,557
2,758 +8%
Net profit
541
862 +59%
2004 2005

Moda Mundo

We believe in creativity and imagination at Fortis. That's why we organised the 'Moda Mundo' fashion competition last summer, as part of the Couleur Café World Music Festival in Brussels, which we also sponsor. The theme of the event, which was open to amateurs and students, as well as professional designers, was the world's great cities. The Best Newcomer prize went to a design celebrating the dual East-West culture of Hong Kong – an internationalist touch that Fortis can totally identify with.



FORTIS
1.250 €



Business environment

Retail Banking's ability to innovate and to anticipate economic developments is especially important in a Benelux market in which competition remains fierce and margins tight. The same qualities are being displayed in response to the extension of European and local regulations to take in a range of new fiscal, anti-money laundering and consumer protection measures, such as customer identification, transparency, explicit risk profile confirmation by customers and basic banking service protection.

New pension regulations in Belgium have given us the opportunity to launch an innovative savings product to help customers top up their state and company pensions. The Dutch government, meanwhile, is encouraging the building of 450,000 new houses, which will increase the number of first-time buyers and help boost the mortgage market. And the new Financial Services Act in the Netherlands will also create a level playing field on which a proactive, customer-oriented player like Fortis will be able to pick up market share.

The overall banking market in Luxembourg is shrinking as the number of non-resident customers declines and assets flow out of the territory. The trend is causing the established banks to focus more clearly on the domestic market – once again playing to Retail Banking's flexibility and innovative strengths.

Revenues

Total revenues advanced 18% in 2005, driven by good underlying growth in net interest income and net commissions and fees, a strong ALM result and some one-off elements. Excluding the changes of scope (the most important being the inclusion of ICS in Consumer Finance, reported under 'Other Banking' in 2004), total revenues climbed 13%.

Net interest income rose to EUR 2,468 million, up 7% from 2004, thanks to a combination of higher volumes and a margin effect following the 25 basis-point repricing of the Belgian savings account rate on 1 August. Customer deposits grew 7% to EUR 85 billion, while outstanding loans went up 15% to EUR 67 billion, mainly reflecting the growth in mortgages. In the Netherlands, the mortgage portfolio at Direktbank increased 42% to EUR 12.7 billion at year-end.

Net commissions and fees advanced to EUR 1,092 million, up 16% in 2005 compared with 2004. We launched a number of successful campaigns last year which boosted sales of asset management and life insurance products. Transaction fees also went up on the previous year.

The change in impairments increased by 7% to EUR 129 million. This was chiefly the result of the enlarged scope of consumer finance activities and does not reflect a change in the underlying credit quality.

Expenses

Expenses were up 8% from 2004 to EUR 2,758 million. This was caused mainly by the inclusion of ICS in Consumer Finance and the expansion plans of this business line, rising staff expenses at Fortis Investments (due to hirings and performance-related variable remuneration) and costs involved in upgrading the quality of management. Excluding the latter costs and additional expenses for various marketing campaigns and rebranding operations, underlying cost movements in the retail banking operations were in line with the 0–2% cost growth target announced in June 2005.

We had a total of 14,186 FTEs at the end of 2005, a 2% decrease on year-end 2004. While Fortis Investments and Consumer Finance stepped up hiring in order to support their growth ambitions, the total number of FTEs declined.

Net profit

We achieved strong customer and sales growth in 2005, significantly boosting productivity and revenues. Net profit jumped 59% to EUR 862 million from EUR 541 million, lifting RARORAC to 26% in 2005. An 18% rise in total revenues and an 8% cost increase led to an operating leverage of 10.2%. The cost/income ratio fell more than six percentage points to 65.8%.

Funds under management

Net inflow at Fortis Investments was over EUR 11 billion in 2005, bringing total funds under management in Retail Banking to EUR 111 billion, up 23% from the end of 2004.

Accolades

Retail Banking

- Best Bank in Belgium and in Luxembourg (*Euromoney*, July 2005), for the fifth time in a row
- Effie Award in Poland in the 'Financial Services' category, for the campaign to advertise EU-supported investment loans (New York American Marketing Association, November 2005)
- Fortis in Turkey awarded 'Superbrand' status for its Ideal Card brand (credit card) (Superbrand, independent international authority on brands, autumn 2005)
- International Card Services is the first financial service provider in the Netherlands to receive an ITO certificate. This certificate is the mark of quality for accessibility and customer-friendly service (*Instituut voor Telecom Organisatie*, January 2006)

Fortis Investments

- Excellent AM2 asset management rating confirmed (Fitch, July 2005)
- Top ranked continental fund manager by European net sales (Feri survey, March 2005)
- Best in Benelux 2005 for structured products (*Structured Products Magazine*, November 2005)
- Fortis Haitong Investment Management placed in China's Top 10 fund managers (*Institutional Investor*, October 2005) and received Fitch's first National Asset Manager rating in China (AM2 rating, June 2005). The unit also won awards for 'Best Corporate Governance' and 'Best Investment Team' from leading Chinese financial newspaper the *21st Century Business Herald* (January 2006)

Merchant Banking

Business profile

Merchant Banking is our international wholesale bank. The business combines a wide range of investment banking services to corporate and institutional clients. Our customers have sophisticated financial needs, which the high value-added solutions we develop are able to meet.

In addition to our strong position among investment-grade clients in the Benelux region, we also boast leading global or regional positions and expertise in specific niches like commodity, intermodal (container transport), shipping, real estate, export and project finance. We are geographically diversifying our business by following our core and specialised clients as they expand. Some 60% of our gross income is generated from clients outside Benelux.

Ambition

We will continue to pursue double-digit profit growth by further leveraging our core client relationships and by expanding in selected customer and product niches. At the same time, we will maintain tight control of our risk exposure.

Business strategy

Merchant Banking will use three key levers to realise our ambition: revenue growth, cost efficiency and risk management.

- On the revenue side, we will continue to apply and fine-tune our integrated and systematic client coverage to raise cross-selling. We will also expand further in selected client groups and product niches and geographically in the US and Asia.
- We will further tighten our cost efficiency by continuously optimising our back-office operations and IT infrastructure, and by raising the productivity of our front-office staff.
- Our risk exposure, finally, will be firmly managed by ensuring controlled growth in risk-weighted commitments and by further improving our risk management organisation, processes, methods and tools.

Key performance indicators

	Target for 2005–09 (CAGR)		**2005 performance**
Total revenues	5–10%	✓	42%
Expenses	2–6%	✓	6%
Net profit	>10%	✓	116%

Outstanding loans to clients
(in EUR million)



150000
120000
90000
60000
30000
0
90,196
125,162
2004
2005

Net profit per FTE (in EUR)



250000
200000
150000
100000
50000
0
122,288
248,449
2004
2005

Non-performing loans as % of outstanding loans



4
2
0
3.6
2.9
2004
2005

Employees
(in FTEs)



4200
2100
0
3,908
4,159
2004
2005

	2005 Operational highlights	2006 Focus
Corporate & Institutional Banking is responsible for the global relationship management of corporate, banking and institutional clients.	Most of our client sectors began to reap the benefits of our wider product offering, which helped them cross-sell financial market products, export and project financing and corporate finance services like IPOs. This further deepened the relationship with our clients and brought them greater added value. Successes included the IPOs for Elia, Zetes and TomTom and the placement of share capital for GIMV. Several sizeable loan mandates were also closed in 2005 with Fortis as lead manager. At the same time, we focused specifically on developing operations with institutional clients.	Continue to develop in Asia and the US. Leverage the acquisition of Disbank in Turkey. Expand in targeted emerging markets.
Global Markets performs all trading, sales and research activities.	We continued to improve our client services and to add new products to our offering in 2005. These were in areas like structured credit, equity derivatives, energy, carbon banking and CDO structures. We also enhanced our commodity brokerage services in London. We further streamlined our research activities, strengthening Fortis's position as a broker in the Benelux region and allowing more effective cross-selling of products and services. The fruits of this included excellent rankings for small and mid-cap equity research in Benelux. Our efforts to secure exclusive rights with institutional investors resulted in a clear performance improvement and increased volumes in securities lending and arbitrage.	Go on developing new energy, commodity trading, derivative and other products. Further strengthen operations in Asia and North America.
Private Equity helps enterprises develop by providing solutions for shareholder transition. The unit also offers structured finance products and a wide variety of integrated financial solutions.	Private Equity experienced healthy growth in its investment portfolio and now manages diversified assets worth in excess of EUR 1 billion. We have been fairly active in buoyant, local buy-out markets, with noteworthy transactions such as Fruits Guzman (Spain), Novy (Belgium) and Sandd (Netherlands). We also significantly expanded our fund-of-funds portfolio. Acquisition Finance strongly positioned itself in the Benelux market for mid-caps and larger corporate deals, and we also increased our presence in the French, Spanish, US and UK markets. The unit played a leading role too in transactions involving companies like Wavin, Taminco, Petroplus and Photonis.	Our emphasis in 2006 will be on growth and internationalisation. We will take advantage of the favourable economic outlook and the persistently high level of activity in the private equity markets by carrying out judicious investments and healthy exits. Acquisition Finance will consolidate its Benelux foothold and take forward its European geographical expansion.

	2005 Operational highlights	2006 Focus
Specialised Finance combines expertise in a number of sectors like shipping, commodities and intermodal, and skills such as export and project finance and loan syndications.	With our diversified product portfolio, we are constantly striving to improve our client coverage model by strengthening relationships with our core client base. This in turn allows us to improve our penetration of client niches in sectors where we are among the world leaders, such as shipping, aviation and intermodal, oil and gas and commodity finance, and to increase our market share in products like structured derivatives and trade, export and project finance. We benefited from our extended product offering by cross-selling corporate finance services like IPOs and financial market products such as foreign exchange and interest rate derivatives. We also achieved a strong increase in commissions from selective product and skill niches including commodity and intermodal finance.	Take the existing expertise within our specialised network and leverage it around the world by offering tailored services. Enhance global cross-selling by strengthening our international network of teams specialising in loan syndication and export, project and corporate finance. Expand the Specialised Finance team in Asia to cover oil and gas, aviation and intermodal, and loan syndication expertise.
Global Securities & Funds Solutions offers high-value financial services that support the trading and investment activities of financial professionals.	To anticipate the changing needs of the alternative investment and traditional fund management industry, we have bundled all Fortis's fund services – both onshore and offshore – to form a single unit called Prime Fund Solutions. We offer the fund industry a combination of administration, custody, banking and financing capabilities. We expanded our global clearing services operations in Asia and the US in 2005. In addition to setting up an office in Singapore, we more than tripled our presence in the US market when we acquired O'Connor & Co. Both developments reflected our goal of simultaneously providing our clients with global reach and with local focus and expertise.	Continue to expand our presence, providing dedicated skills to the investment community. Extend our added-value proposition by further developing prime brokerage services. Brokerage, Clearing and Custody will take full advantage of the benefits brought by the O'Connor acquisition and will make maximum use of our new clearing membership on the Singapore Exchange. Expand our product offering into clearing and custody services for retail aggregators. Maintain the constant focus on our energy clearing product.

Financial performance

Results of Merchant Banking

(in EUR million)	2005	2004 (pro forma)	change
Total income, net of interest expense	2,309	1,748	32%
Change in impairments	106	(48)	*
Net revenues	2,415	1,700	42%
Expenses	(1,327)	(1,253)	6%
Profit before taxation and minority interests	1,088	447	*
Income tax	(73)	21	*
Minority interests	7	1	*
Net profit	1,008	467	*
[illegible] ratio	57.5%	71.7%	


Net revenues
1,700
2,415 +42%
Expenses
1,253
1,327 +6%
Net profit
467
1,008 +116%
2004
2005

Business environment

Although short-term interest rates in Europe showed a slight upward tendency in the second half of the year, long rates remained very low, causing the yield curve to flatten. Volatility in the financial markets was limited compared with previous years. The narrow credit spreads observed in 2004 were even more marked last year, putting further pressure on revenues from traditional credit-related operations. Our financial results did, however, benefit from the positive evolution of value adjustments resulting from improved credit quality. Commodity prices, especially oil and gas, rose throughout most of 2005, reaching record levels. Another of last year's noteworthy features, finally, was the impressive advance staged by the stock markets, as illustrated by the pattern of the Dow Jones EURO STOXX 50.

Revenues

Our full-year total revenues amounted to EUR 2.3 billion, up an impressive 32% on the back of strong trading results, high capital gains and overall robust commercial activity.

Net interest income declined by 26% in 2005. It suffered from high volatility throughout the year and ultimately fell steeply due to unrealised gains on trading derivatives. Margin erosion, owing to a flat and low yield curve as well as low credit spreads, has started to slow down. Net commissions and fees came down 6%. The decline in net fees at Global Markets was due to higher fees paid to distribution partners. This was only partly offset by an increase in net commissions at Global Securities & Funds Solutions, which benefited from strong business growth. Assets under custody went up 39% in 2005 (to EUR 266 billion), 28% of which came from net new inflow. Funds under administration grew by 14% in 2005 (to EUR 73 billion), more than half of which stemmed from new funds.

The change in impairments amounted to EUR 106 million at the end of 2005. The continued low level of provisions for credit losses reflects the quality of our loan portfolio and the sustained benign credit environment.

Expenses

Total expenses went up by 6% in 2005. This increase was under control and in line with our strategic plans and underlying business development. Staff expenses rose 18% to EUR 603 million due to provisions for variable compensation and new hirings, investments in upgrading the quality of management, and the technical impact of IFRS reclassification of employee benefits. We had a total of 4,159 FTEs at the end of 2005, up 6% on the year-end 2004 figure.

Net profit

Net profit for 2005 rose to EUR 1,008 million, more than double the very high figure for 2004. Double-digit growth in net profit was achieved at all operations. Thanks to these soaring profits, RARORAC doubled to 22% in 2005. Enhanced profitability amply compensated for the growth in economic capital, thereby substantially improving the return/risk trade-off.

Accolades

- Best performer in Benelux equities (*Thomson Extel Survey*, June 2005)
- Global Cash Management passed ISO 9001:2000 audit, resulting in unique cross-border certification in terms of transparency and client information flows for Belgium and the Netherlands
- Shipping Debt Deal of the Year – North America Award for 2005 (*Jane's Transport Finance*, November 2005)
- Project Finance (Asia) Deal of the Year (*Asia Money & Project Finance International*, December 2005)
- Prime Fund Solutions ranked first in 'Funds of Hedge Funds', fourth in 'Percentage Growth', seventh in 'Single Funds' and second overall (*Hedge Fund Manager*, November 2005)
- Global Clearing & Custody obtained SAS 70 Type I certification, giving its clients firmer guarantees about the nature and effectiveness of its business quality processes
- Best Soft Commodity Bank (*Trade & Forfaiting Review*, October 2005)
- Fortis 'Best in Class' for approach to climate change (Carbon Disclosure Project survey report); we were also included in the 'Climate Leadership Index'
- Number one 'RQ Consensus Beater' in the Euronext Zone (*AQ Research Yearbook*, 2005)

Did you know that Fortis... has been providing Braille account statements to hundreds of visually

Commercial & Private Banking

Ambition

We want Fortis to be Europe's leading cross-border bank serving both enterprises and entrepreneurs.

Business profile

Commercial Banking wants to be the partner of choice for European-oriented medium-sized enterprises. We offer value-added solutions to these customers via our integrated European network of Business Centres. Our unique 'Act as One' approach means they can arrange all their financial services through a single contact: the Global Relationship Manager.

Private Banking provides integrated, worldwide asset and liability management solutions to private clients, their businesses and their advisors.

Bringing these entities together adds value in two ways. Firstly, it allows Fortis to operate as a European bank for enterprise and entrepreneur alike, differentiating us from our competitors. At the same time, the combination enhances our profitability by exploiting synergies and leveraging Commercial Banking and Private Banking's respective customer bases and product offerings.

Business strategy

The Commercial & Private Banking business aims to reap the benefits of a combined, global approach to these two closely related markets. Close cooperation will enable us to fully exploit our unique and successful 'Act as One' model, guaranteeing the same level of service and range of cross-border solutions for customers throughout Europe. That approach is also reflected in the 'Fortis House' concept, in which Commercial Banking and Private Banking personnel will share offices.

- We will continue to expand our European Business Centre network between 2005 and 2009. The intention is to open seven new BCs a year, three of them in new countries. Commercial Banking and Private Banking will continue to pursue their individual growth paths while working together closely in the steadily growing multi-local customer segment.
- A comprehensive package of specialised financial services in areas like leasing, factoring, trust and global trade services will drive our efforts to maintain our leading market positions.
- We will strengthen our customer teams while using a single marketing diagnostics database to track new opportunities. Our back offices will gradually be integrated.
- Cost efficiency will be a constant focus. We will streamline our sales processes, extend our single IT platform to all Business Centres, centralise back offices and share premises where appropriate.

Key performance indicators

	Target for 2005–09 (CAGR)		**2005 performance**
Total revenues	7–9%	✓	9%
Expenses	5–7%		16%
[illegible]	>10%		-6%

Employees (in FTEs)


7500
6000
4500
3000
1500
0
5,419
6,119
2004
2005

Non-performing loans as % of outstanding loans


5
4
3
2
1
0
4.3
3.9
2004
2005

Funds under management (in EUR billion)


75
60
45
30
15
0
52.3
69.8
2004
2005

Outstanding loans to customers (in EUR billion)


55
44
33
22
11
0
48.8
54.0
2004
2005

Commercial Banking aims to be the partner of choice for European-oriented medium-sized enterprises by offering value-added solutions through a cohesive network of Business Centres.

2005 Operational highlights

The acquisition of Disbank allowed us to open twelve new Fortis Business Centres (BCs) in Turkey. We also opened nine BCs in other countries, bringing the total to 114 in Europe and two in China. Four of them (Zurich, Vienna, Prague and Budapest) were opened in new countries, the others (Rennes, Florence, Toulouse, Guangzhou and Shanghai) in countries where we were already present.

The 'Act as One' approach took concrete shape in the set-up of Fortis Houses in which Relationship Managers from Commercial Banking, Private Banking and Specialised Financial Services share the same premises. Bringing together all operations in one location is convenient for our clients and creates cost savings, boosts efficiency and enhances our commercial opportunities. Fortis Houses have been set up at locations across the Netherlands, Belgium, France, Spain, Switzerland and Asia.

2006 Focus

Most of our Commercial Banking operations will be Fortis rebranded as part of our move towards one strong brand.

We will further implement the 'Fortis House' concept.

We will roll out our network model and open seven new Business Centres, including three in new countries.

Private Banking offers integrated, worldwide asset and liability management solutions to private customers, their businesses and their advisors.

The acquisition of Dryden Wealth Management gives us a presence in several new growth markets including the UK, Monaco and Taiwan. In addition, a strategic alliance with ICICI Bank provides us with access to Indian expatriates. The integration of Dryden group, which also brought a substantial increase in funds under management in the Netherlands and Asia, is progressing rapidly and smoothly.

We were granted a private banking licence in Dubai (UAE), enabling us to open a Fortis office with a team of specialists.

Private Banking launched operations in Turkey and Poland, while reinforcing our presence in Spain and France. This

All Private Banking activities will be rebranded as Fortis in March 2006. In the Netherlands it will be Fortis MeesPierson.

Our presence in Dubai will reinforce our reach worldwide.

Specialised Financial Services (SFS) consist of leasing, commercial finance, global trade services, trust and corporate services. They are an integral part of the Commercial & Private Banking business, but are made up of separate entities with different internal and external distribution channels and client bases.

2005 Operational highlights

The acquisition of Atradius Factoring, with operations in Denmark, Sweden, France, Germany and Italy, has moved Fortis into the top five European commercial finance players. Fortis Commercial Finance also set up a greenfield operation in Spain.

Fortis Lease consolidated its position in the top five European cross-border leasing companies by acquiring Austria Finanza, Austrolease and FLIF. Fortis Lease also launched operations in Switzerland, Portugal and the Czech Republic. A European vendor leasing platform was created in anticipation of strong growth in the vendor lease market. The development of yacht, private jet and art leasing is a good example of cross-fertilisation between product development skills.

Fortis Intertrust, world leader in trust and corporate services, opened offices in Russia, Poland and Dubai.

2006 Focus

Our service offering will continue to be developed, including dedicated services for the enterprise and entrepreneur and combined skills for specific company segments (e.g. port and logistics, coffee producers/traders and machine-tool manufacturers).

A greenfield operation for specialised financial services will be launched in Poland. Similar activities will commence in Austria and Hungary.

MeesPierson Intertrust will be rebranded as Fortis Intertrust.

Financial performance

Results of Commercial & Private Banking

(in EUR million)	2005	2004 (pro forma)	change
Total income, net of interest expense	2,088	1,842	13%
Change in impairments	(153)	(64)	*
Net revenues	1,935	1,778	9%
Expenses	(1,289)	(1,115)	16%
Profit before taxation and minority interests	646	663	-2%
Income tax	(186)	(171)	9%
Minority interests	0	1	-57%
Net profit	460	491	-6%
Cost/income ratio	61.7%	60.5%	
RARORAC	18%	19%	
Operating leverage	-2.3%	N.A.	
Funds under management (in EUR billion, year-end)	69.8	52.3	33%

Net revenues
1,778
1,935 +9%
Expenses
1,115
1,289 +16%
Net profit
491
460 -6%
2004 2005

Business environment

The provision of financial services to mid-sized, internationally active companies is a growing and profitable market. Commercial Banking has been focusing on this segment for seven years now, giving us a first mover advantage thanks to our unique cross-border approach, integrated skills and European network. Low overall burn rates in the ME segment, meanwhile, are generating intense price competition in several countries. Commercial Banking's international network and ability to offer asset-based finance solutions are important strengths when it comes to maintaining

However, as that particular window of opportunity began to close, we acted to maintain our competitive advantage by bringing together Fortis's Commercial and Private Banking operations. Private banking is a profitable but volatile industry offering strong growth potential – only half of HNWI wealth is currently managed by private banks and the economic climate is improving.

Business owners are the most important source of wealth creation. By combining Commercial and Private Banking, we have created a structural platform that will enable us to service the market for the enterprise *and* the entrepreneur.

Revenues

Our total revenues increased by 13% in 2005 to EUR 2,088 million, fuelled mainly by 10% organic growth and selective add-on acquisitions. Net interest income advanced 10% to EUR 1,030 million on the back of strong revenue growth in asset-backed financing and treasury-related products. This is in line with the 11% loan growth and 10% increase in average risk-weighted commitments.

The traditional credit portfolio experienced some margin erosion. Meanwhile, our broad range of services, reinforced by selective acquisitions and the expansion of our Business Centre network, together generated both more frequent and more profitable sophisticated deals. This demonstrates our capacity to combine solutions that appropriately address the needs of our customers.

Net commissions and fees amounted to EUR 702 million, up 14%. This solid growth was generated by higher funds under management, the successful launch of new products, a rise in the number of trust structures under administration, and an increase in cross-selling and add-on acquisitions.

The change in impairments came to EUR 153 million, up from the exceptionally low level of EUR 65 million in 2004.

Expenses

Total expenses rose 16% to EUR 1,289 million. These included not only investments in our network, service offering and staff, but also non-recurring charges related to the restructuring of Dryden Wealth Management (EUR 23 million) and costs of the management quality upgrade (EUR 28 million).

We had a total of 6,119 FTEs at the end of 2005, up 13% (or 700 FTEs) due to the hiring of 325 FTEs and the integration of staff coming from Dryden Wealth Management and Atradius Factoring.

Net profit

With a bigger change in impairments, higher tax rate, non-recurring charges and investments for growth, our total net profit for 2005 slipped to EUR 460 million, down 6% on 2004. We nevertheless view the underlying operational performance in 2005 as favourable and in line with our 2005–09 growth plan. RARORAC decreased by 1% over 2005 to 18% as the 11% growth in economic capital (to EUR 2.5 billion), reflecting higher business volumes, was not entirely balanced by the 2% growth in return.

Funds under management

Funds under management at Private Banking increased by 33% to EUR 69.8 billion.

Accolades

- Fortis Commercial Finance ranked in the top five best factoring banks (*Trade Finance Magazine*, June 2005)
- Fortis's private banking business (MeesPierson) ranked 11th among the best global private bankers and 7th in Western Europe. We were also placed in the Western

Insurance Belgium

Business profile

Insurance Belgium is made up of Fortis AG, which sells its products via independent intermediaries, and FB Insurance, which works through Fortis bank branches and the Belgian Post Office Bank, Banque de La Poste. The business supplies a comprehensive range of life and non-life policies to private individuals and to small and medium-sized enterprises (SMEs). The group life, healthcare and pension offering for large enterprises is delivered by the unit Fortis Employee Benefits.

Business strategy

We will reinforce our leadership in the two channels by merging Fortis AG and FB Insurance in 2006 to form a single legal entity that will be the largest insurer in Belgium. Activities that are not specific to either the banking or broker channel will be combined, so as to create cost synergies, while channel-specific operations will be kept separate. We aim to stimulate profitable growth by:

- growing revenues through both channels by continuing to roll out innovative products;
- further enhancing our already high levels of customer and distributor satisfaction;
- extending our distribution alliance with Banque de La Poste to insurance products;
- reducing costs by combining IT investments and sharing operational and support functions.

Ambition

We aim to be the leading insurer in Belgium, as measured by customer and distributor satisfaction, market share and profitability.

Key performance indicators

	Target for 2005–09 (CAGR)		**2005 performance**
Gross inflow Life	7–9%	✓	23%
Gross written premiums Non-life	6–8%	✓	6%
Costs	2–2.5%	✓	1%
Net profit	4–6%		3%

Employees (in FTEs)


6000
4500
3000
1500
0
5,172
5,003
2004
2005

Did you know that Fortis... is firmly committed to the community? Our Fortis Foundations

	2005 Operational highlights	2006 Focus
Fortis AG operates through intermediaries to supply a comprehensive range of life and non-life products to retail customers and SMEs.	Fortis AG constantly invests in raising its standard of service. That's partly why we were voted 'Best Composite Insurer' in the Belgian market for the third year in a row in an independent survey (ICMA) of over 600 insurance brokers. Fortis AG also became the first financial company in Belgium to obtain Level 2 certification from Capability Maturity Model Integration (CMMI). This has enabled us to enhance customer and distributor satisfaction thanks to faster processing, better controls and a reduced error rate.	Exploit strong position in broker distribution channel to seize life and non-life growth opportunities. Concentrate on profitable growth by deepening relationships with growth-oriented brokers showing good technical profitability.
FB Insurance offers insurance products via Fortis's branch network and Banque de La Poste.	Several successful commercial campaigns targeting innovative life products were implemented in 2005. A ten-year distribution agreement with Banque de La Poste for insurance products came into operation in March 2005 with the launch of structured unit-linked products alongside traditional pension contracts.	Pursue growth by raising penetration and cross-selling rate of life and non-life products, and by leveraging Banque de La Poste's distribution network. Improving customer and staff satisfaction is an ongoing priority.
Fortis Employee Benefits provides group life, pension and healthcare policies to large enterprises.	Fortis Employee Benefits strengthened its position in the market in 2005 by signing healthcare contracts with the Flemish Regional Authority, the Belgian federal government, the City of Antwerp and several large corporates. We have virtually doubled our healthcare portfolio in the past two years from 400,000 affiliates to over 700,000. In group life and pensions, new offerings like 'e-volulife' and our Ascento post-retirement product continue to grow strongly.	Seize opportunities to grow our group healthcare lines and sector pension plans. Further develop our employee benefits offering using innovation as a driver. Further optimise our IT and back-office facilities to boost our competitive cost advantage.
Integration project	Preparations for the integration of Fortis AG and FB Insurance approached completion in 2005. While our market strategy will remain channel-specific, we will achieve synergies by sharing IT and support functions. A shared reporting and asset management platform came into operation at the beginning of 2006.	Fortis AG and FB Insurance will be merged to form a single legal entity by mid-2006. Further integration work will follow, with the staff of both organisations physically moving to the shared locations.

Financial performance

Results of Insurance Belgium

(in EUR million)	**2005**	**2004** (pro forma)	**change**
Gross inflow			
• Life	5,280	4,300	23%
• Non-life	1,164	1,097	6%
Operating costs	(348)	(344)	1%
Technical result			
• Life	398	335	19%
• Non-life	139	127	9%
Operating margin			
• Life	478	405	18%
• Non-life	144	143	1%
Profit before taxation and minority interests	685	665	3%
Income tax	(190)	(187)	2%
Minority interests	7	6	23%
Net profit	488	472	3%
Operating leverage	7.5%	N.A.	
Value added by new life business	164	134	22%
Combined ratio:			
• Property & Casualty	95%	94%	
• Accident & Health	103%	111%	
• Total Non-life	97%	98%	



Life
Non-life
Gross inflow
4,300
5,280
+23%
1,097
1,164
+6%
Operating margin
405
478
+18%
143
144
+1%
Net profit
360
392
+9%
113
96
-15%
2004
2005

Business environment

The Belgian non-life market moved back into overall profitability last year. The positive trend reflected a number of factors, including the effect of earlier rate increases and a declining claims frequency, especially in motor insurance. Results were also helped by the fact that there were no severe storms in 2005. Non-life premium growth was 4%, which was in line with the rise in GDP. Fortis was one of the best performers in the Belgian market with overall premium growth of 6%.

Growth in premium income and funds under management continued to accelerate, especially at individual life. This good performance was confined to a small group of companies – with Fortis among them – that have bank distribution capacity and the necessary scale to ensure cost-efficiency in a sector where low interest rates are exerting downward pressure on profitability.

Gross premiums
Gross inflow at Life grew 23% to EUR 5,280 million. Both the banking and broker distribution channels performed well, contributing two thirds and one third to the increase in gross inflow respectively. The banking channel saw gross inflow rise 27% to EUR 3,148 million, driven by several commercial campaigns at Fortis Bank. The broker channel also posted strong growth of 19% to EUR 2,131 million. Both channels benefited from the anticipation by customers of tax changes that came into effect as of January 2006.

Gross written premiums at Non-life went up 6% to EUR 1,164 million. All product lines (Motor, Fire, Accident & Health and Other) contributed to this increase which, according to the most recent data, was 2% ahead of growth in the Belgian market as a whole. The group healthcare market was particularly successful, as a number of large contracts were added during the year in both the corporate and public service segments.

Operating margin
Our total operating margin increased 13% to EUR 621 million, which can be fully attributed to the 18% rise in the Life operating margin as a result of higher volumes, investment returns and capital gains. The operating margin at Non-life was stable at EUR 144 million despite lower capital gains recorded in the year under review. The technical result advanced 9% to EUR 139 million as the combined ratio for 2005 improved to 97.1% from 98.4% in 2004.

Net profit
We achieved very satisfying overall results in 2005, benefiting from our market leadership and multi-channel distribution model. Net profit went up 3% to EUR 488 million from EUR 472 million in 2004. Operating leverage (7.5%) was strong due to a 13% increase in operating margin combined with virtually flat costs, excluding investments in upgrading the quality of management. We had 3% fewer FTEs at the end of 2005, bringing the total to 5,003 (3,781 excluding employees of Fortis Real Estate).

Accolades

- Fund Awards Belgium 2005 for Fortis AG's 'Top Profit' funds, in recognition of their unbeaten performance over three years (Standard & Poor's Micropal survey, March 2005)
- Innovation Award for a new motor product that offers no-claims protection in the event of an accident (Belgian Non-life Insurance Awards, April 2005)
- Insurance Award for Fortis AG's 'Top Profit' and Brokers' Award for *Top Rendement Invest* (Belgian Life Insurance Awards, October 2005)
- Most Innovative Product Award for FB Insurance's 'Property & Benefit Plan' (Belgian Life Insurance Awards, October 2005)

Did you know that Fortis... is a top ten fund manager in China through Fortis Haitong Investment Management? Which is itself one of the three leading Sino-foreign joint ventures, with a market share of over 3%.

Insurance Netherlands

Business profile

Insurance Netherlands consists of Fortis ASR, a large generalist insurer, and four specialists. Our labels distribute primarily via independent insurance brokers and, to a lesser extent, through tied agents, fee consultants and Fortis's banking businesses. Fortis ASR offers individuals and companies a wide range of life, non-life, healthcare and disability insurance, together with mortgage and savings products.

Business strategy

The Dutch financial services sector is undergoing fundamental changes in response to new legislation. This will form the starting point for our business strategy, the central themes of which will be our customers' needs, along with innovation, distribution, efficiency and scale.

Ambition

We want to remain the pre-eminent broker-based insurer, anchoring Fortis's retail expansion in the Netherlands. We also intend to respond to consumer demand for alternative forms of distribution.

Key performance indicators

	Target for 2005–09 (CAGR)		**2005 performance**
Gross inflow Life	2–4%	✓	4%
Gross written premiums Non-life	4–6%		-6%
Costs	0%		8%
Net profit	4–6%	✓	19%

Employees
(in FTEs)


6000
4500
3000
1500
0
4,809
4,652
2004
2005



Solidarity Days

Fortis volunteers are never happier than when they're giving something back to the community. One weekend in spring 2005, they turned up at 'The Ark' – a day-care centre for disabled people in Brussels, which offers handicrafts, cooking and sport. The volunteers helped redecorate the centre to make it an even brighter and more pleasant place to be.

Fortis people take part in 'Solidarity Days' like this – both large and small scale – throughout the year.

	2005 Operational highlights	2006 Focus
Fortis ASR offers individuals and companies a wide range of life, non-life, mortgage and savings products, primarily via independent brokers.	Our 'back to basics' policy, in which we have intensified our focus on operational profitability, has borne fruit sooner than we expected, especially at Non-life. Apart from the requirement for higher product profitability, this success reflects stricter acceptance criteria and tighter control of claim costs. Our net combined ratio consequently improved from 97.8% to 92.2%, while our competitive position progressed as intended. Although customers had the legal option of terminating their contracts in response to the integration process, the number of cancellations was very limited and considerably lower than market average. Fortis ASR scored well once again – especially compared with its peers – in the independent broker survey carried out annually into the performance of insurance companies. Our media campaign to launch the new Fortis ASR brand came in for a lot of positive comment. Brand recognition had already reached 65% in January 2006.	We will tighten our commercial focus after concentrating for two years on the integration process. The Dutch Financial Services Act, which came into effect on 1 January 2006, should improve the dynamics of the broker market. The needs of intermediaries and consumers are evolving rapidly and fundamentally. We will continue to meet those needs by reformulating our strategy around the key themes of distribution, innovation and scale.
Specialist insurers De Amersfoortse (income protection)	A great deal of preparatory work had to be done in the run-up to the changes to the Dutch social security system that came into effect on 1 January 2006. De Amersfoortse scored highly once again in terms of customer satisfaction. Targeted cross-selling of insurance packages, meanwhile, proved even more successful than anticipated.	De Amersfoortse will continue to respond to changes in the area of disability insurance. In healthcare, the challenge will be to keep pace in the competitive battle, without buying in structural losses.
Falcon Life (unit-linked products)	Falcon Life introduced a new calculation module for its back-office systems.	Back-office flexibility will be further enhanced.
Europeesche Verzekeringen (travel and leisure cover)	Product innovation in the travel and leisure sectors combined with stringent cost control had a positive impact on results.	Additional internet applications will be introduced to enable us to do business electronically with both distributors and consumers.
Ardanta (funeral policies)	A web module was developed for intermediaries, enabling customers to arrange funeral cover directly via the intermediary's own website.	E-business will be developed further.

	2005 Operational highlights	2006 Focus
Integration project	The three insurers AMEV, Stad Rotterdam and Woudsend merged in October 2005 to form the new generalist insurer Fortis ASR. Efficiency is being enhanced through the integration of back-office (life and non-life administration), front-office (account management) and support functions (human resources, information technology, payments). The number of FTEs at 2005 year-end was 4,652, down 3% on the previous year. Some three-quarters of the planned 750 FTE reduction has now been realised, in keeping with the initial timeframe.	Phase out legacy IT systems at Life and Non-life.

Financial performance

Results of Insurance Netherlands

(in EUR million)	2005	2004 (pro forma)	change
Gross inflow			
• Life	2,635	2,542	4%
• Non-life	1,969	2,086	-6%
Operating costs	(556)	(514)	8%
Technical result			
• Life	293	263	12%
• Non-life	223	165	35%
Operating margin			
• Life	355	321	11%
• Non-life	250	175	43%
Profit before taxation and minority interests	751	610	23%
Income tax	(215)	(157)	36%
Minority interests	3	4	-19%
Net profit	533	449	19%
Operating leverage	6.9%	N.A.	
Value added by new life business	45	55	-17%
Combined ratio:			
• Property & Casualty	95%	103%	
• Accident & Health	89%	91%	
• Total Non-life	92%	98%	


Life
Non-life
Gross inflow
2,542
2,635 +4%
2,086
1,969 -6%
Operating margin
321
355 +11%
175
250 +43%
Net profit
320
304 -5%
129
230 +79%
2004
2005

Business environment

Shifts in the Dutch insurance market are affecting the way insurers operate and influencing the overall structure of the industry. Following years of preparation, four new laws came into force on 1 January 2006 that will have a substantial impact on the insurance sector:

- A revised Financial Services Act imposes new and tighter regulations on all financial services providers, including intermediaries, insurers and banks. The new rules cover areas like integrity, professional competence, solvency, information provision, duty of care and transparency.
- A new health insurance system entitling all Dutch citizens to basic cover.
- New rules on incapacity benefits that will make it harder to claim disability payments, while partly shifting implementation of the system to private insurers.
- A new tax regime for early retirement designed to increase labour market participation among older workers.

The full implications of these new rules will become clearer in 2006, including the opportunities they create for financial services providers.

Gross premiums

Gross written premiums at Life increased 4% to EUR 2,635 million in a competitive market. Individual life premiums grew 2% to EUR 2,212 million on the back of higher sales in unit-linked products. Group Life went up 14% to EUR 423 million, driven by two major new accounts in the fourth quarter, enabling us to further penetrate this market segment.

Gross written premiums at Non-life came to EUR 1,969 million (EUR 2,086 million in 2004). Gross written premiums at Accident & Health decreased from EUR 1,064 million to EUR 993 million. This decline was largely caused by premium refunds of accident and health insurance products due to the new long-term disability act making selected insurance products written in 2004 and 2005 obsolete. Gross written Motor premiums dropped from EUR 477 million to EUR 434 million, mainly due to the profit pricing strategy and rationalisation of parts of the authorised agents portfolio. Gross written Fire premiums remained stable.

Operating margin

Our Life operating margin advanced to EUR 355 million (+11%). In a low interest rate environment, investment margins remained stable although margins of new investments are under pressure. To ensure future profitability, we transacted a landmark deal with the Dutch government concerning 2,300 hectares of land – the largest land transaction ever for Fortis – as part of our strategy to improve the effectiveness of the investment portfolio.

The Non-life operating margin rose by 43% to EUR 250 million. This rise was chiefly attributable to an increase in the technical result of the Property & Casualty portfolio thanks to an improved claims ratio to 53% (2004: 59%). Motor, Fire and Other Lines contributed to this good result with very favourable combined ratios. Accident & Health surpassed the previous year's strong performance, resulting in a combined ratio of 89% (2004: 91%).

Net profit

Despite the challenging market environment, we increased our net profit by 19% to EUR 533 million in 2005 (2004: EUR 449 million). We achieved this on the back of a steep rise in net profit at Non-life, while at the same time solidifying our market position.

Accolades

- Europeesche named 'Best Travel Insurance Company' in the Netherlands for the ninth year in a row (voting by peers at the 'Vakantiebeurs' trade fair in Utrecht, January 2006)

Insurance International

Business profile

Insurance International leverages our existing skills in distribution, operations and products and has established a presence in selected European and Asian markets. In Luxembourg, we principally offer life insurance, which we distribute through brokers and bank alliances. We distribute non-life products in the UK via an extensive broker network, affinity groups and direct channels. In France, our life insurance products are sold via intermediaries and a network of Fortis agents. Fortis has successful joint ventures with strong local banking partners in Spain, Portugal and Malaysia. In Thailand and China, meanwhile, we have set up joint ventures aimed not only at the banking channel, but also at alternative channels like agents. Fortis Corporate Insurance offers non-life products to medium-sized and larger corporates, primarily in the Benelux region.

Business strategy

Insurance International will increase its revenues in existing and – where appropriate – new markets. The focus will be on distribution via multiple channels (multi-channel strategy) and forward distribution integration. The development of new products will be tailored to specific countries and customer groups, and will leverage existing knowledge and skills within Fortis's insurance companies.

When expanding into new markets, we will focus on life insurance and pension products, while selectively pursuing non-life in those countries where the maturity or specific character of the market warrants it. We enter new markets through both joint ventures and full ownership. When doing so via joint ventures, we apply a rigorous set of criteria before selecting our partner. Our aim is to achieve management control with effective management representation in key areas.

Key performance indicators

	Target for 2005–09 (CAGR)		**2005 performance**
Gross inflow Life	15–20%	✓	192%
Gross written premiums Non-life	5–10%	✓	15%
Costs	12–15%		41%
Net profit	15–20%	✓	57%

Ambition

We aim to further accelerate growth at our business by building on our existing market position. At the same time, we will pursue selected new product/market opportunities in Europe and Asia by way of organic expansion, acquisitions and strategic partnerships.

Employees
(in FTEs)



4000
3000
2000
1000
0
2,955
3,428
2004
2005

	2005 Operational highlights	2006 Focus
Europe, outside Benelux	We continue to deliver strong results in the United Kingdom. These are driven by solid margins across the Fortis Insurance Ltd. product range and by strong sales performance at RIAS – our wholly owned personal lines intermediary specialising in the over-50s market. Fortis Insurance Ltd. increased its share of the UK private car insurance market, lifting it from fourth to third place with over 1.37 million vehicles insured. We also extended our product and distribution range in the UK, thanks in part to the acquisition of the personal lines insurance solutions provider OutRight. Gross inflow at Fortis Assurances in France rose 10% in 2005 to EUR 395 million, thanks to improved performance on the part of the broker network and higher productivity from the direct sales force. CaiFor in Spain performed very well, as witnessed by increases in gross inflow and net profit. Premiums rose 4% at Life and 22% at Non-life. Funds under management rose above EUR 24 billion. CaiFor currently provides employee benefits solutions (under the 'VidaCaixa Previsión Social' brand) to over 8,000 large and medium-sized enterprises, underscoring its leading role in group life and pensions. In Portugal, Millenniumbcp Fortis saw gross inflow of EUR 2,144 million in its first year of operation. This was driven primarily by a number of successful unit-linked and savings product campaigns run in collaboration with Millennium BCP.	We will continue to build our organisation by focusing on elements like managing the non-life insurance cycle and the impact of interest rates on the life environment, developing new products, ongoing skill and knowledge transfer between units and entering new markets. We will also integrate the acquisitions completed in 2005 and further develop and leverage OutRight's affinity group skills.
Benelux	Benelux-based Fortis Corporate Insurance (FCI) continued to perform very well. Net income more than doubled compared with 2004. Fitch Ratings assigned the unit a robust A+ financial rating in September. Our Luxembourg operations are channelled via Fortis's own banking network and, thanks to the European Directive on Freedom of Services, a number of third-party providers as well. Total funds under management grew to EUR 3.9 billion.	In Benelux, FCI will pursue further growth by continuing to leverage its existing skills and markets, in spite of the expected less favourable claims environment. In Luxembourg, we will use bancassurance and the legal framework created by the Freedom of Services Directive to go on growing our operations.
Asia	Taiping Life in China reported total gross inflow (calculated on a 100% basis) of EUR 768 million, an increase of 19% despite stiffer competition from banking products (higher deposit rates). Taiping's specialist pension subsidiary – one of China's first – was granted Trustee and Investment Management licences for the Chinese enterprise annuity business.	The focus for Asia will be on broadening distribution channels (bancassurance) and developing innovative products to anticipate the increasing need for savings, especially on the part of affluent clients.

	2005 Operational highlights	2006 Focus
Asia (continued)	In Malaysia, Mayban Fortis acquired 74.24% of Malaysia National Insurance Holdings (MNIH) at 2005 year-end. This stake rose to 98.84% in March 2006. MNIH is a prominent insurer that has enabled Mayban Fortis to evolve into a leading multi-channel operator. Gross inflow at Mayban Fortis was EUR 354 million (on a 100% basis) in 2005, 20% higher than in 2004. Muang Thai-Fortis in Thailand saw its gross inflow rise to EUR 202 million (on a 100% basis). Muang Thai Life achieved the highest annualised new premium growth rate in the market (on a year-to-year basis) in 2005, thanks to its multi-channel distribution network (agency sales, bancassurance and affinity group marketing). Our joint venture partner, Kasikorn Bank, now has more than 70 newly-trained insurance sales specialists, which paid off in 2005 as our bancassurance sales soared 110% compared with the previous 12 months.	We also aim to integrate MNIH and to enter selected new markets.

Financial performance

Results of Insurance International

(in EUR million)	2005	2004 (pro forma)	change
Gross inflow			
• Life	3,567	1,222	*
• Non-life	1,642	1,423	15%
Operating costs	(353)	(250)	41%
Technical result			
• Life	0	(21)	*
• Non-life	175	97	80%
Operating margin			
• Life	25	(20)	*
• Non-life	181	94	93%
Profit before taxation and minority interests	295	165	79%
Income tax	(69)	(36)	88%
Minority interests	24	0	*
Net profit	202	129	57%
Operating leverage	31.6%	N.A.	
Value added by new life business	91	28	*
Combined ratio:			
• Property & Casualty	101%	102%	
• Accident & Health	97%	95%	
• Total Non-life	100%	102%	


Life
Gross inflow
1,222
3,567
+192%
(20)
Operating margin
25
*
Net profit
31
52
+69%
Non-life
Gross inflow
1,423
1,642
+15%
Operating margin
94
181
+93%
Net profit
98
150
+53%
2004
2005

Business environment

The non-life environment in Europe has been favourable recently, which may lead to pricing pressure as new players are attracted to the market. The challenge is to maintain positive underwriting results, while at the same time holding on to existing market shares. Life insurance is growing steadily and is likely to go on doing so because of the ageing population, especially in countries with a high dependency on state pensions.

Brokers and agents remain the dominant channels in some countries. However, in others – the UK in particular – new distribution channels are emerging, such as the internet, affinity marketing and brandassurance. Straightforward life and non-life products can be readily distributed via these new channels, whereas more complex ones will probably continue to rely on conventional distribution. Insurance International's distribution and product mix might also change in response to European regulatory harmonisation (Solvency II, for instance), tax changes and shifts in consumer behaviour.

The life sector in Asia continues to develop at double-digit rates in most markets. Although bancassurance has become the dominant distribution channel in some areas, the agency channel is the largest distributor of life products. Companies pursuing a multi-channel distribution strategy should benefit from growth in bancassurance and new channels like the internet.

Gross premiums

Total gross inflow at the fully consolidated life companies in Portugal, France and Luxembourg increased from EUR 1,222 million to EUR 3,567 million, thanks to Millenniumbcp Fortis (EUR 1,997 million) and the continued good sales performance of Fortis Luxembourg. Total gross inflow at the non-consolidated life companies in Spain, Malaysia, China and Thailand advanced from EUR 2,744 million (on a 100% basis) to EUR 3,080 million (+12%), as a result of group sales at CaiFor (Spain) and overall higher sales in the Asian region. Operating margin in Life improved from a EUR 20 million loss in 2004 to a EUR 25 million gain in 2005.

Gross written premiums for the consolidated non-life companies in the UK, Portugal and Luxembourg as well as Fortis Corporate Insurance climbed 15%, from EUR 1,423 million in 2004 to EUR 1,642 million in 2005, partly driven by Millenniumbcp Fortis. Gross written premiums for the non-consolidated non-life companies in Spain, Malaysia and Thailand advanced 28% (on a 100% basis), from EUR 184 million in 2004 to EUR 236 million in 2005. The biggest contributors were CaiFor and Muang Thai-Fortis. Operating margin in Non-life nearly doubled to EUR 181 million.

Net profit

Insurance International had an excellent year, with net profit advancing 57%, from EUR 129 million to EUR 202 million. We achieved these outstanding results mainly on the back of extremely favourable results at Non-life (FCI and Fortis UK), the return to profitability of the French operations and the contribution of Millenniumbcp Fortis.

Accolades

- Fortis Corporate Insurance picked up an excellent A+ (Strong) financial rating from Fitch, confirming its outstanding track record in fulfilling its contractual obligations.
- Fortis Insurance Ltd. (UK): Motor Insurer of the Year; winner in the 'Claims' category; highly commended in 'Personal and Commercial Lines' (Insurance Times Awards, December 2005).
- RIAS: Best Home Insurance Provider (Guardian and Observer Consumer Finance Awards, October 2005), for the second year running.
- K. Sara Lamsam, the 35-year old President of Muang Thai Life Assurance, received the prestigious Young ASEAN Manager of the Year award at the fifth ASEAN Insurance Congress.

Our insurance joint ventures

Country	Company	Fortis stake	Market positions	Acquired in
Portugal	Millenniumbcp Fortis	51%	No. 1 (22% market share) with access to large Millennium BCP bank network	January 2005
Spain	CaiFor	Life 40% Non-life 60%	Market leader with access to large "la Caixa" network	December 1992
China	Taiping Life	24.9%	No. 6 life insurer (2.2% market share)	December 2001
Malaysia	Mayban Fortis	30%	No. 3 in life; no. 1 in non-life; no. 1 in Takaful (Islamic insurance); access to Maybank's extensive network	February 2001, followed by the acquisition of 98.84% in MNIH in March 2006
Thailand	Muang Thai-Fortis	40%	No. 6 life insurer	June 2004



Looking beyond your horizon

The beginning of a journey is always an unforgettable moment. Especially when you have Fortis at your side. We are a financial partner who wants to be there every step of the way as you realise your unique ideas and plans. Fortis can help you, the entrepreneur, to enjoy the fruits of your imagination.

Strong risk management

Risk management is crucial to every aspect of Fortis's operations. We have created a strong risk management and internal control structure to effectively measure, monitor and manage the range of risks to which our banking and insurance activities are exposed.

Risk management and internal control

As a financial services provider, we have a long-established culture of risk awareness. We are also firmly committed to making internal control an integral part of the way we conduct our operations.

Responsibility

Ultimate responsibility for implementing and maintaining our internal control system and for reviewing its effectiveness lies with the Fortis Board of Directors. The Executive Committee and the Management Teams at the individual businesses, legal entities, support services ('horizontal functions') and subsidiaries carry out these functions in practice. It is management's task to:

- Set the example;
- Establish clear objectives;
- Maintain a strong awareness of internal control;
- Create appropriate organisational structures;
- Identify, assess and monitor risks;
- Ensure the effectiveness of all processes;
- Report on all this and take corrective action where necessary.

Internal control is firmly embedded within our organisation. It relies on the contribution of all our employees, as it is their combined efforts that ultimately determine whether our systems and procedures are functioning as intended.

Policies and standards

The Board of Directors sets company policy on key operational areas such as business conduct, private investments and the independence of external auditors. We have also instituted a whistleblower procedure. The Executive Committee and the individual Management Teams then establish specific operational and reporting standards for application across the whole of Fortis, a particular business or within a geographical region.

Together, these policies and standards form an integral part of our internal control system. They are regularly reviewed and updated, set out clearly in the form of manuals, and publicised using internal communications. The frequency of review depends on the specific risk profile of the activity in question.

Management's responsibility extends to the formulation of second-level controls: in other words, control procedures to ensure that the primary controls are functioning effectively and that significant failings are reported to the appropriate hierarchical and/or supervisory level and acted upon.

Business objectives

Each business has a plan – updated, discussed and approved each year by the Board of Directors – setting out its strategic, operational, financial and compliance objectives. Operating performance is reviewed by senior management and the Board, which also set targets for the multi-year budget drawn up annually. This budget – based on the underlying budgets of each of the businesses – is then reviewed and approved by the Board. Results are continuously monitored and budget progress reports are drawn up each quarter.

Operations

The Management Teams at each of our businesses are responsible for internal control, which entails the correct processing, execution and recording of all transactions carried out within their respective front, middle and back-office systems. Automated systems are a particular focus in this regard, with adequate access and application controls as an integral part. These are scrupulously tested before any new system is put into place. Strict routines are also in place to ensure operational and system security.

Safeguarding assets

Additional standards and controls are delivered by our support functions. These are independent of the businesses and report to the CEO, CFO, Chief Operating Officer (COO) or Group Chief Risk Officer as appropriate.

The role of Central Risk Management is to ensure that systems and procedures are in place to identify, control and report on major risks, including investment risk (credit, market and liquidity risk), insurance risk and operational risk. The unit independently monitors the risks incurred and reports on them via a Risk Committee structure flowing upwards to the Risk and Capital Committee and to the Board. The Operational Risk Management unit keeps track of all operational 'loss events' and risks at our banking operations using the Risk Self Assessments required by Basel II and ensures that these are reported to the Risk Committees. At our insurance businesses, meanwhile, operational risks are addressed using Control Risk Self Assessments, with relevant topics discussed by the respective Risk Committees. The Risk Mitigation unit monitors the adequacy of business contingency plans in all major operational areas. These plans are intended to allow business activities to be resumed as rapidly as possible in the wake of disruptions or emergencies, while simultaneously providing damage control. Our risk management framework is described in further detail on page 57.

Financial reporting

The Board sets and approves the accounting policies adopted by Fortis. The CFO Office then ensures that comprehensive internal controls are in place for the preparation and publication of our periodic financial statements and ad-hoc financial bulletins. The CFO Office also draws up the consolidated financial statements for Fortis as a whole and the statutory financial statements of individual Fortis companies. A pyramidal structure of meetings involving business controllers as well as internal and external auditors at different levels of the company enables information to flow upwards so that the CFO Office can ensure that financial and accounting data communicated externally does not contain any material inaccuracies.

Legal, Compliance and Tax

Our Legal, Compliance and Tax departments advise on and monitor all legal, compliance and tax aspects of Fortis's activities and regularly report on the risks they identify and on outstanding litigation in their respective fields.

The Legal department provides exclusive, proactive and independent legal support and policy-setting services, in order to protect Fortis's legal interests.

Compliance aims to achieve reasonable assurance that Fortis and its employees are complying in practice with prevailing laws and regulations, as well as with internal rules and ethical standards. The Compliance department also seeks to maintain a relationship of trust and mutual understanding with regulators and supervisory authorities.

The Tax department aims to provide reasonable assurance that Fortis and its employees comply with all applicable tax laws. By monitoring tax compliance, base and risks, the Tax department also contributes to the accuracy of Fortis's tax accounts.

Monitoring

In a distinctive element of our reporting and monitoring cycle, senior managers up to the Executive Committee sign annual internal management control statements. These follow on from a Control Risk Self Assessment process, including the drafting of action plans to remedy identified weaknesses. Key observations are reported to and discussed by the Business Risk Committees, the Banking and Insurance Risk Committees (OPC and IRC, see risk management framework on page 57), the Executive Committee and ultimately by the Audit Committee. Developments in internal control quality are also factored into our senior managers' variable remuneration.

Fortis Audit Services (FAS), which is centrally organised, monitors the effectiveness of internal control across the whole of Fortis. Auditors evaluate the safeguarding of assets, the effectiveness of operations, compliance with applicable laws and regulations, and the reliability of financial and management information. They then present recommendations and follow them up to ensure they are implemented correctly. FAS focuses on the areas of greatest risk to Fortis, as identified by our structured risk assessment process. The unit's methodology is rooted in the COSO ERM framework, which provides for benchmarking against generally accepted control standards. FAS is authorised to audit all aspects of operations and is provided with the necessary resources – both qualitatively and quantitatively – to carry out its functions effectively. In this way, the unit serves as an independent and objective assurance provider that reports directly – through the General Auditor – to the CEO and Audit Committee. The General Auditor also has direct access to the Chairman of the Board.

Changes in risk management and internal control

Our Credit Risk Management and Central Risk Management structure was adjusted in the second quarter of 2005, reflecting the need to tailor our organisational model to the new Fortis strategy and organisational structure, while also taking account of best practice in the risk management field. The strategic elements of Credit Risk Management (Policies, Reporting, Portfolio Management) and Project Management (e.g. Basel II) have been integrated into the structure of Central Risk Management. The operational aspects, meanwhile, have been integrated into the respective businesses.

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As a result, day-to-day management and support of the operational credit processes is now the responsibility of the business CEOs. Setting objectives for local Risk Managers has become the joint responsibility of the Group Chief Risk Officer and the business CEO.

Our compliance structure was changed in the year under review:

- A new centralised structure has been adopted;
- A Compliance Charter has been issued giving a comprehensive and clear description of this new organisation and its basic operating standards and rules;
- A new Management Team has been installed to ensure a uniform approach to all compliance matters Fortis-wide.

Compliance has also implemented its Compliance Risk Assessment methodology. Having defined a distinct framework, the next step is to identify the different compliance risks associated with specific banking and insurance activities. These are then prioritised and operational action plans are agreed in consultation with the relevant business. Compliance Risk Assessment also includes a comprehensive reporting scheme to monitor the development and implementation of the action plans.

A whistleblower procedure was introduced in the course of 2005. On 1 January 2006, Investigations joined the Legal and Compliance department to form a single Fortis-wide operating department. The mission of Investigations is to pursue Fortis's zero tolerance to fraud policy and to ensure that the company, its employees and intermediaries operate in an ethical manner by investigating fraudulent acts and other unacceptable behaviour and by participating in the prevention, detection and monitoring of such acts in close collaboration with Compliance and Internal Audit.

Future improvements to risk management and internal control will include further strengthening the support functions across the banking and insurance businesses and reviewing the need for additional control documentation due to developments within our control systems or in response to external requirements.

Evaluation

The risk management and control systems relating to other risks basically aim to provide reasonable but not absolute assurance that:

- Business objectives are being met;
- Business operations are being carried out effectively and efficiently;
- Assets entrusted to Fortis are safeguarded, together with our own assets;
- Fortis is in compliance with applicable laws and regulations including internal procedures and policies.

All the structures, procedures and control systems described above together make up Fortis's system of internal control. As far as financial reporting is concerned:

- The risk management and control systems provide reasonable assurance and the financial reporting does not contain any material inaccuracies;
- The risk management and control systems functioned properly in the year under review;
- Based on the information available as of the date of this Annual Review, there are no indications that the risk management and control systems will not function correctly in the current year.

As with any internal control setup, Fortis's system has its limits. Although it cannot completely eliminate the risk that business objectives will fail to be met, it can nevertheless keep that risk within acceptable parameters. It provides reasonable but not absolute assurance against material misstatement or loss.

The control system described above was fully operational in the year under review and remains operational to date. All major aspects and improvements have been the subject of discussion in the Audit Committee, which reported on these to the Board. The control system is dynamic in nature, as it is continuously adapting to changes in the internal and external environment, including all regulatory developments.

The Audit Committee reviews the effectiveness of this system and reports regularly to the Board. The key input used by the Committee in carrying out its work includes extensive reporting on internal controls by FAS, reports of the Compliance Officer and the external auditors, reports of the CFO Office, management declarations on internal control, information on operational losses (Basel II) as well as any information on litigation and supervisory reviews. The Audit Committee of Fortis also receives information regarding the activities of the Fortis Bank Audit Committee and Fortis Insurance Audit Committee.

Strong, centrally controlled risk management organisation

The Board of Directors monitors Fortis's solvency, identifies significant risks and determines the general risk/return requirement. The Executive Committee is responsible for setting strategic guidelines and high-level policy in the area of risk management, for monitoring consolidated risk reports at company level and for allocating economic capital to the various Fortis entities. The banking and insurance businesses each have their own responsibilities within this overall framework.

In the case of our banking activities, those responsibilities lie with the Board of Directors and the Management Committee.

Overview of the Fortis risk management structure


Group
Board of Directors (Risk and Capital Committee)
Executive Committee (Risk Committee)
Support
Bank or Insurance
Insurance Risk Committee
Fortis Bank Board of Directors
Fortis Bank Management Committee
ALM & MPC1
OPC2
CPC3
CCC4
Central Risk Management
Businesses
Local Insurance Boards
Local Ins. Mgt Cttees
Insurance Belgium
Insurance Netherlands
Insurance International
Retail Banking
Merchant Banking
Commercial & Private Banking
Mid-offices

[1] Asset and Liability Management & Market Risk Policy Committee [2] Operational Risk Policy Committee [3] Credit Policy Committee [4] Central Credit Committee

These are assisted by a number of specific committees within the banking businesses, such as the Asset and Liability Management & Market Risk Policy Committee (ALM & MPC), the Operational Risk Policy Committee (OPC), the Credit Policy Committee (CPC) and the Central Credit Committee (CCC).

Responsibility for risk management within our insurance operations lies with the board of each entity, all of which have Risk Committees of their own. The latter meet regularly, as does an Insurance Risk Committee, the members of which include the CEOs/CFOs of each business and the CFO and corporate Chief Risk Officer. The responsibilities of the Insurance Risk Committee include monitoring the overall risks and solvency of the insurance business, setting risk policy for insurance companies and approving investment policies.

A Central Risk Management team, headed by the Chief Risk Officer, is responsible for:

- Developing and implementing the risk structure;
- Supporting the work of the Risk Committees;
- Risk reporting and reviewing;
- Recommending further risk methodology developments;
- Encouraging and supporting risk/return optimisation.

As we mentioned earlier, one of 2005's major events at organisational level was the reorganisation of the Credits function within Fortis. Credit management, credit covering policy and credit reporting have now been fully integrated within the central risk management function headed by the Chief Risk Officer. The focus here is on optimum risk management and independence. The operational side of credits has been transferred to the different businesses, where the focus is more on technical credit skills and operations.

The CEOs of the respective insurance businesses are in charge of day-to-day management and support of the operational credit process. However, the Central Credit Committee is responsible for credit decisions, and the Credit Policy Committee for setting policy and methodology in the area of credit risk.

To further improve our credit risk management, we have created a department to provide global credit portfolio management covering both our banking and our insurance operations. This will help us to ensure that credit risk concentrations are better monitored and reported across the company. It will also reduce the risk of inadvertently carrying out transactions in different parts of Fortis that have the effect of cancelling each other out (e.g. hedging a corporate loan while investing in a bond from the same counterparty).

Preparing for Basel II

We invested a considerable amount of effort in 2005 to prepare our banking operations to comply with the new Basel II regulatory framework. A dedicated Programme Management body was set up to that end, with the active involvement of Central Risk Management, the CFO Office and Information Services. Steering groups were also created at each of our major banking entities to coordinate at management level within the entity and with Basel II Programme Management. The groups are also responsible for implementing the project on schedule.

Taking youngsters to the top

Climbing is a great sport for building confidence in yourself and other people. So it was the perfect choice last December when 350 Fortis volunteers spent a day coaching a thousand deprived 15 year-olds at indoor climbing centres all over the Netherlands.

The event was part of 'Make a Difference Day' (MADD) and our people's contribution to it earned Fortis Foundation Netherlands the title of 'MADD Company of the Year'.



We are currently entering the delivery phase of this huge project, and so Programme Management recently began to draw up the official request for approval to be submitted to the regulator. The first objective is to deliver a preliminary application file comprising:

- A documentation set showing that all requirements have been met;
- A use-test demonstrating that the internal ratings are being used effectively;
- A high-quality internal approval process, including an internal audit review;
- A structured library of internal Basel II documents (methodology, processes and internal reviews).

Standardised Risk Taxonomy

We have used a standardised risk taxonomy for the past several years to help us manage more effectively the principal risks to which we are exposed.


Risk
Operational Risk
Investment Risk
Insurance Risk
Business Risk
Event Risk
Credit Risk
Market Risk
Liquidity Risk
Underwriting Risk Life
Underwriting Risk Non-life

Operational risk

This takes in all risks that are not linked specifically to the performance of our banking or insurance activities. Operational risk can be split into two categories for reporting and monitoring purposes. The first category represents the business risk: the risk of losses due to events that could damage a business's franchise or its operating economics, such as shifts in the competitive environment, or legislative or tax changes. The second comprises the risk of losses due to events such as errors and omissions, system failure, fraud, crime, legal proceedings or damage to buildings or equipment.

The Operational Risk Policy we implemented in 2005 sets out the framework and organisation (including roles and responsibilities) at company, business and country level. It also defines reporting lines from the various risk-management units and introduces specific operational risk tolerance levels.

We also continued and intensified the initiatives we launched in 2002 to improve the monitoring and control of this risk by means of enhanced assessment and measurement. A set of operational risk management instruments has been developed to that end and applied throughout our operations. These cover the reporting of operational losses, the modelling of operational risks, the completion of Risk Self Assessments, the observation of key risk indicators and business contingency planning. The operational risk instrument set is supported by an internally developed IT application (OPERA).

In the context of Basel II, we have opted for the 'Advanced Measurement Approach' for assessing Fortis's operational risks.

Fortis is a co-founder of the Operational Risk Data Exchange Association (ORX). This joint initiative by a number of major international banks provides data exchange facilities to enable operational risk to be analysed and modelled more accurately.

Investment Risk

Credit risk is the risk that a borrower or counterparty will no longer be able to repay their debt. This may result from a straightforward inability to pay (insolvency) or from government restrictions on capital transfers. Credit risk arises in both traditional lending – chiefly in banking operations – and in the purchase of investments – primarily on the insurance side.

All our businesses use appropriate instruments to evaluate and monitor these risks.

Breakdown of credit risk by type

	2005	
Cash and cash equivalents	4%	
Interest-bearing investments	29%	
Assets held for trading	7%	
Due from banks	13%	
Due from customers	47%	
• Residential mortgages		14%
• Consumer loans		2%
• Commercial loans		16%
• Reverse repurchase agreements		10%
• Securities lending		3%
• Others		2%
Total credit risk on balance	100%	
Total credit risk on balance (in EUR billion)	606	

There are three main sources of credit risk within our banking activities: counterparty, transfer and settlement risk. Fortis counters these risks by applying strict checking procedures as part of our fully independent credit approval process. In essence, our credit policy sets out to spread the risks across several sectors and countries.

Fortis also uses an internal rating system for managing the credit-risk exposure of our banking operations. We apply it to our overall credit portfolio, based on statistical analysis and the expected default frequency. This enables us to price individual credits on the basis of risk, while also generating the information needed to calculate the economic capital and the risk-adjusted returns.

Since 2000, Fortis has been actively pursuing a policy of improving the risk/return profile of our credit activities by constantly improving our risk assessment and applying risk-weighted pricing. We are also working to reduce the outstanding credit risk by securitising part of our existing credit portfolio.

In the light of Basel II, we have opted for the Internal Rating Based method in assessing our credit risk. This involves assessing the risk of failure of the counterparty, based on our own historical data.

Credit risk on the part of our insurance activities relates mainly to the counterparty risk in investments. We limit this type of risk by setting strict creditworthiness standards for investments and by spreading investments across sectors and countries. A substantial part of our Benelux insurance portfolio is invested in fixed-income securities, which are covered by direct or indirect government guarantees.

The Credits department was actively involved in several due diligences in the course of the year. Every time a takeover or merger was considered, the department issued an opinion regarding the risk in the credit portfolio.

Market risk refers to the likelihood of losses due to sharp fluctuations in the financial markets – in share prices, interest rates, exchange rates, commodity prices or property prices. These fluctuations also create risks that impact both the structural positions of our banking and insurance activities (Asset/Liability Management – ALM risk) and the trading positions taken by our banking businesses (trading risk).

Fortis monitors and controls its ALM risk with the aid of risk indicators such as basis point sensitivity (which indicates how much the market value of all assets and liabilities changes when each individual point on the yield curve changes by one basis point), the duration of the capital and reserves (a general measure of the interest-rate risk), earnings at risk (an indicator that simulates the effect of changes in interest rates on future results) and value at risk (VaR, which calculates the potential structural loss for Fortis resulting from market fluctuations, based on a horizon of one year and a reliability interval of 99%, as required by the regulator). The VaR figures are reworked when calculating economic capital, as our internal reliability interval is more rigorous (99.97%).

For our banking activities, the fixed-rate period of the assets is longer than that of the liabilities, as banks traditionally receive funds in the shorter term and reinvest them for the longer term. As a result, an upward movement in the capital market yield curve will lead to a more pronounced fall in the value of the assets than in that of the liabilities. It also has the effect of reducing the value of the banking operations, which consists after all of the difference between their assets and liabilities. A movement in the opposite direction naturally increases the value of our banking activities.

On the insurance side, by contrast, the liabilities have a longer term than the assets, as the insurer's commitments – especially in the life sector – have a longer fixed-rate period than the assets in which the insurer can invest. Moreover, traditional insurance products generally offer guaranteed interest rates. As a result, an upward movement in the yield curve has a favourable effect, boosting the value of the insurance activities, with a downward movement obviously having the converse effect.

This fundamental difference in the balance sheet structure of banking and insurance operations means that combining the two operations, as we have done at Fortis, reduces the overall impact of interest-rate movements.

The activities of Merchant Banking are particularly subject to trading risk. This too is monitored using the VaR indicator, based on a holding period of one day and a reliability interval of 99%. The different components of the market risk (interest rates, exchange rates, equities and commodities such as gold and silver) are evaluated both separately and in combination, taking account of correlations between movements in their respective market values. Once again, the VaR figures are reworked when calculating economic capital, as our internal reliability interval is more rigorous (99.97%).

Trading risk monitored by the Value at Risk indicator

	2005	2004
Value at Risk (VaR) as of 31 December	15.9	12.7
Highest VaR	22.9	55.2
Lowest VaR	10.0	9.2
Average VaR	14.4	21.7
Efficiency ratio	131%	88%

The effectiveness of VaR calculations is verified using 'back-testing'. This involves reviewing the number of days when the losses were greater than the estimated VaR. For our trading activities, for instance, Fortis applies a probability level of 99%, which means that the negative trading result may be greater than the VaR on only one day per 100. Back-testing analysis shows that Fortis achieved this target in 2005: there was only one day on which the difference in market value of two successive days was greater than the estimated VaR.

Merchant Banking Risk Management has further implemented a merchant banking risk structure for all sites at which the business operates, including recent acquisitions. Special attention was paid to coherence between sites, to ensure that each of Merchant Banking's local risk management teams has the same responsibilities. Investment at the business has focused on integrating new activities launched to increase the diversification of risk factors. Commodity, equity and credit derivatives accounted for the major part of the investment. The dealing room has also invested heavily in the development of structured products to meet demand on the part of all customer types for this category of products.

A project focusing specifically on the management of liquidity risk was initiated in 2004. The basic principles of our Fortis-wide liquidity policy were formulated in 2005 and will be taken into account by all our entities – banking, insurance and other – as they define or adjust their own policies in this area, subject to their specific needs and regulatory regimes.

Insurance risk

Underwriting risk refers to the risks inherent in insurance operations (in addition to the ALM risk referred to earlier). As far as life activities are concerned, it reflects variations in mortality and longevity. Risk at non-life activities concerns the degree of variability of future claims and uncertainty regarding the evolution of existing claims.

The adequacy of insurance charges and provisions is assessed regularly, with a significant proportion of the provisions analysed using sophisticated stochastic techniques. We are striving more and more to improve our understanding of diversification and concentration effects across Fortis. We purchase reinsurance cover where appropriate, some of which is channelled through an internal captive structure to exploit diversification benefits within Fortis.

Risk Mitigation

The Risk Mitigation department implements a broad range of measures aimed at reducing the impact of a wide variety of risks. It also coordinates and executes a series of management controls. These activities have long included the insurance of operational event risk through, for instance, the insurance of that risk using instruments like the traditional bankers' blanket bond, professional indemnity and directors' and officers' insurance. The cover is obtained either in the external insurance and reinsurance markets or using alternative risk transfer. The unit also advises several central staff functions regarding the insurance of operational and other risks. That activity was further extended in the past year.

Risk Mitigation is actively involved too in the Fortis-wide coordination, quality assurance and monitoring of Business Continuity Management. This ensures the continued availability of key Fortis processes and locations during an emergency. We decided in the course of 2005 that the Business Continuity Management unit would also henceforth coordinate and support the development, implementation and monitoring of information security policy.

Our Risk Mitigation department has gradually evolved into a support unit that coordinates the implementation of internal and management control – especially with regard to projects that can be implemented more efficiently on a Fortis-wide basis.

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Economic capital

Strong solvency (in EUR million)



25000
20000
15000
10000
5000
0
12,726
6,574
14,847
9,391
8,484
3,756
23,126
15,061
A
B
C
D
E
Banking
Insurance
A Fortis minimum
Banking: 6% of risk-weighted commitments (Tier 1)
Insurance: 1.75 statutory requirement
B Fortis maximum
Banking: 7% of risk-weighted commitments (Tier 1)
Insurance: 2.50 statutory requirement
C Legally required minimum
D Net core capital
E Economic capital

We have developed 'economic capital' as a consistent and comparable measure of risk across all risk types and geographies at Fortis. It serves as an indicator of value at risk (VaR) to a confidence interval of 99.97% and with a horizon of one year, which represents very extreme events. The methodology is refined and improved on an ongoing basis.

The economic capital is calculated separately for each risk type per business. We then determine the total economic capital at business level, at banking/insurance level and for Fortis as a whole. The figures obtained in this way are used for a range of internal monitoring and management purposes.

Since it is extremely unlikely that all risks will become reality at the same moment, an allowance is made for diversification benefits when adding up the individual risks. The result is a total economic capital figure at company level that is significantly lower than the sum of the individual risks.

As we noted in the section on investment risk, in addition to this more general diversification, Fortis benefits from a netting effect across bank and insurance interest-rate risk due to the fundamental balance-sheet differences between our banking and our insurance operations.

Breakdown of economic capital

The graph represents the contribution of each risk to our total diversified economic capital. Consequently, risks such as 'insurance risk' contribute very little to the overall amount because they only correlate weakly with the other risks.

Economic capital by risk type

(after diversification, year-end 2005)



2.1%
4.7%
0.1%
5.9%
49.1%
2005
38.1%
Credit risk
ALM risk
Business risk
Trading risk
Event risk
Insurance risk

RARORAC

The Risk Adjusted Return on Risk Adjusted Capital (RARORAC) is a performance yardstick that establishes a consistent relationship between the risks and returns of Fortis's various activities. RARORAC is calculated by dividing the risk-weighted return by the economic capital. The risk-weighted return is itself determined on the basis of the result before tax and discontinued operations, with provisions for credit risks being replaced by estimated, cycle-neutral expected losses.

RARORAC improved considerably in 2005, on the back of the strong results: for the whole of Fortis it increased to 22% from 16% in 2004. RARORAC at all the businesses was above the 15% long-term hurdle rate. The economic capital increased by 9% to EUR 15.1 billion, mainly as a result of growing commercial activities and the change in consolidation scope.

Return on Risk Adjustment

(in EUR billion)	Economic capital		RARORAC	
	2005	**2004**	**2005**	**2004**
Retail Banking	3.3	3.4	26%	15%
Merchant Banking	3.7	3.3	22%	11%
Commercial & Private Banking	2.5	2.3	18%	19%
Other Banking	1.4	1.0		
Total Banking	**10.9**	**9.9**	**20%**	**14%**
Insurance Belgium	1.5	1.5	30%	31%
Insurance Netherlands	1.9	1.5	27%	30%
Insurance International	0.6	0.4	35%	29%
Total Insurance	**4.1**	**3.4**	**30%**	**30%**
General	0.1	0.5	N.A.	N.A.
Fortis Total	**15.1**	**13.8**	**22%**	**16%**

Committed to sustainability

As part of the society in which we operate, we want to make a genuine contribution to our stakeholders' prosperity and well-being. The active pursuit of corporate sustainability is fundamental to what we stand for as a company.

Fortis is included in several sustainability indices:

Dow Jones Sustainability Stoxx Index
Dow Jones Sustainability World Index
FTSE4Good

At Fortis, corporate sustainability means conducting business in a responsible way: achieving sustainable economic growth while anticipating the legitimate interests of our stakeholders and accepting our social and environmental responsibilities. By living our values, we position ourselves in a learning process in which we are constantly striving to improve and to find solutions that meet our stakeholders' needs, now and in the future.

We drew up 'Agenda 2006' two years ago as a corporate sustainability roadmap for our organisation. The key elements of that plan are:

- Integrating sustainability objectives in our regular business plans;
- Reinforcing internal coordination and our corporate sustainability network;
- Developing sector policies, taking account of international standards;
- Drawing up an environmental statement, including purchasing policy;
- Encouraging our stakeholders to be involved more proactively;
- Optimising our sustainability reporting process.

Significant progress

We made great strides in 2005 in taking sustainability forward and executing Agenda 2006. We modified the company's sustainability governance last year, creating a new Corporate Social Responsibility function headed by a General Manager who reports directly to the Deputy CEO. The new structure brings a variety of benefits, including the ability to accelerate progress throughout the Fortis organisation.

Our main focus was on involving Fortis's businesses more directly and on implementing sustainability within our commercial processes. Employee awareness and active involvement by the businesses will be crucial to the success of our sustainability strategy, which is why we have intensified our internal communication in this area. Fortis's regular communication channels provided more frequent coverage for sustainability issues, alongside which we have set up a dedicated communication channel. Corporate Social Responsibility's intranet site has proved a valuable tool as well, offering news items, an information database and interactive 'dilemmas' to discuss.

Our businesses and support functions have also been working on their own corporate sustainability ambitions. These vary from one activity to another, depending on the specific services we provide, the markets in which we operate and the customers we serve. Some businesses seize opportunities by creating new products, others by stepping up existing initiatives.

At the same time, sustainability has assumed a more prominent position in business processes like credit management. An overall credit policy has been approved, which means credits can now be assessed in terms of their sustainability implications too. We will continue to develop detailed policies for specific sectors, as we have done for the defence industry.

Endorsement of international standards is another important area. Following substantial research and consultation, we signed the 'Equator Principles' in February 2006. These provide guidance and criteria in the area of project finance. Using the Equator Principles, projects are categorised according to their potential impact, ranging from category A (high impact) to category C (low impact). Those given an A rating require both an Environmental Impact Assessment and an Environmental Management System to be in place.

An environmental statement and central purchasing policy have been drawn up for our organisation. The drafts have been completed and will be submitted for final approval in the course of 2006.

By improving the robustness of our internal organisation and processes, we have laid the foundations for further development and expansion. Meanwhile, we made progress in 2005 in our interaction with stakeholders. This included a continuing dialogue with organisations like Friends of the Earth, with which we discussed issues like the financing of palm oil transactions.

Our two Fortis Foundations (one each in Belgium and the Netherlands) play a key role within the broader context of corporate social responsibility. Commitment to society in the shape of volunteer work and donations is a fundamental element of our overall social responsibility. A great many activities are organised in both countries, in which Fortis employees give their time and money to help deprived youngsters and to encourage solidarity between the generations. You can find more information in the Foundations' own reports. New Foundations focusing primarily on combating social exclusion are to be set up in several countries in which we are present.

Recognition

Our efforts were recognised in 2005 when Fortis was ranked worldwide number six for carbon reduction (*BusinessWeek*, 12 December 2005). The rating reflected our financing of projects to cut emissions and to encourage the trading of carbon credits. We were also designated 'Best in Class' for our approach to climate change in a report published by the Carbon Disclosure Project – a global survey into how the world's biggest companies have responded to the issue of climate change. Fortis was included in the report's Climate Leadership Index along with other international corporations deemed to be addressing the challenges of global climate change.

Despite these successes, we are well aware of the challenges ahead. We are currently drawing up the longer-term vision that will succeed Agenda 2006. The process will involve a wide range of Fortis managers and employees, together with a number of external stakeholders. The updated strategy will support our overall goal of positioning Fortis in the top 25% of financial institutions with respect to sustainability.

The issue of sustainability prompts fresh dialogue on risk management, compliance, reporting and even governance. It inspires us to think about product opportunities, customer involvement and new partnerships, ultimately lifting our standard of performance to a higher level.

The second *Sustainability Report*, which will look in greater detail at the elements discussed here, will be published in May 2006. We invite you to read it and to share your observations and ideas with us. Additional information can be found on our website, www.fortis.com.

Dynamic corporate governance

We are convinced that creating a clear framework for good corporate governance will help us to communicate more effectively with all our stakeholders.

Corporate governance is a dynamic process. The Fortis Board of Directors constantly re-evaluates our company structure so that we can respond to changes in our operations and to best practices in our home market and beyond.

Regulatory developments

There were very few regulatory changes in 2005. The most noteworthy developments are summarised below.

On 15 February 2005, the European Commission – in the wake of its Action Plan to modernise company law and to strengthen corporate governance in the European Union (May 2003) – published its recommendations on the role of non-executive directors.

On 11 October 2005, the European Council of Ministers approved the draft directive, as amended by the European Parliament, to improve the reliability of corporate financial statements. Other European regulatory initiatives are expected to be launched in 2006.

Previous European directives on market abuse were incorporated in local legislation in Belgium and the Netherlands, and a similar process was initiated for the European directive on acquisitions. Needless to say, we are closely monitoring these developments.

In Belgium, the governance landscape was impacted by the entering into force of a new corporate governance code, known as the 'Lippens Code' as of 1 January 2005.

In the Netherlands, the Dutch Minister of Finance, the Minister of Justice and the Secretary of State for Economic Affairs set up a Corporate Governance Monitoring Committee in December 2004 to monitor compliance with and application of the 'Tabaksblat Code' (issued a year earlier) by listed companies and shareholders. The 'Frijns Committee' – as it is known, after its chairman – was also tasked with reviewing the practicality of the Code and updating it on an annual basis, taking account of national and international developments in corporate governance. It published its first report in December 2005, in which it set out several recommendations regarding the Code's interpretation.

Developments at Fortis

We reviewed our policy on market abuse in 2005. Fortis has a unique corporate structure, with twin Dutch (Fortis N.V.) and Belgian (Fortis SA/NV) parent companies, and parallel listings on Euronext Amsterdam, Euronext Brussels and the Luxembourg stock exchange. This means that at every level within Fortis, people who have access – regular or occasional – to privileged information have to comply with both Dutch and Belgian legal regulations, and with any additional requirements imposed under local law.

The Fortis Policy on Private Investments included in the Fortis Governance Statement sets out four principles that establish minimum standards which Fortis is bound to observe. The basic principles are supplemented by detailed sets of rules.

We drew up a policy last year for the creation and operation of the audit committees at different Fortis units. The policy also focuses on possible interaction between these committees.

Codes of conduct were prepared for Fortis's asset management operations. These give the units in question the freedom to develop their own voting policies, thereby respecting their autonomy in all areas related to actual asset management.

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Following the closure of the financial year, the Fortis Board of Directors made a minor change to the company's governance structure at its meeting on 25 January 2006. In future, the boards of directors of the two group holding companies – Fortis Brussels and Fortis Utrecht N.V. – will consist exclusively of the members of the Executive Committee (they previously comprised the same directors as the boards of the parent companies Fortis SA/NV and Fortis N.V.). The Executive Committee members will jointly form a legal body within the holding companies, reinforcing their responsibility at this level. The purpose is to enhance the transparency of Fortis's overall structure and the pattern of responsibilities within the respective parent companies.

This chapter includes a review of Fortis's compliance with the corporate governance principles set out under Dutch law and in the recommendations of the Lippens Code in Belgium. The following presentation of governance principles and practices at Fortis is a summary of the information set out in the Fortis Governance Statement, the full text of which can be downloaded from our website or obtained from our head offices. See the back cover of this Annual Review for contact details.

Fortis's structure and share

Fortis was created in 1990 by the cross-border merger – Europe's first – between the Belgian insurer AG Groep and the Dutch bancassurance group AMEV/VSB. Our overall legal structure was regularly adapted in the ensuing years to enable us to manage our cross-border operations efficiently and to allow private shareholders in Belgium and the Netherlands to continue to invest in Fortis. This culminated in the current, innovative governance model, headed by a Belgian (Fortis SA/NV) and a Dutch (Fortis N.V.) parent company, shares in which have been linked to form the Fortis share. Fortis shares function as ordinary shares in every respect, including the associated voting rights and dividend entitlement.

Each Fortis share carries a single vote at the shareholders' meeting of both Fortis SA/NV and Fortis N.V. Fortis shareholders are thus entitled to attend and cast their votes at the General Meetings of both companies. The two shareholders' meetings basically deal with the same matters. The Articles of Association specify that certain resolutions have to be taken by both meetings if they are to be enacted.

There were 1,301,140,005 Fortis shares with voting rights and dividend entitlement as at 31 December 2005. Fortis N.V.'s authorised capital also includes cumulative preference shares. Fortis N.V. has granted a call option on cumulative preference shares to the *Stichting Continuïteit Fortis*. Additional information regarding Fortis's structure and share is set out in Chapter 2 of the Fortis Governance Statement and note 5 of the Financial Statements.

Board of Directors

The Fortis Board of Directors consists of a maximum of 17 members, the majority of them non-executives. It operates within the framework created by Belgian and Dutch legislation, normal practices in the two countries and the Articles of Association. The role and responsibilities of the Board of Directors and its composition, structure and organisation are described in detail in the Fortis Governance Statement. That document includes the independence criteria applying to members of the Fortis Board, which have been revised and aligned with prevailing best practice.

Composition

At the May General Meetings of Shareholders, Annemieke Roobeek left the Board in response to the latter's new policy on the maximum duration of non-executive directorships. She joined the Supervisory Board of Fortis AMEV in 1994 and had served as a non-executive member of the Fortis Board of Directors since 1998. Throughout those years, the Board benefited from her thorough understanding of Fortis's strategic choices and her strong commitment to the company's development.

Since 25 May, the Board has been made up of 11 non-executive members and one executive – the Chief Executive Officer (see page 72 for the composition of the Board).

Meetings

The Board of Directors met on eight occasions in 2005, with each meeting generally taking about half a day. Attendance details can be found on page 72. The following matters were discussed:

- The strategy pursued by Fortis as a whole and by each Fortis business;
- The strategies pursued by HR, IT and Operations;
- The divestment of Fortis's remaining stake in our US insurance operations and acquisitions including Disbank, Dryden and Von Essen Bank;
- Developments at each Fortis business. Beginning in June 2005, the Board will review each business twice a year;
- The 2005 budget;
- Quarterly balance sheets and income statements, with additional information provided by the CFO and external auditors;
- The impact of IFRS on Fortis's financial statements and developments in IFRS standards;
- The new dividend policy, the 2004 dividend and the 2005 interim dividend;
- Fortis's shareholdership structure and related investor relations strategy;
- Governance policies and, specifically, the directors nominated for reappointment by the General Meetings of Shareholders;
- The update of the Fortis Governance Statement;

- Reports of the Board committees following each of their meetings;
- The remuneration of Executive Committee members;
- The stock option plan for selected members of senior management and Fortis personnel;
- The economic and monetary environment.

Remuneration
The remuneration of non-executive members of the Board of Directors consists of a base annual salary for board membership and board committee meetings attendance fees. Members do not receive any variable or profit-related incentives, option rights, shares or other fees. Total remuneration paid to non-executive directors in 2005 was EUR 1.7 million.

Remuneration of the Chief Executive Officer, who is the only executive member of the Board, is related exclusively to his position as CEO; he is not entitled to the compensation paid to members of the Board. His remuneration consists of a base salary, a variable annual incentive and a variable long-term incentive. The level of the variable remuneration (annual and long-term incentives) depends on factors such as individual performance, Fortis's performance relative to predefined targets and Fortis's performance relative to several companies in the financial sector. Details of the remuneration paid to Jean-Paul Votron in 2005 are provided in note 12 of the Financial Statements.

One non-executive member of the Board of Directors holds options arising from his previous management position, while several members of the Board of Directors hold Fortis shares. In accordance with Dutch law, details and updates of stock options and shares held by all members of the Board of Directors must be reported to the Authority for the Financial Markets (AFM) in the Netherlands. Members of the Board jointly hold 885,855 shares and 55,900 option rights and restricted shares. See note 12 of the Financial Statements for a review of the remuneration policy, actual remuneration of the members of the Board of Directors and Fortis option and share holdings. None of the members of the Board has any loans or credits outstanding.

Board committees

Three committees have been set up within the Board of Directors: a Nomination and Remuneration Committee, a Risk and Capital Committee and an Audit Committee. These have a solely advisory function with respect to the Board of Directors, which remains the only body with decision-making powers. Each committee currently has four members, all of whom are independent non-executives. The role and responsibilities of each committee, together with its structure and organisation, are specified in individual sets of rules that form part of the Fortis Governance Statement.

Nomination and Remuneration Committee
The Nomination and Remuneration Committee advises the Board of Directors on remuneration policy and the remuneration of members of the Board and the Executive Management, on the appointment and reappointment of members of the Board and Executive Management, and on Fortis's employee and management stock and option plans.

The Nomination and Remuneration Committee consisted until 25 May 2005 of Maurice Lippens (chairman), Daniel Janssen, Annemieke Roobeek and Jan Slechte. After Annemieke Roobeek left the Board at the end of May, the Committee continued to function with three members until Jacques Manardo was appointed as the fourth member in November 2005. The CEO attends discussions of all matters affecting members of the Executive Committee.

The committee met on four occasions in the year under review. Attendance details can be found on page 72.
The matters discussed included:

- Appointment of members of the Executive Committee;
- Nomination of members of the Board of Directors;
- Remuneration Policy;
- Performance appraisal of members of the Board of Directors and the Executive Committee, including the CEO;
- Remuneration of the CEO and members of the Executive Committee;
- Disclosure and other statutory duties regarding remuneration and share and option rights held by members of the Board of Directors and Executive Committee.

The Chairman of the Nomination and Remuneration Committee reported on the aforementioned matters to the Board of Directors after each meeting and advised the Board on decision-making.

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Risk and Capital Committee

The Risk and Capital Committee assists the Board of Directors in three ways:
(i) Understanding Fortis's exposure to risks inherent to banking and insurance activities;
(ii) Overseeing the proper management of these risks;
(iii) Ensuring the adequacy of Fortis's capital relative to these risks and to those inherent to its overall operations.

The Risk and Capital Committee comprises the following four members: Jan-Michiel Hessels (chairman), Jacques Manardo, Rana Talwar and Piet Van Waeyenberge.

The Risk and Capital Committee met three times in 2005 (see page 72 for attendance details). Based on detailed presentations from the CRO and CFO Offices, the Risk and Capital Committee analysed and discussed the following matters:
- Fortis's financing requirements and strategy;
- Fortis's solvency;
- Fortis's risk profile (economic capital and RORAC per business);
- The status of the Liquidity Management project;
- Fortis's position with regard to Basel II and Solvency II;
- Fortis's risk structure and risk governance;
- Dividend policy and the 2004 dividend.

The Chairman of the Risk and Capital Committee reported on these topics to the Board of Directors after each meeting and, on the Committee's behalf, submitted its recommendations to the Board for final decision-making.

Audit Committee

The Audit Committee helps the Board of Directors fulfil its supervision and monitoring duties in the area of internal control in the broadest sense within Fortis. That includes internal control of financial reporting.

The Audit Committee comprises four members: Klaas Westdijk (chairman), Philippe Bodson, Richard Delbridge and Ronald Sandler. Each member has substantial financial or accounting experience, gained as either CEO or CFO of a major listed company, including financial institutions.

The Audit Committee is supported in its activities by the corresponding committees at key operating companies, by a number of Fortis support services, including Fortis Audit Services, Compliance and the Reporting Office, and by Fortis's external auditors, KPMG and PricewaterhouseCoopers.

The Audit Committee met on six occasions in 2005. Attendance details can be found on page 72. All its meetings were attended, at the Committee's invitation, by the CEO, the COO, the CFO, the external auditors, the General Auditor and Deputy General Auditor, and the Company Secretary.

The Audit Committee also met in closed session with the external auditors, and the committee chairman held regular meetings with the General Auditor.

The Audit Committee considered the following matters in 2005:
- Monitoring the integrity of quarterly and annual financial statements: consistent application of the valuation and accounting principles, consolidation scope, quality of the closure process, and significant issues brought forward by the CFO or the external auditors. The Committee also reviewed the press releases on the quarterly and annual figures;
- Follow-up of the implementation of IFRS, key policy decisions taken in this respect, and the impact of IFRS on Fortis;
- Monitoring the risk management and control system, based on reports by management (including the annual outcome of the management control statements process), the Compliance function and Fortis Audit Services. Reporting by Fortis Audit Services to the Audit Committee includes a quarterly management letter as well as reports on 'focal point audits' and an annual 'Risk Management Process Review';
- Monitoring the external audit process. This included the review and approval of the external audit plan and the 'Engagement Letter 2005', and the review of the quarterly Auditors' Letters. The Audit Committee also monitored the independence of the external auditors, based on factors like their declaration of independence and fees, and by tracking the volume and nature of non-audit services pre-approved in line with Fortis's independence policy;
- Monitoring the internal audit process, based, amongst other things, on review and approval of the 2005 Audit and Action plan and periodic reporting by Fortis Audit Services itself, and the review and approval of the department's updated charter. The Audit Committee also discussed the joint external assessment of Fortis Audit Services by the Belgian and Dutch banking and insurance regulators;
- Regular updates on specific matters like pension reporting, the actuarial reporting process and Basel II;
- New policies regarding the audit committees at Fortis companies and the auditing of joint ventures;
- Review of the disclosures in the Annual Review on Audit Committee activities and internal control;
- Self-assessment of the performance of the Audit Committee.

The chairman of the Audit Committee reported on these matters to the Board of Directors after each meeting and advised the Board on decision-making. The Audit Committee also advised on the incorporation of the audited Financial Statements in the Annual Report.

Executive Management

Fortis's Executive Management consists of the Chief Executive Officer (CEO) and the Executive Committee. They run Fortis in keeping with the values, strategies, policies, plans and budgets endorsed by the Board of Directors.

Composition and duties

The CEO is Fortis's top executive. As such he plays a crucial role in developing our company's values and strategic vision and in communicating them internally and externally. He is also responsible for enabling the Board and the Chairman to exercise their responsibilities – by ensuring, amongst other things, an appropriate flow of information and proposals for decision-making by the Board – and for maintaining ongoing interaction and dialogue.

The Executive Committee consists of the CEO and members entrusted with executive management functions within Fortis. Each member is accountable for one of Fortis's businesses or for a number of support services ('horizontal functions'). Members are appointed by the Board, having been proposed by the CEO in consultation with the Chairman and supported by the Nomination and Remuneration Committee. The Executive Committee's responsibilities are as follows:

- Studying, defining and preparing – under the CEO's leadership – strategic options and proposals that may contribute to Fortis's development;
- Proposing Fortis policies in areas like finance and risk management, submitting the proposals for the Board's approval and implementing the resultant policies;
- Supporting the CEO in the management of Fortis as a whole and the day-to-day management of the parent companies and group holding companies.

The Executive Committee is accountable to the CEO in respect of each of these duties, while the CEO is accountable to the Board for the proper performance of the Executive Committee.

The Executive Committee meets once a fortnight according to a fixed timetable. Further meetings are held whenever necessary.

Remuneration

The remuneration of executive managers consists of a fixed base salary, a variable annual incentive and a variable long-term incentive, which in 2005 was paid out partly in option rights and in cash and restricted shares. The level of the variable remuneration depends on factors such as individual performance, performance of the business relative to predefined targets and Fortis's performance relative to several companies in the financial sector. See note 12 of the Financial Statements for an overview of the remuneration policy and of the individual remuneration for 2005 of the CEO and the aggregate remuneration of members of the Executive Committee.

Stock and option plans

Options on Fortis shares have once again been granted to selected members of senior Fortis management as a token of confidence in their personal contribution to the company's growth and development. The number of options to which each person could subscribe was determined individually according to the level and scale of their responsibilities. When option rights granted under this plan are exercised, new Fortis shares will be issued or previously repurchased shares will be used. Note 11 of the Financial Statements contains a review of the stock and option plans.

Fortis and the corporate governance reference codes

Fortis's international structure, headed by two listed parent companies, one Dutch and one Belgian, confronts it with the daily challenge of applying two corporate governance systems, now featuring two separate reference codes. While these codes largely match in terms of their underlying principles, there are a number differences too.

Because of the specific cross-border context in which Fortis operates, we have developed our own 'single tier' governance structure, while naturally observing all the relevant Belgian and Dutch legal requirements. The structure is described in detail in the Fortis Governance Statement to ensure optimum transparency and to demonstrate its internal coherence. What follows, therefore, is limited to those aspects of corporate governance at Fortis that require additional explanation in the light of the Belgian (Lippens) or Dutch (Tabaksblat) Codes.

Fortis and the Lippens Code

The Lippens Code came into force on 1 January 2005. It applies to all companies incorporated under Belgian law, shares in which are traded on a regulated market. The Code uses the 'comply or explain' principle, which means that if a company chooses to deviate from any of the Code's principles, it should explain the reasons for doing so in the 'Corporate Governance' section of its annual review.

Fortis is applying all the Code's main principles, in line with the commitment we made last year. Two items require more detailed explanation:

- Principle 2.3: Independence of directors
  The Lippens Code states that: "To be considered independent, a director should be free from any business, close family or other relationship with the company, its controlling shareholders or the management of either that creates a conflict of interest such as to affect that director's independent judgement." The phrasing of this principle generally requires little comment. Questions may be raised, however, regarding its implementation and the way specific criteria in respect of a director's independence are formulated. The Lippens Code, the Tabaksblat Code,



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Article 524 of the Belgian Companies Act and the recommendation of the European Commission of 15 February 2005, for instance, all set out criteria which, if not actually contradictory, nevertheless differ from one another. For that reason, we have opted for our own criteria at Fortis, as set out in our Governance Statement. These match those of the Lippens Code, with the exception that Fortis considers it necessary to limit the restrictions on cross-directorships to listed companies.

- According to principle 7.18, the annual report should describe the main contractual terms of hiring and termination arrangements with executive managers. The remuneration policy for Fortis directors and Executive Committee members – described in detail in note 12 of our Financial Statements – sets out the main terms included in our contract with executive managers. This policy states that, for the future, executive managers will receive compensation equal to two times their base salary in the event that a contract is dissolved on Fortis's initiative. However, existing contracts, each of which was agreed in an earlier period and a specific set of circumstances, will be honoured.

Fortis and the Tabaksblat Code

Since 2004, listed companies incorporated under Dutch law have been legally required to declare in their annual financial statements that they have adhered to the Tabaksblat Code or to explain any instances in which they have deviated from it. We stated in our 2004 Annual Review that Fortis had observed the principles and best practice provisions of the Tabaksblat Code in the year in question, with a number of exceptions, which we duly explained. Fortis's statement was discussed at our annual general meetings in May 2005. Shareholders attending those meetings shared the view of the Board of Directors that the proposed reappointment of Fortis's Chairman, Maurice Lippens, for a period of three years (i.e. until after the 2008 annual general meeting) would be in Fortis's interest. Consequently, the AGMs resolved in this instance not to apply the maximum term of twelve years recommended by the Tabaksblat Code (Best Practice provision III.3.5).

We have amended Fortis's existing internal regulations on insider trading – which also extend to Fortis directors – in response to statutory requirements and best practices in Belgium and the Netherlands. In line with Best Practice provision II.2.6, the Fortis Governance Statement includes a Policy Statement summarising the principles and guidelines on the use of inside information and private investments to be adhered to by all Board members, senior managers, officers and employees worldwide. Detailed internal regulations have been, or are being, developed to ensure compliance with prevailing legislation, regulations and business best practices. As these regulations are numerous and tailored to highly specific local or business requirements, they are not published on the company website.

Bearing in mind the points expressed above, we hereby declare that Fortis has complied with the principles and best practice provisions of the Tabaksblat Code, subject to the qualifications and exceptions mentioned hereafter.

Qualifications

Our aim at Fortis is to comply with the Tabaksblat Code to the maximum possible extent. We cannot, however, meet all of the Code's provisions. Some of them conflict with the internal

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coherence of our governance structure, which has been carefully developed over the years to meet the challenges facing a binational group. What's more, our single-tier board structure creates a specific framework that is not customary in the Netherlands and which did not function as the primary frame of reference for the drafting of the Tabaksblat Code.

When applying the Code, therefore, we have been obliged to translate the various provisions to fit our single-tier structure. Provisions aimed at the Supervisory Board or the Management Board have thus been applied to Fortis's Board of Directors, while provisions for individual members of the Supervisory Board have been applied to our non-executive directors and provisions for individual members of the Management Board to Fortis's CEO.

A number of provisions could not, however, be translated to the Fortis context. These include the rules regarding a 'delegated supervisory board member' and a 'supervisory board member who temporarily takes on the management of the company' (III.6.6 and III.6.7 of the Tabaksblat Code respectively): these provisions are geared specifically to supervisory board members and the supervisory tasks they have to perform, and so cannot be reconciled with the single-tier board model.

Similarly, the provision that the Chairman of the Board shall not have held an executive position within the company (III.8.1) is an anomaly in the context of a single-tier Board model, as the essence of that system is precisely to combine the expertise of executives and non-executives in one and the same decision-making body. Fortis's Chairman and co-founder, Maurice Lippens, was co-chairman of the Board and of the Executive Committee until 2000. Since 2000, he has been a non-executive Board member and Chairman of the Board.

Several provisions of the Tabaksblat Code do not, moreover, apply to Fortis. This is the case with the following sections: II.2.1 (share options as a conditional remuneration component for management board members – Fortis does not offer such options), III.2.1 (all supervisory board members, with the exception of not more than one person, shall be independent – III.8.4 sets out the rule as it applies to Fortis), IV.1.2 (voting right on financing preference shares – Fortis does not have this type of preference share) and IV.2–IV.2.8 (depositary receipts for shares – Fortis does not issue this type of depositary receipt). The aforementioned provisions have not, therefore, been taken into consideration.

Regarding section III.3.5, the view has been taken that Fortis's rule to the effect that a person may not serve as a director for more than twelve years, with each individual term not exceeding four years, does not materially deviate from the Code's requirement of a maximum of three terms of four years each.

Finally, the provisions regarding the 'remuneration committee' and the 'selection and appointment committee' have been interpreted as applying to our Nomination and Remuneration Committee, since this body brings together the strongly interrelated selection, appointment and remuneration functions at Fortis.

Exceptions
('BP' refers to the 'Best Practice' sections of the Tabaksblat Code)

- BP II.1.6: *The management board shall ensure that employees have the possibility of reporting alleged irregularities of a general, operational and financial nature in the company to the chairman of the management board or to an official designated by him, without jeopardising their legal position. Alleged irregularities concerning the functioning of management board members shall be reported to the chairman of the supervisory board.*
- Fortis has introduced a whistleblower procedure (Fortis Internal Alert System), but this has not been published on the website. The procedure is intended solely for Fortis employees; external publication would not enhance its effectiveness, but could have undesirable repercussions in

countries where procedures of this nature run up against legal and/or cultural objections.

- BP II.2.3: *Shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least the end of the employment, if this period is shorter.*
- Under the long-term incentive plan, shares can be awarded only to the CEO. He may sell up to 50% of the shares in order to pay the tax incurred on them. The remaining shares may not be sold until six months after his relationship with Fortis has terminated.

- BP III.1.7: *The supervisory board shall discuss at least once a year on its own, i.e. without the management board being present, both its own functioning and that of its individual members.*
- Fortis's Board of Directors regularly reviews its own performance in an appropriate manner, but not necessarily on an annual basis. The Nomination and Remuneration Committee evaluates the individual board members.

- BP III.5.11: *The remuneration committee shall not be chaired by the chairman of the supervisory board or by a former member of the management board of the company, or by a supervisory board member who is a member of the management board of another listed company.*
- The Chairman of the Board of Directors at Fortis is responsible for the proper functioning of the Board and for initiating all processes relating to this. These include ensuring a Board line-up that is geared to the needs of the organisation and also entails a leading role within the Nomination and Remuneration Committee.

Board of Directors

Maurice Lippens
Philippe Bodson
Daniel Janssen
Rana Talwar

Jan Slechte
Richard Delbridge
Jacques Manardo
Piet Van Waeyenberge

Jean-Paul Votron
Jan-Michiel Hessels
Ronald Sandler
Klaas Westdijk














Count Maurice Lippens
(1943 – Belgian – Independent)
Chairman of the Board of Directors and of the Nomination and Remuneration Committee.
(First appointed 1981. Term runs to 2008).
Other positions: Director Total, Director GBL (Groupe Bruxelles Lambert), Director Belgacom, Director Suez-Tractebel, Chairman Compagnie Het Zoute, Director Iscal Sugar, Director Finasucre, Director Groupe Sucrier, Member Trilateral Commission, Member Harvard Business School European Advisory Council, Member Insead Belgium Council.

Jan Slechte
(1937 – Dutch – Independent)
Vice-chairman and Member of the Nomination and Remuneration Committee.
(First appointed 1996. Term runs to 2006).
Other positions: Member Supervisory Board Samasgroep N.V., Chairman Supervisory Board TU Delft, Director Stichting Continuïteit Fortis.

Jean-Paul Votron
(1950 – Belgian – Executive)
CEO, Member of the Board of Directors.
(First appointed 2004. Term runs to 2008).
Other positions: Member Management Committee Federation of Enterprises in Belgium.

Attendance at directors' meetings

Maurice Lippens	A: 8/8	B: 4/4
Jan Slechte	A: 8/8	B: 4/4
Jean-Paul Votron	A: 8/8	
Philippe Bodson	A: 8/8	C: 6/6
Richard Delbridge	A: 8/8	C: 6/6
Jan-Michiel Hessels	A: 7/8	D: 3/3
Daniel Janssen	A: 7/8	B: 4/4
Jacques Manardo	A: 8/8	D: 3/3
Ronald Sandler	A: 8/8	C: 6/6
Rana Talwar	A: 6/8	D: 2/3
Piet Van Waeyenberge	A: 8/8	D: 3/3
Klaas Westdijk	A: 8/8	C: 6/6

A: Board of Directors
B: Nomination and Remuneration Committee
C: Audit Committee
D: Risk and Capital Committee

Baron Philippe Bodson
(1944 – Belgian – Independent)
Member of the Board of Directors and of the Audit Committee.
(First appointed 2004. Term runs to 2007).
Other positions: Director CIB, Director Exmar, Chairman Floridienne, Director Fondation Bernheim, Member CSFB Advisory Board Europe, Director Hermes Asset Management Europe Ltd.

Richard Delbridge
(1942 – British – Independent)
Member of the Board of Directors and of the Audit Committee.
(First appointed 2004. Term runs to 2006).
Other positions: Non-executive Director Tate & Lyle PLC, Non-executive Director JP Morgan Cazenove Holdings, Non-executive Director Gallaher Group PLC, Council Member and Treasurer The Open University, Trustee The Wordsworth Trust.

Jan-Michiel Hessels
(1942 – Dutch – Independent)
Member of the Board of Directors and Chairman of the Risk and Capital Committee.
(First appointed 2001. Term runs to 2007).
Other positions: Chairman Supervisory Board Euronext N.V., Member Supervisory Board Royal Philips Electronics N.V., Member Supervisory Board Schiphol Group N.V., Member Supervisory Board Heineken N.V., Member International Advisory Board Morgan Stanley (until March 2006), Member International Advisory Board The Blackstone Group, Chairman Supervisory Board SC Johnson Europlant N.V.

Baron Daniel Janssen
(1936 – Belgian – Independent)
Member of the Board of Directors and of the Nomination and Remuneration Committee.
(First appointed 1999. Term runs to 2006).
Other positions: Honorary chairman Board of Directors Solvay SA, Vice-chairman Board of Directors UCB, Managing Director Solvac, Chairman Financière de Tubise SA, Chairman Advisory Board Solvay Business School, Member Steering Committee Trilateral Commission, Member Steering Committee European Round Table of Industrialists, Chairman Hoover Foundation for Brussels Free University.

Jacques Manardo
(1946 – French – Independent)
Member of the Board of Directors and of the Risk and Capital Committee.
Jacques Manardo was appointed member of the Nomination and Remuneration Committee in November 2005, with effect from 1 January 2006.
(First appointed 2004. Term runs to 2008).
Other positions: None.

Ronald Sandler
(1952 – German – Independent)
Member of the Board of Directors and of the Audit Committee.
(First appointed 2004. Term runs to 2007).
Other positions: Executive Chairman Computacenter PLC, Chairman Kyte Group, Chairman Oxygen Group PLC, President Chartered Institute of Bankers, Member of Herbert Smith Lawyers' Partnership Council, Advisor Palamon Capital Partners.

Rana Talwar
(1948 – Indian – Independent)
Member of the Board of Directors and of the Risk and Capital Committee.
(First appointed 2004. Term runs to 2008).
Other positions: Chairman Sabre Capital Worldwide, Non-executive Director Pearson PLC, Non-executive Director Schlumberger Ltd, Chairman Centurion Bank Ltd, Director Indian School of Business.

Baron Piet Van Waeyenberge
(1938 – Belgian – Independent)
Member of the Board of Directors and of the Risk and Capital Committee.
(First appointed 1988. Term runs to 2007).
Other positions: Chairman De Eik N.V. Brussels, Chairman Omroepgebouw Flagey N.V. Brussels, Chairman Indufin N.V. Brussels, Board member Suez Energy Services S.A. Paris, Director Stichting Continuïteit Fortis.

Klaas Westdijk
(1941 – Dutch – Independent)
Member of the Board of Directors and Chairman of the Audit Committee.
(First appointed 1996. Term runs to 2006).
Other positions: Chairman Supervisory Board ENECO Energie N.V., Member Supervisory Board Wolters Kluwer N.V. (until May 2005), Vice-chairman Supervisory Board VastNed Groep N.V., Chairman Supervisory Board Connexxion Holding N.V., Member Supervisory Board FD Media Groep B.V. (as of 1 July 2005).

Company Secretary
Michel van Pée (until 31 December 2005)
Ingrid Loos (from 1 January 2006)

Stichting Continuïteit Fortis

René Mannekens (1940)	Co-chairman; first appointed 1999. Position: Chairman of the Board of 3 W Direct Management Solutions ICT.
Mick den Boogert (1943)	Co-chairman; first appointed 2004. Positions: Professor of Securities Law, University of Groningen, Lawyer.
Herman Santens (1934)	Member; first appointed 1999.
Dick Bouma (1944)	Member; first appointed 2004. Position: Lawyer.
Piet Van Waeyenberge (1938)	Member, first appointed 2004. Position: Non-executive Director Fortis.
Jan Slechte (1937)	Member; first appointed 1999. Position: Non-executive Director Fortis.

Executive Committee



From left to right: Gilbert Mittler, Filip Dierckx, Karel De Boeck, Peer van Harten, Jean-Paul Votron, Jozef De Mey, Jos Clijsters and Herman Verwilst.

Jean-Paul Votron
(1950 – Belgian)
Chief Executive Officer
Member Board of Directors
Other positions: Member Management Committee Federation of Enterprises in Belgium.

Herman Verwilst
(1947 – Belgian)
Deputy CEO
Chief Operating Officer
Other positions: Professor Extraordinary at the University of Ghent, 'Censor' at the National Bank of Belgium, Director Flemish Economic Association, Director Belgian Finance Federation (Febelfin), Member Executive Committee and Board of Directors of the King Baudouin Foundation, Member Instituto de Empresa International Advisory Board, Madrid.

Gilbert Mittler
(1949 – Belgian)
Chief Financial Officer
Other positions: None.

Jos Clijsters
(1950 – Belgian)
Other positions: National Chairman of Young Enterprises, Member Board of Directors Stichting Marketing, Director EHSAL Management School, Director Vlerick Management School.

Karel De Boeck
(1949 – Belgian)
Other positions: Chairman European Financial Management and Marketing Association (EFMA).

Jozef De Mey
(1943 – Belgian)
Other positions: Member Royal Association of Belgian Actuaries, Chairman Compagnie Belge d'Assurances Aviation (Aviabel).

Filip Dierckx
(1955 – Belgian)
Other positions: Member Board of Directors of various companies of the Group SD Worx, Member General Assembly Employers Association (Voka), Board member of Flemish Economic Association.

Peer van Harten
(1962 – Dutch)
Other positions: None.

Shareholder information

The Fortis share

The Fortis share represents one unified share in the Belgian and Dutch parent companies Fortis SA/NV and Fortis N.V. respectively. The share replaces the former Fortis (B) and Fortis (NL) shares and was first listed on 17 December 2001. At the end of 2005 the number of outstanding Fortis shares carrying voting rights and entitled to dividend was 1,301,140,005.

Dividend policy

We revised our dividend policy because IFRS rules create more volatile results. For that reason, and as part of the long-term financial goals we set out in 2005, we have adopted a policy of paying a stable and growing dividend, taking account of our solvency, profitability and growth objectives. The Board of Directors will propose a cash dividend of EUR 1.16 to the Annual General Meetings of Shareholders on 31 May 2006. As an interim dividend of EUR 0.52 per share was paid in September 2005, the final dividend will amount to EUR 0.64 per share.

We began to pay an interim dividend in 2005. The amount of the interim dividend has been set as a matter of policy at 50% of the full-year dividend for the previous year. The interim dividend will be announced on publication of the half-year results.

Growing international dimension

Major shareholders (on 31 December 2005)

Stichting VSB Fonds	5.52%
Shareholders in:	
• Belgium	25%
• Netherlands	11%
• United Kingdom	18%
• Germany	13%
• Rest of World	28%
Total (rounded figures)	**100%**

Stock exchange listings

Fortis has a primary listing on both Euronext Brussels and Euronext Amsterdam, and has a secondary listing in Luxembourg. In the United States, we have a sponsored ADR programme.

Index weighting (on 28 February 2006)

AEX Index	9.55%
BEL20 Index	16.11%
Euronext 100	1.84%
MSCI World	0.18%
MSCI Europe	0.58%
MSCI EAFE	0.39%

Ticker symbols

	Bloomberg	**Reuters**
Euronext Brussels	FORB BB	FOR.BR
Euronext Amsterdam	FORA NA	FOR.AS
ISIN code BE0003801181		

Did you know that Fortis... has been voted 'Best Bank' in both Belgium and Luxembourg for five years in a row (*Euromoney*, July 2005)?

Ratings

	Fortis SA/NV and Fortis N.V.		Fortis Bank SA/NV	
	Long term	Short term	Long term	Short term
Moody's	A1		Aa3	P-1
Standard & Poor's	A+	A-1	AA-	A-1+
Fitch Ratings	A+	F1	AA-	F1+

Key figures

Year-end	2005 (IFRS)	2004 (IFRS)	2003	2002	2001
Price/earnings	8.8	8.7	9.4	40.8	14.5
Price/equity	1.8	1.7	1.7	2.0	2.7
Earnings per share (in EUR)	3.1	2.4	1.7	0.4	2.0
Shareholders' equity per share (in EUR)	14.8	12.0	9.2	8.4	10.7
Gross dividend per share (in EUR)	1.16	1.04	0.92	0.88	0.88
Number of shares (in million):					
• Outstanding	1,341	1,341	1,338	1,335	1,294
• Carrying voting rights, entitled to dividend	1,301	1,301	1,298	1,295	1,294
Volume traded:					
• Average daily (number of shares x 1,000)	5,618	5,425	6,871	5,999	6,234
• Average daily (in EUR million)	130	101	103	127	181
Share price (in EUR):					
• Year high	27.2	20.6	17.6	28.4	35.8
• Year low	20.6	16.4	9.3	13.5	21.7
• Year average	23.1	18.6	15.0	21.1	29.0
• At year-end	26.9	20.4	16.0	16.7	29.1

Market capitalisation (in EUR billion)



40
30
20
10
0
37.7
21.7
20.7
26.5
35.0
2001
2002
2003
2004
2005

Fortis share price performance compared with Euronext indexes



33
28
23
18
13
8
01 03
03 03
05 03
07 03
09 03
11 03
01 04
03 04
05 04
07 04
09 04
11 04
01 05
03 05
05 05
07 05
09 05
11 05
01 06
Fortis
AEX Index
BEL20 Index
DJ EURO STOXX 50

Total return in 2005 (in %)



50
40
30
20
10
0
41
36
31
31
29
25
25
Fortis
DJE Insurance
DJE Banks
AEX
Peer group
BEL20
DJE 50

Total return in 1990-2005 (in %)



1000
800
600
400
200
0
963
822
464
458
421
410
263
Fortis
Peer group
BEL20
AEX
DJE Banks
DJE 50
DJE Insurance

Peer group: average of 30 European financial companies. DJE: Dow Jones EURO STOXX Index

Important dates in 2006

Publication of 2005 annual results	9 March 2006
Publication of results for first quarter 2006	18 May 2006
Publication of results for first half-year 2006	10 August 2006
Publication of results for first three quarters 2006	9 November 2006
Annual General Meetings of Shareholders	31 May 2006
Fortis share quotes ex-dividend	2 June 2006
Start of dividend election period	2 June 2006
End of dividend election period	16 June 2006
Payment of 2005 final dividend	22 June 2006
Fortis share quotes ex-interim dividend	11 August 2006
Start of interim dividend election period	11 August 2006
End of interim dividend election period	30 August 2006
Payment of 2006 interim dividend	7 September 2006
Analysts' meeting*	10 March 2006
Conference call for analysts*	18 May 2006
Analysts' meeting*	10 August 2006
Conference call for analysts*	9 November 2006

* All presentations will be held in English and will be webcast (audio or video) live on www.fortis.com

Annual General Meetings of Shareholders

Fortis SA/NV	Fortis N.V.
31 May 2006, 9.15 am	31 May 2006, 3 pm
Fortis Bank Auditorium	Fortis Auditorium
Rue de la Chancellerie 1	Archimedeslaan 6
Brussels, Belgium	Utrecht, Netherlands

Information

The Fortis website (www.fortis.com) provides information about Fortis, our corporate governance, organisation, strategy and results. You can also find our press releases there.

The Investor Relations department ensures that information flows continuously to the investor community. The department can be reached at:

Rue Royale 20
1000 Brussels, Belgium
Tel.: +32 (0)2 510 53 91
Fax: +32 (0)2 510 56 30
E-mail: ir@fortis.com
www.fortis.com/ir

Archimedeslaan 6
3584 BA Utrecht, Netherlands
Tel.: +31 (0)30 226 32 20
Fax: +31 (0)30 226 98 38

For debt investor information, please mail debtinvestorinfo@fortis.com or visit www.fortis.com/debtinvestors.

Glossary

Affinity-based segment
Market segment united by its loyalty ('affinity') to a brand in the broadest sense (including charities and sports teams). This brand loyalty is then used to sell a new set of products or services, often provided by a third party (e.g. insurance policies branded by a supermarket).

Assurfinance
The selling of banking products through insurance brokers.

Bancassurance
The selling of insurance products through bank branches.

Basel II
Updated framework for the way banks and banking regulators calculate their credit risk capital requirement. It also introduces a new type of capital charge for operational risk such as fraud or IT issues. Basel II is based on the three pillars of minimum capital requirement, the supervisory review process and market discipline. The framework was prepared by the Basel Committee on Banking Supervision.

Basis point (bp)
One hundredth of a percentage point (0.01%).

CAGR
Compound Annual Growth Rate. The year-over-year growth rate applied to an investment or other element of a company's activities over a period of several years. The formula for calculating CAGR is (Current Value/Base Value)^(1/number of years)-1.

CDO
Collateralised Debt Obligation. American term for type of bond backed by a pool of bonds, loans and other assets. Payment of the principal and interest of the CDO is financed with the cash flows generated by the underlying financial assets. CDO is a class of asset-backed securities.

CFD
Contract for differences. An arrangement made in a futures contract whereby differences in settlement are made through cash payments, rather than the delivery of physical goods or securities.

Clearing
Administrative settlement of securities, futures and options transactions through a clearing organisation and the financial institutions associated with it (clearing members).

Combined ratio
The ratio between the insurer's total expenses (claims burden, commissions and general expenses) and premiums received. The combined ratio is only applied to non-life insurance.

Compliance
Department responsible for monitoring and managing the risks associated with a company's compliance with legislation and regulations. Fortis's Compliance Officers promote adherence to the internal code of conduct by advising management, businesses and individual employees.

Consumer finance
Short or medium-term credit provided to members of the public for a special purpose, such as the purchase of durable consumer goods. It does not include housing-related spending.

Core capital
Total available capital at group level (based on the banking definition of Tier 1 capital).

Corporate finance
General term for capital market-related services to finance mergers, acquisitions, buyouts, etc.

Did you know that Fortis... has a million contracted users of its online banking system in Belgium – a market share of 40%? This product is currently rated 'best buy' in the Belgian market.

COSO ERM framework
A control framework on Enterprise Risk Management (ERM) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in the United States.

Cost/income ratio
The ratio of operating costs and general expenses to net income. The lower the cost/income ratio, the more efficiently a company is operating. Also called 'efficiency ratio'.

Credit loss ratio
The ratio of specific provisions to average credit risk-weighted commitments. Also called 'loan loss ratio'.

Credit spread
The yield differential between government bonds and corporate bonds or credits.

Cross-selling
The strategy of using an existing customer base for one product as prospective customers for other products.

Custody
An agreement, usually between an investor and a bank (or possibly an agent or a trust company), whereby the investor deposits for safekeeping securities, gold or other valuables with the bank, which in turn takes the valuables into safekeeping for a fee.

Derivative
A financial instrument, traded on or off an exchange, the price of which is directly dependent upon (i.e. 'derived from') the value of one or more underlying securities, equity indices, debt instruments, commodities, other derivative instruments, or any agreed upon pricing index or arrangement.

DPF
Discretionary Participation Feature. This relates to the right of holders of certain insurance contracts and/or financial instruments to receive a supplemental return (in addition to guaranteed benefits). Its amount and/or time is contractually at the discretion of the issuers.

Disability insurance
Insurance against the financial consequences of long-term disability.

Divestment
The sale of assets. Also called 'disinvestment'.

Employee benefits
All forms of considerations given by an entity in exchange for service rendered by employees, in addition to their pay or salary.

Factoring
A form of corporate financing in which a company transfers outstanding debts to a factoring company that, for a fee, assumes responsibility for the debtor records, risk coverage and financing.

Fintro
Fortis's assurfinance network in Belgium. Fortis Bank is the sole supplier of banking products and loans. Fortis AG is the preferred supplier of insurance products.

Forward distribution integration
To gain access to (and control over) a distribution channel, e.g. bancassurance.

Funds under management
Assets (e.g. shares, bonds and property) managed by a financial services provider or fund manager on behalf of its clients.

Future
A financial contract obligating the buyer to purchase an asset (or the seller to sell an asset), such as a physical commodity or a financial instrument, at a predetermined future date and price.

Gross inflow
Sum of gross written premiums and investment contracts without DPF (Discretionary Participation Feature).

Gross written premiums
Total premiums (whether or not earned) for insurance contracts written or assumed during a specific period, without deduction for premiums ceded.

Hedge accounting
Hedge accounting recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item.

IFRS
International Financial Reporting Standards, previously International Accounting Standards (IAS), used as a standard for all listed companies within the European Union as of 1 January 2005 to ensure transparent and comparable accounting and disclosure.

Impairment
A decline in value whereby the carrying amount of the asset exceeds the recoverable amount. In such a case, the carrying amount will be reduced to its recoverable amount through the income statement.

Intermediary
Person or institution facilitating a transaction between a buying and a selling party. In the insurance business independent intermediaries market insurance products to customers. In the banking business Fortis Bank acts as intermediary in its capacity of securities broker.

Intermodal sector
Container transport sector.

Joint venture
A strategic alliance undertaken jointly by two or more parties bringing in capital and know-how, but otherwise retaining their separate identities.

Leasing
An agreement in which one party gains a long-term rental agreement, and the other party receives a form of secured long-term debt.

Loan syndication
A process in which banks resell portions of large loans to other banks.

Marked-to-market
Valuation at market prices, as of the balance sheet date, of securities and derivatives held for trading purposes.

Market capitalisation
Value attributed to the company by the stock market. Market capitalisation corresponds to the number of shares outstanding multiplied by the share price at a given time.

Non-performing loans
Loans that are impaired and/or uncollectible.

Operating leverage
The difference between revenue growth and cost growth.

Operating margin
Operating income divided by net premium. Operating income is the profit or loss stemming from all operations, including underwriting and investments.

Option
A privilege sold by one party to another that offers the buyer the right, but not the obligation, to buy (call) or sell (put) a security at an agreed-upon price during a certain period of time or on a specific date.

Organic growth
The growth rate of a company excluding any growth from acquisitions, divestments or exchange rate movements.

Personal lines insurance
Insurance for individuals and families, such as car and homeowners' insurance.

Private equity
Equity securities of companies that are not listed on a public exchange. Transfer of private equity is strictly regulated; therefore, investors looking to sell their stake in a private company have to find a buyer in the absence of a marketplace.

RARORAC
The Risk Adjusted Return On Risk Adjusted Capital (RARORAC) is a performance yardstick that establishes a consistent relationship between the risks and returns of a company's various activities. RARORAC is calculated by dividing the risk-weighted return by the economic capital, after incorporation of diversification benefits. The risk-weighted return is itself determined on the basis of the result before tax and discontinued operations, with provisions for credit risks being replaced by estimated, cycle-neutral expected losses.

Return on equity (ROE)
The ratio (in percent) between the net profit and the average shareholders' equity for a financial year. A measure of profitability of equity indicating the return that a company achieves on the capital it employs.

Reverse repurchase agreement
The purchase of securities with an agreement to resell them at a higher price at a specific future date.

Risk-weighted commitments
Total commitments calculated on the basis of the risks relating to the various balance sheet terms.

Shadow accounting
According to IFRS 4 an insurer is permitted, but not required, to change its accounting policies so that a recognised but unrealised gain or loss on an asset affects the measurement of the insurance liabilities. The related deferred adjustment to the insurance liability (or deferred acquisition costs or intangible assets) is recognised in equity only if the unrealised gains or losses are recognised directly in equity.

Shareholders' equity
The residual interest in the assets of the entity after deducting all of its liabilities. Financial institutions are obliged to keep sufficient shareholders' equity to meet their obligations towards customers.

Solvency II
A fundamental and wide-ranging review of the current solvency rules for European insurance companies in the light of current developments in insurance, risk management, finance techniques and financial reporting.

Straight-through processing
Processing of financial transactions without manual or visual intervention.

Structured credits
A general term used to describe either the practice or the result of creating securities by repackaging cash flows from financial contracts.

Technical result
The result generated by the underwriting of insurance contracts including financial revenues and capital gains related to these contracts. Only used in the insurance business.

Tier 1 ratio
Core capital of a bank expressed as a percentage of the risk-weighted balance sheet total.

Total capital ratio
Total capital of the bank expressed as a percentage of total risk-weighted commitments. The minimum standard set by the Bank for International Settlements is 8%.

Value added by new life business
The discounted present value of the future distributable shareholder net cash flows expected from the block of new business written in a specified period.

VaR
Abbreviation of Value at Risk. A technique which uses the statistical analysis of historical market trends and volatilities to estimate the likelihood that a given portfolio's losses will exceed a certain amount.

Vendor leasing
A working relationship between a leasing company and a vendor to provide leasing to the vendor's customers. In some sense, the leasing company acts as an extension of the vendor, providing credit checking, billing and documentation collection services, and customer service.


LANDS END
2005
NEW YORK 3147
JOHN O'GROATS 874
ISLES OF SCILLY 28
LONGSHIPS LIGHTHOUSE 1½
END TO END
11TH JUNE

Going the extra mile

From Walkathons to cycling from Land's End to John o'Groats, Fortis people in the UK go a whole lot of extra miles for their local communities.

Employees of Fortis Insurance Ltd., for instance, have raised close to EUR 30,000 to date for charities devoted to helping sick youngsters. A room in the new Children's Unit at the Gloucestershire Royal Hospital has even been named in Fortis's honour in recognition of our staff's sustained fund-raising efforts.

Where you'll find us

(situation at year-end 2005)



Retail Banking
Fortis Investments
Commercial & Private Banking
Merchant Banking
Insurance
United Kingdom
Fortis Investments
7 Business Centres
Private Banking office
Merchant Banking
Fortis UK
Belgium
1,128 Retail branches
Fortis Investments
25 Business Centres
7 Private Banking offices
Merchant Banking
Fortis AG + FB Insurance
Fortis Corporate Insurance
Netherlands
169 Retail branches
Fortis Investments
23 Business Centres
11 Private Banking offices
Merchant Banking
Fortis Insurance Netherlands
Fortis Corporate Insurance
Luxembourg
37 Retail branches
Fortis Investments
1 Business Centre
5 Private Banking offices
Merchant Banking
Fortis Luxembourg Assurances
Fortis Corporate Insurance
Germany
Fortis Investments
6 Business Centres
Merchant Banking
Poland
32 Retail branches
Fortis Investments
6 Business Centres
Private Banking office
Merchant Banking
Portugal
2 Business Centres
Merchant Banking
Millenniumbcp Fortis (51%)
Spain
Fortis Investments
5 Business Centres
8 Private Banking offices
Merchant Banking
Caifor (Life: 40% - Non-life: 60%)
France
80 Retail branches
Fortis Investments
18 Business Centres
Private Banking office
Merchant Banking
Fortis Assurances
Switzerland
Fortis Investments
1 Business Centre
7 Private Banking offices
Merchant Banking
Italy
Fortis Investments
5 Business Centres
4 Private Banking offices
Merchant Banking
Turkey
174 Retail Branches
12 Business Centres
Private Banking office
Merchant Banking
Curaçao
Private Banking office
Merchant Banking
China
Fortis Investments
2 Business Centres
Merchant Banking
Taiping Life (24.9%)
Thailand
Muang Thai-Fortis (40%)
Malaysia
Mayban Fortis (30%)
Singapore
Private Banking office
Merchant Banking
Europe
The Americas
Asia
Norway
Sweden
Denmark
Ireland
Isle of Man
United Kingdom
Netherlands
Belgium
Luxembourg
Germany
Poland
Czech Rep.
Austria
Hungary
Switzerland
France
Guernsey
Italy
Portugal
Spain
Greece
Turkey
Russia
Algeria
Malta
Canada
USA
Mexico
Bahamas
Cayman Islands
British West Indies
Curaçao
Brasil
China
India
Vietnam
Malaysia
Indonesia
Australia

Together, the Annual Review 2005 and the Financial Statements 2005 constitute the Annual Report of Fortis. The Financial Statements contain the financial statements of Fortis and the statutory accounts of Fortis SA/NV and Fortis N.V. The Annual Report is published in the English, Dutch and French languages. In case of any discrepancy between these versions, the French and Dutch texts shall prevail. Fortis has taken every precaution to ensure that there are no differences between the French and the Dutch versions. The Annual Report is also available on the internet: www.fortis.com.

Op uw verzoek zenden wij u graag het Jaaroverzicht 2005 in het Nederlands. Het Jaaroverzicht 2005 en de Jaarrekeningen 2005 vormen tezamen het Jaarverslag van Fortis. Het deel 'Jaarrekeningen' bevat de jaarrekening van Fortis en de statutaire jaarrekening van Fortis SA/NV en Fortis N.V. Het jaarverslag is verkrijgbaar in het Nederlands, Frans en Engels. In geval van verschillen tussen deze versies hebben de Franse en de Nederlandse versie de voorrang. Fortis heeft alles in het werk gesteld om zich ervan te vergewissen dat er geen verschillen zijn tussen de Franse en Nederlandse versie. Het jaarverslag is ook te vinden op internet: www.fortis.com.

Sur simple demande, nous vous enverrons volontiers le Synopsis de l'année 2005 en français. Le Synopsis de l'année 2005 et les Comptes annuels 2005 constituent ensemble le Rapport annuel de Fortis. La partie « Comptes annuels » présente les états financiers de Fortis et les Comptes statutaires de Fortis SA/NV et de Fortis N.V. Le rapport annuel est publié en français, en néerlandais et en anglais. En cas de divergence entre ces versions, les versions française et néerlandaise feront foi. Fortis a veillé à assurer, dans la mesure du possible, la concordance entre les versions française et néerlandaise. Vous pouvez également consulter le rapport annuel sur Internet : www.fortis.com.

Published and edited by
Fortis Corporate Communications

Photography
Ronald Schmets

Concept and design
Dart Design, Amsterdam

Printed by
Thieme GrafiMedia Groep

Binding
Binderij Hexspoor, Boxtel


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. CU-COC-802731
© 1996 Forest Stewardship Council
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Fortis

Rue Royale 20
1000 Brussels, Belgium
Telephone +32 (0)2 510 52 11
Fax +32 (0)2 510 56 30

Archimedeslaan 6
3584 BA Utrecht, The Netherlands
Telephone +31 (0)30 226 62 22
Fax +31 (0)30 226 98 38

info@fortis.com

www.fortis.com